2004 Annual Report

AXA
FINANCIAL PROTECTION

Be Life Confident

Message from the Chairman of the Supervisory Board 5

Interview with the Chairman of the Management Board 6

1 Introduction 8

2 Sustainable Development 62

3 Description of Business 80

4 Investment Strategy and Capital Resources 108

5 Risk Management 116

6 Management Report 136

7 Financial Statements 194

8 Other Supplementary Financial Information 278

9 Parent Company 296

10 General Information 312

Be

50 million customers

across the globe have placed their trust in AXA.

112,000 employees and distributors

worldwide working to deliver the right solutions and top quality service to our customers.

Life Confident

All around the world, we deliver our products and services under a global brand. Combined with our tagline –Be Life Confident– the AXA brand conveys our promise to customers: we will protect them and help them realize their projects at every stage of their lives

ROYAL DAFFODIL
LIVERPOOL

17,500 employees volunteer for their local community.

72.2 billion euros in consolidated revenues (+ 2% on a comparable basis).

869 billion euros in assets under management (+ 16% at constant exchange rates).

2.7 billion euros in underlying earnings (+ 38 % at constant exchange rates).

2.5 billion euros in net income, Group share (+ 160% at constant exchange rates).

This report is a free translation of AXA's French *Document de Référence*. It is being furnished solely for information and convience purposes and is qualified in its entirety by reference to the original French *Document de référence* which is available on AXA's website at www.axa.com.

Our Vision

To help our clients be life confident: it's our vision of the business and how it should be done.

Our Business: Financial Protection

Financial Protection involves supporting our clients – individuals as well as small, mid-size and large businesses – throughout their lives by responding to their insurance, protection, retirement savings and estate planning needs.
Aware and proud of our industry's contribution to the economic and social development of the countries in which we are present, we seek to do business responsibly by living up to consistent values and stakeholder commitments throughout the world.

Our ambition

Together, we are working toward the shared ambition of becoming a global leader in our core business of Financial Protection, by delivering both high-quality products and high-quality service and performance.

Our Values

Team Spirit, Integrity, Innovation, Pragmatism, Professionnalism.

Our Commitments

To do business responsibly and build a relationship of trust with our partners.

Our Clients

Consistently deliver efficient local service and adapted solutions, while adhering to the highest standard of professional conduct.

Our Suppliers

Maintain excellent relationships with suppliers by adhering to a set of clearly defined procurement guidelines and promoting ongoing dialogue.

The Community

Act as a responsible corporate citizen by sharing our professional expertise with the community, innovating in the area of employment and sponsoring philanthropic initiatives.

Our Employees

Ensure professional fulfillment by offering a supportive and respectful workplace where people are empowered and the continuous development of competencies is encouraged.

Our Shareholders

Achieve operating performance that ranks among the best in the industry, in order to create lasting value, and strive to furnish accurate financial information.

The Environment

Contribute to environmental preservation efforts by making available our environmental risk management capability and promoting environmentally sound practices in the workplace.

4

MESSAGE FROM ...	]

The AXA brand was born twenty years ago.

Twenty years of international expansion, twenty years of exponential growth, followed by consolidation.

Since then, the world has witnessed two decades of economic spasms: the real estate and junk bond crises of the early 1990s; euphoria for the new economy in the late 1990s; the stock market meltdown of the early 2000s; the current uncertainties related to the threat of terrorism, the war in Iraq, the US deficit and weak dollar; the emergence of China and, not far behind it, India.

Twenty years that have also seen the demise of industry titans and the rise of new players.

One thing that has not changed in twenty years, however, is AXA’s strategy: stay focused on one core business; see the inevitable globalization as an opportunity; gain strength in the domestic market –in our case, France– before setting out to conquer international markets; go after leadership in each new market; take the time to understand and respect cultural differences; “think global but act local,” while building synergies between subsidiaries; put the accent on operational excellence; believe that the value of an organization depends on its people and motivate employees by ensuring that their interests coincide with those of the organization; develop a shared corporate culture based on a common set of values.

While individuals may come and go, strategy remains.

AXA’s efforts to consolidate growth over the last few years are bearing fruit today, and enable us to stay confidently on track. The Financial Protection business is evolving because the world around it is changing.

Today, AXA has both the financial strength and the ability to innovate, allowing us to lay claim to the only role that is truly worth playing: the leadership role.

[	Introduction

What lessons have you learned from the key events of 2004?

Henri de Castries: Despite the most robust growth in the global economy in nearly 30 years, 2004 also demonstrated once again that expansion, no matter how rapid, does not rule out risk. For anyone who may have forgotten, events such as the Indian Ocean tsunami in December, the hurricanes in Florida, and several severe industrial disasters served as brutal reminders.

In a world of growth and risk, the legitimacy of AXA’s core Financial Protection business is more obvious than ever. It helps our clients to identify the risks they face, prevent them from occurring, and repair the damage. Financial protection is necessary. It renders growth both possible and sustainable. In fact, this business –our business– was ahead of the collective awareness curve on sustainable development issues.

On balance, how did AXA perform last year? H. d. C.: 2004 was an excellent year from a growth and an earnings standpoint. We won over a significant number of new clients in our key markets—more than 500,000 new contracts in France or more than 280,000 new customers in the Mediterranean region, for example. While there is still room for improvement, our organic growth enabled us to pick up market share. The integration of MONY in the United States is going according to plan, extending our reach in this key market.

While the financial environment is still not cloudless, we produced significant earnings growth in all our businesses. As a result, we are able to offer our shareholders a substantially higher dividend payout. This enhanced performance came from across the board—with high profitability in France, the United States, Belgium and the Mediterranean region, and significant improvement in both Japan and the United Kingdom.

We can also be pleased with our asset management business. AXA Investment Managers, which celebrated its ten years in the business last year, was one of the top global performers in its segment, bringing in an impressive 29 billion euros in net new monies.

The year was not without disappointment, however. Unable to reach an agreement on price terms with the committee of independent directors of our subsidiary AXA Asia Pacific, we preferred to withdraw our offer to acquire outstanding minority interests. This decision has no impact on our strategy in the high-growth Asian region, however.

What is your strategy going forward? H. d. C.: Our strategy has not changed. AXA still has significant room for performance improvement. To boost organic growth, we must make further improvements in the quality of service we deliver, continue to roll out more competitive and innovative products, and strengthen our distribution channels. At the same time, we need to continue driving down our unit costs. And as was the case with MONY, we must remain attuned to genuine opportunities for external growth in our key markets.This puts us in the virtuous circle of growth. We will be able to consistently offer higher earnings for our shareholders and even better development opportunities for our employees.

What are AXA’s principal trump cards? H. d. C.: AXA has a number of things going for it: a global brand, considerable financial strength and high quality products. Our biggest strength, however, lies in the expertise and the enthusiasm of the people who work for AXA. They are proud to work for a company that has become a global powerhouse in twenty years. But they also realize that we still have a long way to go. At the end of the day, they are quietly determined to demonstrate that they are willing and able to change the way they work if it means offering better service to their customers.

[	Introduction

History and development

AXA1 originated from several French regional mutual insurance companies, known collectively as “les Mutuelles Unies”.

In 1982, les Mutuelles Unies took control of Groupe Drouot and following this transaction the new Group began operating under the name of AXA.

In 1986, AXA acquired Groupe Présence.

In 1988, AXA transferred its insurance businesses to Compagnie du Midi and operated under the name of AXA Midi, which subsequently reverted back to the AXA name. Two years later, the French insurance operations were reorganized to operate by distribution channel.

In 1992, AXA took control of Equitable Companies Incorporated following the demutualization of Equitable Life.

In 1995, AXA acquired a majority ownership interest in National Mutual Holdings following its demutualization. National Mutual Holdings changed its name to AXA Asia Pacific Holdings Ltd.

In 1997, AXA merged with Compagnie UAP. This transaction enabled AXA to significantly increase its size and reinforce its strategic positions, especially in Europe.

In 1998, AXA purchased the minority interests of AXA Royale Belge and, in 1999, acquired Guardian Royal Exchange in Great Britain through its subsidiary Sun Life & Provincial Holdings (“SLPH”). The Guardian Royal Exchange acquisition allowed AXA to further establish its positions in both the United Kingdom and Germany.

In 1999, Equitable Companies Incorporated changed its name to AXA Financial, Inc. (“AXA Financial”).

In 2000, AXA acquired a majority ownership interest in “Nippon Dantaï Life Insurance Company”, resulting in a new company called “AXA Nichidan” (which became in 2001 “AXA Life Insurance Co.”). In addition, in July 2000, AXA increased its interest in SLPH from 56.3% to 100%. In August 2000, AXA sold its interest in Donaldson Lufkin & Jenrette to Credit Suisse Group, which was completed in November 2000. In October 2000, Alliance Capital, a subsidiary of AXA Financial, acquired the U.S. asset management company Sanford C. Bernstein. In December 2000, AXA acquired the remaining minority interests in AXA Financial, which is now a 100% owned subsidiary of AXA.

In 2001 and 2002, AXA acquired two financial advisory networks in Australia, Sterling Grace and Ipac Securities, as well as a banking platform in France, Banque Directe. AXA also continued to streamline its portfolio of businesses, selling its health business in Australia and insurance operations in Austria and Hungary, and reorganizing its reinsurance business. In 2002, the Group sold its bank reinsurance business in Chile.

In 2003, AXA sold all its activities in Argentina and Brasil. In September 2003, the Group announced the acquisition of the American group Mony. This operation was subjected to the approval of the shareholders of Mony and to the obtaining of various lawful authorizations.

In 2004, AXA purchased the American group Mony; this operation allowed AXA to reinforce for a total amount of approximately 25% the capacity of distribution of AXA Life activities in the United States. In addition, AXA sold its insurance activities in Uruguay (AXA Seguros Uruguay) thus finalizing its disengagement from South America; it also disposed of its broking activities (Unirobe) and its activity of health insurance in the Netherlands, and finally its activity of loan on real property in Germany (AXA Bausparkasse AG).

(1)	In this annual report:
	•	the “Company” refers to the holding company AXA, organized under the laws of France,
	•	“AXA” refers to the Company and its direct and indirect subsidiaries.

Corporate Governance

Implementing sound corporate governance principles has been a priority at AXA for many years. Because its stock is publicly traded on the New York Stock Exchange, AXA is subject to the Sarbanes-Oxley Act, which was adopted in the United States in 2002. Accordingly, AXA has made various adjustments necessary to bring the Company into compliance with the Act. AXA has also reviewed its rules of corporate governance in light of the recommendations contained in the Bouton Report and the relevant sections of the French Financial Security Act (Loi de Sécurité Financière) of August 1, 2003.

Governance Structure: Management Board and Supervisory Board

A Management Board and a Supervisory Board have governed AXA since 1997. This form of corporate governance, which separates the powers of management from those of supervision, is considered to offer one of the most balanced frameworks for exercising corporate power.

An Executive Committee assists the Management Board in the performance of its duties. In addition, the Supervisory Board has established four special-purpose Committees.

Supervisory Board
The “Supervisory Board” and “Supervisory Board Committees” paragraphs below correspond to the first part of the Supervisory Board Chairman’s Report on the conditions under which the Board’s work is prepared and organized, which was prepared in accordance with the French Financial Security Act of August 1, 2003. The second part, which concerns internal control procedures, is included at the end of this section on Corporate Governance.

In the discussion below, the paragraphs on the composition of the Supervisory Board and its Committees have been updated, to reflect:

  the re-elections and appointments that will be submitted to a vote of AXA’s shareholders on April 20, 2005;
  the positions currently held by each member of the Supervisory Board;
  changes in the membership of the Board’s various Committees in 2004 and early 2005.

Role and powers
The Supervisory Board oversees the management of the Company and is accountable to the shareholders. The Supervisory Board appoints and dismisses the Chairman and members of the Management Board and supervises executive management of the Company.

Article 12 of the Company’s articles of incorporation and bylaws, and the Supervisory Board’s own internal regulations, specify that, in light of its enhanced supervisory power with respect to matters of particular concern to the shareholders, the following transactions or issues require the prior consent of the Supervisory Board:

  the issuance of securities with a direct or indirect claim on the equity capital of the Company;
  proposed stock repurchase programs submitted to a vote of the shareholders assembled in an ordinary meeting;
  financing operations that may have a material impact on the Company’s financial position;
  any contemplated business acquisition whose price is more than €500 million;
  agreements to form strategic partnerships;
  the implementation of all stock option plans;
  proposals to amend the Company’s bylaws submitted to a vote of the shareholders in an extraordinary meeting;
  appropriations of earnings and dividends for the previous year proposed to shareholders in an ordinary meeting;
  interim and final dividend payment dates.

Operating procedures
The guidelines governing the operation, organization and compensation of the Supervisory Board are contained in its internal regulations.

These regulations require that the Supervisory Board meet at least five times a year.

INTRODUCTION 11

[	Introduction

Its members receive documentation concerning matters to be reviewed prior to each meeting, generally eight days in advance.

This documentation always includes information on:

  the Group’s operations, as presented in the Management Board’s quarterly report, a press review, and a stock price performance report;
  reports on committee meetings that have been held since the last Supervisory Board meeting.

In addition to the agenda, this documentation may also include information on issues pertaining to the Group’s operations (e.g. a presentation on a particular operating company’s strategy and priorities) or a presentation on a particular subject (e.g. the brand, a transversal project, etc.).

Accordingly, the Group’s principal managers may be invited to take part in Board meetings from time to time to present their business area, their objectives and their results.

Training courses and special meetings are organized for members of the Supervisory Board as needed. Certain members of the Supervisory Board have requested and received training in the Group’s various business areas and have attended presentations on specific Group companies.

To ensure that their interests and those of the Group are aligned, members of the Supervisory Board are required to own shares in the Company, the value of which must be at least equal to the amount of directors’ fees they receive in the course of any given year.

Composition

On December 31, 2004, the Supervisory Board had 14 members, elected by the shareholders. Currently, four members of the Supervisory Board are not French nationals.

At the Company’s annual general meeting on April 21, 2004, the shareholders re-elected Claude Bébéar, and also elected Jacques Tabourot to the Supervisory Board as its employee-shareholder representative.

Acting on the recommendation of the Selection and Governance Committee, the Supervisory Board has decided to recommend that the Management Board ask the shareholders to:

  re-elect Anthony Hamilton, Henri Lachmann and Michel Pébereau for an additional term of four years;
  not to re-elect Mr. Jacques Calvet and Bruno Roger;
  not to re-elect Thierry Breton, whose term of office expires at the close of this General Meeting and who resigned from his position on February 28, 2005 after his nomination as French Finance Minister ;
  ratify the Supervisory Board's decision to appoint Léo Apotheker to fill the vacancy left by the death of Alfred von Oppenheim, for the remainder of the late Mr. von Oppenheim’s term;
  elect Jacques de Chateauvieux for a term of four years, replacing Jacques Calvet, whose term expires at the close of this meeting;
  elect Ms. Dominique Reiniche for a term of four years, replacing Bruno Roger, whose term expires at the close of this meeting.

If the shareholders decide, at the April 20, 2005 meeting, to elect, re-elect or appoint the aforementioned individuals, the Supervisory Board will be composed of 13 members.

Supervisory Board members are selected on the basis of their acknowledged competence and experience, as well as their ability to work together and become actively involved in the supervision of a company like AXA.

The Board makes a special effort to assess the independence of each Supervisory Board member with respect to the general management duties performed by the Management Board.

Acting on the recommendation of its Selection Committee, the Supervisory Board has assessed the independence of all of its members on the basis of the recommendations contained in the Bouton Report on corporate governance in publicly traded companies and, for the members of the Audit Committee, on the basis of the criteria set forth in the Sarbanes-Oxley Act.

On December 31, 2004, 10 of the 14 Supervisory Board members met the independence criteria based on the recommendations of the Bouton Report: Thierry Breton, Jacques Calvet, David Dautresme, Anthony Hamilton, Henri Hottinguer, Henri Lachmann, Gérard Mestrallet, Alfred von Oppenheim, Bruno Roger and Ezra Suleiman.

If the shareholders ratify the resolutions submitted to them on April 20, 2005, 9 of the 13 Supervisory Board members will meet the Bouton Report’s recommended criteria for independence. They are: Dominique Reiniche, Léo Apotheker, Jacques de Chateauvieux, David Dautresme, Anthony Hamilton, Henri Hottinguer, Henri Lachmann, Gérard Mestrallet, and Ezra Suleiman.

The Supervisory Board is taking the measures required to ensure that, by July 2005, all of the members of the Audit Committee will meet the independence criteria set forth in the Sarbanes-Oxley Act.

INTRODUCTION 13

[	Introduction

Composition of the Supervisory Board on December 31, 2004:

Name (and age)	Office presently held	Number of AXA shares held on 12/31/2004	Directors’ fees earned in 2005 for 2004 (gross amounts, in euros)	Directors’ fees earned in 2004 for 2003 (gross amounts, in euros)

Claude BEBEAR	Chairman of the
(69)	Supervisory Board	510,306	79,767.48	75,464.53

Jean-René FOURTOU	Vice-Chairman of the
(65)	Supervisory Board	6,876	74,819.37	82,832.95

Thierry BRETON (1)	Member of the
(50)	Supervisory Board	3,500	29,612.17	30,363.84

Jacques CALVET	Member of the
(73) (1)	Supervisory Board	8,665	78,688.26	80,679.63

David DAUTRESME	Member of the
(71) (1)	Supervisory Board	26,800	54,720.87	58,609.46

Anthony HAMILTON	Member of the
(63) (1) (2)	Supervisory Board	4,436	35,222.89	34,012.97

Henri HOTTINGUER	Member of the
(70) (1)	Supervisory Board	61,871	59,190.28	64,714.72

Henri LACHMANN	Member of the
(66) (1) (2)	Supervisory Board	7,060	29,612.17	30,363.84

Gérard MESTRALLET	Member of the
(56) (1)	Supervisory Board	2,825	45,494.63	36,469.11

Alfred von OPPENHEIM*	Member of the
(70) (1)	Supervisory Board	40,000	43,020.40	46,258.58

Michel PEBEREAU	Member of the
(63) (2)	Supervisory Board	4,200	36,268.38	40,118.23

Bruno ROGER	Member of the
(71) (1)	Supervisory Board	11,236	36,460.00	37,662.09

Ezra SULEIMAN	Member of the	632
(63) (1)	Supervisory Board	1,000 AXA ADR	30,657.67	19,400.46

Jacques TABOUROT	Member of the
(59)	Supervisory Board	16,055	26,465.07	–

(1)	Independent.
(2)	Shareholders will be asked to consider re-election at the annual general meeting on April 20, 2005.
(*)	Mr. Alfred von Oppenheim died in January 2005.

In addition, the following individuals are expected to be elected at this annual general meeting (April 20, 2005):

– Dominique Reiniche (49): President, European Group of Coca-Cola Enterprises; First Vice-President, Union of European Soft Drinks Associations (UNESDA) ; Member of the Executive Committee of MEDEF; Chairman, Union des Annonceurs (UDA) ; Member of the board, ECR Europe; Member of the Advisory Board, ING Direct.

– Léo Apotheker (51): President, Global Field Operations of SAP AG ; Member of the Executive Board, SAP AG, SAP

Present principal occupation or employment	First appointment / term of office

Chairman and CEO of FINAXA; Director or member of the Supervisory Board of AXA Financial (United States),BNP Paribas,	June 1988/
Vivendi Universal and Mutuelles AXA; Non-voting member of the board of Schneider Electric.	May 2008

Chairman and CEO of Vivendi Universal; Chairman of the Supervisory Board of Groupe Canal+; Director of Sanofi-Aventis and	April 1990/
Cap Gemini.	April 2007

Chairman and CEO of France Telecom; Chairman of the Board of Directors of TSA and Orange; Director or member of the	May 2001/
Supervisory Board of Thomson,Schneider Electric and Dexia (Belgium).	April 2005

Chairman of the Supervisory Committee of Bazar de l’Hôtel de Ville (BHV); Vice-Chairman of the Supervisory Board of	January 1997/
Galeries Lafayette; Director or member of the Supervisory Board of Novarte,Société Générale and Société Foncière Lyonnaise;	April 2005
Non-voting member of the board of EPI,Cottin Frères and Enjoy.

Senior Advisor,Lazard Frères; Managing partner of DD Finance; Chairman of the Supervisory Board of Club Méditerranée;	April 1990/
Director or member of the Supervisory Board of Casino and Fimalac; Non-voting member of the board of Groupe Go Sport,Lazard	April 2007
Frères Banque and Eurazeo.

Non-executive Chairman of AXA UK Plc (United Kingdom) and AXA Equity and Law (United Kingdom); Director or member	January 1996/
of the Supervisory Board of AXA Financial (United States); Pinault-Printemps-Redoute,Swiss Re Capital Markets Limited (United	April 2005
Kingdom),Binley Limited (United Kingdom) and Tawa UK Limited (United Kingdom).

Chairman and CEO of Sofibus; Chairman of the Supervisory Board of Emba NV (The Netherlands); Vice-Chairman of Gaspee	June 1988/
(Switzerland); Senior Chief Officer and Director of Financière Hottinguer,Intercom and Profinor; Chief Officer of the Board of	April 2007
Director of Hottinguer Finanz & Treuhand (Switzerland); FINAXA,AXA France IARD and AXA France Vie; Non-voting member of the board of Didot Bottin.

Chairman and CEO of Schneider Electric; Vice-Chairman of the Board of Directors of Mutuelles AXA; Director or member	May 1996/
of the Supervisory Board of FINAXA,Vivendi Universal and Groupe Norbert Dentressangle; Non-voting member of the board	April 2005
of Fimalac.

Chairman and CEO of Suez; Chairman of Suez Environnement,Suez-Tractebel (Belgium) and Electrabel (Belgium); Vice-	January 1997/
Chairman of Sociedad General de Aguas de Barcelona (Spain) and Hisusa (Spain); Director or member of the Supervisory Board	April 2007
of Crédit Agricole S.A.,Compagnie de Saint-Gobain,Taittinger and Pargesa Holding S.A (Switzerland).

–	January 1997/

Chairman of the Board of Directors of BNP Paribas; Director or member of the Supervisory Board of Saint Gobain,Total,	January 1997/
Lafarge, BNP Paribas UK (United Kingdom) and Banque Marocaine pour le Commerce et l'Industrie (BMCI); Non-voting member	April 2005
of the board of Galeries Lafayette.

Chairman of Lazard Frères (SAS); Director or member of the Supervisory Board of Compagnie de Saint Gobain,Pinault	January 1997/
Printemps Redoute and Cap Gemini Ernst & Young; Non-voting member of the board of Eurazeo.	April 2005

Professor of Politics and Chair of the Committee for European Studies,Princeton University (United States); Associate Professor,	April 2003/
Institut d’Etudes Politiques (Paris); Member of the Management Committee of Institut Montaigne,Centre Américain,Institut d’Etudes	April 2007
Politiques (Paris); Member of the Editorial Committee of Comparative Politics,La Revue des Deux Mondes and Politique Internationale.

Lecturer in accounting and financial analysis,Bank and Finance program,Université Panthéon-Assas Paris II.	April 2004/
April 2008

America, Inc. (United States), SAP Global Marketing, Inc. (United States), SAP Asia Pte. Ltd. (Singapore), SAP JAPAN Co. Ltd. (Japan), SAP FRANCE S.A., S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., (Italy), SAP Hellas Systems Application and Data Processing S.A. (Greece), SAP (Beijing) Software System Co. Ltd. (China), Enigma Inc. (United States).

– Jacques de Chateauvieux (54): Chairman and CEO, Groupe Bourbon, Sapmer, JACCAR, Vindemia and Happy World Foods, Ltd.

INTRODUCTION 15

[	Introduction

Self-review
The Supervisory Board understands the importance of self-review.

In addition to the ongoing dialogue between members concerning Supervisory Board operations, the Supervisory Board conducted its first annual self-review in late 2002. This process involves individual interviews and a specially devised questionnaire.

An analysis by the Supervisory Board of the results of the first self-review highlighted the quality of the dialogue and debate between Supervisory Board members, the Group’s executive officers and the Management Board. The efficiency of Supervisory Board and committee meetings also emerged as a strong point. Areas for improvement were also noted, and these were addressed in 2003 and 2004. In particular, it was felt that the Supervisory Board needed to broaden its profile in terms of member nationality and recruit younger members.

In early 2005, the Supervisory Board once again conducted a self-review, asking its members to complete a questionnaire on the following subjects:

  the Board’s relationship with the Chairman of the Management Board and Group Management;
  the organization and operation of the Board, and of its Financial, Audit, Selection and Governance, and Compensation Committees (in terms of the quality of the information received, discussion and issues covered);
  the Supervisory Board’s internal regulations;
  the process and level of Board compensation.

Activity
In 2004, the Supervisory Board met 7 times, of which one meeting was an entire day devoted to examination of the Group strategy, and the overall attendance rate was 89%.

In 2004, the Board’s work focused mainly on the following issues:

  proposed changes to the Board’s internal regulations, the composition of its committees, and a review of each director’s independence;
  the various options for closing the Company’s 2003 financial statements, followed in a separate meeting by a review of the 2003 financial statements and performance of both the Group and AXA; review of the interim financial statements for 2004 and examination of reports on them submitted by the Audit Committee and the independent auditors;
  draft management reports and draft resolutions to be presented to the shareholders at their annual meeting;
  Group strategy for the next three years;
  the strategy of selected Group subsidiaries, particularly AXA France, AXA Financial, AXA in United Kingdom and AXA Investment Managers;
  the preparation of the Compliance Guide for AXA Group employees;
  the status of Group transversal projects being implemented and its cost reduction program;
  Group business and operations, via the Management Board’s quarterly presentation to the Supervisory Board;
  work carried out by the Board’s four special-purpose committees, whose activities are discussed below, summarized by their respective Chairmen in reports submitted to the Board. The findings of these reports were discussed in meetings.

Supervisory Board Committees
In 1990, special-purpose ad hoc committees were established to help implement the principles of corporate governance at AXA.

In January 1997, when the Company’s current form of corporate governance was adopted (governance by a Management Board and a Supervisory Board), the Supervisory Board formally established four special-purpose Committees, whose chairmen and members it appoints and whose role and tasks it specifies.

The Board thus benefits from the work of the Audit, Finance, Compensation and Selection and Governance Committees.

Each Committee issues opinions, proposals and recommendations and is empowered to undertake or commission studies on subjects to be presented to the Supervisory Board. Each Committee may invite outside participants to attend its meetings.

Committee chairmen report on completed committee work at the next scheduled Supervisory Board meeting.

The role, organization and operating procedures of each Committee are set forth in the Supervisory Board’s internal regulations.

Audit Committee

On December 31, 2004, the Audit Committee had five members, all of whom would be considered independent according to the criteria contained in the Bouton report. They were: Jacques Calvet (Chairman), Thierry Breton, David Dautresme, Gérard Mestrallet and Alfred von Oppenheim.

On February 23, 2005, Henri Lachmann and Ezra Suleiman were appointed to the Audit Committee. Alfred von Oppenheim died in January 2005, and Thierry Breton has left the Committee after his resignation on February 28, 2005. At the end of the General Meeting of April 20, 2005, all of the members of the Audit Committee will be considered independent under both the Sarbanes-Oxley Act and the Bouton Report.

At its meeting on April 20, 2005, the Supervisory Board is expected to appoint David Dautresme Chairman of the Audit Committee, replacing Jacques Calvet, whose term of office is set to expire without re-election.

The Audit Committee met 6 times in 2004. The overall attendance rate was 62%.

Under the rules of procedure (“règlement intérieur”) of the Supervisory Board and the Charter of the Audit Committee approved by the Supervisory Board, the Committees missions are as follows:

  to review the Company’s interim and annual financial statements before they are presented to the Supervisory Board, and examine financial disclosures released by the Company at the end of each reporting period, to control the appointment of the Company’s independent auditors, and review audit programs, findings and recommendations, as well as any actions taken in light of these recommendations; the Committee works with the Management Board and Group Internal Audit to review the Internal Audit Guidelines (for subsidiaries) and the structure of internal audit operations; it assesses the independence of independent auditors by examining their relationships with the AXA Group and, in particular, by verifying the completeness of invoices submitted for audit work; it supervises the subject and performance of outside audits when the assignment does not pertain to financial statement audits (in particular support for the implementation of new accountings standards); it reviews the appointment and replacement of independent auditors for Group subsidiaries; and the Audit Committee also may be asked by the Management Board or the independent auditors to examine matters or events that expose the AXA Group to a significant risk, to review the accounting rules in force at AXA, and review any proposed changes in method, policy or principle, to review the program and aims of AXA’s Internal Audit Department, as well any findings or reports issued by this Department or by outside audit firms. It may commission internal or external audits as needed and monitors the execution of internal controls, to notify Company management and, if it deems necessary, the shareholders, of any issue likely to have a material impact on the Group’s net worth or financial condition, to consider any matter it deems necessary, and report the findings to the Supervisory Board.

In 2004, the principal matters handled by the Audit Committee included:

  examination of accounts closing options adopted in 2003;
  examination of annual and interim financial statements;
  development of a Group internal audit plan;
  approval of the Group Audit Guidelines;
  analysis of local internal audit plans;
  analysis of independent auditors’ action plans;
  re-appointment of independent auditors;
  monitoring of Group risks and principal litigations;
  monitoring of Group internal audit recommendations;
  implications of the French NRE (new economic regulations) Act and the Sarbanes-Oxley Act for the Group’s operations and measures taken (in particular, the working group timetable devised to ensure compliance with Section 404 of the Sarbanes-Oxley Act);
  implications of IFRS for Group financial statements; and
  examination of accounts closing options adopted in 2004.

Finance Committee

The Finance Committee had six members on December 31, 2004: Claude Bébéar (Chairman), Thierry Breton, Jacques Calvet, Henri Lachmann, Alfred von Oppenheim and Michel Pébereau. Four of its members met the independence criteria.

Thierry Breton left the Committee after having resigned from the Supervisory Board on February 28, 2005.

On February 23, 2005, Jacques Tabourot became a member of the Finance Committee.

The Committee met three times in 2004. The global attendance rate was 67%.

INTRODUCTION 17

[	Introduction

The Finance Committee:

  examines plans to sell real-estate or equity interests whose appraised value exceeds the authorizations granted to the Management Board by the Supervisory Board;
  reviews all material financial transactions involving AXA that are put forth by the Management Board;
  reviews the broad outlines governing AXA’s asset management policy and, more generally, issues that pertain to AXA’s investment management policy.

In 2004, the principal matters handled by the Finance Committee included:

  AXA’s financial structure;
  AXA’s asset management strategy;
  monitoring and assessment of acquisition and disposal plans;
  the principal findings of AXA’s Economic Capital analysis;
  management of foreign exchange and interest risk hedging policy;
  implications of new European regulation on stock repurchase;
  examination of the financial resolutions proposed to the shareholders;
  the recommended dividend.

Selection and Governance Committee

The Selection and Governance Committee had five members on December 31, 2004: Jean-René Fourtou (Chairman), Gérard Mestrallet, Michel Pébereau and Bruno Roger and Ezra Suleiman. Three of its members met the independence criteria on that date.

The Committee met twice in 2004. The global attendance rate was 100%.

The Selection Committee:

  formulates recommendations to the Supervisory Board on appointments to the Supervisory Board or the Management Board, including their respective chairmen and vice-chairmen, as well as on all appointments to the Supervisory Board’s special-purpose committees, including their respective chairmen;
  is notified of the appointments of AXA’s principal executive officers, in particular members of the Executive Committee.

In 2004 and early 2005, the Committee reviewed the qualifications of the Supervisory Board candidates (Dominique Reiniche, Léo Apotheker and Jacques de Chateauvieux) whose election or appointment will be put to a vote of the shareholders on April 20, 2005.

The Committee also examined the impact of the changes in Supervisory Board composition on the composition of its four special-purpose committees.

In addition, the Committee assessed the independence of the candidates for seats on the Supervisory Board as well as its current members.

The Selection and Governance Committee called on the services of an outside consulting firm to assist it in the search for new Supervisory Board members based on certain predefined criteria such as age, nationality, gender, cultural background and experience.

Compensation Committee

The Compensation Committee had four members on Decem-ber 31, 2004: Henri Hottinguer (Chairman), David Dautresme, Jean-René Fourtou and Anthony Hamilton. Three of its members on that date met the Bouton independence criteria.

On February 23, 2005, Gérard Mestrallet became member of this Committee.

The Committee met 5 times in 2004. The global attendance rate was 85%.

The Compensation Committee:

  makes recommendations to the Supervisory Board on compensation levels for Management Board members, on the amount of directors’ fees to be submitted to a vote of the shareholders, and on proposed stock options grants to members of the Management Board;
  issues an opinion on Management Board recommendations related to the policies and procedures governing executive pay and the Company’s proposed stock option grants to employees; and
  is informed by the Management Board of compensation levels set by the boards of AXA Group subsidiaries.

In 2004, the principal matters handled by the Compensation Committee included:

  compensation paid to members of the Management Board and the Executive Committee;
  the total number of stock options to be granted to employees of the AXA Group, the allotment of stock options to members of the Management Board, and information on the stock options granted to employees by each operating unit;
  projected changes in the supplementary pension plan for French executives; and
  compensation and benefits policy for AXA Group executives.

For its work on executive compensation, the Compensation Committee used the findings of comparative studies conducted by a specialized outside consulting firm.

Management Board

The Management Board is the Company’s collegial decision-making body.

The Management Board holds weekly meetings to discuss Group strategy and operations.

It operates in accordance with a set of internal regulations.

Acting on the recommendation of its Selection Committee, the Supervisory Board voted on January 15, 2003 to reappoint the members of the Management Board to a second three-year term of office when their terms expired on January 19, 2003. The current term of office will come up for renewal in January 2006.

Current members of the Management Board:

  Henri de Castries (50), Chairman.
  Claude Brunet (47), Transversal Operations and Projects, Human Resources, Brand and Communications.
  Christopher Condron (57), Insurance in the United States and Alliance Capital.
  Denis Duverne (51), Finance, Control and Strategy.
  François Pierson (57), Insurance in France, Large Risks, Assistance and AXA Canada.

Each Management Board member is assigned responsibility for a specific aspect of Company management.

Members of the Management Board devote their time exclusively to the management of the Group.

Executive Committee

The Executive Committee’s principal mission is to review and execute AXA’s strategy.

The Committee’s composition reflects the structure of the AXA Group. It includes, mainly, members of the Management Board and the CEOs of the Group’s principal business units.

The 15 members of the Group’s Executive Committee, including 8 non French, conduct quarterly business reviews (QBR), during which performance is reviewed. These reviews were introduced in 2000 to provide a clear and consistent framework for:

  reviewing operational performance and monitoring the progress of key projects using quantifiable standards of measurement defined in collaboration with the Management Board;
  assessing the status of transversal projects;
  exchanging ideas and information on key strategic orientations.

INTRODUCTION 19

[	Introduction

INTRODUCTION 21

[	Introduction

Business Units and Subsidiaries

Business Units

AXA has 10 business units, whose CEOs report directly to the Management Board and its Chairman.

They are listed below:

Name	Business unit

Jean-Raymond Abat	Mediterranean Area
Alfred Bouckaert	Benelux
Christopher Condron	United States
Claus-Michael Dill	Germany and Eastern Europe
Philippe Donnet	Japan
Hans Peter Gerhardt	Reinsurance
Dennis Holt	United Kingdom and Ireland
Nicolas Moreau	AXA Investment Managers
Les Owen	Asia-Pacific (excluding Japan)
François Pierson	France and Assistance,
Large Risks, Canada

Subsidiaries

Implementing the principles of corporate governance is a priority at AXA.Consequently, all of AXA’s principal subsidiaries, whether publicly traded or not, are governed:

  by a board whose membership includes independent or non-executive directors;
  by an audit committee, whose membership also includes independent or non-executive directors.

Full Disclosure on Executive Compensation

Executive Remuneration and Incentives

The general principles of AXA’s executive compensation policy have been reviewed and approved by the Compensation Committee of the AXA Supervisory Board. This policy applies to all executive officers of the Company and is adapted to local regulations and practices under the supervision of the Boards of Directors and compensation committees of the Company’s subsidiaries. The effective application of these principles is regularly reviewed by the Compensation Committee of the Supervisory Board.

Executive compensation includes a fixed and a variable component. The fixed component is targeted to fall within the lower quartile of the market. The variable component is tied to AXA’s global performance, local performance, and the attainment of the executive’s individual objectives, weighted to reflect his or her level of responsibility. The variable portion is designed to represent the principal component of the executive’s annual global compensation such that, in the case of successful attainment of the objectives, the compensation levels of AXA executives will be in the top two quartiles of the going market rate.

The remuneration of Management Board members is fixed by the Supervisory Board, based on the Remuneration Committee’s recommendation.

The fixed remuneration of the Chairman of the Management Board (€500,000) has not changed since he was appointed in May 2000.

The variable component of his pay is calculated on the basis of a predefined target amount (€2,000,000) and includes three components :

  Group performance, as measured by adjusted earnings per share and underlying earnings;
  AXA stock performance, measured in comparison to that of its competitors;
  Individual performance, which is evaluated by the Compensation Committee on the basis of the specific objectives set at the beginning of the year.

The amounts awarded to the Chairman of the Management Board as variable compensation demonstrate the genuine variability of this pay component:

  Variable compensation for the year 2000 paid in 2001: € 1,381,373.
  Variable compensation for the year 2001 paid in 2002: € 719,967.
  Variable compensation for the year 2002 paid in 2003: € 1,419,277.
  Variable compensation for the year 2003 paid in 2004: € 1,824,728.
  Variable compensation for the year 2004 paid in 2005: € 2,298,157.

For other members of the Management Board, four factors are taken into consideration:

  Group performance (adjusted earnings per share and underlying earnings);
  AXA stock price performance compared with its competitors;
  performance of the business unit or functional area of responsibility, measured against objectives set at the beginning of the year;
  individual performance, evaluated on the basis of specific objectives set at the beginning of the year.

For the first time in several years, variable compensation paid in respect of 2004 was higher than the target amount.

For the other members of the Executive Committee, the variable component of pay also depends on Group performance, the performance of their business unit, and their individual performance.

When target variable compensation levels are set (pay for actual performance), the portion tied to Group performance is greater for members of the Management Board than for other members of the Executive Committee (whose variable compensation is generally linked to the results of their respective business units). Performance hurdles (floors and ceilings) are set to ensure the genuine variability of compensation.

The table below provides the following information:

  gross compensation paid in respect of 2004 (e), i.e. the fixed component paid 2004 (a), the variable component earned in 2004 and paid in 2005 (including expatriation allowances paid in 2004) (b), any directors’ fees paid in 2004 (c) and benefits in kind for the year 2004 (d);
  gross compensation paid in 2004 (g), i.e. the fixed paid in 2004 (a), the variable component earned in 2003 and paid in 2004 (including expatriation allowances paid in 2004) (f), any directors’ fees paid in 2004 (c) and benefits in kind for the year 2004 (d);
  and gross compensation paid in 2003, i.e. fixed compensation paid in 2003, the variable component earned in 2002 and paid in 2003 (including expatriation allowances paid in 2003), any directors’ fees paid in 2003 and benefits in kind for the year 2003.

This table also enables comparisons between compensation earned in respect of 2004 and that paid in 2003 and 2004.

INTRODUCTION 23

[	Introduction

	Fixed	Variable	Director’s	Benefit	Total	Variable	Total	Variable	Total
	component	component	fees	in kind	compensation	component	compensation	component	compensation
	for 2004	in 2004	paid in	2004	paid in respect	paid in	paid in	paid in	paid in
	paid in 2004	(€)	2004 (€)	(€)	of 2004 (€)	2004 (€)	2004 (€)	2003 (€)	2003 (€)
	(a)	(b)	(c)	(d)	(e)=(a)+(b)+(c)+(d)	(f)	(g)=(a)+(f)+(c)+(d)

Members of the Management Board

H. de Castries
(France)	500,000	2,298,157	208,758	4,150	3,011,065	1,824,728	2,537,636	1,419,277	2,099,396

C. Brunet
(France)	320,000	833,066	97,861	4,150	1,255,077	764,139	1,186,150	498,695	875,920

D. Duverne
(France)	350,000	979,162	56,495	4,150	1,389,807	832,998	1,243,643	539,015	903,407

C. Condron
(United States)(1)	804,000	3,638,100	–	119,357	4,561,457	4,020,000	4,943,357	3,359,200	4,539,283

F. Pierson
(France)	375,000	1,144,339	57,115	13,781	1,590,235	814,878	1,260,774	746,856	1,299,664

Members of the Executive Committee

J.R. Abat
(Spain)(2)	200,000	458,861	28,571	34,436	721,868	428,200	691,207	302,385	540,832

A. Bouckaert
(Belgium)	450,000	526,860	130,359	1,875	1,109,094	444,669	1,026,903	293,776	873,904

C.M. Dill
(Germany)	550,000	818,943	–	13,210	1,382,153	977,630	1,540,840	650,992	1,132,749

P. Donnet
(Japan)(3)	299,840	1,046,326	5,716	405,123	1,757,005	598,666	1,309,345	393,022	895,095

D. Holt
(United Kingdom)	589,600	774,310	–	27,726	1,391,636	657,994	1,275,320	570,938	1,169,692

G. Lieberman
(United States)(4)	160,800	1,955,137	–	101,721	2,217,658	1,955,137	2,217,658	981,604	1,165,204

N. Moreau
(France)	284,120	1,005,174	104,168	3,053	1,396,515	833,677	1,225,018	500,380	883,496

L. Owen
(Australia)(5)	710,140	930,624	–	227,980	1,869,004	888,000	1,826,380	657,981	1,591,211

S. Tulin
(United States)	603,000	2,685,360	–	124,287	3,412,647	3,015,000	3,742,287	2,519,400	3,278,214

TOTAL	6,196,760	19,094,419	689,043	1,084,999	27,065,221	18,055,716	26,026,518	13,433,431	21,428,064

(1)	C. Condron opted for the deferred payment of 25% of the fixed and variable components of his compensation. The amounts indicated reflect the full amount of this compensation.
(2)	Compensation and benefits paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.
(3)	Compensation and benefits paid to P. Donnet include benefits paid in respect of his expatriate status in Japan.
(4)	G. Lieberman was appointed to the AXA Executive Committee on December 31, 2004, replacing B. Calvert, who resigned from Alliance Capital on December 31, 2004 and is now advisor to the CEO of Alliance Capital.
(5)	Compensation and benefits paid to L. Owen include benefits paid in respect of his expatriate status in Australia.

Substantial differences in the tax systems to which AXA’s executive officers are subject make meaningful comparisons of the compensation and benefits they earn difficult. For information, the relevant marginal tax rates are as follows: Germany: 44.3% (excluding the Church Tax); Australia: 47%; Belgium: 53.50%; the United States: 42.7% and 38.07% (respectively, for New York and Philadelphia); Spain: 45%; France: 58.09%, including an additional 10% for social taxes; the United Kingdom: 40%.

Share Ownership of Members of the Management Board

	Number of shares owned as of December 31, 2004 (excluding AXA Actionnariat mutual funds and other shareholding mutual funds)
	AXA shares	AXA ADR	Finaxa shares

Henri de Castries (Chairman)	77,000	–	64,107
Claude Brunet	1,408	–
Christopher Condron (United States)	–	379,110	–
Denis Duverne	26,604	–	–
François Pierson	8,500	–	–

On March 30, 2004 and on December 28, 2004, Messrs Henri de Castries, Claude Bébéar, Denis Duverne and other AXA shareholders entered into two agreements providing for an engagement to hold their AXA shares for a period of 6 years in order to take advantage of the favorable wealth tax regime provided by the “Dutreil” Act of August 1, 2003. The first agreement related to 20.35% of the capital and 32.15% of the voting rights of AXA and the second one related to 20.52% and 32.49%.

Directors’ fees paid to Supervisory Board Members

The members of the Supervisory Board do not receive remuneration, with the exception of a fee for attending meetings. The amount of directors’ fees paid to AXA’s Supervisory Board members is indicated in the table above on Supervisory Board members.

The amount of directors’ fees to be paid is determined by the shareholders, in accordance with the Company’s articles of incorporation and bylaws, and apportioned by the Supervisory Board to its members for their Board and Committee duties as follows:

  half of the amount of directors’ fees is distributed evenly among the members of the Supervisory Board as the fixed component;
  a portion of the remainder is distributed among the members of the Supervisory Board in proportion to their actual attendance at the meetings of the Supervisory Board;
  the remainder is allocated by the Supervisory Board to the various specialized Committees and distributed among their members in proportion to their actual attendance at Committee meetings.

Due to the importance of their role, members of the Audit Committee receive a higher proportion of directors’ fees.

In 2004, based on 2003 membership and attendance, the Company paid a gross amount of 660,000 euros (617,109.84 euros net) in directors’ fees to the 14 members of the Supervisory Board.

In consideration for the increase in the amount of work accomplished by the Supervisory Board and its special-purpose committees, the shareholders are being asked to increase the total annual amount of directors’ fees allocated to the Supervisory Board to €1 million.

The current gross amount of 660,000 euros was approved by the shareholders at their annual meeting in May 1999.

Stock options

For many years, AXA has promoted a stock option program, for its directors, officers and employees in France and abroad, aimed at rewarding their performance and aligning their interests with those of the Group by linking them to AXA’s stock performance over the long term.

Within the global cap approved by the shareholders, the Supervisory Board approves to all stock option programs prior to their implementation.

To date, AXA has opted to grant subscription options, with the exception of options granted by AXA Financial to certain of its employees, which are purchase options on ADRs.

Stock options are valid for a period of 10 years. They are granted at fair market value, with no discount, and become exercisable upon vesting, generally in thirds between 2 and 4 years following the grant date.

INTRODUCTION 25

[	Introduction

Annual grants are generally made during the first quarter of the year. In 2004, grants were made on March 26, 2004 and the strike price was determined based on the 20 trading days before the attribution.

In the United States, options may be granted during the year to newly-hired or newly-promoted employees or when the performance measures that give rise to option grants are available after the first quarter of the year.

The pool of options allocated to each business unit is essentially determined on the basis of their contribution to Group performance the previous year.

Individual option grants are determined on the basis of the following criteria:

– importance of the job	->	role
– importance of the individual in the job	->	retention
– importance of the individual in the future	->	potential
– quality of the individual contribution	->	performance

Individual option grants are approved by the Management Board, with the exception of grants to members of the Management Board, which are approved by the Supervisory Board (acting on the recommendation of its Compensation Committee).

In 2004, AXA stock option grants were as follows:

  10,260,484 subscription options at a price of €17.68 granted to 2,189 employees outside the United States, representing 0.54% of the share capital;
  6,672,473 purchase options granted by AXA Financial at an average price of $20.64 to 1,742 employees in the United States, representing 0.35% of the share capital.

On December 31, 2004, 3,671 AXA employees outside the United States and 6,341 employees in the United States1 had been granted stock options.

59,838,286 AXA subscription options and 43,935,080 ADR purchase options, together representing 5.4% of the share capital, were outstanding on December 31, 2004.

STOCK OPTIONS GRANTED TO EXECUTIVE COMMITTEE MEMBERS (options granted but not exercised on December 31, 2004)

BENEFICIARIES	AXA	AXA ADR(a)	FINAXA

Members of the Management Board

H. de CASTRIES (Chairman)	4,865,600	286,219	111,264

C. BRUNET	831,723	–	–

C. CONDRON (United States)	–	2,905,746	–

D. DUVERNE	1,683,656	159,011	–

F. PIERSON	1,606,280	–	–

Members of the Executive Committee

J.R. ABAT (Spain)	454,575	–	–

A. BOUCKAERT (Belgium)	679,569	–	–

C.M. DILL (Germany)	576,771		–

P. DONNET (Japan)	555,770	–	–

D. HOLT (United Kingdom)	498,973	–	–

G. LIEBERMAN (United States) (b)	–	–	–

N. MOREAU (c)	422,008	–	–

L. OWEN (d) (Australia)	479,140	–	–

S. TULIN (United States)	131,960	2,577,354	–

(a)	As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial ordinary shares were converted into AXA American Depository Shares (ADR) on January 2, 2001.
(b)	Also owns 80,000 shares of stock in Alliance Capital.
(c)	Also owns 7,562 shares of stock in AXA Investment Managers, an unlisted company.
(d)	Also owns 4,200,000 shares of stock in AXA Asia Pacific Holdings, an unlisted company in Australia.

(1) In light of an AXA Financial all-employee stock option program in 2001.

Adjustments in the number of AXA, AXA ADR and Finaxa options were made in light of the following transactions: new issuance of ordinary shares by AXA to finance MONY acquisition and new issue of ordinary shares by Finaxa with preferential subscription rights.

STOCK OPTIONS GRANTED AND EXERCISED BY DIRECTORS, OFFICERS AND EMPLOYEES IN 2004

	AXA STOCK OPTIONS					AXA ADR
	OPTIONS GRANTED			OPTIONS EXERCISED		OPTIONS GRANTED			OPTIONS EXERCISED
Beneficiaries	Number	Exercise date	Price after adjustements (€)	Number	Price	Number	Exercise date	Price (USD)	Number	Price
Management Board members
H. de CASTRIES
(Chairman)	850,000	03/26/2014	17.68	–	–	–	–	–	–	–

C. BRUNET	233,750	03/26/2014	17.68	–	–	–	–	–	–	–

C. CONDRON
(United States)	–	–	–	–	–	622,442	03/26/2014	20.59	145,057	12.51
									145,057	12.58

D. DUVERNE	331,500	03/26/2014	17.68	–	–	–	–	–	–	–

F. PIERSON	382,500	03/26/2014	17.68	–	–	–	–	–	–	–

STOCK OPTIONS GRANTED OR EXERCISED BY THE TOP 10 BENEFICIARIES (OUTSIDE THE MANAGEMENT BOARD) DURING 2004

	Number of options	Weighted
	granted or exercised	average price

Stock options granted	1,316,044	17.37 euros

Stock options exercised	389,154	10.09 euros

Performance Units

In 2004, the stock options program was partially replaced by a performance unit program.

Performance units are intended to:

  Reward and retain top talent by linking beneficiary compensation to the intrinsic performance of the AXA Group and the local business unit, as well as to AXA stock price performance over the medium term (3 to 5 years).
  Reduce the shareholder’s dilution by granting smaller volumes of share options.

The grant criteria for performance units are the same as for stock options.
Performance units work as follows:

  Each beneficiary is initially granted a certain number of performance units, which will be used to calculate the final number of performance units earned after a three-year period, provided that the beneficiary is still an employee of the AXA Group.
  During each of the three years, a fraction representing one-third of the total performance units initially granted is subject to adjustments based on criteria measuring the perfor-mance of the AXA Group and that of the beneficiary’s local business unit, based on pre-determined targets.
  The extent to which performance targets are met determines the number of performance units actually granted to the beneficiary, which may vary between 0% and 130% of the number of performance units at stake each year.
  At the end of the three-year period, performance units actually granted each year become definitively earned by the beneficiary, provided that the beneficiary is still en employee of the Group.
  The value of each performance unit corresponds to the average opening price of the AXA share during the 20 trading days preceding the end of the three-year period.

INTRODUCTION 27

[	Introduction
  The total amount corresponding to the value of all performance units definitely earned by a beneficiary is paid as cash compensation.

If the number of performance units definitely earned is equal to or greater than 1,000, the beneficiary receives 70% of the total value so that social contributions and income tax based on 100% can be paid. In order to develop employee stock ownership and align the interests of employees and shareholders, the remaining 30% is reinvested in AXA stock for an additional minimum 2-year lock-in period.

The amounts corresponding to performance units are charged to expenses each year under the variable accounting method, but do not create any dilution for shareholders since no new shares are issued.

Under the first performance unit plan dated March 26, 2004, 1,017,012 performance units were granted to 2,554 employees.

On March 26, 2005, 339,004 performance units will actually be granted based on the 2004 performance of the AXA Group and of the local business units of the beneficiaries.

These units will become definitively acquired only if the beneficiaries are still employees of the AXA Group at the end of the three-year period (i.e. on March 26, 2007).

Performance unit grants to the members of the Management Board are indicated in the table below.

			Actual grant based on performance criteria
	Initial grant								Definitive acquisition
			Financial Year 2004		Financial Year 2005		Financial Year 2006
	No. units	Date initially granted	Units at stake	Units actually granted	Units at stack	Units actually granted	Units at stake	Units actually acquired	No. units définitive	Date acquired

H. de Castries	60,000	03/26/2004	20,000	–	20,000	–	20,000	–	–	03/26/2007

C. Brunet	16,500	03/26/2004	5,500	–	5,500	–	5,500	–	–	03/26/2007

C. Condron	74,321	03/26/2004	24,774	–	24,774	–	24,773	–	–	03/26/2007

D. Duverne	23,400	03/26/2004	7,800	–	7,800	–	7,800	–	–	03/26/2007

F. Pierson	27,000	03/26/2004	9,000	–	9,000	–	9,000	–	–	03/26/2007

Internal Control Procedures

Control Environment

AXA’s core Financial Protection business is about helping people manage financial risk and wealth. Making effective risk management solutions available to clients presupposes AXA’s ability to effectively control its own risks. Implementing and monitoring stringent internal control policies and procedures throughout the Group is critical to AXA’s daily operations and long-term survival.

AXA has a dual corporate governance structure that establishes and maintains a clear separation of power between management (Management Board) and supervision (Supervisory Board). AXA’s operations are organized into ten business units (BUs) whose chief executive officers report directly to the Management Board and its Chairman. The CEOs of each business unit, as well as members of the Management Board, serve mainly on the Executive Committee. This Committee meets four times a year to review Company performance during its Quarterly Business Review (QBR), a process that was formally established in 2000.

AXA promotes the establishment of a disciplined internal control environment throughout the Group, ensuring in particular that:

  Group strategy, operational objectives, reporting lines with subsidiaries and accountability for executing objectives are clear, the organizational structures in place are effective. AXA’s principal subsidiaries, whether traded on a public stock market or not, have appointed independent (non-executive) directors to their boards of directors and audit committees, formal guidelines are in place for its businesses and operations, written codes of ethics and anti-fraud and anti-money laundering policies in particular, operating processes are subject to controls and ongoing improvement, notably via the Group-wide continuous process improvement program called AXA Way,
  AXA employees have the resources they need to operate. The corporate Human Resources Department has implemented processes for assessing and monitoring AXA employees, as well for providing training and development opportunities.

Setting and Reviewing Business Objectives

Setting business objectives and strategic planning process

The aim of AXA’s strategic planning process is to exert upstream control over major trends and the three-year forecasts developed by the Group’s principal subsidiaries. Subject to various analyses and adjustments, this procedure results in a consolidated forecast that is used as the Group’s budget and forms the basis of the objectives contained in each operating unit’s annual target letter.

Each year, as part of a rigorous, interactive process, the Group’s principal operating units present the following information for each of their business segments (property/ casualty insurance, life insurance, asset management, banking), with a rolling, three-year outlook:

  analysis of strategic position (threats, opportunities and strategy), operational performance review,
  quantitative targets (revenues, expenses, profitability, productivity and quality indicators) based on a central set of economic forecasts, sensitivity analysis, taking various economic scenarios into account, description of corresponding action plans, including HR and IT systems aspects, specific information, depending on the Group’s priorities.

This procedure enables Group Management to exert upstream control over the strategies, action plans and resources of its principal subsidiaries, and to set targets that are consistent with its ambitions.

Role of Business Support Development (“BSD”)

As indicated above, the Group has a decentralized organization structured around ten business units.

AXA’s Management Board maintains ongoing relationships with all of these BUs through its BSD organization, which reports back to Group management on key projects being considered or under way at business unit level.

Operating units draw up their strategic plans in accordance with targets set by the Management Board. The BSD team prepares these targets, sends them to the business units and monitors compliance.

INTRODUCTION 29

[	Introduction

The BSD team collects, reviews and transmits information to the Management Board concerning the business model, market position or any other issue that may help the Board determine strategy. The BSD team passes on specific information and requests to facilitate and monitor execution of the strategy. The BSD team is involved in preparing for QBRs and analyzing discrepancies between actual performance and plans.

BSD officers also sit on local boards of directors and are involved in major BU projects, such as acquisitions, partnerships and restructuring.

Risk Assessment and Management

A sophisticated risk management capability has been put in place to ensure that the aforementioned objectives are met.

Through corporate governance boards

Management Board and Supervisory Board
AXA has a dual governance structure. Work done by the Supervisory Board is described in the first part of this report (see section on Corporate Governance). The Management Board is the Group’s collegial management decision-making body. To ensure that Group business is monitored between Quarterly Business Reviews, the Management Board’s five members meet weekly to discuss strategy and operations. Its members devote their time exclusively to managing the Group, and none are directors of companies outside the AXA Group. Each Management Board member is assigned responsibility for some specific aspect of the Company’s management.

Executive Committee
In carrying out its duties, the Management Board is assisted by an Executive Committee, whose composition reflects the Group’s structure. It consists of:

  the members of the Management Board,
  the CEOs of the Group’s business units.

The Executive Committee meets quarterly as part of the QBR process.

QBRs (Quarterly Business Reviews)
Quarterly Business Reviews are divided into two parts:

  meetings between the Management Board and each business unit a meeting attended by all Executive Committee members.

In preparation for individual meetings with the Management Board, each business unit provides the Board with formal quarterly information updates on its performance, operational questions that are specific to it, and transversal issues.

In 2004, the following transversal issues were examined in detail:

  the performance of Property & Casualty operations,
  the profitability of the Life & Savings business,
  customers and distribution networks satisfaction surveys,
  the results of employee satisfaction surveys.

During the actual review meeting, the Management Board compares the actual business and performance of each business unit with the targets set out in the budget and in the annual target letter, and also examines market trends, the competitive environment and regulatory issues.. In this way, quarterly business reviews enable the Management Board to monitor operations on a regular basis.

QBRs also provide members of the Executive Committee with regular and formal opportunities to meet and discuss the Group’s strategic priorities for the years to come, to develop actions plans, and to monitor their execution. In 2004, specific initiatives aimed at reinforcing growth in the life and savings and property and casualty segments were launched under the sponsorship of Executive Committee members.

In addition, members of the Executive Committee share their local achievements during these daylong meetings, and efforts are made to encourage the reuse of winning practices and success stories in areas touching on the business as well as on its people.

Finally, the Executive Committee meeting is the venue for discussion on actions that need to be taken to optimize Group operations.

By Internal Departments

Risk Management Department
The role of Risk Management is to identify, measure and monitor the principal risks to which AXA is exposed. To this end, the Risk Management Department develops and deploys a number of risk measurement and monitoring instruments and methods, including a set of standardized stochastic modeling tools.

Where appropriate, this work leads to the implementation of decisions that affect the Group’s risk profile, helping to reduce the volatility of AXA’s earnings through improved understanding of the risks taken and to optimize capital allocation.

A central team, supported by local risk management teams within each operating unit, coordinates Risk Management for the AXA Group. The types of risk covered include operating risks, asset and liability risks, and asset/liability mismatch risks. The principal control processes that fall under the responsibility of the Risk Management unit are described below:

  the asset/liability management policy in place at operating unit level is monitored and controlled through an annual detailed analysis of asset/liability matching. This work is undertaken to validate the strategic allocations of invested assets. In addition, a quarterly reporting process is used to monitor portfolio developments and detect deviations from strategic asset allocations as well as with respect to benchmarks determined with asset managers, the central Risk Management Department carries out an annual review of the insurance reserves established by property-casualty and reinsurance operating units, the central Risk Management Department conducts a decentralized review of risk-adjusted pricing and profitability for new products prior to launch, credit and concentration risks in the Group’s asset portfolios (equities and bonds) are managed by the Risk Management department and aggregated at the Group level. The central Risk Management Department also monitors the corresponding exposures on a monthly basis, and ensures that local operating units comply with the concentration limits established by the Group, economic capital is estimated annually for each product line and operating unit and then aggregated at the Group level. This is one of the main uses of the stochastic modeling tools developed and implemented by the Risk Management Department. This work enables asset, liability and operational risks to be modeled together.

Summary findings are then presented to the Management Board, for decision-making purposes where appropriate. The Supervisory Board and the Audit Committee are also informed.

Reinsurance – AXA Cessions
Reinsurance policy is implemented by operating units with the help of AXA Cessions, a centralized unit. Operating units define their needs on the basis of cost constraints and risk exposure reduction targets. With the exception of optional reinsurance operations that are still carried out directly, risks are ceded through AXA Cessions, which operates directly in the reinsurance market. AXA Cessions has substantial expertise, particularly in carrying out actuarial analyses of the Group’s exposure to catastrophic risks. AXA Cessions manages reinsurer counterparty risk through a Security Committee.

Internal Audit
ROLE

The Group’s internal audit department works on behalf of the Management Board and the Audit Committee to verify that the AXA Group’s internal audit systems are efficient and effective. All Group subsidiaries, companies, activities and projects fall within its scope.

ORGANIZATION AND RESOURCES

AXA’s internal audit organization is structured around a central Internal Audit Department that coordinates and supervises the Group’s overall internal audit system, and internal audit teams set up within Group subsidiaries. The central department operates mainly through:

  functional management of internal audit teams within operating units strategic internal audit assignments.

The head of the Group’s internal audit team reports to the Management Board and, more specifically, to the Management Board member charged with the routine operations of AXA’s Finance Department. In addition, strategic internal audit assignments are carried out exclusively in accordance with the written instructions of the Management Board Chairman. The director of the Group Internal Audit Department also has a direct link with AXA’s Audit Committee, serving as its secretary, and has direct and regular contact with the Chairman of the Committee.

Local internal audit teams are placed under the responsibility of a director, who generally reports directly to the local CEO or CFO, and also to the local internal audit committee. These local teams have functional reporting ties to the Group’s Internal Audit Department.

SCOPE OF OPERATIONS

The Group internal audit team fulfils its responsibilities in two ways.

  It coordinates internal audit teams, which entails establishing internal audit directives and standards, planning the work done by local teams, guaranteeing that the relevant risk-based approach is used, monitoring the quality of work and compliance with recommendations, ensuring that adequate resources are made available to internal audit teams, and encouraging the development of professional best practices. Reviews of its work are presented to the Management Board and the Audit Committee.

INTRODUCTION 31

[	Introduction
  It carries out strategic internal audits, which are intended to determine whether the managers of local operations are effectively fulfilling their planning, organizational, governance and supervisory roles.

Local internal audit teams focus mainly on identifying the risks facing their units, and on evaluating monitoring systems that may help to prevent them or limit their impact. Their field experience makes their efforts more effective.

ADMINISTRATION AND MANAGEMENT

The Group Internal Audit Department complies with a set of guidelines approved by AXA’s Management Board and Audit Committee.

The internal audit profession has its own international organization, the Institute of Internal Auditors (IIA), which has drawn up a set of international standards governing practice. These standards have been recognized by regulators and adopted by the Group internal audit team.

RISK IDENTIFICATION

Several years ago, the Group Internal Audit Department set up a risk-based planning system for local internal audit teams based on the RAM (risk assessment model) system. The aim of the RAM system is to identify each company’s risk exposure and evaluate the internal audit systems that have been adopted to prevent and/or limit the impact of risks.

Determining the main risks faced by a business is a crucial part of the internal audit planning process, and ensures that internal audit assignments focus on those areas most at-risk. Internal and external auditors hold meetings to exchange views on the risks facing the Group and on the conclusions made in drawing up action plans.

Group IT Department
A dedicated organization has been set up to handle IT risks:

  the Group IT Department defines Group IT policy, especially with respect to security issues.
  AXA Technology Services (“AXA Tech”) is responsible for operating IT equipment and telecoms networks for 80% of the Group.
  AXA Group Solutions offers AXA subsidiaries shared IT solutions that are consistent with the Group’s general strategy.
  the IT departments of local operating units develop and maintain the software used in the business.

The Group IT department sets IT security standards and monitors their application.

The Management Board approves IT security policy, and is kept informed of implementation status.

The Group IT department works through TOs (Transversal Officers), who report to and maintain ongoing relationships with all operating units, and ensure adequate reporting at the Group level on strategic or large-scale IT projects.

AXA Tech is responsible for ensuring that IT security policy is consistently and transparently implemented.

Group Program Department
The Group Program Department is responsible for monitoring and reducing risks to business continuity. It defines continuity standards for both operations and IT systems, and monitors their implementation at operating unit level. The Management Board approves business continuity management policy, and is kept informed of implementation status.

Customer Care and Group Distribution Department

The Customer Care and Distribution Department implements tools for measuring customer service quality and customer satisfaction (including survey tools such as Customer Scope, Distributor Scope, and a set of key performance indicators for its sales channels).

The Customer Care and Distribution Department also identifies best practices worldwide, submits them to review by the Group Distribution Committee, and then disseminates them for local deployment.

Group Procurement Department

To reduce procurement costs and ensure better management of the Group’s principal outside suppliers, AXA has established a Group Procurement unit. Its mission is to build up procurement capability within AXA’s principal operating units, to use the Group’s size as leverage with suppliers where possible, and to reduce supplier risk by setting and upholding uniform standards.

The Management Board approves Group procurement strategy and is kept informed of its implementation status.

Legal Department (DJC)

The Group’s Legal Department provides expertise on all significant corporate legal issues facing the Group and ensures the legal security of operations undertaken by the Group or its executives. The DJC is responsible for identifying and managing the legal risks to which the Group is exposed. It monitors significant litigation involving the Group, and manages some of the litigation directly involving AXA or its executives. The DJC also helps draft the business critical standards and procedures described below (anti-money laundering, Compliance Guide, monitoring off-balance sheet commitments).

The Group’s principal operating units have their own legal departments. Their role is to ensure the security of operations at the local level as well as compliance with local law. The DJC coordinates local legal departments and does preliminary work on decisions that impact or concern the Group.

Finance and Control Department (DCFG)
The role of the DCFG is described below in detail (Group and subsidiary capital adequacy).

Planning, Budgets, Results and Central Department (PBRC)
The role of the Group’s PBRC Department is described in detail here after in this document.

Control Procedures

Compliance Guide
In 1990, AXA introduced a Code of Ethics, mainly involving bans on trading in AXA and Finaxa shares.

In order to comply with the Sarbanes-Oxley Act, a new Code of Ethics was adopted in February 2004. The new Code deals with conflicts of interest, trading in the shares of AXA and its listed subsidiaries, confidentiality rules and the control of sensitive information, the policy for protecting and safeguarding the company’s data, and the process for dealing with employee complaints.

AXA’s Code of Ethics merely complements the codes in force within the Business Units. In particular, and in accordance with local regulations, these codes cover the methods used to market the Group’s products and services and its selling practices.

The Group’s scale, along with its focus on sustainable development, the increasing interest shown by governments in selling practices, and the fact that inadequacies have been revealed on several occasions, has prompted the Group to increase the resources it allocates to controlling the quality of its marketing methods and selling practices.

Anti-money laundering initiatives

AXA is strongly committed to the fight against money laundering in all of its business locations. The Group’s anti-money laundering strategy is set out in a set of guidelines that has been approved by the Management Board and Supervisory Board and distributed widely within the Group.

In accordance with these guidelines, each operating unit has developed procedures based on certain general principles in addition to the applicable local regulations. The ‘know your customer’ principle is crucial, and underlies all transactions. Particular attention is paid to transactions made in cash or any equivalent monetary instrument. Procedures are regularly reviewed and adjusted on the basis of experience acquired.

A network of correspondents involved in the fight against money laundering has been set up to co-ordinate efforts and distribute important information. In France, an organization has been set up to ensure efficient collaboration with TRACFIN.

Monitoring off-balance sheet commitments

Off-balance sheet commitments are monitored as part of the consolidation process, under which each subsidiary transmits information to the PBRC.

Most of AXA’s commitments given are financial in nature, and fall into three main categories.

COLLATERAL SECURITIES, PLEDGES AND GUARANTEES

These commitments are governed by the Supervisory Board’s internal regulations, which set an authorized annual limit, along with limits for each type of commitment. They are also subject to a specific procedure. The DJC is responsible for supervising these commitments, and in particular for analyzing their legal nature, arranging their prior validation by management, and monitoring their execution. Most of these commitments are granted to subsidiaries and relate to loan guarantees on behalf of other Group entities or third parties.

DERIVATIVE INSTRUMENTS

In managing interest rate and exchange rate risk, the DCFG is authorized to use derivative instruments, mainly interest rate and currency swaps, currency futures, options, caps and floors. These instruments, which may be either standard or structured, are used as part of strategies described and authorized by the Supervisory Board’s Finance Committee. Persons authorized to commit the company and carry out such transactions are listed on an approval form.

INTRODUCTION 33

[	Introduction

The DCFG has established an organization that separates the responsibilities of the team in charge of initiating derivatives transactions from those of the team responsible for monitoring related risks.

Whenever a hedging strategy is implemented, the DCFG ensures that the necessary documentation is drawn up and that efficiency testing is done.

OTHER COMMITMENTS

The DCFG is responsible for determining the required amount of committed credit facilities. At the consolidated level, it also ensures that the conditions and the contract terms are favorable to the Group and, in particular, that they do not contain any significant constraints that may result in resources becoming payable in advance of their scheduled maturity.

Detailed information about off-balance sheet commitments can be found in the notes to the Company’s annual financial statements.

Group and subsidiary capital adequacy
The Supervisory Board’s Finance Committee and the Management Board are regularly informed by the CFO of all major projects and changes relating to the management of the Group’s consolidated financial position, and examine reports and three-year forecasts periodically. These forecasts, which factor in extreme financial market swing scenarios, are also updated monthly and presented as part of the Group Management performance indicators.

In addition, the Finance Committee validates the risk analysis methods, measurement standards and action plans that allow the Group to maintain a solid financial position. It also determines the scope of action of the DCFG.

Working in close collaboration with local finance teams, the DCFG (i) defines and manages subsidiaries’ capital adequacy; (ii) defines and manages the Group’s liquidity policy; and (iii) coordinates and centralizes the Group’s financing policy.

Monitoring Group and Subsidiary Capital Adequacy

LOCAL SOLVENCY REGULATIONS

Each subsidiary’s finance department is responsible for producing regulatory information and for liaising with local regulators.

For every interim reporting period, each subsidiary sends a report to the DCFG, enabling the latter to verify its capital adequacy with respect to local regulatory constraints.

In addition, subsidiaries carry out simulations that take into account their regulatory requirements using extreme scenarios concerning assets (market value of equities and interest rate movements). For every interim reporting period, these simulations are sent to the DCFG, enabling the latter to measure each subsidiary’s financial flexibility.

CONSOLIDATED SOLVENCY MARGIN

Subject to regulations that require additional monitoring for insurance companies, the AXA Group calculates an adjusted solvency margin on the basis of the Group’s consolidated financial statements. This information is transmitted to the CCA (the French insurance industry supervisory commission).

The DCFG also maintains a three-year forecast of the Group’s consolidated solvency margin at all times, using extreme equity market and interest rate scenarios.

Liquidity Risk Monitoring and Management

The liquidity risk is managed by AXA’s various operating units. The DCFG monitors this risk at the consolidated level, carrying out standardized measurements of the maturity of resources available to each local operating unit that may carry a significant risk. To this end, the DCFG has devised formal principles for monitoring and measuring resources, along with liquidity risk management standards.

  Liquidity is managed centrally and conservatively by the DCFG, with the aim of maintaining abundant cash at all times, using long-term and mainly subordinated debt facilities. In addition, a significant amount of unused confirmed medium-term credit facilities is maintained as a back-up at all times.
  AXA Trésorerie, an inter-company partnership (GIE), carries out centralized cash management for AXA operating units in the eurozone.
  In addition, the standards applied by the Group ensure liquidity due to the profile of invested assets, particularly through the ownership of a significant portfolio of assets defined as eligible by the European Central Bank (ECB). A Group liquidity back-up plan ensures AXA’s ability to withstand a liquidity crisis.

Group Financing Policy and Management of Consolidated Debt

To ensure that the Group has ample financial flexibility, the

DCFG liaises with AXA subsidiaries to coordinate consolidated debt, and also manages this debt in terms of interest rate and exchange rate risk. The DCFG has devised formal principles for managing and measuring resources in terms of interest rate and exchange rate risk, with the aim of maintaining a standardized consolidated position. To this end, it relies on information transmitted by subsidiaries. An accounting reconciliation is carried out at six-month intervals.

Debt ratios are managed to ensure that they remain compatible with the Group’s financial strength rating targets, even in adverse circumstances of rising interest rates and falling profits. These ratios, as well as the repayment schedule and debt service costs, are managed on the basis of a three-year plan.

Information and Communications

Investor Relations
The quality of financial and accounting information depends upon the production, review and validation of financial information, and on the principle of having a single source of information. With very few exceptions, all financial information reported by the Company comes from the PBRC Department. Exceptions arise periodically when the financial markets request management information that does not originate from the Group’s accounting and financial consolidation systems.

Financial and accounting information is monitored in different ways depending on the medium used, with the aim of enhancing disclosures in both qualitative and quantitative terms.

Financial communications media (press releases, press and financial market presentations, etc.) Information issued via these media is produced by the Financial Communications Department, and is intended to give a clear and intelligible overview of the Company’s business and operations during a given period. It is reviewed and validated by the Financial Department and the Legal Department prior to submission for approval to the Management Board. Press releases concerning financial statements are reviewed by the Supervisory Board. The outside auditors also review press releases concerning annual and half-year accounts closings.

Legal documents (Document de Référence)

Several departments within AXA (Financial Communications, Internal Communications and Legal) are involved in preparing these documents. The PBRC Department coordinates their preparation and ensures the overall consistency of the information contained in them. Each contributor works to ensure that documents comply with standards and are clear. They are submitted for approval to the Management Board. All information contained in these legal documents is also audited by the outside auditors in accordance with professional standards applicable in France.

Internal and External Communications
The Internal and External Communications Department ensures that information flows smoothly and is shared throughout the AXA Group. To achieve this aim, it uses a variety of media, including a global electronic messaging system, intranets, document databases and regular in-house publications. It also defines Group external communications policy, and has the resources needed to release accurate and reliable information and manage the image impairment risk.

Ongoing Assessment of and Improvements in Internal Control Procedures

Evaluating corporate governance structures
The Supervisory Board and some of its specialized subcommittees use regular self-assessment as a means to improve performance. The procedures used to evaluate the Supervisory Board are described in the first section of this report. The Supervisory Board evaluates the Management Board through its ongoing supervision of the latter’s management of the Company.

AXA Way
In 2002, AXA launched AXA Way, its continuous process improvement program designed to optimize customer service quality, build market share and develop distribution. A common method for selecting, monitoring and measuring projects has been defined by a central unit, which is also responsible for training local AXA Way teams. Local operating units develop AXA Way projects with the support of an AXA Way Leader, and the local CEO (who is also a member of the Executive Committee) always serves as project sponsor. While these projects are carried out on the basis of the aforementioned Group method, it is sufficiently flexible and can be adapted to take local issues into account.

Self-assessment (scorecards)
Self-assessments (scorecards) are carried out regularly in areas that are key to the Group’s business (IT security, IT governance, property-casualty insurance, life insurance, distribution, etc.).

INTRODUCTION 35

[	Introduction

HR Scope
Since 1993, AXA has conducted periodic surveys that encourage its employees to express their views on issues such as their work environment and systems of reward and recognition. Survey findings are communicated to all AXA employees, and serve as the basis of a formal dialogue with management that leads to the development of targeted action plans. A summery of the process and resulting plans are reviewed by the Management Board. In 2002, the Scope survey process became an annual event.

Major incident reporting system
In accordance with the AXA Compliance Guide, all AXA employees may anonymously submit any concerns they may have regarding issues related to accounting, internal control, auditing or fraud. All AXA employees have the option of speaking with their supervisor, or with a representative of their HR, Legal or Compliance Department or the AXA Legal Department. Alternatively, they may wish to submit their complaint directly to the Chairman of the Audit Committee via a dedicated fax number.

Monitoring audit recommendations
All audit assignments culminate in a set of recommendations for the audited unit or business. These recommendations and related action plans are subject to regular monitoring, the results of which are submitted to the Management Board and Audit Committee for review.

Consolidation, Reporting, and Financial and Accounting Information Controls

Principles
The PBRC Department, which is part of the Financial Department, is responsible for consolidation, management control and financial and accounting information audits. It works with local PBR (planning, budgets and results) units within the finance departments of Group subsidiaries.

The PBRC’s role encompasses:

  establishing and distributing consolidation standards and Group reporting standards, and managing the worldwide network of PBR teams, managing the IFRS conversion process for the Group,
  managing the Group’s economic and accounting reporting system, coordinating the production of AXA’s Document de Référence filed with the AMF, developing and using management control tools,
  analyzing quantitative data on Group business and results, and key performance indicators, liaising with the outside auditors (independent accountants) and contributing to Audit Committee meetings as required.

Financial and accounting information is consolidated within the Finance Department in accordance with French accounting standards. It is reviewed on the basis of a complementary economic analysis.

Responsibilities
Responsibilities are divided between the subsidiaries, which consolidate and control the financial information produced in their consolidation sub-group, and the PBRC, which reviews this information and produces the Group’s consolidated financial statements and related summaries.

The role of the PBRC in this process is as follows:

  upstream of the consolidation and control process, it is responsible for the information transmission system –comprised of the consolidation system, consolidation guidelines, reporting guidelines and guidelines for measuring embedded value – and for issuing instructions to subsidiaries, downstream of the consolidation and audit process, it is responsible for reviewing financial and accounting information produced by subsidiaries, and for reviewing and checking the various finished products, including the
  Document de Référence,
  it is also responsible for monitoring and resolving technical issues specific to the holding company or relating to the IFRS conversion.

The consolidation system is managed and updated by a dedicated team. Financial accounting data that comply with the Group’s accounting standards and that reflect consolidation rules under French accounting standards are entered into the system locally.

This system is also used to deliver the management control information used to produce an economic perspective on the consolidated financial statements. The process through which this management reporting information is produced and validated is the same as that used to prepare consolidated financial information.

Group accounting standards, which are consistent with French accounting and regulatory principles for French-GAAP compliant consolidated financial statements, are set forth in the AXA Group Consolidation Guidelines. Updated annually by PBRC experts, these guidelines are submitted to AXA’s independent accountants for review and approval before being made available to AXA subsidiaries. These experts are also responsible for ensuring that interim and annual financial statements are compliant with generally accepted standards, as illustrated in the Document de Référence.

In addition, as part of the IFRS conversion effort, a Group Accounting Standards guide has been prepared, reviewed by the independent accountants and disseminated to subsidiaries prior to completion of the first steps in the consolidation process for fiscal year 2004, as a prerequisite to the transition in 2005 toward the new standard.

Control mechanisms
As indicated in the previous paragraph, AXA subsidiaries are responsible for controlling the financial information produced locally for consolidation purposes.

Moreover, the review and analysis of financial and accounting information, which is consolidated using the aforementioned system and accompanied by detailed comments from subsidiaries that make up the various consolidation subgroups, are carried out by teams that liaise with subsidiaries on a full-time basis. In particular, these teams review:

  restatements of local GAAP to comply with Group standards and consolidation principles, all items in the financial statements, including,
    information provided to the financial communications department, notes to the consolidated financial statements,
    all information additional to the notes and published in the Group’s interim and annual report, the analysis of results, shareholders’ equity and the main balance sheet items, the activity and management reports.

This organization is used for all AXA Group publications, i.e. interim and annual French GAAP financial statements, quarterly revenue releases, and an annual statement of embedded value. Starting in 2005, it will also be used for IFRS-compliant financial statements.

In all cases, the procedures are those described above, along with close collaboration with the outside auditors, which generally work as follows:

  all changes in accounting standards and/or regulations –i.e. new demands made by the French authorities – are anticipated in collaboration with accountants and outside auditors. Rule changes are implemented after approval of the accounting approach adopted by the AXA Group and its outside auditors, the main audit issues are addressed and resolved in the phase prior to accounts closing through closing meetings with local and central auditors, the principal options for closing the consolidated accounts are presented to the Management Board and then to the Audit Committee prior to their examination of the annual accounts, for validation purposes, the auditing of financial and accounting data is finalized at the accounts closing stage in meetings attended by local and central auditors and local and central finance teams. All of these meetings give rise to a detailed audit report.

Other information
Along with work relating to the preparation of financial statements, PBRC Department produces monthly activity reports, quarterly profitability reports and one half-year and two full-year sets of targets for internal use, and consolidates the financial data contained in the budget and the business plan. The outside auditors identify risks and validate the proposed accounting principles and accounts closing options, working on both annual and half-year financial statements.

In addition, the production of Group financial statements involves a process of transmitting information to Group subsidiaries. This allows for an assessment of the validity of financial data, through the transmission of subsidiary-related data that has been approved by the subsidiary’s CEO and CFO. Through this process, the Group CFO is apprised of the specific conditions under which the work has been carried out.

It should be noted that due to the high number of mergers and acquisitions to which the Group has been party in recent years, financial information is produced by several different information systems, which are gradually becoming more integrated.

The PBRC Department is spearheading the Group’s conversion to IFRS standards, which includes defining processes for applying accounting principles and completing consolidation work. It is working closely with the outside auditors on this project. In addition, the PBRC Department is also coordinating various governance structures set up at Group level in connection with this project. The conversion project and its status are described in the section entitled “Other Supplementary Financial Information”.

INTRODUCTION 37

[	Introduction

As indicated in the section entitled “Other information of a financial nature”, the guidelines for applying the new standards, as they currently stand and insofar as the Company was able to interpret them at this date, were approved by the Management Board and presented to the Audit Committee in December of 2004. These application guidelines are currently being implemented, with the aim of establishing a definitive opening balance sheet and pro forma financial statements for 2004. For this reason, it is not possible at this time to present definitive quantified data on the impact of adopting IFRS standards.

Conclusion

By implementing the aforementioned structures of corporate governance and human resources, as well as the internal departments and procedures described above, AXA has acquired an internal control system that is adapted to the risks of its business.

Naturally, this system is not foolproof. However, it does constitute a robust control structure for a global organization such as AXA.

Neither the control environment nor the control system is static. Consequently, Group Management remains attentive to changes in this area, so that continuous improvements can be made to its own internal control system.

     Report of the Independent Auditors, prepared in compliance with the last paragraph of Article L.225-235 of Commercial Code, on the report prepared and submitted by the Chairman of the AXA Supervisory Board pertaining to the internal control procedures relating to the preparation and treatment of financial and accounting information

(For the year ended December 31, 2004)

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

To the Shareholders,

In our capacity as Independent Auditors of AXA, and in compliance with the requirements of the last paragraph of Article L.225-235 of the Commercial Code we hereby submit our report on the report prepared and submitted by the Chairman of the Supervisory Board of your Company in conformity with the terms of Article L.225-68 of the aforementioned Code, for the year ended December 31 2004.

It is the role of the Chairman of the Supervisory Board to submit a formal report in which particular attention is drawn to (i) the conditions under which the work completed by the Supervisory Board during the year ended was prepared and organized, and (ii) the internal control procedures that the Company has put in place. Our role is to report the matters we have revealed on the information and representations contained in the Chairman’s report on internal control procedures pertaining to the preparation and treatment of accounting and financial information to establish the consolidated financial statements in accordance with the French accounting principles.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President’s report on the internal control procedures relating to the preparation and processing of financial and accounting information to prepare the consolidated financial statements in accordance with French accounting rules and principles. These procedures notably consisted of:

  review the aims and general organization of internal control, as well as the internal control procedures pertaining to the preparation and treatment of accounting and financial information used to establish the consolidated financial statements in accordance with French accounting rules and principles, as presented in the Chairman’s report;
  review the work serving as the basis for the information and data provided in this report.

On the basis of our work, we have no particular matter to report on the information contained in the report of the Chairman of the Supervisory Board, which was prepared in accordance with the requirements of the last paragraph of Article L.225-68 of the French Commercial Code, relating to the internal control procedures applied within the Company in connection with the preparation and treatment of accounting and financial information that is then used to establish consolidated financial statements in accordance with the French accounting rules and principles.

Paris, February 24, 2005

The Independent Auditors

PricewaterhouseCoopers
Audit Yves Nicolas – Catherine Pariset

Mazars & Guérard

Patrick de Cambourg – Jean-Pierre Lassus

INTRODUCTION 39

[	Introduction

AXA stock
     and Employee stock program

Stock Market

Shares
AXA ordinary shares are listed on Euronext Paris SA on the Premier Marché (continu A), Euroclear France code: 12062 and, since June 25th 1996, American Depositary Receipts (ADR) each representing one AXA ordinary shares are listed on the New York stock exchange.

AXA stock created since January 1st 2005 by exercise of convertible bonds or subscription options are listed “au comptant” on the Premier Marché until they are assimilated after the payment of the 2004 dividend planned on April 28th 2005.

AXA AND AXA ADR TRANSACTIONS OVER 20 MONTHS (PARIS AND NEW YORK)

	PARISBOURSE				NEW YORK STOCK EXCHANGE
	Volume	Price per Share in euros			Volume	Price per ADS in US$
	(in thousand)	High	Low		(in thousand)	High	Low

2003				2003
July	209,204	15.21	12.87	July	6,995	17.40	15.16
August	212,288	16.73	13.94	August	6,377	18.37	16.17
September	264,705	17.38	14.31	September	6,209	19.41	16.88
October	222,334	16.47	14.20	October	7,069	19.13	17.02
November	189,190	17.00	15.21	November	4,705	19.59	18.20
December	157,426	17.18	16.23	December	5,277	21.49	19.41
2004				2004
January	208,523	19.36	16.98	January	6,844	24.37	21.61
February	160,371	19.28	17.77	February	6,169	24.04	22.31
March	235,919	18.83	16.14	March	8,118	23.32	19.73
April	207,913	18.74	17.11	April	6,349	22.28	20.37
May	235,481	17.81	15.63	May	5,671	21.65	19.00
June	180,392	18.33	16.47	June	5,745	22.32	20.00
July	150,284	18.47	16.32	July	4,432	22.30	19.79
August	149,805	17.09	15.6	August	5,104	20.64	19.12
September	157,836	17.39	16.08	September	4,140	21.21	19.88
October	223,248	17.56	16.14	October	5,601	21.84	20.54
November	182,370	18.27	16.85	November	6,435	24.04	21.50
December	151,546	18.56	17.55	December	6,255	24.94	23.44
2005				2005
January	155,380	18.90	17.90	January	6,654	24.97	23.35
February	152,554	20.49	18.46	February	6,901	27.15	23.96

Debt convertible into stocks

AXA subordinated convertible bonds

	Subordinated convertible bonds	Subordinated convertible bonds
	from February 8, 1999	from February 17, 2000

Number of bonds	9,239,333	6,646,524

Issue price	€ 165	€ 165,50

Total principal amount	€ 1,524,489,945	€ 1,099,999,722

Closing date	February 8, 1999	February 17, 2000

Maturity date	January 1, 2014	January 1, 2017

Coupon	2.50%	3.75%

Conversion	starting February 9, 1999:	starting February 17, 2000:
	4.06 shares for 1 bond.	4.06 shares for 1 bond.

Maturity of the bonds	redemption on January 1, 2004 at	redemption on January 1, 2017 at
	230.88 euros per bond, i.e. 139.93%	269.16 euros per bond, i.e. 162.63%
	of the nominal amount.	of the nominal amount.

Early redemption	– The Company may purchase the notes on	– The Company may purchase the notes on
	any Stock Exchange or otherwise in	any Stock Exchange or otherwise in
	accordance with applicable law, including	accordance with applicable law, including
	by way of tender for purchase or exchange,	by way of tender for purchase or exchange,
	– at the option of the issuer, in cash, from	– at the option of the issuer, in cash, from
	January 1, 2005 at a price with a gross	January 1, 2007 at a price with a gross
	4.45% actuarial yield, if the Company's	6.00% actuarial yield, if the Company's
	share average over 10 consecutive days	share average over 10 consecutive days
	is above 125% of the anticipated repayment	is above 125% of the anticipated repayment
	price,	price,
	– At any time, at the option of the issuer, at	– At any time, at the option of the issuer, at
	230.88 euros if the number of bonds in	269.16 euros if the number of bonds in
	circulation is below 10% of the number	circulation is below 10% of the number
	of bonds issued.	of bonds issued.

Number of bonds
in circulation as of
January 31st, 2005	9,199,353	6,639,463

INTRODUCTION 41

[	Introduction

Convertible subordinated bonds of AXA 2.5% due 2014 are listed au comptant on the Premier Marché of Paris stock exchange.

AXA CONVERTIBLE BONDS (2.5% 1999-2014) TRANSACTIONS

Calendar period	Volume	Highest 2.5% Bond price (in euros)	Lowest 2.5% Bond price (in euros)

2003
July	12,172	175.00	165.00
August	7,975	171.00	165.00
September	89,563	175.00	167.10
October	26,442	173.00	169.50
November	13,570	173.50	170.50
December	77,341	181.00	170.50
2004
January	19,074	179.75	172.00
February	26,322	178.00	173.05
March	71,878	185.00	176.80
April	27,847	180.00	177.00
May	66,463	180.00	174.00
June	47,286	178.30	174.30
July	181,060	190.00	177.00
August	54,074	184.50	178.00
September	21,547	189.00	182.50
October	14,403	190.00	186.00
November	58,556	198.00	184.00
December	19,284	197.90	191.05
2005
January	25,877	195.50	188.20
February	41,758	196.70	190.50

Convertible subordinated bonds AXA 3.75% 2017 are listed au comptant on the Premier Marché of Paris stock exchange.

AXA CONVERTIBLE BONDS (3.75% 2000-2017) TRANSACTIONS

Calendar period	Volume	Highest 3.75% Bond price	Lowest 3.75% Bond price
		(in euros)	(in euros)

2003
July	4,803	192.50	183.40
August	8,707	191.00	179.00
September	44,105	202.00	188.40
October	14,465	195.00	191.00
November	37,642	198.00	191.80
December	11,939	202.00	194.00
2004
January	16,453	200.00	192.10
February	38,461	200.00	187.00
March	11,836	203.00	197.00
April	180,805	202.30	197.00
May	50,490	202.10	197.50
June	93,824	200.80	195.00
July	40,028	204.00	200.80
August	27,034	206.80	202.00
September	71,180	213.75	205.50
October	52,618	215.65	212.20
November	92,102	218.50	213.00
December	3,180	225.00	215.40
2005
January	29,116	221.00	202.00
February	28,576	223.75	217.50

Employee shareholders

The AXA Group offers its employees an opportunity to become shareholders through a special equity issue reserved exclusively for them.

By virtue of the authorization granted by the shareholders at their meeting of April 30, 2003, the Management Board increased share capital, as provided for by French Ordonnance of October 21, 1986, in two offerings, through the issue of shares to employees of the Group under the Shareplan 2004 program. The shareholders waived their preferential subscription rights so that these offerings could be made to employees.

In the countries that met the legal and tax requirements, two investment options were proposed in 2004:

  the traditional plan, available in 26 countries,
  the investment leverage plan offered in 27 countries.

The Shareplan 2004 program was carried out in two phases:

  phase I (July 2004): employees in France were given the opportunity to invest their profit-sharing and bonuses, phase II (December 2004): a second issue, open to all Group employees through voluntary contributions.

More than 120 Group companies in 27 countries took part in Shareplan 2004, and participating employees invested a total of 257 million euros (up 35.3% compared with the 190 million euros invested in 2003) as follows:

  43.5 million euros in the traditional plan (versus 31 million euros in 2003),
  213.3 million euros in the investment leverage plan (versus 159 million euros in 2003).

A total of 18,856 million new ordinary shares were issued, each with a par value of 2.29 euros. These shares began earning dividends on January 1, 2004.

As of December 31, 2004, AXA employees held 97,493,470 shares, i.e. 5.11% of the Group’s outsanding ordinary shares and 6.19% of the voting rights. These shares are owned through 22 mutual funds or directly, in the form of shares or ADRs.

INTRODUCTION 43

[	Introduction

AXA Stock Price Trends

	12/31/03	12/31/04	Change 2004/2003	02/28/05	Change 2005/2004

AXA	16.97	18.18	7.1%	20.31	11.7%
Stoxx Insurance	173.56	187.26	7.9%	198.58	6.0%
Stoxx 50	2,660.37	2,774.77	4.3%	2,892.56	4.2%
S&P 500	1,111.92	1,211.92	9.0%	1,203.60	(0.7%)
CAC 40	3,557.90	3,821.16	7.4%	4,027.16	5.4%

2004 overview

During the first half of 2004, global financial market performance was relatively subdued as investors focused on dividend paying stocks. The second half of 2004 saw renewed confidence in equities, particularly in small to mid-cap companies. As uncertainty around the U.S. election lifted, financial markets gained momentum in the fourth quarter of 2004, somewhat dampened by U.S. dollar weakness, U.S. deficits and oil prices. Overall, the world economy saw record growth in 2004 (+5%), while Euro-zone GDP grew 1.6% and the U.S. showed GDP growth of 3.9%. Favorable economic reports as well as strengthened business and consumer sentiment also boosted markets.

In Europe, the Stoxx 50 rose 4% during 2004, with the German DAX up 7%, the French CAC 40 up 7% and the UK FTSE 100 up 8%. In Japan, the Nikkei 225 closed up 8%, while the U.S. Dow Jones Index increased 3%, the wider S&P 500 rose 9% and the technology heavy Nasdaq increased 9%.

The European insurance sector, with the Stoxx Insurance Index up 8%, performed in line with the market during 2004. During 2004, most insurers showed improved results on the back of stronger fundamentals, higher equity markets and continued favorable pricing on Property & Casualty and reinsurance segments, despite larger than normal catastrophe losses. Second half 2004 U.S. hurricanes, Japan typhoons, as well as the devastating South East Asian tsunami, reminded the industry that unforeseen external factors may emerge and that pricing discipline remains critical.

The following factors negatively affected the insurance sector during 2004:

Strengthening Euro
Continued strength of the Euro, up 8% against the U.S. dollar in 2004, impacted European insurers with significant business in the United States. The dollar hit a record low against the Euro on December 30, 2004 when EUR 1 = $1.3637. AXA’s hedging strategy mitigated the effect of the Dollar/Euro exchange fluctuation on its underlying earnings and balance sheet in 2004.

Spreads
Low interest rates have been an area of attention for insurers over the past couple of years. Lower bond yields combined with crediting rates approaching minimum guarantees have narrowed investment spreads. Proper asset liability management helped lessene this impact, but the low level of long-term rates continues to be closely monitored.

Regulatory risks remain for life insurers
Following the mutual funds late trading and market timing investigations in 2003 and 2004, several U.S. Property and Casualty and Group Life insurers were investigated during 2004 by the New York Attorney General for alleged anti competitive practices. The investigation is not yet complete, and therefore, its ultimate impact on insurers remains unclear.

Uncertainly over financial reporting rules
The year 2004 was key in terms of financial reporting changes for the insurance sector with the finalization of IFRS Phase 1 principles, the launch of the CFO Forum’s European Embedded Value principles and the adoption of new solvency rules. Of these changes, some will introduce new accounting challenges through 2009, with IFRS Phase 2 relative to insurance contracts. At the beginning of the process, uncertainties remain on new accounting rules’ ability to give a clear and economic view of insurance companies. AXA was one of the first companies to update investors on IFRS transition impacts on January 6, 2005.

A number of factors positively affected insurers’ performance in 2004:

Non-life pricing discipline
Property & Casualty combined ratios continued to improve across the European insurance sector, due to a still strong pricing cycle and increased underwriting discipline implemented by certain players, notwithstanding some reserve additions in specific lines. In 2004, AXA’s combined ratio strengthened 2.1 points to 99.3%.

Equity markets’ continued recovery
After having substantially recovered in 2003, equity markets continued to grow in 2004. As a result, life insurance companies earned higher fees on asset management and equity market-sensitive products, while the prolonged market recovery also led to progressive renewed customer confidence in unit-linked products.

INTRODUCTION 45

[	Introduction

Improved risk management
Integrated risk management systems are becoming increasingly common among large and diversified insurers. Insurers such as AXA have implemented sophisticated risk management programs to ensure that many dimensions of risk are now being identified and managed. Risk management programs include, most notably, asset and liability management programs designed to provide better matching of invested assets and policyholder liabilities, dynamic hedging programs to manage the guaranteed benefits features associated with annuity contracts and pooling reinsurance coverage to optimize the risk versus retention relationship.

Stronger balance sheets and capital positions
To survive the difficult market conditions of 2000-2002, many companies have significantly rationalized their businesses by focusing on operating drivers, disposing of non-core activities and strengthening their balance sheet. Capital has been largely restored, helping to position the industry for growth and allowing for acquisitions and increased dividend capacity.

AXA’s stock price increased by 7% in 2004, benefiting from AXA’s consistent strategy, operating discipline and balance sheet quality. From year-end 2002 to year-end 2004, AXA outperformed the sector, increasing by 32% as compared to 19% for the Stoxx Insurance Index over the same period. In 2004 investors preferred companies still in recovery mode or those distributing stronger dividend yields.

2005

The insurance sector had an encouraging start to the year with better than expected 2004 earnings announcements from several large companies. Equity markets strengthened and initial sales figures look encouraging: French life insurance sales grew 11% in January, according to the FFSA, including increased unit-linked sales. Non-life insurance is also showing a favorable start, with quality renewals in reinsurance and pricing discipline in primary Property & Casualty lines.

AXA’s full year 2004 earnings were announced on February 24, 2005. Net income of €2,519 million was ahead of analysts’ expectations, and up 151% from 2003. Underlying earnings were up 34% to €2,723 million, driven by double-digit earnings growth in Life & Savings, Asset Management, Property & Casualty and International Insurance. Life & Savings earnings benefited from productivity improvements and a return in favor of unit-linked products. Life & Savings new business value, which is the present value of future profits on new business issued in 2004 after deducting the cost of capital, increased 51% to €771 million. Asset Management attracted net inflows of €34 billion. Property & Casualty’s combined ratio improved to 99.3%, in line with the over-the-cycle target of 98%-102%. Despite the unusually high frequency and severity of natural catastrophes in 2004, International Insurance demonstrated resilience with underlying earnings up 10% to €155 million. AXA proposed a dividend of €0.61 per share, up 61% compared to prior year.

From December 31, 2004 to February 28, 2005 AXA’s stock price increased by 11.7% outperforming the Stoxx Insurance Index up 6.0%, the Stoxx 50 index up 4.2% and the CAC 40 up 5.4%.

As of the end of February 2005, of the 31 analysts following AXA, 27 have a Buy recommendation, 3 are neutral and 1 has an underperform recommendation.

AXA Shareholders

The Shareholder as Key Stakeholder

Because stable capital ownership is of critical importance to organizations that seek to create lasting value, AXA considers its shareholders as key partners in its development strategy.

AXA believes that shareholders, whether they are individual or institutional investors, are key stakeholders. Building loyal and durable shareholder relationships gives the AXA Group the time needed to fully execute its business strategy. The appeal of AXA’s stock is also a crucial driver of development for the Group.

Accordingly, AXA strives to deliver clear, complete and reliable information that meets the needs and concerns of all shareholders, regardless of the level of expertise as investors. The Group dedicates significant resources to ensure that the various demands of these constituents are adequately met.

Trust-based relationships with all shareholders
Ensuring that the information delivered to all of its shareholders meets the highest standards of quality is therefore of particular importance at AXA, as is establishing solid trust-based relationships through local support from dedicated teams of experts who are always available to respond to investor requests.

AXA produces a number of information resources and reference materials for its shareholders, including the annual report, the activity and sustainable development report, the half-year and full-year earnings release and the financial supplements.

Recently, AXA enhanced the design and content of its corporate website (www.axa.com) to offer interested investors easy access to all information produced and released by its investor relations departments. The site also features live webcasts of earnings presentations and the proceedings of the annual shareholders’ meeting.

INTRODUCTION 47

[	Introduction

Individual investors: keeping the lines of communication open
Individual investors receive major information concerning AXA via inserts published in the financial, business and economic press. In addition, shareholders need own only one share of AXA stock to qualify for membership in the Shareholders’ Circle (Cercle des Actionnaires). As one of the benefits of membership, shareholders in the Circle receive informational materials and invitations to events intended specifically for individual investors.

In addition, the quality of both the information and the communications resources made available to individual investors is the focus of ongoing dialogue with the CCAI (the Comité Consultatif des Actionnaires Individuels) and continuous enhancements. One-third of the CCAI’s fifteen members, who are chosen from among members of the Shareholders’ Circle, are replaced every two years. In 2004, the Committee met twice with Group senior executives. These encounters are followed by working sessions with management from AXA’s individual investor relations team.

In 2004, following these meetings, two new publications were launched to replace the Shareholders’ Circle newsletter

(Lettre du Cercle des actionnaires):

  L’Essentiel is published three times a year concurrently with the release of interim and annual earnings and the annual shareholders’ meeting.
  Horizon, which is also published three times a year, contains in-depth feature articles on AXA strategy and AXA stock price trends.

Every year, AXA executives take part in well-attended meetings with the investment community held in various French cities. Henri de Castries, Chairman of the AXA Management Board, addressed 700 individuals assembled in Lyon on November 3, 2004.

For the last two years, AXA has been an exhibitor at Actionaria, an event for individual investors held in Paris every November. In addition to a series of lectures for retail investors, Actionaria serves as a key point of encounter between France’s largest CAC40-listed corporations and the 30,000 individual shareholders who attend each year.

Institutional investors: dedicated experts and tools

AXA also maintains regular contact with institutional investors. AXA executives and the investor relations team devote considerable time and resources to establish and maintain an active dialogue with the institutional investment community.

Earnings announcements:
Twice a year, AXA holds meetings in Paris and London to announce interim and annual earnings. The Management Board is present for these events.

Road shows:
Following the earnings announcements, AXA representatives meet with institutional investors in the world’s major financial marketplaces to exchange views on earnings and Group strategy. In 2004, 35 full day road shows were held in more than 20 cities in 13 countries.

Industry conferences:
AXA also attends industry conferences around the world to explain its strategy and positioning as well as its views on the industry. In 2004, AXA representatives traveled to eight cities in six countries to take part in 16 industry events.

Regional and Group presentations:
 As part of a global effort to improve investor understanding of its various activities since 2002, AXA has been delivering country-specific presentations that illustrate how Group strategy is being implemented locally, the major successes it has brought about, and the key challenges and opportunities facing AXA. In 2004, AXA made three presentations on its business in Southern Europe, the United States and Japan.

All of these presentations on the Group and its performance are webcast live on www.axa.com. They are also made available via teleconference. All industry conference presentations are available on the corporate website.

Continuous information flow:
In addition to regularly scheduled encounters with institutional investors, AXA strives to provide the investment community with a steady and timely flow of information updates.

Press releases and email alerts:
AXA communicates on a regular basis with the investment community, through press releases for Group announcements, and through email alerts for breaking news on AXA subsidiaries. Institutional investors interested in receiving subsidiary email alerts may subscribe to such service.

Website:
To meet the special needs of the institutional investment community, AXA has developed a special section on its website that incorporates all of the information that this audience requests, to the extent feasable and allowed by applicable laws and regulations.

Dedicated investor relations team:
Based in Paris and New York, AXA’s investor relations professionals maintain ongoing relationships with brokerage house analysts, fund managers and investment company analysts, as well as with rating agency representatives. The investor relations department provides timely updates and comprehensive information on events that impact Group operations and performance, and is always available to answer questions.

INTRODUCTION 49

50	(a)Holding Company that owns AXA Equitable Life Insurance Company – (b) Holding Company that owns MONYLife Insurance Company and MONYLife Insurance Company of America. – (c) Holding Company that owns AXA Assurance Maroc – (d) Holding Company that owns AXA Versicherung AG, AXA Lebenversicherung AG and AXA Art – (e) Holding Company that owns AXA Belgium – (f) Holding Company that owns AXA Aurora Iberica and AXA Aurora Vida – (g) Holding Company that owns AXA France Vie, AXA France IARD, Avanssur (previously Direct Assurances IARD) and AXA Corporate Solutions Assurance – (h) Holding Company that owns AXA Assicurazioni SpA – (i) Holding Company that owns AXA Assurance Luxembourg

and AXA Assurance Vie Luxembourg – (j) Holding Company that owns AXA Leven NV and AXA Schade – (k) Holding Company that owns AXA Sun Life Plc, AXA Insurance Plc and AXA PPP Healthcare limited – (l) Holding Company that owns AXA Oyak – (m) Holding Company that owns AXA Australia New Zealand – (n) Holding Company that owns AXA Life Insurance Co. Ltd and AXA Non-Life Insurance Co. Ltd – (o) Holding Company that owns AXA Life Insurance Singapore Plc Ltd.	INTRODUCTION 51

[	Introduction

Financial highlights

ACTIVITY INDICATORS

Total consolidated gross premiums and financial services revenues in 2004: €72.2 billion (+1.8% on a comparable basis)

Total assets under management as at December 31, 2004: € 869 billion

PROFITABILITY INDICATORS

CONTRIBUTION TO CONSOLIDATED UNDERLYING EARNINGS, ADJUSTED EARNINGS AND NET INCOME GROUP SHARE			(in euro millions)

	2004	2003	2002

Life & Savings	1,603	1,301	1,636
Property & Casualty	1,063	753	226
International Insurance	155	141	(78)
Asset Management	316	146	258
Other Financial Services	26	112	133
Holding companies	(439)	(419)	(488)
Underlying earnings (b)	2,723	2,035	1,687
Cost of September 11th events	–	–	(89)
Net investment gains attributable to shareholders	178	(585)	(240)
Adjusted earnings (b)	2,901	1,450	1,357
Impact of exceptional operations	267	148	235
Goodwill amortization (Group share)	(649)	(593)	(643)
Net income Group Share	2,519	1,005	949

BALANCE SHEET INDICATORS

in millions of shares	1,762	1,778	1,908

Adjusted ROE (b):	5.7%	6.3%	12.4%

Underlying ROE (b):	7.1%	8.9%	11.6%

a)	Combined ratios are presented including UK Health activities.
b)	Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks. Adjusted earnings represent net income before the impact of exceptional operations and goodwill amortization. Adjusted and underlying earnings are non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures as key indicators of performance in assessing AXA’s various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA’s financial performance.
c)	Please refer to page 58 for further details.
d)	Starting in 2003, new business contributions are converted in Euro using average exchange rates over the year instead of year-end exchange rates. 2002 numbers have been restated accordingly.
(e)	Since 2004, gearing ratio excludes cash surplus at Group Level.
(f)	Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently earning per share over each period can be restated to take into account this event.

INTRODUCTION 53

[	Introduction

GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES BY ACTIVITY					(in euro millions)

					2004 vs 2003
	2004		2003	2002	On a current	On comparable
	Gross (a)	Net (a)			basis	basis

LIFE & SAVINGS	47,071	47,063	46,799	48,586	0.6%	1.0%
France	11,899	11,893	10,882	10,423	9.3%	9.3%
United States (b)	12,880	12,880	13,732	12,726	(6.2%)	(4.7%)
United Kingdom	6,309	6,309	5,831	8,362	8.2%	6.1%
Japan	5,526	5,526	6,078	6,428	(9.1%)	(6.8%)
Germany	3,499	3,499	3,428	3,140	2.1%	2.1%
Belgium	2,203	2,203	2,050	1,629	7.4%	3.3%
Southern Europe	1,364	1,364	1,182	1,515	15.4%	15.4%
Italy	649	649	566	552	14.6%	14.6%
Spain	555	555	470	834	18.0%	18.0%
Portugal	160	160	146	129	9.9%	9.9%
Other countries	3,391	3,389	3,615	4,362	(6.3%)	(4.5%)
Australia / New Zealand	1,499	1,496	1,697	2,018	(11.9%)	(14.4%)
Hong Kong	751	751	791	936	(5.1%)	5.1%
The Netherlands	802	802	768	918	4.4%	5.6%
Other countries	340	340	359	490	(5.3%)	(4.5%)
PROPERTY & CASUALTY	17,945	17,852	17,098	15,948	4.4%	3.4%
France	4,932	4,895	4,640	4,383	5.5%	5.5%
United Kingdom & Ireland	4,493	4,469	4,222	3,303	5.9%	(1.8%)
Germany	2,815	2,796	2,847	2,843	(1.8%)	(1.8%)
Southern Europe	2,901	2,901	2,577	2,418	12.6%	7.0%
Italy	1,140	1,140	1,088	1,027	4.8%	4.8%
Spain	1,417	1,417	1,166	1,070	21.6%	9.1%
Portugal	344	344	324	320	6.2%	6.2%
Belgium	1,443	1,430	1,405	1,395	1.8%	1.6%
Other countries	1,361	1,361	1,408	1,606	(3.3%)	(0.3%)
Canada	746	746	761	744	(2.0%)	0.2%
The Netherlands	212	212	248	237	(14.4%)	(14.4%)
Other countries	403	403	398	625	1.1%	7.4%
INTERNATIONAL INSURANCE (c)	3,480	3,371	3,972	5,762	(15.1%)	(6.4%)
AXA RE	1,069	1,056	1,913	3,472	(44.8%)	(14.9%)
AXA Corporate Solutions Assurance	1,517	1,506	1,550	1,762	(2.8%)	(3.0%)
AXA Cessions	94	94	87	100	7.2%	7.2%
AXA Assistance	561	475	408	397	16.3%	16.4%
Other transnational activities	239	240	14	30	n/a	(22.8%)
TOTAL INSURANCE	68,497	68,286	67,870	70,296	0.6%	1.2%
ASSET MANAGEMENT	3,364	3,087	2,922	3,411	5.7%	13.9%
Alliance Capital	2,421	2,312	2,311	2,778	0.0%	10.0%
AXA Investment Managers	944	776	611	633	26.9%	28.6%
OTHER FINANCIAL SERVICES	821	791	836	1,020	(5.4%)	5.5%
AXA Banque & AXA Banque Financement
(France)	157	153	139	134	10.1%	10.1%
AXA Bank Germany	68	56	122	117	(54.2%)	0.3%
AXA Bank Belgium	591	578	539	717	7.2%	7.6%
Other	5	5	37	52	(87.6%)	(75.3%)
TOTAL OTHER FINANCIAL SERVICES	4,185	3,878	3,758	4,430	3.2%	12.2%
Intercompany eliminations	(518)	–	–	–	–	–
TOTAL	72,164	72,164	71,628	74,727	0.7%	1.8%

(a)	Presented gross and net of intercompany eliminations.
(b)	Including MONY in 2004.
(c)	In 2004, part of AXA RE acitvities has been transferred to AXA Liablities Managers ("Others transnational activities"); an AXA Group subsidiary dedicated on runoff portfolio management.

EXCHANGE RATES			(1 euro = X foreign currency)

	Year End Exchange Rate			Average Exchange Rate
	2004	2003	2004	2003	2002

U.S. Dollar	1.36	1.26	1.24	1.13	0.95
Japanese Yen (a) (x100)	137.17	128.87	132.45	129.20	115.07
Australian Dollar	1.75	1.68	1.69	1.74	1.74
British Pound	0.71	0.70	0.68	0.69	0.63

(a)	The exchange rates presented correspond to the year-end exchange rate and average exchange rate for a September 30 financial year.

CONSOLIDATED ADJUSTED EARNINGS AND NET INCOME BY ACTIVITY	(in euro millions except per ordinary share amounts)

	2004	2003	2002

LIFE & SAVINGS	1,727	898	1,367
France	425	425	432
United States	674	530	520
United Kingdom	109	43	348
Japan	199	(224)	(45)
Germany	(38)	(26)	(0)
Belgium	104	(55)	8
Southern Europe	45	24	32
Italy	23	(11)	2
Spain	14	29	30
Portugal	8	7	0
Other countries	209	179	72
Australia / New Zealand	50	39	59
Hong Kong	74	99	33
The Netherlands	71	30	(6)
Other countries	14	12	(14)
PROPERTY & CASUALTY	1,035	519	93
France	304	266	237
United Kingdom & Ireland	274	127	(137)
Germany	71	(183)	(28)
Southern Europe	145	123	71
Italy	48	65	42
Spain	81	47	33
Portugal	17	11	(4)
Belgium	142	118	(29)
Other countries	98	68	(21)
Canada	65	37	19
The Netherlands	0	10	(3)
Other countries	33	21	(36)
INTERNATIONAL INSURANCE (a)	238	147	(149)
AXA RE	142	146	(14)
AXA Corporate Solutions Assurance	84	(5)	(123)
AXA Cessions	17	16	(4)
AXA Assistance	17	14	1
Other transnational activities	(23)	(25)	(8)
TOTAL INSURANCE	2,999	1,564	1,311
ASSET MANAGEMENT	318	148	258
Alliance Capital	210	72	195
AXA Investment Managers	108	76	63
OTHER FINANCIAL SERVICES	26	126	133
AXA Banque & AXA Banque Financement (France)	(10)	(20)	(3)
AXA Bank Germany	2	0	2
AXA Bank Belgium	32	68	36
Other	2	78	98
TOTAL OTHER FINANCIAL SERVICES	344	274	391
HOLDINGS	(442)	(388)	(344)
AXA SA	(208)	(225)	(162)
Other french holdings	(0)	(9)	69
Other french holdings	(234)	(154)	(251)
ADJUSTED EARNINGS (b)	2,901	1,450	1,357
Adjusted earnings per ordinary share (basic) (c)	1.57	0.81	0.77
Adjusted earnings per ordinary share (diluted) (c)	1.52	0.80	0.77
Return on equity	12.4%	6.3%	5.7%
Impact of exceptional operations	267	148	235
Goodwill amortization	(649)	(593)	(643)
NET INCOME, GROUP SHARE	2,519	1,005	949
Net income per ordinary share (basic) (c)	1.37	0.56	0.54
Net income per ordinary share (diluted) (c)	1.32	0.55	0.54
Return on equity	10.8%	4.4%	4.0%

(a)	In 2004, part of AXA RE acitvities has been transferred to AXA Liablities Managers ("Others transnational activities"); an AXA Group subsidiary dedicated on runoff portfolio management.
(b)	Adjusted earnings represents AXA's consolidated net income before goodwill amortization and exceptional operations. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.
(c)	Following any significant capital increase with an issuance price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently EPS over prior periods must be restated to reflect an adjustment to neutralize this.

INTRODUCTION 55

[	Introduction

SHARES, SHAREHOLDER’S EQUITY, RESTATED NET ASSET, DIVIDENDS

	2004	2003	2002

Number of ordinary share outstanding (in millions)	1,908.44	1,778.10	1,762.17
Average share price (in euros)	17.5	14.1	17.8
Share price as at December 31 (in euros)	18.2	17.0	12.8
High share price (in euros)	19.4	17.6	26.1
Low share price (in euros)	15.6	9.1	8.8
Stock capitalization (in euro millions)	34,696	30,174	22,538
Shareholder’s equity (in euro millions)	28,364	25,870	26,523
Represented by Net Income (in euro millions)	2,840	1,248	1,317
Shareholder’s equity, group share (in euro millions)	26,158	23,401	23,711
Represented by Net Income, group share (in euro millions)	2,519	1,005	949
Adjusted Earnings	2,901	1,450	1,357
Restated net Asset
Total (in euro millions):
– Gross	36,888	30,138	27,871
– Net	33,347	27,810	25,915
Per share (in euros) :
– Gross	19.3	16.9	15.8
– Net	17.5	15.6	14.7
Dividends (a) :
– gross per share, including tax allowance (in euros)	0.92	0.57	0.51
– net per ordinary share (in euros)	0.61	0.38	0.34
– net total (in euro millions)	1,164	676	599
Dividend Pay-Out Ratio (b)	40%	47%	44%

(a)	2004 dividends proposed for approval by AXA shareholders at the annual general meeting of shareholders held on April 20, 2005.
(b)	Net Dividend / Adjusted Earnings.

SALARIED EMPLOYEES

	As at December	As at December	As at January	As at December
	31, 2002	31, 2003	1, 2004(a)	31, 2004

Insurance	70,127	64,939	66,916	66,869
France (b)	17,869	16,168	16,168	16,124
United States	5,276	4,866	6,524	6,415
Japan	3,135	3,047	3,047	3,020
United Kingdom (& Ireland since January 1st, 2004)	10,868	10,794	11,609	12,228
Germany	8,462	7,654	7,654	7,483
Belgium (including AXA Bank Belgium) (c)	5,381	4,969	4,969	4,814
Southern Europe	–	–	4,661	4,649
Other countries	13,685	11,933	6,776	6,526
of which Italy	1,302	1,277	–	–
of which Spain	1,900	1,807	–	–
of which Portugal	1,304	1,250	–	–
of which Australia / New Zealand	2,922	2,355	2,355	2,210
of which Hong Kong	783	794	794	823
of which Canada	1,847	1,779	1,779	1,818
of which The Netherlands	960	905	897	700
of which Morocco	502	501	501	511
International insurance	5,451	5,508	5,508	5,610
AXA RE	895	738	614	445
AXA Corporate Solutions Assurance	1,529	1,327	1,327	1,167
AXA Cessions	66	79	79	110
AXA Assistance	2,961	3,182	3,182	3,560
Other transnational activities	0	182	306	328
Asset Management	6,271	6,241	6,241	6,258
Alliance Capital	4,145	4,078	4,078	4,118
AXA Investment Managers	2,126	2,163	2,163	2,140
Other Financial Services (excluding AXA Bank Belgium)	(c) 836	776	642	559
France	510	476	476	481
Germany	326	300	166	78
Services Group	711	679	679	638
AXA Technology, AXA Consulting and e-business	197	1,949	1,949	2,015
TOTAL	78,142	74,584	76,427	76,339

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.

(a)	The personnel at January 1, 2004 are included on a constant structural basis in relation to personnel at December 31, 2003:
	–	Acquisition of (i) MONY Group in the United States and (ii) minority interests buyout of Direct Seguros in Spain Property & Casualty,
	–	The disposals of (i) AXA Bausparkasse building society in Germany and (ii) Unirobe, our former Dutch brokerage company in The Netherlands,
	–	Transfer from AXA RE to AXA Liabilities Managers, an AXA Group subsidiary dedicated on run-off portfolio management. This specific company was created in January, 1, 2003,
	–	Starting January 1st 2004, (i) Italy, Spain and Portugal activities (previously under “Other countries”) are now reported as one geographical region “Southern Europe” and (ii) UK Property & Casualty segment is now presented including Ireland, which was previously under “Other countries”).
(b)	A portion of the personnel of AXA' s French affiliates are included in GIEs. In addition, the personnel included in insurance and financial services activities in France are included in the "cadre de convention" of 4 not consolidated “mutuelles”.
(c)	Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.

INTRODUCTION 57

[	Introduction

RATINGS CONCLUSIONS FOR THE COMPANY AND ITS PRINCIPAL SUBSIDIARIES

2004
	Agency	Date	Rating	Outlook
Insurer Financial Strength Ratings

The Company’s principal insurance subsidiaries	Standard & Poor’s	02/07/05	AA–	Stable
	Moody’s	02/14/05	Aa3	Stable
	Fitch Ratings	01/17/05	AA	Stable
Ratings of the Company’s Long Term and Short Term Debt
Senior Debt	Standard & Poor’s	02/07/05	A
	Moody’s	02/14/05	A2
	Fitch Ratings	01/17/05	A+
Long Term Subordinated Debt	Standard & Poor’s	02/07/05	BBB+
	Moody’s	02/14/05	A3
	Fitch Ratings	01/17/05	A- (non dated
debt)
		01/17/05	A (dated debt)
Short Term Debt	Standard & Poor’s	02/07/05	A-1
	Moody’s	02/14/05	P-1
	Fitch Ratings	01/17/05	F-1

Embedded Value

			(in euro millions)

	2004	2003	Change (%)	Change on a constant exchange rate (%)

ANAV Life (b)	10,982	8,100	35.6%	38.7%
ANAV Other activities	8,903	7,260	22.6%	24.9%
Cost of Capital	(2,593)	(2,544)	1.9%	5.4%
Life PVFP (a)	18,454	16,192	14.0%	18.4%
EV	35,746	29,008	23.2%	26.8%
Number of shares	1,908	1,778	7.3%	–
EV/share	18.73	16.31	14.8%	18.2%
Life NBC (c)	943	675	39.7%	42.9%
Life NBV (d)	771	512	50.6%	55.5%
Life NB APE Premiums	4,837	4,433	9.1%	6.7%
Life NB APE Margin (c)	19.5%	15.2%	4.3 pts	5.2 pts
Life NB APE Margin (d)	15.9%	11.5%	4.4 pts	5.3 pts

(a)	Measures of New Business adjust for currency exchange and scope.
(b)	In this section, “Life” will refer to whole “Life & Savings” activities in the Group.
(c)	Before cost of capital.
(d)	After cost of capital.

“Embedded Value” (EV) is a valuation methodology often used for long term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future. This value can be considered in three pieces,

1) “Adjusted Net Asset Value” (ANAV) which measures the current balance sheet wealth,

2) “Cost of Capital” (CoC) which measures the cost to shareholder of some of the balance sheet not being immediately available for distribution, and

3) “Present Value of Future Profits” (PVFP) which measures the present value of future shareholder profits for business currently in the portfolio.

EV is not an estimate of AXA's “fair value”, regardless of how one might define “fair value”. It does not include the value of business to be sold in the future, nor make full allowances for value across a range of different scenarios.

“New Business Contribution” (NBC) and “New Business Value” (NBV) measure the value of new business sold during the year. It includes the PVFP on new business, and also the upfront costs associated with acquiring new business (often called “strain”). Therefore NBC and NBV combine elements that increase PVFP balances from one year to the next and elements that reduce the ANAV from one year to the next. NBC is measured before cost of capital, while NBV is measured after cost of capital.

“Annualized Premium Equivalent” (APE) is a measure of new business volume which includes sales of regular recurring premium business at 100% but sales of single premium business at only 10%. The "APE Margin" is the ratio of NBC to APE.

AXA publishes PVFP only for its Life & Savings business. AXA’s ANAV calculation does include elements for all of its business.

The ANAV can be reconciled to the consolidated balance sheet as follows:

(in euro millions)

Published Shareholder’s Equity:	26,158
+ Net Unrealized Capital Gains	7,189
= Published Net Asset Value	33,347
– Life Insurance Intangible Asset Value	(14,950)
+ Unrealized Gains in AXA Investment Managers	1,338
+ Other Adjustments (a)	150
= ANAV	19,885
Consisting of
Life insurance ANAV	10,982
Other ANAV	8,903

(a) “Other adjustments” are:
1) Unrealized capital gains or losses which are included in the PVFP calculation,
2) Adjustments from GAAP to Statutory basis for life businesses,
3) Value embedded in undiscounted Property & Casualty and International liabilities,
4) Restatements of Pension Liabilities, and
5) EV-specific consolidation adjustments.

The Life Insurance ANAV is calculated from the free surplus available on a local regulatory (statutory) basis, adjusted for any unrealized capital gains or losses not included in the calculation of PVFP. Starting from the consolidated accounts, an adjustment made to reflect the differences between AXA's consolidated accounting basis and local regulatory bases, including elimination of intangible assets such as Deferred Acquisition Costs, Value of Business Inforce, and Goodwill.

The Other ANAV includes unrealized capital gains or losses including those on our investment management companies: Alliance Capital (market value basis with no control premium) and AXA Investment Managers (estimated market value). Other ANAV also includes the value embedded in our undiscounted policy liabilities, and intangible assets are not eliminated.

The Cost of Capital is calculated for Life & Savings business only. The capital is the amount required for an AA-equivalent rating, above the statutory reserves held. The cost is the difference between the face amount of capital required and the present value of the sum of future capital releases and investment earnings on assets supporting the capital.

The PVFP is calculated for Life & Savings business only. It is based on future regulatory earnings on our current portfolio, not including any value of future sales. Investment returns include the unrealized capital gains and losses on assets backing policyholder liabilities, where appropriate for local regulation and management practice.

The PVFP calculation of necessity involves many assumptions about the future. Our major assumptions include:

  Discount rate generally based on risk premium of 250 basis points (higher in Asia / Pacific), with a weighted average of 6.75% resulting.
  Actuarial assumptions reflect best estimates based on recent experience.
  No productivity gains in the future are assumed, while inflation averaging 2.0% is assumed.
  Expenses are adjusted for non-recurring expenses and one-time strategic spending.

INTRODUCTION 59

[	Introduction

– No benefit from future mortality improvement on Life business is included, while annuity business does have an allowance for the costs of longevity increasing.

– A weighted average tax rate of 33.5%.

– A weighted average equity return of 7.4%, and risk-free return of 4.2%.

The following table is a summary of key assumptions for 2003 and 2004 :

	Post-tax discount rate		Pre-tax risk free rate		Pre-tax equity return
	2004	2003	2004	2003	2004	2003

Weighted average	6.75%	7.06%	4.17%	4.48%	7.42%	7.76%

The following table presents an analysis of the movement of EV between 2003 and 2004:

AXA Group EV 2003	29,008
Modeling Changes and opening adjustments	379
Adjusted Group EV 2003	29,387
Life New Business Value after Cost of Capital	771
Other life operating movements	1,934
Life investment movements	1,387
Life movements before capital flows	4,092
Other than life Net Income excluding Goodwill amortisation	1,450
Other than life Change in Unrealised Capital Gains/Losses	1,506
Movement in Unrealized Gains of AXA Investment Managers	231
Other than life Goodwill amortisation	(319)
Other than life movement in other adjustments (a)	27
Other than life movements before capital flows	2,895
Foreign Currency Effects	(952)
Capital flows and acquisitions	324
Total other	(628)
AXA Group EV 2004	35,746

(a)	“Other than life other adjustments” are:
1) Value embedded in undiscounted Property & Casualty and International liabilities.
2) Restatements of Pension Liabilities, and
3) EV-specific consolidation adjustments.

The sensitivity of the EV and NBC to changes in major assumptions has been calculated as follows (measure in Euro per share difference from the base case):

ASSUMPTION TESTED

	EV Impact	NBC Impact

Upward parallel shift of 100 bp in reinvestment rates	0.62	0.05
Downward parallel shift of 100 bp in reinvestment rates	(1.03)	(0.07)
100 bp increase in the discount rate	(1.01)	(0.08)
10% decrease in lapse rates	0.41	0.05
10% permanent decrease in expenses	0.38	0.03
10 bp increase in general account spread	0.20	0.01
100 bp increase in asset return for unit-linked business	0.28	0.04
Life mortality improvement (50 bp per year )	0.17	0.01
10% higher equity markets at start of the projection	0.59	0.05
10% lower equity markets at the start of the projection	(0.64)	(0.06)
100 bp increase in total asset return in all future years	2.06	0.11
100 bp decrease in total asset return in all future years	(2.75)	(0.13)
100 bp decrease of total asset return in all future years (Japan only)	(0.55)	(0.04)

An independent actuarial consultancy, Tillinghast, was hired by AXA to perform a review, and has issued the following statement of opinion:

“Tillinghast has reviewed the methodology and assumptions used to determine the embedded value at December 31, 2004, and the value added by 2004 new business for the principal life operating entities of the AXA Group.

Tillinghast has concluded that the methodology used is reasonable and consistent with recent industry practice for traditional embedded value reporting. The values are based on deterministic projections of future after-tax profits, with an explicit allowance made for the cost of equity-based product guarantees in the life business using stochastic projections on a realistic basis. Allowance for risk is made through the use of a single risk discount rate by currency and an explicit adjustment for the level and cost of holding capital. The embedded value may not correspond to a “fair value” valuation or to that required to comply with the European Embedded Value Principles, as published by the CFO Forum.

Tillinghast has concluded that the operating assumptions are reasonable in the context of AXA’s recent experience and expected future operating environment and are consistent with other information disclosed in this document, and that the economic assumptions, risk discount rates and allowance for the cost of capital are reasonable for this purpose.

Tillinghast also performed limited high-level checks on the results of the calculations and discovered no material issues. Tillinghast has not, however, performed detailed checks on the models and processes involved.”

INTRODUCTION 61

AXA’s Sustainable Development
Policy	64

AXA’s Stakeholders	65

AXA’s International Commitments	77

Sustainable Development
Organization	78

[	Sustainable Development

AXA’s Sustainable
     Development Policy

Aware of its responsibilities, AXA has integrated sustainable development into its business strategy as well as into the methods used to achieve its business objectives. Corporate responsibility guides the AXA Group in its relationships with all its stakeholders.

A Driver of Economic Development

The notion of sustainable development is at the core of Financial Protection business. As a business that involves managing risks of all kinds, Financial Protection is based on the principles of economic solidarity and long-term equilibrium. The financial protection business contributes to economic development on two levels. First, in every society that has adopted the practice, insurance has contributed throughout history to the expansion of trade. Through insurance, clients pool resources (in the form of equitable premiums) to shoulder the financial consequences of losses that, while they may affect only one member of the pool –an individual or a business– are often too onerous to be borne alone.

Second, by investing the premiums paid by their policy-holders, insurers have acquired considerable expertise in asset management. In addition to generating returns, these investments also contribute to the development of the businesses in which insurers invest.

Responsible Underwriting Practices

However, the role of the insurer may extend beyond covering risks and making long-term equity investments. The underwriting policies that insurance companies adopt can also have an impact on policyholder practice. Aware of AXA’s insurance subsidiaries establish and enforce underwriting guidelines that contribute to the sustainable development of the communities in which they do business – by emphasizing risk prevention, particularly in areas that touch on ecology.

Encouraging Prevention

AXA plays an important role in onsite risk management for its commercial insurance clients. Before agreeing to insure a business, AXA sends out specialists to perform risk audits on all or a representative sample of its operating facilities. During such audits, experts identify risk exposures, recommend preventive steps to be taken, and suggest ways of reducing the impact of losses that may occur.

AXA’s Asset Management Business and Sustainable Community Development

AXA has developed expertise in medium- to long-term asset management within AXA Investment Managers (AXA IM) and Alliance Capital. In 2003, AXA IM began incorporating social and environmental responsibility criteria into its analysis of business fundamentals. Particularly sensitive to the notion of corporate citizenship, AXA Investment Managers was a European pioneer in the field of Socially Responsible Investment (SRI). In France, AXA Investment Managers formed a dedicated SRI unit in 1998, and has held regular client seminars on the subject since 1999.

As an asset manager, the AXA Group votes proxies at annual shareholder meetings. To ensure that this fiduciary duty is fulfilled responsibly, AXA IM and Alliance Capital have adopted formal proxy voting policies and procedures. In both cases, transparency of information is considered to be a key component of good governance, board structure and defense of shareholder rights are scrutinized. In 2004, AXA IM voted proxies at 694 shareholder meetings. In 188 instances, the company cast a vote against and/or abstained from voting.

AXA’s Commitments: a Common Platform

For many years now, AXA Group subsidiaries have been developing and adopting best practices with the aim of satisfying their customers, their shareholders and their employees. In 2003, a common platform was created for all Group affiliates: AXA’s commitments. They offer a short presentation of the spirit of accountability that guides AXA’s relationships with its various stakeholders: customers – shareholders – employees –suppliers – community and environment.

Seeking Continuous Improvement

The year 2004 was devoted to the gradual implementation of this sustainable development policy through a series of decentralized local initiatives. This approach offers the advantage of ensuring that at each new step, policies touching on social, environmental or community issues are tested in a particular market, business line or area before being more broadly rolled out. The environmental management system for AXA’s operating facilities is being implemented in accordance with this gradual approach. After pilots were conducted in France and in Belgium, the system was extended in 2004 to AXA subsidiaries in Spain, Italy and the United Kingdom.

AXA’s Stakeholders

One of the most deeply engrained cultural convictions at AXA is that maintaining a healthy balance between customers, shareholders and employees is one of the prerequisites for becoming a consistently high performing organization. AXA’s commitments give tangible expression to this belief. In addition to commitments to the three stakeholders the Group considers to be key to its development, AXA has also made commitments to its suppliers, the community and, more generally, to the environment.

AXA and its customers

Challenges
Improving customer satisfaction is one of AXA’s strategic priorities. To fulfill this aspiration, AXA seeks to involve all its employees in the challenge of defining the organizations, practices and behaviors that will help to improve the quality of the Group’s products, service level and distribution.

Improving the product offering also requires intuiting market needs and expectations, as well as cultivating the ability to innovate in ways that truly respond to needs expressed by customers.

But at AXA, putting the customer at the center of the organization’s concerns also means delivering service quality that makes life easier for its clients. And this in turn means being able to make and keep binding service level promises. AXA’s Customer Scope survey was designed to measure customer satisfaction in key areas, detect achievements and identify new sources of progress.

Finally, AXA reinforce monitoring to ensure that our sales channels—AXA’s first point of contact with customers—are structured and trained to offer sound, personalized advice based on care and expertise, and that our sales associates comply with the highest standards of professional conduct.

The combined force of these ongoing efforts and total employee involvement will help AXA to retain its customers and acquire new ones.

SUSTAINABLE DEVELOPMENT 65

[	Sustainable Development

AXA’s commitments to customers
AXA seeks to offer its customers expert advice and a broad range of solutions adapted to their evolving needs through continuous innovation and:

  Effective local service.
  Professional expertise.
  Adherence to a professional code of ethics.

Recent developments

Product and prevention
The products and services offered by AXA are generally the result of highly refined market research and client segmentation. Customer needs and expectations are the starting point for subsequent design and development.

The decision to make prevention a pivotal element in AXA’s product range –for the benefit of the policyholder and the insurer– offers a perfect illustration of this approach to product design. As an added bonus, the result is often a product that is totally new to the market.

One such innovation was introduced in 2004. For example and AXA France study showed that one out of every two companies is forced out of business within five years following a major fire. Whether the damage is direct or indirect, companies that have experienced losses due to fire experienced difficulties continuing to do business on solid foundations. AXA France addressed the issue by launching a prevention program aiming at achieving a lasting reduction in the occurrence of small- and mid-sized business fires. The resulting Fire Prevention Guide (Charte Prévention Incendie) offers a simple, efficient and relatively inexpensive remedy. In three sections –raising management awareness and communicating with employees, fire insurance premium reduction, and a network of approved service providers– the Guide contains all of the information businesses need to enforce effective fire prevention measures in the workplace.

Socially Responsible Investment (SRI)
While responsible investment forms an integral part of its way of doing business, AXA’s range of SRI vehicles addresses growing demand from clients. AXA IM’s family of SRI funds, which was first launched in 2002, includes:

  AXA Euro Valeurs Responsables, with assets under management valued at 153 million euros, has been AXA IM’s leading SRI fund invested in equities since it was established in 2002.
  AWF Development Debt is an SRI fixed-income fund that supports micro-financing initiatives through direct investment. In 2004, it was ranked as the best performing fund in the Fixed Income Global (Others) category by Standard & Poor’s.

In the employee savings business in France, AXA IM manages the first mutual fund vehicle for employee savings that makes equity allocations on the basis of SRI criteria (325 million euros in assets).

In addition, AXA IM subsidiary AXA Private Equity, which invests in businesses that do not raise funds by issuing publicly-traded stock, is a strong proponent of using SRI criteria in addition to conventional financial considerations when analyzing potential investments. AXA Private Equity believes that investment strategies taken social and environmental considerations into account create value over the long term.

Improving Service Quality
In honoring its stakeholder commitments, AXA has made customer satisfaction the key source of inspiration for action. The AXA Way continuous process improvement program was introduced to increase customer satisfaction. Inspired by a method that has been used widely by manufacturing companies, it places the customer at the center of the organization’s concerns, attitudes and operations. In doing so, AXA Way focuses on customers and aims at identifying and understanding their real needs. Program achievements to date corroborate the validity of this approach which empowers employees to bring about changes in an organized and disciplined manner. The program seeks to promote improvements that employees have identified by analyzing the daily processes through which they deliver service to their customers.

By the end of 2004, eighteen AXA companies were involved in program deployment, some 6,000 employees had received training in AXA Way methods, and a total of 349 projects had been completed.

Measuring Customer Satisfaction
AXA has developed the Customer Scope survey to measure client satisfaction. This reliable tool of measurement is currently being used throughout the Group to poll customers on their perception of the quality of their contacts with the company at key moments: when they purchase a product, file a claim, or receive a benefit, for example. Their suggestions serve as a basis for actions undertaken to improve service quality, with the ultimate aim of increasing customer satisfaction.

Service platforms
Customer care centers also play an important role in AXA’s monitoring of client satisfaction level. They serve a dual purpose: in addition to being a useful sales tool, they also provide effective follow-up for pending claims. In both cases, they can enhance service quality, in part by ensuring that callers are routed to qualified contact people who are available to field requests. As a result, customer cases are handled more rapidly and AXA sales associates can concentrate on areas where they add significant value: advice and sales.

Professional ethics
AXA adopted a new compliance guide after the Sarbanes-Oxley Act took effect in the United States. Released in 2004, the guide offers ethical guidance for ordinary course of business conduct. Some of the issues covered include possible conflicts of interest; rules governing trading in listed AXA Group securities; control and use of material non-public information; and Group statement on record-keeping and retention of information.

Supplementing the Group Compliance Guide, AXA’s various operating units have also developed codes of conduct that incorporate local regulations relating to the sale and marketing of financial services. Professional standards governing client relationships emphasize the duty to provide sound advice and clear information, to refrain from disclosing client information, to adhere to fair business practices, and to fight against fraud and money-laundering.

The fight against money-laundering
Wherever its affiliates have established business relationships, AXA is unfailingly committed to the fight against money-laundering. The nature of this combat is spelled out in a set of formal Anti-Money-Laundering (AML) guidelines that were issued in 2002 after approval by both the Management Board and the Supervisory Board. On the basis of these guidelines, each AXA subsidiary has set up policies and procedures that combine general principles with local regulations in force, and has appointed an AML officer. One of the keys to success in this battle is adherence to the “Know Your Client” due diligence that underlies all transactions. This same obligation of due diligence holds for intermediaries, and becomes especially important when the transaction is in cash or in an equivalent monetary instrument. Policies and procedures are subject to ongoing change as experience is acquired in this area. In France, a dedicated organization has been set up to ensure efficient cooperation with TRACFIN. Subsidiaries that operate in countries considered to be at risk are subject to particularly close monitoring. Finally, a training plan to raise sales staff awareness was rolled out in 2004.

AXA and its employees

Challenges
In a customer service industry, a company’s most valuable assets are the people it employs. AXA greatest source of strength is its employees expertise and engagement. As champions of change, people are key drivers of continuous process improvement at AXA.

AXA’s greatest human resources challenge today is to put in place a set of policies and procedures that will help the Group to attract and retain the best talent in its industry. AXA also ensures that its employees can constantly acquire and refine their skills, and that these competencies are put to the best possible use in the workplace. Finally, maintaining workplace morale is an ongoing concern, particularly in periods of rapid organizational change.

AXA’s commitments to employees

  To provide a workplace in which employees are respected.
  To encourage a management style that empowers and develops people.

Recent developments

Engagement through empowerment
Employee engagement is one of the objectives of AXA’s human resources policy. It requires a management style that empowers people, based on performance and staff development and aligned with AXA’s core values: professionalism, innovation, pragmatism, team spirit and integrity. It also requires that individual objectives be clearly agreed to during the annual performance appraisals that managers conduct with each of the employees who report to them.

AXA encourages its employees to invest in its stocks through Shareplan, its employee stock ownership program. As of year-end 2004, employees together owned more than five percent of AXA’s equity capital, and one employee out of two was an AXA shareholder. These numbers serve as an indicator of the level of employee engagement at AXA.

Employee stakeholder award
On November 19, 2004, AXA was in the winner’s circle for the grand prize in French employee stock ownership. The awards recognize the achievements of France’s largest listed companies (included in the CAC 40 and SBF 120 indices) in the area of responsible and significant development of

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employee stock ownership. The high quality of information made available to employees in connection with the program, as well as the fact that employee shareholders have a seat on the Supervisory Board, were factors that weighed heavily in AXA’s favor.

Two-way labor-management dialogue
 The importance of establishing and maintaining a genuine dialogue between employees and managers is deeply engrained at AXA. Constructive communication helps to foster the stability required to implement the Group’s development strategy. The dialogue with personnel or with representatives is organized and conducted at the local level on a regular basis. AXA also has a European Works Council (EWC), whose extensive role makes it a pioneer in social relations. Monthly, personnel representatives from AXA’s principal European subsidiaries and the Group head of human resources meet with the EWC. Twice a year, the Chaiman of AXA’s Management Board, Henri de Castries, attends these meetings.

Fair hiring and pay policy
Ensuring equitable treatment of employees is one of AXA’s ongoing aspirations. Rules governing recruitment –both internal and external– and compensation are clearly spelled out. The methods used to recruit and promote are intended to encourage equal opportunity and respect for workplace diversity and to prevent harassment.

Rewards and systems of compensation are performance based. They seek to take into account individual competencies and contributions to performance, through a variable pay component tied to the achievement of mutually agreed-upon objectives.

AXA Financial defends workplace diversity
In 2004, AXA Financial created the Diversity Advisory Council, which brings together eleven individuals from a various business areas, two members of the Executive Management Committee, and AXA Financial CEO Kip Condron. The Council works with the Human Resources Department to create programs, policies and procedures aimed at strengthening diversity. Its mission includes improving recruitment, development and retention of diverse talents within the company and raising client and vendor awareness of diversity issues.

Learning to improve
AXA employees work with their direct manager to maintain and acquire the skills needed to meet company objectives as well as their own career goals. The annual performance review is one of the keys to this process, since it includes a formal discussion of individual training and development needs. Managers set up a training plan with each of their employees.

In 2004, more than half of all AXA employees, sales and non-sales staff alike, completed at least one training course. On average, each sales associate received 3.4 days of training, and each non-sales associate received 1.8 days of training during the year.

Employee Scope
In 1993, AXA began administering Scope, a survey designed to measure employee morale. In 2004, more than 65,000 employees completed and returned questionnaires-81 percent of the total number sent out. Thanks to this high response rate, Scope findings are considered to be a highly reliable indicator of how employees perceive the AXA organization. In the interest of tracking changes in the global level of employee satisfaction, AXA has devised a key performance indicator defined as the arithmetic mean of the scores received for all Scope questions for all AXA Group companies. In 2004, the score was 38 points, a 2-point improvement over 2003.

Scope results are analyzed in detail –some 2,400 feedback groups were set up for this purpose in 2004– and serve as the basis for local action plans. Since 2004, the AXA Group Executive Committee monitors the effective implementation of local action plans, which attests to the growing importance of Scope.

Human resources data for 2004
At year-end 2004, the AXA Group had approximatively 90,0001 employees, of whom 65 percent were based in Europe. This staffing level, little changed overall versus 2003, and reflects an increase in North America (following the integration of former MONY employees), a slight increase in Asia (mostly India and Indonesia) and declined in Europe.

The decrease in the number of exclusive sales associates, from 23,033 in 2003 to 22,191 in 2004, is mainly due to two factors: the more stringent selection criteria adopted in the United States regarding distribution network and, in Asia, the change in status of a number of sales associates, from tied agent to broker.

Voluntary attrition among non-sales staff was 8 percent in 2004, a reasonable rate. For sales personnel, the percentage was nearly 22 percent.

(1) Human resources data is expressed in number of people and consolidation methodology is not taken into account.

2004 SOCIAL DATA	Compared to 2003 data corrected against modified definitions used in 2004

	2004 Perimeter	Change	2003 Perimeter

STAFFING LEVEL - December 31
Non-sales staff	74,463	(0.9%)	75,119
– Senior managers	2,111	(5.6%)	2,236
Men	81%		79%
Women	19%		21%
– Managers	16,837	0.5%	16,751
Men	61%		62%
Women	39%		38%
– Employees	55,515	(1.1%)	56,132
Men	40%		40%
Women	60%		60%
Sales staff	15,464	(1.4%)	15,681
Men	59%		61%
Women	41%		39%
WORKFORCE	89,927	(1.0%)	90,800
Tied agents	22,191	(3.7%)	23,033
Men	80%		79%
Women	20%		21%
TOTAL WORKFORCE	112,118	(1.5%)	113,833
Men	54.4%		54.8%
Women	45.6%		45.2%
Average age of employees	40		40
Non-sales force	40		40
Sales force	42		40
Average length of service
Non-sales force	12.7		12.4
Sales force	7.9		8.0
Temporary employees (non-sales force)	3,715	(0.5%)	3,733
Employees with disabilities	1,012	(3.4%)	1,048

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2004 SOCIAL DATA	Compared to 2003 data corrected against modified definitions used in 2004

	2004 Perimeter	Change	2003 Perimeter

COMPENSATION
Total payroll in euros (all employees)	4,688,006,022	6.7%	4,395,536,622
Variable / total compensation ratio	16%		16%
Number of employees holding stock options	3,690	16.4%	3,169

CHANGES IN STAFFING LEVEL
Non-sales force
External recruitment (open-ended employment contracts)	7,501	29.2%	5,805
Fixed-term employment contracts transformed into open-ended contracts	983		733
Departures	10,353	2.3%	10,117
of which dismissals	24.6%		28.4%
of which resignations	57.8%		51.0%
other (retirements...)	17.6%		20.6%
Net number of new jobs created during the year (external recruitment
+ fixed-term contracts transformed into open-ended contracts - departures)	(1,869)		(3,579)
Voluntary turnover	8.01%		N/D
Sales force
External recruitment (open-ended employment contracts)	4,027	(10.5%)	4,497
Fixed-term employment contracts transformed into open-ended contracts	70		0
Departures	4,106	(8.0%)	4,465
of which dismissals	13.6%		43.1%
of which resignations	82.3%		54.0%
other (retirements...)	4.2%		2.8%
Net number of new jobs created during the year (external recruitment
+ fixed-term contracts transformed into open-ended contracts - departures)	(10)		31
Voluntary turnover	21.72%		N/A

2004 SOCIAL DATA	Compared to 2003 data corrected against modified definitions used in 2004

	2004 Perimeter	2003 Perimeter

TRAINING
Average number of days spent in training per employee
Non-sales force	1.8 (1)	2 (3)
Sales force	3.4	6 (4)
% of employees who participated in at least one training program during the year
Non-sales force	55% (1)	63% (3)
Sales force	51%	60% (4)

WORKWEEK - ABSENTEEISM
Average number of days worked per annum (legal/contractual)	229	226
Average number of hours worked per week
(non-sales force, employees)	36	34
% workforce working part-time (not including salaried sales force)	11.0%	10.8%
Rate of absenteeism - all employees
Non-sales force (a)	4.9% (2)	4.6% (5)
of which, due to illness	77%	80%
of which, due to a workplace accident	1%	2%
of which, due to maternity leave	21%	19%
Sales force (b)	2.9%	3.2%

(a)	2004 calculation is based on average FTE, 2003 calculation is based on average headcount on December 31.
(b)	2004 and 2003 calculations are based on average headcount on December 31.
(1)	Basis of calculation: 90% of the Group non-sales staff.
(2)	Basis of calculation: 78% of the Group non-sales staff.
(3)	Basis of calculation: 86% of the Group non-sales staff.
(4)	Basis of calculation: 60% of the Group sales staff.
(5)	Basis of calculation: 77% of the Group non-sales staff.

AXA and its shareholders

AXA’s commitments to shareholders

  Operating performance that ranks among the best in the industry.
  Effective corporate governance.
  Full and complete financial information.

For a detailed description of how these commitments translate into practice, see the introduction.

AXA and its suppliers

Challenges
 By maintaining an ongoing dialogue with its suppliers, AXA’s aim is to select product vendors and service providers not only on the basis of the usual cost/benefit considerations, but also with the aim of establishing lasting relationships with them. Today, AXA spends a total of 3.9 billion euros globally to procure information technologies and general resources, and an additional 10 billion euros for insurance related services. Given the magnitude of this outlay, AXA is a significant economic agent and intends to abide by the highest standards of responsible spending.

AXA’s commitments to suppliers

  Maintaining quality relationships by adhering to a clearly defined code of purchasing conduct, promoting ongoing dialogue and respecting the terms of payment.
  Encouraging our suppliers to be socially and environmentally responsible.

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Recent developments

The importance of dialogue
 Ongoing dialogue is the key to strong relationships with suppliers. It increases the likelihood that issues can be dealt with before they become full-blown problems, and also fosters a global approach to related services. The decision to establish a Key Suppliers Account Manager (KSAM) program supports this dual aim. Today, this program covers around twenty of AXA’s largest suppliers, which together account for 33 percent of all Group purchases. By globalizing rather than centralizing the procurement function, AXA aims at optimizing procedures and costs.

Code of conduct
In addition, AXA expects its employees to behave in accordance to its code of conduct in their contacts with suppliers. A special code of conduct that spells out AXA’s expectations with respect to its buyers has been signed by all members of the Group Procurement Department. It is also distributed to local procurement units, where individual buyers are asked to sign it and adhere to its contents. It covers the following main topics:

  Fairness and competitive bidding.
  Objectivity and neutrality.
  Disclosure and confidentiality.
  Transparency and traceability.

New screening tools
A number of new tools are currently being developed. Once completed, tested and adjusted, they should take AXA once step further toward its goal of fully implementing the Group’s commitments to sustainable development. A clause relating to compliance by AXA’s supplier and its own affiliates with the ILO’s (International Labor Organization) four Fundamental Principles and Rights at Work, regarding freedom of association and the elimination of forced labor, child labor and discrimination, is currently being tested.

AXA and the Community

Challenges
Because AXA extends financial protection to people, enterprises and local governments, it is at the heart of the communities in which the Group does business. This close and constant interaction with civil society bestows both rights and responsibilities on AXA: the duty to act responsibly, participate actively in the community, promote philanthropic endeavors, and share our expertise, especially in the area of prevention.

AXA’s commitment to the community is a natural extension of its core business, which involves protecting people, businesses and wealth. The AXA Group has a formal policy of corporate philanthropy, based on three key concepts: volunteer work, community philanthropy and cultural heritage philanthropy.

Commitments
Our commitments to the community:

  Developping philanthropic initiatives that are related to our core business
  Sharing our expertise with the community, particularly in the area of prevention.

Recent developments

AXA Hearts in Action: volunteer work
The desire of AXA employees to get involved in the community dovetails with our conviction that the twin underpinnings of all social relationships are support and interaction. AXA Hearts in Action, founded in 1991, serves as a bridge between the need for human and financial resources on the part of community outreach organizations and the desire on the part of AXA employees to lend a hand. Every year, nearly 18,000 AXA employees around the world volunteer their skills, their time and their generosity to initiatives that reach out to people who are disadvantaged, disabled or excluded from the mainstream of society. Around the world, AXA offers support of many kinds to its volunteer employees –in the form of equipment, logistics or grants– for well-defined projects.

Once every four years, AXA Hearts in Action volunteers from around the world organize an international event. In 2004, the AXA Challenge International was devoted to a single theme –sports and disability– for the first time.

Community philanthropy: education...
In addition to the individual or collective involvement of its own employees, AXA also participates in the community by providing financial aid for education and prevention. In the United States, for example, where college tuition costs are rising three times faster than inflation, the AXA Foundation helps to pay for post-secondary education through scholarships. The AXA Achievementsm Scholarship Program concentrates AXA Financial’s sponsorship efforts on a single cause. The objective of AXA Achievementsm is to offer college scholarships to deserving young people who distinguish themselves not only in the classroom but also in their local communities.

One of the major contributions to education in 2004 was the sponsorship of the China European International Business School (CEIBS), one of Asia’s top business schools, which was set up with the help of the European Union. AXA also endowed the AXA-HEC international management chair at Tsinghua-SEM (School of Economic Management).

… and prevention
In other countries, the focus is on preventing accidents. AXA Prévention is a French non-profit organization that seeks to promote responsible behavior through annual nationwide information campaigns that are extended through local initiatives. In 2004, AXA Prévention ran a radio campaign encouraging young drivers to improve their road skills through additional training. Today, one of France’s top priorities is to reduce road accidents among young drivers, who are disproportionately involved in driving-related casualties.

AXA Prévention barometer
The AXA Prévention–TNS Sofres survey created in 2004 will help the organization to better target its initiatives, particularly those for young people. After the French government took measures aimed at more stringent enforcement of rules of the road, AXA Prévention sought to ascertain whether or not drivers had changed their behavior behind the wheel. In fact, while 55 percent of those surveyed claimed to have changed, and 74 percent said they were in favor of stricter enforcement, a cross-analysis of this data with actual practice revealed the existence of a gap between words and deeds.

Cultural and heritage philanthropy
AXA’s commitment to protecting the world’s heritage and cultural treasures is a natural extension of its core financial protection business, which involves not only protecting the assets of individuals and businesses, but also developing and passing on their accumulated wealth. The aim of every initiative undertaken in this area is to preserve or restore works of art, build up national museum collections, or expose a wider public audience to art and culture. AXA’s subsidiaries in several countries have developed partnerships with major local museums. In France, the AXA Group donated a work of art from the Dogon country in Mali to the public. The wooden statue is considered to be a masterpiece of African art. The work’s size (almost two meters high), beauty and age (tenth or eleventh century) make it a truly remarkable piece. It will be exhibited at the Musée du Quai Branly, which is scheduled to open in 2006 with works representing the art and civilization of Africa, Asia, Oceania and the Americas.

AXA IM: an investor in the social economy
In 2004, AXA IM responded to a call for capital by SIFA (Société d’Investissement France Active), investing 150,000 euros in the organization. Today, AXA IM is the thirteenth largest institutional investor lending its financial supporting to SIFA, out of a total of 92. Founded in 1991, SIFA is a social economy investment firm whose business purpose is to make equity investments in businesses that create jobs, in particular for individuals who live on the margins of society. Thanks to SIFA’s efforts, nearly 10,000 jobs have been durably created or safeguarded in recent years.

AXA and the environment

Challenges
 Protecting the environment has become one of our most critical obligations to future generations. AXA has adapted its organization and its underwriting policy to meet the needs of its clients for environmental risk coverage. At the same time, efforts are being made by AXA to gradually improve its own environmental record.

As a provider of services, AXA does not contribute directly to serious environmental pollution. Nevertheless, the Group could play a significant role in protecting the environment through its environmental insurance business and the quality of its underwriting policy in this area. Similarly, AXA’s own investment policy seeks to minimize risk through optimal asset allocation, which could serve to encourage responsible environmental practice. This is the case when it comes to SRI investments (AXA IM) and some of Alliance Capital’s ethical funds, which screen potential investments on the basis of environmental criteria.

Today, the global stakes in this domain are very high. Consequently, regardless of their personal ecological imprint, it is the responsibility of everyone –individuals, corporations and local governments– to help reduce environmental impairment. In addition to saving the planet, these efforts can also reduce the cost of doing business. To this end, AXA has taken steps to implement an environmental management system for its own operating facilities.

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AXA’s commitments with respect to the environment

  Offering its clients the benefit of its expertise in environmental risks.
  Improving its own environmental record.

Recent developments

Environmental impact coverage
Through its subsidiary AXA Corporate Solutions, AXA has been offering sophisticated global risk coverage for several years. While large corporations have generally already integrated the environmental factor into their risk management framework, most small- and mid-sized businesses have not. Faced with increasing pressure from regulators and growing awareness of environmental issues on the part of the public, however, these businesses are gradually moving toward the development of sound environmental practices. On August 1, 2004, AXA France introduced a new environmental product for this market segment, which includes three types of commercial insurance: third-party environmental impact liability, protection against losses to property, and business interruption coverage.

AXA’s environmental scorecard
Gradually, environmentally sound management of operating facilities is becoming a formal policy for AXA companies worldwide. In 2004, Spain, Italy and the United Kingdom joined Belgium and France in the environmental reporting process, which serves as the basis for identifying environmental improvement targets for each operating facility. AXA has developed a grid of relevant indicators for its business and designed a web-based data gathering tool.

AXA REIM in France finalizes on its Environmental Guidelines
AXA Real Estate Investment Managers (AXA REIM) is the AXA IM subsidiary specialized in real-estate asset management. With operations in seven European countries, it manages office and residential properties on behalf of the AXA subsidiaries that own them as well as for third-party clients. AXA REIM in France recently assessed its property portfolio against the French environmental high quality standard HQE.

Once this step was completed, company management devised a pilot set of written environmental standards that comply with the HQE standard, which its general contractors and building maintenance firms will be required to meet.

As an extension of this project, AXA REIM France tested the HQE certification process for commercial real estate on a 60,000 square-meter office construction project in the Greater Paris Area. In addition to meeting environmental standards, this project will also have to demonstrate its compatibility with the financial constraints of the investing clients. This practice is expected to lead to an environmental reporting system for real-estate assets, based on that developed for AXA’s administrative facilities, as the guidelines are implemented.

Environmental Data for 2004
For the five countries that participated in the environmental reporting process for 2004, the initial findings show significant variations. The ratio of water and energy consumption to number of users varies significantly within the sample. For Belgium and France, two countries whose data can be compared against last year’s findings, global energy consumption rose significantly but by less than ten percent. Conversely, efforts to reduce the use of office consumables, notably “paper and printouts”, paid off thanks to the rollout of new data processing methods (reduction in list printouts of 71.5% in Belgium and 88% in France), despite an increase in paper consumption.

The trend in waste recycling is down, suggesting the need to step up the action plans initiated in 2004 as well as to set specific targets to encourage the sorting of paper and office consumables.

Similarly, by analyzing various local processes and encourag-ing the development of synergies, the performance gaps from one country to the next will narrow over the longer term.

The consolidation of transportation consumptions proved difficult given the diversity of the data provided by local facilities. Therefore, the results cannot be used for global consolidation purposes. However, they can be used to identify underlying trends and measures that can be taken to improve AXA’s environmental management scorecard.

	Indicator	Unit	France 2004	France 2003(a)	Belgium 2004	Belgium 2003(a)

General data	Number of employees on site	nb of people	18,275	17,813	4,789	5,230
Water	Potable water consumption	cubic meters	206,714	206,686	71,294	72,997
	Water consumption per person	cubic meters/
	on site(f)	personne	12.94	11.69	16.87	14.61
Power	Global electricity consumption	kWh	79,182,469	82,784,504	27,657,046	26,837,925
	out of which: electricity consumption
	FOR urban district heating	kWh	8,849,918	7,575,912	9,523	8,315
	out of which: electricity consumption
	FOR urban district refrigeration	kWh	6,876,312	11,715,430	–	–
	Global gas consumption	kWh	25,794,702	25,959,366	19,233,398	16,607,536
	Global heating oil consumption	kWh	688,864	1,059,455	–	302,400
	Global energy consumption	kWh	98,534,143	106,649,069	46,890,444	43,747,861
	Total power consumption per
	person at facility(f)	kWh	6,160.92	6,047.30	11,025.23	8,364.79
Raw materials	Paper consumption	Tons	2,308.25	2,013	1,040	991
and consumables	Computer print-out consumption	Tons	5	42	199	701
	Quantity of paper consumed
	(paper + print outs)	Tons	2,163.25	2,052	1,239	1,692
	Out of which paper and print-outs
	using recycled paper	Units	10	59	–	–
	Out of which paper and print-outs
	chlorine-free bleached paper	Tons	208.55	269	–	–
	Use of paper from sources under
	sustainable timber management	Tons	yes by 73.33%	yes by 67.5%	no	no
	Quantity of paper (paper and computer
	printouts) consumed per person on site	Tons/person	0.19	0.13	0.29	0.63
	Office supplies (toner, cartridges)	Units	10,661	11,887	7,755	7,767
Waste	Waste not separated for recycling	cubic meters	29,869	22,762	4,359	2,981
	Paper separated for recycling
	(excluding cardboard)	m3	2,807	5,673	5,166	3,588
	Office supplies (cartridges, toner)
	separated for recycling	Units	14,610	36,393	1,825	6,000
	Recovered batteries	kg	2,933	3,612	–	–
	Recovered fluorescent tubes (neons)	Units	15,027	21,150	1,704	14,900
	Glass separated for recycling	kg	44,973	47,873	35,400	35,400
	Restaurant waste	cubic meters	6,852	5,283	552	528
	Electronic & computer equipment donated	Units	651	521	136	354
	Electronic & computer equipment resold	Units	9,225	6,033	803	1,531
	Electronic & computer equipment
	reprocessed by a specialized company	Units	12,725	12,572	1,898	2,776
Transportation	Home/Workplace commute	Roundtrip in Pkm	142,309,964 (c)	138,712,534	22,408,629	23,783,119
	Business travel by air and rail	Pkm	21,474,336 (d)	55,816,952	–	–
CO2 emissions	Home/Workplace commute	Tons	11,033 (c)	10,754	2,962	3,143
resulting from (e)	Business travel by air and rail	Tons	1,407	5,081	–	–

(a)	The data for 2003 may vary from those disclosed in the previous environmental report due to new consolidation rules. Using a constant perimeter, the data will be more easily compared with the coming reports.
(b)	Combined boiler using either gas either heating oil.
(c)	Estimations following the number of employees’ variation.
(d)	The number of business travels felt by 71% by air and by 59% by rail while the number of visio-and phone-conferences keep increasing.
(e)	Estimations indexed on the same emission rates as in 2003.
(f)	Please refer to page 74 regarding the ratio calculation.

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	Indicator	Unit	England 2004	Spain 2004	Italy 2004

General data	Number of employees on site	nb of people	7,090	2,548	892
Water	Potable water consumption	cubic meters	49,053.21	11,322	25,342
	Water consumption per person	cubic meters/
	on site(f)	personne	6.92	6.15	28.42
Power	Global electricity consumption	kWh	29,517,920	7,953,894	3,504,818
	out of which: electricity consumption
	FOR urban district heating	kWh	–	–	–
	out of which: electricity consumption
	FOR urban district refrigeration	kWh	–	–	–
	Global gas consumption	kWh	18,310,605	111,864	–
	Global heating oil consumption	kWh	–	31,994	2,231,519
	Global energy consumption	kWh	47,828,525	3,423,038	5,736,337
	Total power consumption per person at facility(f)	kWh	6,745.91	4,539.84	6,432.67
Raw materials	Paper consumption	Tons	1,098.40	210	51.10
and consumables	Computer print-out consumption	Tons	10.40	122	1.20
	Quantity of paper consumed (paper + print outs)	Tons	835.80	332	52.30
	Out of which paper and print-outs using recycled paper	Units	–	–	–
	Out of which paper and print-outs
	using chlorine-free bleached paper	Tons	1,098	210	51.10
	Use of paper from sources under
	sustainable timber management?	Tons	yes by 83.33%	no	yes by 100%
	Quantity of paper (paper and computer print-outs)
	consumed per person on site	Tons/pers.	0.21	0,.17	0.06
	Office supplies purchased (toner, cartridges)	Units	108,228	4,768	3,469
Waste	Waste not separated for recycling	cubic meters	2,179	1,491	1,695
	Paper separated for recycling (excluding cardboard)	cubic meters	38,210	40	36.50
	Office supplies (cartridges, toner) separated for recycling	Units	56,668	4,768	3,469
	Recovered batteries	kg	–	320	30
	Recovered fluorescent tubes (neons)	Units	1,200	1,900	1,113
	Glass separated for recycling	kg	–	–	–
	Restaurant waste	cubic meters	–	455	–
	Electronic & computer equipment donated	Units	–	–	14
	Electronic & computer equipment resold	Units	–	–	56
	Electronic & computer equipment reprocessed
	by a specialized company	Units	10	–	1,335
Transportation	Home/Workplace commute	Roundtrip in Pkm	The data gathered could not be consolidated
	Business travel by air and rail	Pkm		at the corporate level
CO2 emissions	Home/Workplace commute	Tons	–	–	–
resulting from: (e)	Business travel by air and rail	Tons	–	–	–

(a)	The data for 2003 may vary from those disclosed in the previous environmental report due to new consolidation rules. Using a constant perimeter, the data will be more easily compared with the coming reports.
(b)	Combined boiler using either gas either heating oil.
(c)	Estimations following the number of employees’ variation.
(d)	The number of business travels felt by 71% by air and by 59% by rail while the number of visio-and phone-conferences keep increasing.
(e)	Estimations indexed on the same emission rates as in 2003.
(f)	Please refer to page 74 regarding the ratio calculation.

AXA’s International
     Commitments

Aware of the importance of striking a sustainable balance between the demands of economic, social and environmental performance for long-term development of business, AXA participates in the biggest global initiatives and has signed the significant related instruments.

In 2002, AXA joined the UNEP (United Nations Environmental Programme) Finance Initiative, a global pact with institutions in the financial sector in the area of social and environmental responsibility. In February 2003, AXA signed the Global Compact initiated by the Secretary General of the United Nations, pursuant to which signatories commits to supporting ten universal principles related to labor, human rights, the environment and the fight against corruption. AXA joined the Carbon Disclosure Project (environmental risk management for investors) in 2003.

AXA supports the Carbon Disclosure Project

As a major institutional investor, AXA must constantly weigh the impacts of risks and opportunities related to global warming on the portfolios it manages. This is why AXA supports the Carbon Disclosure Project. Today, it is widely acknowledged that greenhouse gas emissions have an impact on climate change. Founded by the Rockefeller Philanthropy Advisors, the project involves surveying the world’s 500 largest corporations (based on market capitalization) to gain a better understanding of corporate policy with respect to CO2 emissions. The findings are disclosed to institutional investors that have signed a global request for this disclosure.

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Sustainable Development

     Organization

In 2001, AXA set up a Sustainable Development department with reporting ties to the head of Corporate Communications and Brand. The department is responsible for defining policy and coordinating its implementation by Group subsidiaries. It works through a network of local correspondents, and also draws support from area experts, such as HR experts for employment issues, and AXA Cessions’ emerging risks and sustainable development unit, which is currently responsible for raising awareness of sustainable development issues in the insurance business.

Developing indicators and using benchmarks

The discussion and planning phase that began in 2002 led in 2003 to the development of a common set of formal commitments, which are gradually being implemented by AXA subsidiaries worldwide.

Monitoring and performance measurement are difficult issues given the absence of a recognized international standard in terms of indicators. The United Nations’ Global Reporting Initiative (GRI), in collaboration with the UN’s Global Compact, is an attempt to harmonize the collection and consolidation of corporate sustainable development data by defining parameters and guidelines for sustainability reporting. The decree implementing the French NRE Act of 2001 and the Global Compact serve as benchmarks for developing the Group’s social and environmental indicators. The main difficulty in terms of application stems from the fact that it was initially conceived as a single, general international standard to be adopted worldwide, and therefore does not capture cultural or industry-specific factors. The standard is currently being revised so that issues of concern to a particular industry –such as financial services– can be adequately taken into account.

Attempts to set up indicators also run into obstacles due to local regulations and terminology. For example, what is covered by the term “recycled paper” differs substantially from one country to the next. Indeed, numerous different standards exist—even within Europe.

Setting up an information system

AXA has devised its own web-based system for gathering and consolidating sustainable development data –the ResponsibilityWeb. The site was upgraded in 2004 to improve data traceability and consolidation. However, due to the current lack of uniformity between local standards and differences in terminology, indicators need to be specified for each country.

HR indicators benefit from the strength of the Group’s human resources network, which has been managing the Scope employee satisfaction survey since 1993. Environmental data is collected using a more recently established network, which is gradually being strengthened as the scope of reporting on the environmental management of AXA’s operating facilities is enlarged.

Social Ratings

Inclusion of AXA in principal Ethical Indicators

ASPI EUROZONE	yes
FTSE 4 Good	yes
DJSI STOXX et World	no

  ASPI EUROZONE : rating by Vigeo is used to determine the inclusion in the ASPI EUROZONE index.
  FTSE 4Good : inclusion in the FTSE4 Good index is decided on by its scientific committee based on the qualitative analysis made by its partners Eiris/Ethifinance.
  DJSI World and STOXX: SAM analysis is used to determine the inclusion in the Dow Jones Sustainibility Index (DJSI). The 20 best performances of each industry are included in the DJSI World or the DJSI STOXX (Europe).

AXA’s Corporate Social Responsibility profile: Quantitative ratings

Rating by Innovest:
Innovest Strategic Value Advisors analyzes relative corporate performance on intangible value drivers related to the strength and sustainability of companies’ competitive advantage.

Rating by Vigeo:
AXA’s performance is assessed by Vigeo through its rating process proposed to investors.

By assessing differentials typically not identified by traditional securities analysis, it uncovers hidden risks and value potential for investors.

AXA

Country	FRANCE
Industrial sector	Insurance – Europe
Combined IVA Rating	A
Sub-Factors	(scale from 0 to 10)
Strategic Governance	6,0
Human Capital	6,9
Environment	6,0
Stakeholder Capital	5,3

AXA

Criteria	Rating	Score
(min. – / max. ++)	2005/01	2005/01

Human Resources	+	68
Environment	+	61
Customers & Suppliers	+	59
Corporate Governance	=	47
Community Involvement	+	73
Human Rights	+	67

Score scaling: 0 to 100.

Rating by SAM:
The scores reflect the company's performance across economic, environmental and social criteria. Each dimension is itself a compound of criteria and has a different weighting in the total score. This total is to be compared to the industry average. The values for the total score, the dimension and the criteria scores are on a scale from 0 to 100%.

Scores	AXA	Industry average	Lowest score DJSI World	Lowest score DJSI STOXX

TOTAL	50	40	53	53
Dimension Scores
Economic	55	43	49	53
Environmental	36	33	32	39
Social	54	42	47	52

SUSTAINABLE DEVELOPMENT 79

O3

Introduction	82	Asset Management Segment	94

Life & Savings Segment	84	Other Financial Services Segment	96

Property & Casualty Segment	89	Insurance-related Invested Assets	97

International Insurance Segment	92	Property & Casualty Claims Reserves	103

[	Description of business

Introduction

The Company is the holding company for AXA, a worldwide leader in financial protection. Based on available information at December 31, 2004, AXA was one of the world’s largest insurance groups, with consolidated gross revenues of €72.2 billion for the year ended December 31, 2004. AXA is also one of the world’s largest asset managers, with total assets under management as at December 31, 2004 of €868.6 billion, including assets managed on behalf of third party clients in an aggregate amount of €445.9 billion. Based on available information at December 31, 2003 and taking into account banking companies engaged in the asset management business, AXA was the world’s 7th largest asset manager1 including, with total assets under management of €774.6 billion. AXA operates primarily in Western Europe, North America, the Asia Pacific region and, to a lesser extent, in other regions including in particular the Middle East and Africa. AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance (including reinsurance), Asset Management, and Other Financial Services. In addition, various holding companies within the AXA Group conduct certain non-operating activities.

The tables below summarize certain key financial data by segment for the periods and as at the dates indicated.

CONSOLIDATED GROSS PREMIUMS AND NET INCOMES				(in euro millions, except percentages)

	Years ended December 31,
	2004		2003		2002

Consolidated gross premiums and financial
services revenues
Life & Savings (a)	47,063	65%	46,799	65%	48,586	65%
Property & Casualty	17,852	25%	17,098	24%	15,948	21%
International Insurance	3,371	5%	3,972	6%	5,762	8%
Asset management	3,087	4%	2,922	4%	3,411	5%
Other financial services	791	1%	836	1%	1,020	1%
CONSOLIDATED GROSS PREMIUMS AND
FINANCIAL SERVICES REVENUES	72,164	100%	71,628	100%	74,727	100%
Adjusted earnings (b)
Life & Savings	1,727	52%	898	49%	1,367	80%
Property & Casualty	1,035	31%	519	28%	93	5%
International Insurance	238	7%	147	8%	(149)	(9%)
Asset management	318	10%	148	8%	258	15%
Other financial services	26	1%	126	7%	133	8%
ADJUSTED EARNINGS FROM OPERATING
SEGMENTS	3,343	100%	1,838	100%	1,701	100%
Holdings companies	(442)		(388)		(344)
ADJUSTED EARNINGS	2,901		1,450		1,357
Impact of exceptional operations	267		148		235
Goodwill amortization	(649)		(593)		(643)
NET INCOME	2,519		1,005		949

(a)	Gross premiums received from policyholders in respect of Life & Savings products which are classified as “universal life” or “investment contracts” (including assets backing contracts with financial risk borne by policyholders (unit-linked)) for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for costs of insurance, administration, investment management, etc, are recorded as revenue.
(b)	Adjusted earnings represent net income before the impact of exceptional operations and amortization of goodwill. Adjusted earnings are a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that this information may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.
1.	Based on 2003 assets under management.

The table below sets forth the total assets managed by AXA’s entities, including assets managed on behalf of third parties:

AXA’S TOTAL ASSETS UNDER MANAGEMENT	(in euro millions)

	At December 31,
	2004	2003	2002

AXA (general account assets)	308,914	281,328	275,531
Assets with financial risk borned by policyholders (unit-linked)	113,786	101,002	90,458

Subtotal	422,700	382,330	365,989

Managed on behalf of third parties	445,923	392,305	375,567

TOTAL	868,623	774,635	741,556

The table below sets forth AXA’s consolidated gross premiums and financial revenues by segment for each of its major geographic markets for the years indicated:

BREAKDOWN OF AXA’S GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

	Years ended December 31,
	2004		2003		2002
	Segment	Market	Segment	Market	Segment	Market
	contribution	contribution	contribution	contribution	contribution	contribution
	(%)	to total	(%)	to total	(%)	to total
	Segment (%)			Segment (%)	Segment (%)

Total gross premiums and financial services
revenues (in euro millions)	72,164		71,628		74,727
Life & Savings	65%		65%		65%
France		25%		23%		21%
United States		27%		29%		26%
United Kingdom		13%		12%		17%
Japan		12%		13%		13%
Germany		7%		7%		6%
Belgium		5%		4%		3%
Southern Europe (a)		3%		3%		3%
Other countries (a)		7%		8%		9%
Property & Casualty	25%		24%		21%
France		27%		27%		27%
Germany		16%		17%		18%
United Kingdom (including Ireland)		25%		25%		21%
Belgium		8%		8%		9%
Southern Europe (a)		16%		15%		15%
Other countries (a)		8%		8%		10%
International Insurance	5%		6%		8%
AXA RE (b)		31%		48%		60%
AXA Corporate Solutions Assurance		45%		39%		31%
AXA Cessions		3%		2%		2%
AXA Assistance		14%		10%		7%
Others (b)		7%		0%		1%
Asset Management	4%		4%		5%
Alliance Capital		75%		79%		81%
AXA Investment Managers		25%		21%		19%
Other Financial Services	1%		1%		1%
French banks		19%		17%		13%
German banks		7%		15%		12%
AXA Bank Belgium		73%		64%		70%
Others		1%		4%		5%

(a)	Starting January 1st, 2004, Italy , Spain and Portugal activities (previously reported under “Other countries”) are now reported as one geographical region named “Southern Europe”.
(b)	in 2004, transfert of AXA RE US entities from AXA RE segment to “Other International Activities” reported in “Others”.

DESCRIPTION OF BUSINESS 83

[	Description of business

Life & Savings Segment

AXA’s Life & Savings segment offers a broad range of life insurance products including retirement and life products as well as health insurance products for individuals and companies, with an emphasis on savings-related products including assets with financial risk carried by policyholders (unit-linked) products. The Life & Savings Segment accounted for €47.1 billion or 65% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2004 (2003: €46.8 billion or 65% respectively).

The table below summarizes AXA’s Life & Savings gross premiums and gross insurance liabilities by geographic region for the periods and as at the dates indicated:

LIFE & SAVINGS SEGMENT					(in euro millions, except percentages)

	Gross premiums and financial services revenues
	Years ended December 31,						Gross insurance
	2004		2003		2002		liabilities at
			Pro forma	As published	Pro forma	As published

France	25%	11,893	10,882	10,882	10,423	10,423	87,862

United States	27%	12,880	13,732	13,732	12,726	12,726	87,925

Japan	12%	5,526	6,078	6,078	6,428	6,428	26,307

United Kindom (a)	13%	6,309	5,831	5,831	7,228	8,362	67,603

Germany	7%	3,499	3,428	3,428	3,140	3,140	28,461

Belgium	5%	2,203	2,050	2,050	1,629	1,629	14,330

Southern Europe (b)	3%	1,364	1,182	–	1,515	–	7,600

Others (b)	7%	3,389	3,615	4,798	4,362	5,877	21,797

Australia and New Zealand	3%	1,496	1,697	1,697	2,018	2,018	9,583

Hong Kong	2%	751	791	791	936	936	3,560

TOTAL	100%	47,063	46,799	46,799	47,452	48,586	341,886

Represented by:

Gross premiums written	–	46,242	46,286	46,286	46,939	48,048	–

Others revenues (c)	–	821	513	513	512	539	–

(a)	Since FY 2003, UK Health business has been tranfered to UK Property & Casualty segment. Consequently FY 2002 has been restated excluding UK Health business.
(b)	Starting January 1st, 2004, Italy, Spain and Portugal activities (previously reported under “Other countries”) are now reported as one geographical region named “Southern Europe”.
(c)	Includes revenues from other activities (commissions and related fees associated with the management of AXA’s general account assets and mutual funds sales).

Market

In 2004, the European, US and Japanese markets continue to grow mainly due to stronger financial markets and a rising demand for insurance and investment products especially unit linked type products in most countries where AXA operates.

France experienced mixed results in 2004 mainly due to a delay in the effectiveness of the new regulation on PERP/PERE affecting pension-relating products which delayed the launchering of new products in that business.

In United States, investors responded favorably to a second year of positive returns in the U.S. equity markets with continued net inflows to long-term mutual funds and increased sales of equity linked insurance products.

The Japanese insurance market experienced growth for the first time after a 6-year decline in paticular, with respect to in individual annuity products sold through the bancassurance agreements.

Germany, the financial markets continued to recover as volatility declined. A retirement earnings law (“Alterseinkünftegesetz”) came into effect January 1, 2005. It changes the taxation of and thus will change the demand for pension product.

In the United Kingdom, the principal growth area was group pensions. During the second half of 2004 companies began the process of positioning themselves to exploit opportunities in the run up to Pensions Simplification A-Day in April 2006.

In each of its principal markets, AXA operates through well- established life insurance companies. AXA’s principal life insurance subsidiaries are set out below:

-	Europe:		-	North America:
	France:	AXA France Vie,		United States:	AXA Equitable Life Insurance Company “AXA Financial” and its insurance and distribution subsidiaries and affiliates, MONY Life Insurance company “MONY Life”.
	United Kingdom:	AXA Life Plc,
	Germany:	AXA Lebensversicherung AG,
AXA Krankenversicherung AG,
	Belgium:	AXA Belgium SA.
	Southern Europe:		-	Asia / Pacific region:
	Italy:	AXA Assicurazioni e Investimenti;AXA Interlife,		Japan:	AXA life Insurance Co. and AXA Group Life Insurance.
	Spain:	AXA Aurora Vida;AXA Aurora Iberica,
	Portugal	AXA Seguros Portugal.

Information on market trends in countries where AXA operates is presented in the introduction of the Management Report.

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross premiums in 2003, along with AXA’s ranking (by market share).

LIFE & SAVINGS SEGMENT

	Based on worldwide gross life insurance premiums in 2003
	Country Statistics (a)		AXA (b)
	Ranking	% premiums written	Ranking	Market share

United States	1	29%	3	7% (c)
Japan	2	22%	12	3%
United Kingdom	3	10%	6 (d)	5%
France	4	6%	3	9%
Germany	5	5%	7	4%
Belgium	15	1%	4	12%
Southern Europe (e)	–	6%	–	–

(a)	Source: Swiss Re, Sigma report 2004 “World insurance in 2003”.
(b)	In general, based on 2003 market data for each specific country or an estimate for 2004.
(c)	Relates to the variable annuity products (September 2004 data).
(d)	Based on annualized new business premium equivalent (regular premiums plus one-tenth of new business single premiums).
(e)	Southern Europe: In 2004, AXA ranking and market share are respectively: in Spain 10 with 2.2% and Portugal 7 with 2.6%. In 2003, in Italy 16 with 1%.

In addition to the principal markets discussed above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Switzerland and Turkey), Morocco, Canada, Australia, New Zealand, Hong Kong, Singapore, and China, as well as other countries in Asia Pacific region, the Middle East and Africa. The products offered in these markets are offered through various distribution channels, including general agents, salaried sales forces, bank networks, financial advisers and brokers.

Competition

The nature and level of competition vary among the countries in which AXA operates. There is strong competition among companies for all the types of individual and group Life & Savings products sold by AXA. Many other insurance companies offer one or more products similar to those offered by AXA, in some cases using similar marketing techniques. In addition, AXA still competes with banks, mutual funds, investment advisers and other financial institutions for sales of savings-related investment products and, to a lesser extent, life insurance products.

The principal competitive factors affecting the Life & Savings segment’s business include:

  Price,
  Ratings for an insurer’s financial strength and claims-paying ability (at December 31, 2004, main Life & Savings entities of AXA Group were rated AA by Fitch Ratings, AA– by Standard & Poor’s and Aa3 by Moody’s), which enable them to account for the best ratings for financial strength.

DESCRIPTION OF BUSINESS 85

[	Description of business
  Size, strength and quality of the distribution platform, in particular the quality of advisors,
  Range of product lines and product quality,
  Quality of service,
  Investment management performance,
  Historical levels of bonuses with respect to participating contracts,
  Reputation, visibility and recognition of brand,
  Changes in regulations that may affect the policy charging structure relating to commission and administrative charges, and
  Quality of management.

Products

AXA’s Life & Savings products include a broad range of life, health, retirement and savings-related products marketed to individuals and corporate clients, the latter in the form of group contracts. The life and savings-related products offered by AXA include term life, whole life, universal life, mortgage endowment, deferred annuities, immediate annuities, variable life and other investment-based products. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA varies from market to market. In Germany, due to the retirement earnings law, the endowment policy looses their exemption from taxation, and the law makes unit-linked products less attractive to investment funds. Besides, special annuity products (e.g. the “Riester-Rente” and the “Rürup-Rente” benefit from advantageous tax treatement which is likely to shift demand.

The table below presents consolidated gross written premiums (after intersegment elimination) and gross insurance liabilities by major product for the periods and as at the dates indicated for AXA’s Life & Savings segment.

LIFE & SAVINGS SEGMENT				(in euro millions, except percentages)

	Gross written premiums				Gross insurance
	Years ended December 31,				liabilities at
	2004		2003	2002	December 31, 2004

Retirement/annuity/investment contracts	64%	29,684	30,107	29,435	237,545
Individual	55%	25,510	25,433	24,136	201,675
Group	9%	4,174	4,674	5,298	35,870
Life contracts
(including endowment contracts)	21%	9,938	10,043	10,481	76,977
Health contracts (a)	10%	4,590	4,064	6,067	11,530
Other	4%	2,030	2,073	2,065	15,835

TOTAL	100%	46,242	46,286	48,048	341,886

Total includes:
Assets backing contracts with financial
risk borne by policyholders (unit-linked)	35%	16,415	15,022	14,344	113,998
UK “With-Profit” business	3%	1,034	1,288	3,128	30,282

(a) Since January 1, 2003, UK Health business is presented in the UK Property & Casualty segment (W1,134 millions of gross revenues in 2002).

Certain of AXA’s Life & Savings products are participating contracts, which enable the policyholders to participate in the excess assets over liabilities (the surplus) of life company issuing the contract through an interest or bonus payment. AXA offers this contracts in most of its principal Life & Savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the issuing company. The nature and extent of such participation vary from country to country. Therefore, such participations, including policyholder participations on UK “With-Profit” business (explained below), are treated as dividends that may either increase the present value of future policy benefits or be paid in cash to the policyholder in the year the bonus is credited.

UK “With-Profit” business

A participating contract, specific to United Kingdom and known as the “With-Profit” contract, is offered by many life insurance companies in the United Kingdom. In 2002, AXA decided to cease the marketing of new product for the “With-Profit” contracts. Under “With-Profit” contracts, policyholders’ premiums are paid into a fund and are invested in a range of assets, including fixed maturity and equity securities, real estate and loans. The policyholders are entitled to receive a share of the profits arising from these investments which includes regular bonuses and terminal bonuses. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder. Periodically, they do not reflect the return earned by the issuing company over period. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment and are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other experience of the fund (including expenses, mortality experience and income taxes). Terminal bonuses can represent a significant portion of the total amount paid at maturity (which has in the past often exceeded 50% and currently exceeds 25% in some case) or upon surrender prior to maturity. The amount of terminal bonus to be paid is determined at the discretion of the board of directors.

Following policyholder and court approvals, in 2001 AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this annual report as the “inherited estate”) were attributed to AXA as the shareholder, less a portion allocated to the “With-Profit” policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan.

Variable life and variable annuity products

Variable life and variable annuity products may be linked to investments supporting such contracts and are referred to in this annual report as “assets with financial risk carried by policyholders contracts” or “unit-linked contracts”. In general, the investment risk (and reward) is transferred to the policyholder while the issuing company earns fee income from managing the underlying assets. However, there may be certain types of variable products that offer guarantees, such as guarantees of minimum income benefits or death benefits.

In 2004, AXA’s Life & Savings operations continued experience growth in savings-related unit linked products. This growth has been notable in Europe and is attributable to (i) an increase in consumer awareness of such products, (ii) government initiatives to move away from state funded pensions to private funded pensions and (iii) favorable financial market performance in 2003 and 2004. In United States, variable annuity premiums decreased due to a very high level last year. Gross premiums on such business have increased from €14.3 billion in 2002 to €15 billion in 2003. In 2004, mainly due to the continued growth of financial markets, gross premiums in unit-linked reached €16.3 billion, representing at constant exchange rates 35% of total gross revenues, compared to 32% in 2003.

Distribution

AXA distributes its Life & Savings products through a number of channels that vary from country to country including notably exclusive agents, independent brokers, salaried sales forces, direct marketing (mail, telephone, or internet sales) and specialized networks (including banks and other financial services providers). In Europe, a number of distribution channels are used by both AXA’s Life & Savings operations and its Property & Casualty insurance operations.

DESCRIPTION OF BUSINESS 87

[	Description of business

The split by distribution channels used by AXA’s principal Life & Savings operations, based on consolidated gross premiums from new business for the year ended December 31, 2004, is presented below:

BASED ON GROSS PREMIUMS FROM NEW BUSINESS IN 2004

			Other networks, including
	Agents and direct	Intermediaries / independent	direct marketing /
	sales force	advisers / brokers	corporate partnerships
			and bank networks

France (a)	66%	26%	8%
United States	39%	61%	0%
Japan	70%	16%	14%
United Kingdom	7%	83%	10%
Germany	48%	39%	13%
Belgium	4%	79%	17%
Southern Europe (b)	64%	10%	25%

(a)	In 2004, a more refined segmentation has been set up for the group retirement branch. Part of the gross revenues that were attributed to brokerage is now transferred to the direct sales force. Pro forma figures for 2003 distribution network data are as follows: Agents and direct sales force: 66%, Intermediaries/Independent advisers/Brokers: 30%, other networks: 4%.
(b)	In 2003, the distribution channels in Southern Europe were respectively 71%, 8%, and 21%.

Surrenders and Lapses

For most Life & Savings products, costs to the issuing company in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the “persistency rate”, plays an important role in profitability. The majority of individual retirement products and individual Life & Savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual life and retirement products issued by AXA have front-end charges to the policyholder (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

Total surrenders and lapses for 2004 and the ratio of surrenders and lapses to gross insurance reserves for the periods indicated are presented below.

LIFE & SAVINGS SEGMENT - SURRENDERS AND LAPSES

	Years ended December 31,
	2004		2003	2002
	Total surrenders &	Surrenders &
	lapses	lapses ratio	Surrenders & lapses ratio
	(in euro millions)%		%	%

French operations	5,045	6.6%	7.1%	6.6%
US operations (a)			–	–
Individual life	1,242	4.9%	4.4%	4.0%
Individual retirement	3,951	8.2%	8.4%	9.8%
Japan (b)	2,864	10.7%	12.0%	9.5%
UK operations	4,476	8.4%	7.6%	7.6%
German operations	477	1.8%	1.4%	1.2%
Belgian operations	936	7.6%	7.7%	6.4%
Southern Europe operations (c)	372	5.5%	–	–

(a)	Amounts reported for the US operations exclude lapses and, institutional assets with financial risk carried by policyholders (?1,958 million).2003 reflects updated information since publication of French Annual Report. US surrenders were previously estimated to be 4.0% and 6.7% respectively for individual life and individual retirement. Excluding MONY in 2004, lapses rate were Individual life: 5.2% and Individual retirement: 8%.
(b)	Including conversions in Japan.
(c)	In 2002 and 2003, lapse rate in Southern Europe were 6.7% and 4.9% respectively.

Property & Casualty Segment

AXA’s Property & Casualty segment offers a range of personal and commercial insurance products. The Property & Casualty segment accounted for €17.9 billion, or 25% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2004 (2003: €17.1 billion or 24% respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues (after intersegment eliminations) and claims reserves for the Property & Casualty segment for the periods and as at the dates indicated.

PROPERTY & CASUALTY SEGMENT					(in euro millions, except percentages)

	Gross premiums and financial services revenues						Gross insurance
	Years ended December 31,
							liabilities at
	2004		2003		2002		December 31, 2004
			Pro forma	As published	Pro forma	As published

France	27%	4,895	4,640	4,640	4,383	4,383	9,735
Germany	16%	2,796	2,847	2,847	2,843	2,843	5,544
United Kingdom (& Ireland) (a) (b)	25%	4,469	4,222	3,664	4,438	2,749	6,547
Belgium	8%	1,430	1,405	1,405	1,395	1,395	4,992
Southern Europe (a)	16%	2,901	2,577	–	2,418	–	4,668
Others	8%	1,361	1,408	4,543	1,606	4,577	2,434
TOTAL	100%	17,852	17,098	17,098	17,082	15,948	33,921
Represented by:
Gross premiums written	–	17,810	17,063	17,063	17,044	15,936	–
Other revenues	–	42	35	35	38	12	–

(a)	Starting January 1st 2004, (i) Italy, Spain and Portugal activities (previously reported under “Other countries”) are now reported as one geographical region named “Southern Europe” and (ii) UK Property & Casualty segment is now presented including Ireland, which was previously reported under “Other countries”.
(b)	Since 2003, UK Health business has been transferred from Life & Savings segment. Consequently FY 2002 has been restated including UK Health business.

For the ten-year loss development of the Property & Casualty claims reserves, see “Property and Casualty Claims Reserves” included at the end of this section of the annual report. Key ratios for Property & Casualty operations are presented in the Management Report.

Market

During 2004, the Property & Casualty market continued to grow, driven by an increase in the number of contracts underwritten. Premium also continued to increase albeit at a lower rate than in 2003 in an increasingly competitive environment.

In each of its principal markets, AXA operates through well-established Property & Casualty insurance companies.

AXA’s principal Property & Casualty insurance subsidiaries are set out below:

France:	AXA France IARD, AVANSSUR (ex Direct Assurance IARD), Natio Assurance and AXA Protection Juridique,
United Kingdom:	AXA Insurance UK and & Ireland AXA Insurance Limited,
Germany:	AXA Versicherung AG,
Belgium:	AXA Belgium SA,
Southern Europe:
Italy:	AXA Assicurazioni E Investimenti,
Spain:	AXA Aurora Iberica; Hilo Direct Seguros y Reasuguros,
Portugal:	AXA Seguros Portugal.

Information on market trends per country where AXA operates is presented in the introduction of the Management Report.

DESCRIPTION OF BUSINESS 89

[	Description of business

The table below sets forth the Property & Casualty markets in which AXA operates ranked by worldwide gross premiums in 2003, along with AXA’s ranking (by market share).

PROPERTY & CASUALTY

	Based on worldwide gross Property & Casualty premiums written in 2003
	Country Statistics (a)		AXA (b)
	Ranking %	premiums written	Ranking	Market share

Germany	3	7%	7	5% (c)
United Kingdom	4	7%	5	5% (d)
France	5	5%	1	14%
Belgium	14	1%	1	17%
Southern Europe (e)	–	6%	–	–

(a)	Source: Swiss Re, Sigma report 2004 “World insurance in 2003”.
(b)	In general, based on 2003 market data for each specific country or an estimate for 2004.
(c)	Based on 2003 gross Property & Casualty premiums written in Germany, AXA is ranked as follows (group ranking without international insurance): third in liability insurance (7.1% market share), fifth in homeowners’ insurance (4.8% market share), sixth in automobile insurance (4.1% market share).
(d)	The United Kingdom, excluding Health and Ireland product lines are ranked with 11% share of United Kingdom SME business.
(e)	Southern Europe: In 2004, ranking and market share AXA are respectively: in Spain 3 with 5% and in Portugal 2 with 8.3%. In 2003, in Italy 9 with 3%.

In addition to the principal markets discussed above, AXA offers personal and commercial Property & Casualty insurance products in the following countries: Netherlands, Luxembourg, Switzerland, Canada, Morocco, Turkey, Japan, Singapore, and Hong Kong, as well as other countries in the Middle East and Africa. The products offered in these markets are offered through various distribution channels, including brokers and direct sales force.

Competition

The nature and level of competition vary among the countries in which AXA operates. Overall, the Property & Casualty insurance industry in each of AXA’s principal markets is highly competitive, and tends to be cyclical with surplus underwriting capacity leading to lower premium rates. The principal competitive factors are as follows:

  Price,
  Quality of service,
  Distribution network,
  Brand recognition,
  Changes in regulations, which may affect premium rates charged or claims settlement costs paid, and
  Ratings for financial strength and claims-paying ability.

In France, Germany and Belgium, markets are fragmented. In the United Kingdom, industry-wide consolidation across the sector has affected both major insurance companies and brokers, resulting in increased concentration among the top players in recent years. In Ireland, new players have entered the Irish market recently.

Products

AXA’s Property & Casualty insurance operations offer a broad range of products including automobile, homeowners / household, property and general liability insurance for both personal and commercial customers, the latter specifically focusing on small to medium-sized companies and permanent health insurance.

The table below sets forth gross written premiums and gross insurance reserves by major product for the periods and as at the dates indicated.

PROPERTY & CASUALTY SEGMENT			(in euro millions, except percentages)

	Gross written premiums				Insurance
	Years ended December 31,				Reserves
	2004		2003	2002	December 31, 2004

Personal line
Motor (Automobile)	33%	5,889	5,550	5,686	10,390
Homeowners/household	15%	2,626	2,205	2,273	2,324
Other (a)	13%	2,359	2,083	1,548	4,698
Commercial line
Motor (Automobile)	7%	1,244	1,258	1,252	2,068
Property damage	11%	2,031	2,265	2,078	2,244
Liability	7%	1,320	1,242	1,111	5,004
Other (a)	11%	2,008	1,666	1,179	5,408
Other	2%	333	794	808	1,785
TOTAL	100%	17,810	17,063	15,936	33,921

(a) Since January 1, 2003, UK Health business is presented under lines “Other” (€1,036 million gross revenues in 2003).

Distribution

AXA distributes its Property & Casualty insurance products through a number of channels that vary from country to country. In Europe, the same distribution channels are used by both AXA’s Life & Savings operations and Property & Casualty operations. The split by distribution channels used by AXA’s Property & Casualty operations, based on gross written premiums for the year ended December 31, 2004, is presented below.

BASED ON GROSS WRITTEN PREMIUMS IN 2004

	General agents and sale force	Intermediaries / Independent advisers / brokers	Direct sales and marketing	Other networks , including corporate partnerships and bank networks

France	70%	25%	4%	1%
Germany	46%	41%	4%	9%
United Kingdom & Ireland (a)	0%	58%	26%	16%
Belgium	–	75%	1%	24%
Southern Europe (b)	65%	26%	5%	4%

(a)	Including health. On a comparable basis, in 2003, the distribution channels were respectively 0%, 56%, 28% and 15%.
(b)	In 2003, the distribution channel in Southern Europe were respectively 64%, 20%, 5% and 11%.

Ceded Reinsurance

AXA’s Property & Casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. A growing portion of AXA’s Property & Casualty insurance exposures are ceded internally to AXA Cessions, which organizes external reinsurance programs. Total gross premiums ceded by AXA Cessions, on behalf of AXA’s Property & Casualty operations to third party reinsurers in 2004 was €952 million (2003: €1,043 million).

DESCRIPTION OF BUSINESS 91

[	Description of business

International Insurance Segment

AXA’s International Insurance segment is primarily comprised of AXA RE for the reinsurance activities and AXA Corporate Solutions Assurance for large risks insurance activities. The business operations of these International Insurance activities are described below.

AXA RE is a reinsurance focused, principally third-party on Property and catastrophe businesses as well as some other profitable third-party reinsurance niches. Such business is underwritten in Paris, Canada, Miami (for South American business) and Singapore.

AXA Corporate Solutions Assurance provides global Property & Casualty insurance coverage for large corporate clients in Europe, as well as marine and aviation insurance coverage for all clients on a worldwide basis.

AXA Cessions is an intra-group reinsurance company. Certain companies within the AXA Group cede internally some of their exposure to AXA Cessions which analyses, structures and places reinsurance programs for such risk with third-party reinsurers. It also provides advice in risk management and purchases of reinsurance cover to AXA group subsidiaries.

AXA Assistance provides assistance services including medical aid for travelers and automobile-related road assistance mainly to insurance companies, credit card companies, tour operators and automobile manufacturers.

AXA Liabilities Managers (classified below in other international activities), manages the internal Property & Casualty run off portfolios either located in AXA RE, AXA Belgium, and AXA UK or corresponding to stand-alone runoff companies of the “Other transnational activities” segment (inclusive of the Property & Casualty entities formerly managed by AXA RE in the United States).

The International Insurance segment accounted for €3.4 billion, or 5% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2004 (2003: €4.0 billion or 6%, respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues and gross insurance liabilities (gross of reinsurance) for the International Insurance Segment for the periods and at the dates indicated.

INTERNATIONAL INSURANCE SEGMENT			(in euro millions, except percentages)

	Gross premiums and financial services segment				Gross insurance
	Years ended December 31,				liabilities at
	2004		2003	2002	December 31, 2004

AXA RE (a)	31%	1,056	1,913	3,472	3,564
AXA Corporate Solutions Assurance	45%	1,506	1,550	1,762	4,431
AXA Cession	3%	94	87	100	125
AXA Assistance	14%	475	408	397	192
Other international activities (a)	7%	240	14	30	2,040

TOTAL	100%	3,371	3,972	5,762	10,351

Represented by:
Gross written premiums	–	3,356	3,956	5,740	–
Other revenues	–	15	16	22	–

(a) In 2004, transfert of AXA RE US entities from AXA RE segment to “Other International Activities” reported in “Others”.

For the ten-year loss development of AXA’s International Insurance claims reserves, see “Property and Casualty claims reserves” included at the end of this section of the annual report.

Market and competition

On the reinsurance market, after the very low claims experience in 2002 and 2003, prices were almost stable in major lines of business and the capacity was relatively abundant. Competition among reinsurers is mainly coming from the Bermudian companies whose part in the world reinsurance market has become preponderant. The bulk of AXA RE’s portfolio – property, marine and aviation – showed stable or slightly decreasing rates and treaties were often lower than expected especially in Europe. The rest of the portfolio –Motor and Casualty– benefited from additional rate increases.

On the Large Risks Insurance market, further rate increases and restructuring of large Corporate Insurance programs were conducted, especially in liability, and to a lesser extent in marine. On the other hand, property and aviation market softened, in the context of a favorable claims experience.

Products

The table below presents the International Insurance segment’s gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated:

INTERNATIONAL INSURANCE			(in euro millions, except percentages)

	Gross written premiums				Gross insurance
	Years ended December 31,				liabilities at
	2004		2003	2002	December 31, 2004

Property damage	43%	1,450	1,746	2,852	2,978
Automobile, Marine, Aviation	20%	680	705	1,235	2,624
Casualty / Civil Liability	18%	604	608	689	3,437
Assistance	14%	475	408	397	192
Other	4%	148	489	566	1,120
TOTAL	100%	3,356	3,956	5,740	10,351

AXA RE - Reinsurance activity
AXA RE’s main reinsurance products consist on treaties (about 90% in both proportional and non proportional reinsurance) related to Catastrophe covers all around the world but especially in the US (essentially wind, flood and earthquake covers). In addition, AXA RE offers the following reinsurance products on a very selective basis: other property damage, third-party liability, marine, credit, life and health insurance.

AXA Corporate Solutions Assurance - Large risk insurance activity
AXA Corporate Solutions Assurance underwrites large insurance risks for large national and international corporations. The insurance products offered cover property damage, third party lisibility, marine, aviation and transport, construction risk, financial risk, and directors and officers liability. AXA Corporate Solutions Assurance also offers loss-prevention and risk management services.

Distribution

AXA RE and AXA Corporate Solutions Assurance distribute their products principally through insurance and reinsurance brokers.

AXA Assistance distributes its products through general agents, independent advisors and brokers or direct sales / marketing; but also through AXA France distribution network which offers in its Property & Casualty insurance products, assistance services.

Ceded Reinsurance and retrocessions

AXA Corporate Solutions Assurance and AXA RE review their exposures to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid risk of concentration.

  In 2004, AXA Corporate Solutions Assurance ceded €588 million premiums (2003: €664 million) to third-party reinsurers.
  Premiums retroceded by AXA RE to external reinsurers in 2004 are split between (i) ceded €59 million premiums related to specific and proportional retrocessions (deemed to protect specific lines of business), and (ii) ceded €230 million related to covers (deemed to cover the whole portfolio against major events).

Also, in 2004, approximately €631 million, or 79% of total reinsurance ceded to third parties, were placed externally by AXA Cessions on behalf of AXA’s insurance subsidiaries (2003: €671 million or 54%).

DESCRIPTION OF BUSINESS 93

[	Description of business

Asset Management Segment

During 2004, the AXA’s Asset Management Segment benefited from the continued growth of equity markets (+9% for the S&P 500 American equity index) combined with the good performance of fixed-income assets. Continuing a trend started in 2003, investors are attracted by the prospects of higher returns following years of declining equity markets, but with an increased demand for advice and alternative investments.

Asset Management is important to AXA, from both a strategic and profitability perspective. The development of Asset Management activities is a key part of AXA’s financial services strategy, which seeks to capitalize on existing strengths and expand the client base. This strategy is based on the belief that its Asset Management expertise will enable AXA to benefit in the future from the expected growth in savings-related products in the markets in which it operates. The Asset Management segment accounted for €3.1 billion of AXA’s consolidated gross premiums and financial services revenues for the year-ended December 31, 2004 (2003: €2,9 billion).

AXA’s principal Asset Management companies are Alliance Capital Management (“Alliance Capital”) and AXA Investment Managers. The Asset Management companies manage assets on behalf of retail investors, private clients and institutional clients as well as on behalf of companies affiliated with AXA.

AXA has Asset Management specialists teams in each of its major markets: Western Europe, the United States and the Asia / Pacific region.

The table below sets forth the total assets managed by the companies comprising AXA’s Asset Management segment, including assets managed on behalf of third parties, and the fees earned by such companies on these assets as at the dates and for the periods indicated.

ASSETS MANAGEMENT SEGMENT	(in euro millions, except percentages)

	At December 31,
	2004	2003	2002

Assets under management by AXA at December 31, (a)
Managed on behalf of third parties	445,318	391,690	372,931
Assets backing contracts with financial risk borne by policyholders	66,138	65,158	58,887
Other invested assets	229,331	211,562	204,857
TOTAL	740,788	668,410	636,674
Commissions and fees earned for the years ended December 31,
Alliance Capital	2,421	2,416	2,903
AXA Investment Managers	944	783	820
SUB-TOTAL	3,364	3,199	3,724
Intercompany eliminations	(277)	(277)	(313)
CONTRIBUTION TO AXA’S CONSOLIDATED GROSS PREMIUMS AND
FINANCIAL SERVICES REVENUES	3,087	2,922	3,411

(a)	Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only; AXA Group (including insurance companies) assets under management amounted to respectively W869 million, W775 million and W742 million as of December 31, 2004, 2003 and 2002.

The Asset Management industry remains highly fragmented, with no single competitor or any small group of competitors, dominating the worldwide market. AXA’s Asset Management operations are subject to substantial competition in all aspects of its business due, in part, to the relatively low barriers to entry. Asset Management companies compete on the range of investment products offered, the investment performance of such products and the quality of services provided to clients.

Alliance Capital

Alliance Capital, through its parent company Alliance Holding, is a subsidiary of AXA Financial and is a leading global investment management firm in the U.S. Alliance Capital provides diversified investment management and related services to individual investors, private clients and to a variety of institutional clients, including AXA Financial (one of Alliance

Capital’s largest institutional clients) as well as unaffiliated entities such as corporate and public employee pension funds, endowment funds, and U.S. and foreign governments.

Alliance Capital provides diversified Asset Management and related services globally to a broad range of clients including:

  management of assets backing contracts with financial risk borne by policyholders (unit-linked), hedge funds and other investment vehicles for private clients (such as, high net worth individuals, trusts and estates, charitable foundations), management of mutual funds sponsored by Alliance Capital, its subsidiaries and affiliates for individual investors, management of investments on behalf of institutional investors, and investment research and advisory services for institutional investors.

In 2000, Alliance Capital acquired the business of Sanford C. Bernstein Inc., which complemented Alliance Capital’s growth equity investment orientation, with a highly regarded value equity investment capability, institutional research capabilities and a strong private client business portfolio. In connection with this acquisition, AXA Financial agreed to provide liquidity to the former shareholders of Sanford C. Bernstein who received private Alliance Capital units over an eight-year period following a two-year lockout period. After the expiration of this lockout period in October 2002, AXA Financial acquired 8.16 million of the former Bernstein shareholders’ units in November 2002. In 2004, the former shareholders of Sanford C. Bernstein exercised their rights to sell 16.32 million Alliance Capital Units (8.16 million Alliance Capital Units in March and in December). The remaining 16.3 million Alliance Capital Units may be sold to AXA Financial at the prevailing market price over the remaining 6 years of the original eight-year period, ending in 2010.

Generally, not more than 20% of the original units issued to the former Bernstein shareholders may be put to AXA Financial in any one annual period.

As at December 31, 2004, Alliance Capital had €395 billion of assets under management, including €352 billion of assets managed on behalf of third party clients (2003: €376 billion and €327 billion, respectively). Excluding exchange rates impact, assets under management in Alliance Capital increased by +13% to €427 billion (in 2003, the increase at constant exchange rate were +23%).

AXA Investment Managers (“AXA IM”)

AXA IM is one of the largest Asset Management companies based in Europe. AXA IM’s clients include both (i) institutional investors and (ii) individual investors. AXA IM provides diversified Asset Management and related services globally to mutual funds, which are distributed through AXA’s distribution networks, AXA IM’s own sales team and external distributors, and AXA’s insurance subsidiaries in respect of their insurance-related invested assets and assets backing contracts with financial risk borne by policyholders (unit-linked).

In 2004, AXA IM began outsourcing its middle-office activities to State Street Corporation (effective December 2004 in France and Germany and March 2005 in the UK).

As at December 31, 2004, AXA IM had €345 billion of assets under management, including €93 billion of assets managed on behalf of third party clients (2003: €292 billion, €64 billion respectively).

DESCRIPTION OF BUSINESS 95

[	Description of business

Other Financial Services Segment

The operations in the Other Financial Services segment are conducted primarily in Belgium and in France. For the years ended December 31, 2004 and 2003, the Other Financial Services segment accounted for €0.8 billion, or 1% of AXA’s consolidated gross premiums and financial services revenues.

The segment operations principally include:

AXA Bank Belgium

AXA Bank Belgium is a subsidiary of AXA Belgium that offers a comprehensive range of financial services to individuals and small businesses. It has a network of a thousand of independent bank agents that support the sale of products offered by AXA Belgium and AXA Investment Managers.

AXA Banque and AXA Banque Financement

Based in Paris, AXA Banque delivers banking services dedicated to AXA. Its main activities include cash and securities flows management and bank account services to AXA’s existing clients and distribution networks, as well as to direct clients. In 2002, AXA Banque merged with Banque Directe, purchased the same year from BNP Paribas. Banque Directe was a provider of online banking services and complements AXA’s existing financial offering in France. AXA Banque Financement provides short-term loans to customers of AXA’s French insurance operations.

Insurance-related
     Invested Assets

The assets underlying AXA’s insurance operations (included within the three segments: the Life & Savings segment, the Property & Casualty segment and the International Insurance segment) are managed principally by AXA’s Asset Management entities – Alliance Capital and AXA Investment Managers. These assets consist of (i) general account assets whereby the insurer generally bears the investment risk and reward, and (ii) assets with financial risk carried by policyholders (unit-linked), whereby the investment risk and reward is principally transferred to the policyholders.

The discussion below concerns the general account investment assets of AXA’s insurance operations, which are referred to in this annual report as “insurance-related invested assets.”

The general account liabilities of AXA’s Life & Savings operations can be divided into two primary types, participating and non-participating. For participating products, the investment results of the underlying assets determine, to a large extent, the return to the policyholder that is either reflected as an increase in future policy benefits or paid out in cash in the year the bonus is credited to the policyholder. The insurer’s profits on such business are earned from investment management net of policyholders’ participation, mortality and other charges. For non-participating or interest-sensitive products, the insurer’s profits are earned from a positive spread between the investment return, the crediting or reserve interest rate, and mortality.

Although all the general account assets of each insurer support all of that insurer’s liabilities, the insurers have developed asset-liability management techniques with separate investment objectives for specific classes of product liabilities.

At December 31, 2004, based on total invested assets1, the net book value of the insurance-related invested assets supporting the general account Life & Savings operations, primarily consisted of fixed maturity investments including equity holdings in fixed maturity-based mutual funds and equity investments of 72% and 10%, respectively (69% and 14% in 2003). At such date, the insurance-related invested assets supporting the Property & Casualty operations primarily consisted of fixed maturity investments including equity holdings in fixed maturity-based mutual funds and equity investments of 61% and 20%, respectively (56% and 23% in 2003).

1.	Based on net carrying value and excluding assets backing UK “With-Profit” contracts, assets backing assets with financial risk borned by policyholders (unit-linked contracts) and investments in affiliated companies (Equity Method).

DESCRIPTION OF BUSINESS 97

[	Description of business

The following table presents AXA’s consolidated insurance-relatedinvested assets, by insurance segment at December 31, 2004.
INSURANCE - RELATED INVESTED ASSETS					(in euro mllions, except percentages)

	At December 31, 2004
	Life & Savings		Property & Casualty		International Insurance		Total		% du total
	Net	Market	Net	Market	Net	Market	Net	Market	Net	Market
	carrying	value	carrying	value	carrying	value	carrying	value	carrying	value
	value (a)		value (a)		value (a)		value (a)		value (a)

Fixed maturities
(a) Held to maturity and available
for sale	116,256	126,559	18,030	19,352	5,348	5,571	139,635	151,482	56%	57%
– French government	20,698	23,799	2,348	2,664	467	512	23,514	26,975	9%	10%
– Foreign government	34,756	38,073	8,758	9,386	2,503	2,600	46,017	50,060	18%	19%
– Local governments	6,663	7,062	1,336	1,414	27	27	8,026	8,503	3%	3%
– Government controlled corporations	6,761	7,390	1,625	1,689	589	623	8,976	9,703	4%	4%
– Non-government controlled
corporation	39,991	42,489	2,962	3,161	1,478	1,518	44,432	47,167	18%	18%
– Mortgage-backed securities	5,978	6,207	540	572	181	185	6,700	6,964	3%	3%
– Other	1,388	1,518	460	467	103	105	1,950	2,091	1%	1%
Intercompany transactions not required
by issuers	21	19	–	–	–	–	21	19	0%	0%
(b) Allocated to UK with-profits
business-trading (b)	15,736	15,736	–	–	–	–	15,736	15,736	6%	6%
(c) Trading securities (c)	2,588	2,588	–	–	–	–	2,588	2,588	1%	1%
Total fixed maturities	134,580	144,883	18,030	19,352	5,348	5,571	157,959	169,806	63%	63%
Equity investments, including holdings
in mutual funds
Available-for-sale	46,097	48,223	10,151	10,562	1,416	1,491	57,664	60,276	23%	22%
Allocated to UK with-profits
business-trading (b)	9,383	9,383	–	–	–	–	9,383	9,383	4%	4%
Trading securities (c)	1,960	1,960	–	–	–	–	1,960	1,960	1%	1%
Total equity investments, including
holdings in mutual funds	57,441	59,566	10,151	10,562	1,416	1,491	69,008	71,619	28%	27%
Of which equity holdings in fixed
maturity-based mutual funds	28,391	29,178	4,134	4,241	412	422	32,937	33,841	14%	14%
Investment in participating interests	1,048	1,668	1,192	1,541	51	78	2,292	3,286	1%	1%
TOTAL (b) (d)	193,069	206,117	29,374	31,455	6,815	7,140	229,258	244,712	92%	91%
Real Estate	9,290	11,052	2,274	2,814	138	221	11,702	14,087	5%	5%
Of which allocated to UK with-profits
business-trading (b)	3,080	3,080					3,080	3,080	1%	1%
Prêts et autres placements	17,134	17,663	988	1,012	34	34	18,156	18,709	7%	7%
Of which allocated to UK with-profits
business-trading (b)	35	35					35	35	0%	0%
Cash and cash equivalents	13,067	13,067	3,560	3,560	2,040	2,040	18,666	18,666	7%	7%
INVESTED ASSETS	232,560	247,899	36,196	38,841	9,027	9,435	277,783	296,175
Of which allocated to UK with-profits
business-trading (b)	28,234	28,234					28,234	28,234	11%	11%
INVESTED ASSETS EXCLUDING UK
WITH-PROFITS	204,325	219,665	36,196	38,841	9,027	9,435	249,548	267,940	100%	100%

(a)	Amounts are net of valuation allowances. For details on valuation allowances see note 8 to AXA’s consolidated financial statements.
(b)	Assets allocated to UK With-Profit business are carried at estimated fair value in the consolidated balance sheet of AXA.
(c)	Trading securities that support insurance liabilities related to unit-linked contracts and investments in participating interests are not included in this table.
(d)	Refer to note 3 to AXA’s consolidated financial statements included in this annual report that set out the investment valuation methodology

AXA did not have directly any equity and / or fixed maturity investment with respect to insurance-related invested assets in any one issuer other them the French government that was in aggregate 10% or more of AXA’s total shareholders’ equity, or € 2,616 million at December 31, 2004.

AXA’s fixed maturity and equity investments are predominantly publicly traded. In respect of these investments, 90% (compared to 84% in 2003, or 85% including Southern Europe and Ireland) of the fixed maturity investments and 93% (compared to 90% in 2003 and on a proforma basis) of the equity investments are held by AXA’s principal insurance operations in France, the United States, the United Kingdom (including Ireland), Germany, Belgium, Japan and Southern Europe.

More specifically, the insurance-related invested assets backing the insurance liabilities in these operations were predominantly holdings in domestic investments, or in the local currency of the liabilities. In 2004, insurance related invested assets included Government bonds (38% compared to 36% in 2003), investments in financial services companies (21% in 2003) and in other companies (27% compared to 32% in 2003), as well as mutual funds (14% compared to 11% in 2003).

Overall, the fixed maturity and equity investments together with real estate, mortgages and loans are concentrated in the local markets in which AXA’s principal subsidiaries operate.

Derivatives. AXA uses derivative instruments to minimize adverse fluctuations in equity prices, interest rates, foreign exchange rates and equity prices. The basis for which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA consolidated financial results are set out in further detail in note 28 to the consolidated financial statements included in this annual report.

DESCRIPTION OF BUSINESS 99

[	Description of business

Analysis of insurance general account investment results

LIFE & SAVINGS (a)	(in euro millions)

	Years ended December 31,
	2004		2003		2002
	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.5%	7,334	5.5%	7,084	5.8%	7,336
Net realized gains (losses)	0.4%	584	0.0%	(7)	0.4%	532
Net investment results	5.9%	7,918	5.5%	7,078	6.2%	7,868
Related assets at year end		135,777		127,503		129,019
Equity investments
(including participating interests):
Net investment income	3.5%	1,968	3.5%	1,762	2.9%	1,545
Net realized gains (losses)	1.8%	1,020	0.4%	150	(10.0%)	(5,047)
Net investment results	5.3%	2,987	3.9%	1,912	(7.0%)	(3,502)
Related assets at year end		58,489		51,732		48,175
Real estate:
Net investment income	6.4%	603	6.5%	621	6.4%	667
Net realized gains (losses)	6.6%	635	1.6%	156	4.6%	474
Net investment results	13.0%	1,238	8.1%	777	11.1%	1,140
Related assets at year end		9,294		9,237		10,100
Loans:
Net investment income	5.5%	1,145	5.8%	1,196	6.1%	1,385
Net realized gains (losses)	(0.2%)	(51)	(0.3%)	(36)	(0.5%)	(106)
Net investment results	5.3%	1,094	5.6%	1,160	5.6%	1,279
Related assets at year end		20,314		20,258		20,991
Other assets and cash and cash equivalents (b):
Net investment income	3.0%	365	2.6%	290	3.8%	449
Net realized gains (losses)	(0.4%)	(43)	0.2%	21	0.4%	43
Net investment results	2.7%	321	2.8%	311	4.2%	492
Related assets at year end		13,188		10,416		11,233
Total invested assets (b):
Net investment income	4.9%	11,414	5.0%	10,953	5.1%	11,383
Net realized gains (losses)	0.9%	2,144	0.1%	285	(1.9%)	(4,105)
Net investment results	5.8%	13,558	5.2%	11,238	3.2%	7,278
Total Invested assets at year end		237,061		219,146		219,518

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets as well as the unrealized gains and losses on investments carried at market value, notably the assets supporting the UK "With-Profit" contracts.
(b)	Since 2004, some net investment income, considered as assets backing contracts with financial risk borne by policyholders (unit-linked) have been excluded from “Other assets and cash and cash equivalents”.

PROPERTY & CASUALTY (a)				(in euro millions)

	Years ended December 31,
	2004		2003		2002
	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.1%	868	5.2%	787	5.7%	849
Net realized gains (losses)	0.1%	10	0.0%	5	0.6%	88
Net investment results	5.1%	878	5.2%	792	6.3%	937
Related assets at year end		18,056		15,832		14,059
Equity investments
(including participating interests):
Net investment income	3.2%	364	3.1%	353	3.0%	348
Net realized gains (losses)	(0.9%)	(97)	(2.5%)	(273)	(2.6%)	(298)
Net investment results	2.3%	267	0.6%	80	0.4%	49
Related assets at year end		11,343		11,382		11,358
Real estate:
Net investment income	5.3%	123	5.7%	134	5.9%	139
Net realized gains (losses)	2.4%	56	2.9%	68	3.2%	75
Net investment results	7.8%	179	8.6%	202	9.2%	214
Related assets at year end		2,275		2,319		2,393
Loans:
Net investment income	2.1%	40	3.1%	51	6.8%	113
Net realized gains (losses)	(0.1%)	(2)	(0.0%)	(1)	(0.1%)	(1)
Net investment results	2.0%	38	3.0%	50	6.7%	111
Related assets at year end		2,201		1,668		1,629
Other assets and cash and cash equivalents:
Net investment income	3.9%	147	3.1%	113	2.5%	75
Net realized gains (losses)	(0.2%)	(9)	(0.1%)	(4)	(0.3%)	(9)
Net investment results	3.7%	138	3.0%	110	2.2%	66
Related assets at year end		3,608		3,931		3,282
Total invested assets:
Net investment income	4.2%	1,541	4.2%	1,438	4.6%	1,523
Net realized gains (losses)	(0.1%)	(42)	(0.6%)	(204)	(0.4%)	(145)
Net investment results	4.1%	1,500	3.6%	1,234	4.1%	1,377
Total Invested assets at year end		37,483		35,132		32,721

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

DESCRIPTION OF BUSINESS 101

[	Description of business

INTERNATIONAL INSURANCE (a)				(in euro millions)

	Years ended December 31,
	2004		2003		2002
	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	4.6%	249	5.1%	261	5.7%	278
Net realized gains (losses)	0.6%	33	1.0%	53	2.2%	106
Net investment results	5.2%	282	6.2%	314	7.8%	383
Related assets at year end		5,348		4,936		5,206
Equity investments
(including participating interests):
Net investment income	1.9%	29	1.5%	24	1.4%	23
Net realized gains (losses)	4.2%	63	(0.9%)	(13)	(6.8%)	(113)
Net investment results	6.1%	92	0.7%	11	(5.4%)	(90)
Related assets at year end		1,467		1,506		1,554
Real estate:
Net investment income	12.0%	19	4.3%	8	6.8%	18
Net realized gains (losses)	0.1%	0	0.0%	(0)	2.9%	8
Net investment results	12.1%	19	4.3%	8	9.7%	26
Related assets at year end		138		174		227
Loans:
Net investment income	8.0%	42	5.3%	29	5.9%	30
Net realized gains (losses)	0.0%	0	0.0%	0	0.0%	(0)
Net investment results	8.0%	42	5.3%	29	5.9%	30
Related assets at year end		432		630		469
Other assets and cash and cash equivalents:
Net investment income	1.9%	42	3.0%	64	3.9%	69
Net realized gains (losses)	0.2%	5	(0.9%)	(20)	3.0%	53
Net investment results	2.1%	47	2.1%	43	6.9%	122
Related assets at year end		2,040		2,292		1,897
Total invested assets:
Net investment income	3.9%	381	4.1%	386	4.6%	418
Net realized gains (losses)	1.0%	101	0.2%	20	0.6%	54
Net investment results	4.9%	482	4.3%	406	5.2%	472
Total Invested assets at year end		9,426		9,537		9,354

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

Property & Casualty
     Claims Reserves

Establishment of claims reserves

AXA is required to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses that arise from its Property & Casualty and International Insurance operations. AXA establishes its gross insurance liabilities, or claims reserves, by product, type of insurance coverage and year, and charges them to income as incurred.

Claims reserves (also referred to as “loss reserves”) fall into two categories namely:

  Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are based on undiscounted estimates of the future claims payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and
  Reserves for incurred but not yet reported (“IBNR”) claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves include the expenses associated with claims settlement, necessary to bring claims to final settlement.

The process of estimating the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as (i) development in claims between the amount estimated and actual experience; (ii) changes arising from the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year end; (iii) judicial trends; (iv) regulatory changes; and (v) inflation and foreign currency fluctuations.

As a result, actual losses may deviate from the original gross reserves established. Consequently, the reserve may be re-estimated on the basis of information becoming available. Any adjustment resulting from change in claims reserves is recorded in the financial statements of the relevant period.

AXA continually reviews the adequacy of established claims reserves, including claims development, and actual claims experience compared to initial assumptions used to estimate initial gross claims reserve. Based on current information available in the preparation of the consolidated financial statements included in this annual report, AXA believes that these provisions are sufficient.

The information within this section sets forth separately (i) AXA’s Property & Casualty insurance operations including the Property & Casualty segment operations and AXA Corporate Solutions Assurance within the International Insurance segment, and (ii) AXA RE business in the International Insurance segment.

In accordance with prior years’ presentation, AXA RE’s information is provided separately because: (i) AXA RE’s business consists of insurance assumed from other insurers, (ii) the type of insurance and the nature of the risks and exposures covered by AXA RE is different compared to the direct insurance coverage provided by AXA’s Property & Casualty insurance operations and AXA Corporate Solutions Assurance, (iii) a portion of this business is ceded to other reinsurers through retrocession programs which are monitored separately within the reinsurance operations, and (iv) the claims are accounted for on an “underwriting year basis” covering a 24-month period rather than on an “accident year basis” covering a 12-month period.

DESCRIPTION OF BUSINESS 103

[	Description of business

Property & Casualty and International Insurance (excluding AXA RE)

AXA does not discount its reserves for claims and claims expenses except for disability claims for which a final settlement has been agreed upon and payments are fixed over a period of time. The disability claims reserves have not been included in the Loss Reserve Development Table, since these are similar to structured settlements.

AXA’s French Property & Casualty operations underwrite construction coverage with a ten-year contract term. In accordance with the French regulations, a specific provision is added to the claims reserves based on methodology established by the French government. This reserve is in addition to each single notified claim. The construction reserves and catastrophe equalization reserves were excluded from the Loss Reserve Development table because such reserves do not provide any indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA. In addition, local regulations require certain AXA Property & Casualty operation to establish equalization reserves specific to catastrophe risks.

The Property & Casualty loss reserves that were excluded from the Loss Reserve Development Table amounted to €4,8 million and represented 12.8% of total gross Property & Casualty insurance liabilities at December 31, 2004 (2003: 14.4%). For further information, refer to the “Reconciliation of Loss Reserves to Consolidated Financial Statements” table following the Loss Reserve Development tables.

The loss reserve development table presents the claims reserve development for calendar years 1994 through 2004, as determined in accordance with French GAAP. The first row captionned “gross reserves for unpaid claims and claims expenses” represents the original gross claims reserve liability reported at the balance sheet date for the year indicated. The third row captionned “paid (cumulative)” represents the cumulative amounts paid as of the end of each year with respect to the original gross claims reserve liability reported. The fourth row captionned “Reserve re-estimated” represents the previously recorded liability as adjusted (re-estimated) based on claims experience as of the end of each year. Estimates are adjusted, as more information on unsettled claims becomes known from time to time to unsettled claims. For example, the gross claims reserve as at December 31, 1996 was originally €5,847 and increased by €12,943 million to €18,790 million primarily due to the UAP acquisition in 1997. By the end of 2004, aggregate amounts paid were €12,143 million and the original gross claims reserve had been re-estimated to be €16,272 million at December 31, 2004. The “cumulative redundancy (deficiency)” for each year represents the aggregate amount by which the original gross claims reserve liability as of that year-end has changed in subsequent periods.

LOSS RESERVE DEVELOPMENT TABLE: PROPERTY & CASUALTY INCLUDING
INTERNATIONAL INSURANCE OPERATIONS (EXCEPT FOR AXA RE)							(in euro millions except percentages)

	At December 31,
	1994	1995	1996	1997 (b)	1998	1999 (c)	2000	2001	2002	2003	2004 (d)

Gross reserves for unpaid claims
and claims expenses developed
initially at the booking date (d)	5,595	5,712	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128
Gross reserves for unpaid claims
and claims expenses developed
in 2004 (d)	14,995	14,682	18,790	21,769	22,481	24,892	25,765	27,225	27,872	28,237	29,128
Paid (cumulative) at:
One year later	1,419	1,305	1,388	4,737	4,745	7,727	6,807	6,715	6,371	6,075
Two years later	2,044	1,684	5,759	6,632	6,818	11,184	10,302	9,900	9,554
Three years later	2,368	6,898	7,327	8,087	9,361	13,474	12,378	12,440
Four years later	7,082	8,123	8,351	10,338	10,632	14,798	14,220
Five years later	8,089	8,917	10,619	11,218	11,384	16,239
Six years later	8,591	9,075	11,187	11,512	12,435
Seven years later	8,799	9,615	11,387	12,508
Eight years later	9,079	9,660	12,143
Nine years later	9,079	10,114
Ten years later	9,446
Reserve re-estimated at:
One year later	5,303	5,607	5,537	19,425	19,040	23,041	27,069	27,425	26,856	27,527
Two years later	5,177	5,477	13,881	17,510	19,407	26,294	25,919	25,718	26,219
Three years later	5,278	13,376	13,864	17,971	22,048	25,542	24,864	25,610
Four years later	12,353	13,303	14,214	20,162	21,485	24,409	24,665
Five years later	12,160	13,730	16,742	19,873	20,804	24,304
Six years later	12,490	13,472	16,439	19,052	20,820
Seven years later	12,323	13,273	16,024	19,293
Eight years later	12,166	12,905	16,272
Nine years later	11,835	13,028
Ten years later	11,969
Cumulative redundancy (deficiency)
from the initial gross reserves in
excess of re-estimated gross reserves:
Amount (a)	3,026	1,654	2,518	2,476	1,661	588	1,101	1,616	1,653	710	na
Percent (a)	20.2%	11.3%	13.4%	11.4%	7.4%	2.4%	4.3%	5.9%	5.9%	2.5%	na

(a)	It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	AXA acquired Compagnie UAP (“UAP”) on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claims reserves and claim expenses of UAP’s Property & Casualty operations are included in the year end reserves as at December, 31, 1997 and thereafter. Cumulative payments and reserve development for the 1998 year and thereafter include the development of the integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP is not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.
(c)	AXA acquired GRE in May 1999. The operations of GRE have been integrated within AXA. At time of acquisition the gross reserves totalled €5.6 billion.
(d)	In 2004, the companies AXA Corporate Solution US, AXA RE P&C Insurance company and AXA RE P&C Reinsurance company were transferred from AXA RE to the Other transnational activities.
The reserves of AXA Corporate Solution Insurance US were presented on an occuring year basis and included in Property & Casualty loss reserve development table (excluding AXA RE).
The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

The majority of the business of the Property & Casualty insurance operations is short tail and, therefore, losses develop and are paid relatively quickly. In 2004, approximately 40% of the claims charges were paid in the year that the claim event occurred (2003: 39%).

In respect of the direct insurance business in 2003, there were no notable changes in the claims payment patterns. In addition, (i) there have been no significant changes in assumptions during the current year, and (ii), in 2004, the company AXA Corporate Solution Insurance US was transferred from the reinsurance business to International Insurance activities.

DESCRIPTION OF BUSINESS 105

[	Description of business

AXA RE

LOSS RESERVE DEVELOPMENT TABLE - AXA RE							(in euro millions except percentages)

	At December 31,
	1994	1995 (c)	1996	1997 (b)	1998	1999 (c)	2000	2001 (d)	2002	2003	2004 (e)

Gross reserves for claims
expenses in Balance Sheet
developed initially (a)	1,496	2,451	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314
Gross reserves for claims
expenses in Balance Sheet
developed in 2004 (e)	1,496	2,451	2,646	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314
Initial retroceded reserves	(201)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	–
Retroceded reserves in 2004 (e)	(201)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(490)	(410)
Initial net claims reserves in
excess of (less than) re-estimated
net claims reserves:	1,295	2,189	2,450	2,595	2,644	2,966	3,060	4,216	3,758	3,252	2,904
Paid (cumulative) at:
One year later	374	602	615	583	956	1,165	1,218	1,987	1,441	950
Two years later	566	1,008	965	1,094	1,594	1,893	1,860	3,198	2,113
Three years later	737	1,221	1,230	1,430	2,000	2,265	2,449	3,603
Four years later	849	1,410	1,427	1,685	2,232	2,779	2,549
Five years later	935	1,548	1,586	1,815	2,677	2,726
Six years later	1,037	1,677	1,689	2,101	2,566
Seven years later	1,106	1,759	1,953	1,971
Eight years later	1,156	2,000	1,813
Nine years later	1,288	1,856
Ten years later	1,203
Reserve re-estimated at:
One year later	1,558	2,811	2,970	2,945	3,743	3,969	4,199	5,922	5,012	3,438
Two years later	1,549	2,917	2,829	3,159	3,817	4,105	4,061	6,183	4,163
Three years later	1,675	2,774	2,891	3,168	3,772	3,955	4,034	5,314
Four years later	1,643	2,818	2,844	3,045	3,643	4,027	3,817
Five years later	1,653	2,755	2,754	2,941	3,722	3,755
Six years later	1,681	2,678	2,612	2,964	3,444
Seven years later	1,622	2,558	2,692	2,724
Eight years later	1,552	2,653	2,468
Nine years later	1,688	2,452
Ten years later	1,503
Cumulative redundancy (deficiency)
from the initial gross claims reserves
in excess of (less than) re-estimated
gross claims reserves	(7)	(1)	178	156	(384)	(359)	(364)	554	615	304
Re-estimated retroceded reserves	126	229	229	335	488	412	367	1,095	703	295
Premium adjustment (b)	268	525	569	634	719	1,023	1,266	1,367	1,260	536
Re-estimated net claims reserves:	1,109	1,698	1,670	1,755	2,237	2,320	2,184	2,852	2,200	2,607
Initial net claims reserves in excess of
(less than) re-estimated net claims reserves:
Amount (a)	186	491	780	840	407	646	876	1,364	1,558	645	na
Percent of original net reserve (a)	14.4%	22.4%	31.8%	32.4%	15.4%	21.8%	28.6%	32.4%	41.5%	19.8%	na

(a)	The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(c)	Includes the claims reserves of Abeille Re acquired in 1995.
(d)	In 2001, the claims reserve of AXA RE were adversely affected by the September 11th attacks.
(e)	In 2004, the companies AXA Corporate Solution Insurance US, AXA RE P&C Insurance company and AXA RE P&C Reinsurance company were transferred from AXA RE to the Other transnational activities. The reserves of AXA Corporate Solution Insurance US were presented on an occuring year basis and included in Property & Casualty loss reserve development table (excluding AXA RE). The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

Reconciliation of loss reserves developed to consolidated financial statements

The following table reconciles the gross insurance liabilities, e.g., the gross claims reserves including claim expenses, in the loss development tables presented above to that presented in the AXA’s consolidated financial statements (refer to Note 19).

	(in euro millions)

	At December 31,
	2004	2003

Total gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE)	26,128	27,825
AXA RE (a)	3,314	4,200
Total gross claims and other reserves developed	32,442	32,025
Gross claims and other reserves not developed
Equalization reserves	407	397
Other reserves (b)	4,150	4,991
Total gross claims and other reserves excluding Life & Savings Segment	37,199	37,413
Claims and other reserves for Life & Savings Segment	7,871	7,624
Claims reserves, including other reserves, gross of reinsurance	45,070	45,037

(a)	Total gross claims and other reserves developed are presented on the loss reserve development basis: The reserves of AXA Corporate Solution Insurance US were included in Property & Casualty and International Insurance loss reserve. The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company ( 460 million) were included in AXA RE.
(b)	Of which Future policy benefits or annuity claims (€ 1,950 million), construction reserves (€ 1,056 million) and reserves on acceptations (€ 975 million).

DESCRIPTION OF BUSINESS 107

2004 Investment Strategy	110

Liquidity and capital resources	111

[	Investment Strategy

2004 Investment Strategy

Significant acquisitions

On July 8, 2004, following the receipt of all required regulatory approvals and the satisfaction of all conditions to the merger agreement, AXA Financial, Inc. has finalized the acquisition of the MONY Group, Inc. (“MONY”), including MONY Life, MONY Life of America, Enterprise Capital Management, Advest and MONY Partner. This acquisition reinforces AXA Financial Life & Savings and asset management activities and will enable AXA to greatly expand its presence and influence in the U.S. market for financial advice, by increasing its multi-channel distribution networks and client bases. Following this acquisition, AXA Financial, Inc holds 100% of the MONY Group, Inc.

In 2003 and in 2002, AXA has undertaken no major acquisitions.

On January 2, 2001, so as to finalize the exchange offer realized in December 2000 on the shares held through AXA Financial minority interests, AXA Merger Corp., the entity created to manage the acquisition process, has been absorbed. On this occasion, the shares still held by the public have each induced a 35.75 dollars cash payment and a conversion into 0.295 “AXA American Depositary Share” (ADS), thus producing a 737 million euros increase in AXA shareholders’ equity. Following this operation, AXA now holds 100% of AXA Financial equity.

In 2000:

  AXA Nichidan. In order to develop its activity on the strategic Asian market, AXA has acquired over 95% of Nippon Dantai Life Insurance Company Ltd. (“Nippon Dantai”). As a result of this acquisition, AXA increased significantly its presence in the Japanese life and savings insurance market as Nippon Dantai was the 13th largest life insurance company and the 2nd largest stock life (non mutual) insurance company in Japan at that time. Following this acquisition, Nippon Dantai has been absorbed by AXA Insurance Holding Co. Ltd., its activity being split between AXA Life Insurance Co. Ltd. and AXA Group Life Insurance Co. Ltd.
  Sanford Bernstein. Alliance Capital Management L.P. (“Alliance Capital”), a subsidiary of AXA Financial, has acquired Sanford C. Bernstein, Inc., a US-based asset manager with assets under management of approximately 90 billion dollars (96 billion euros).
  Minority interests buy-out. AXA has continued its reinforcement strategy through the buy-out of minority interests. AXA has thus acquired the minority interests in AXA UK Holdings (43.8%), previously named Sun Life & Provincial Holdings, in the United Kingdom, in AXA Financial, Inc. (39.9%) in the United States and in AXA China Region (26%), subsidiary based in Hong Kong and owned by AXA Asia Pacific Holdings in which AXA has a 51% voting interest.
  In 1999, Guardian Royal Exchange. AXA has acquired the group Guardian Royal Exchange (“GRE”), through AXA UK Holdings, previously named Sun Life & Provincial Holdings. Based in London, GRE’s insurance operations were located in the United Kingdom, Ireland and Germany. Pursuant to this acquisition, AXA has reinforced its presence in these countries, especially on the health, property and casualty market in the UK.
  In 1998, Royale Belge and ANHYP. AXA has acquired the remaining 51% minority interests in Royale Belge (subsequently renamed AXA Belgium) through a public exchange offer. In the same year, AXA Belgium acquired a Belgian bank, ANYHP, through a public acquisition offer. In January 2000, ANYHP was merged with AXA’s existing Belgian Bank, IPPA, to create AXA Bank Belgium.
  In 1997, Compagnie UAP. AXA has acquired Compagnie UAP (a French holding company for a group of insurance and financial services companies) through a public exchange offer. This acquisition increased significantly AXA’s operations on the life and savings as well as on the property and casualty markets in Western Europe.
  In 1995, AXA Asia Pacific Holdings (previously National Mutual Holdings). AXA acquired a controlling equity interest in National Mutual Holdings (renamed AXA Asia Pacific Holdings), in connection with the demutualization of its subsidiary National Mutual Life Association of Australasia (“National Mutual Life”).

  In 1991, AXA Financial, Inc. (previously Equitable Holdings Companies Inc.). AXA invested 1 billion dollars in The Equitable Life Assurance Society of the United States (“Equitable Life”), in anticipation of Equitable’s Life demutualization. Following the demutualization of Equitable Life in 1992, AXA’s initial investment was converted into a controlling equity interests in The Equitable Holding Companies, Inc. (renamed AXA Financial, Inc.), the holding of Equitable Life.

Significant divestitures

Over the past years, AXA has also sold a number of non-strategic assets and operations that are summarized below:

  In 2001, Banque Worms (France). The sale of Banque Worms to Deutsche Bank was completed on April 2 2001. Under the terms of the agreement, AXA has retained some of Banque Worms’ business assets, including those related to discontinued businesses, as well as the majority of its investment securities portfolio.
  In 2000, Donaldson, Lufkin & Jenrette (United States).
  On November 3, 2000, AXA sold the investment bank Donaldson, Lufkin & Jenrette (“DLJ”) to Crédit Suisse Group for 7.3 billion dollars (8.4 billion euros at the date of the operation). The consideration included cash for 2.4 billion dollars and 25.7 million shares from the Crédit Suisse Group (6.4 million were immediately sold, the remaining 19.3 million shares have been sold in January 2001).

AXA keeps considering opportunities that will increase the size and geographical diversity of its worldwide operations in insurance and asset management.

Liquidity
    and capital resources

Over the past several years, AXA has expanded its Insurance and Asset Management operations through a combination of acquisitions, joint ventures, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, co-ordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial Inc., AXA Asia Pacific Holdings and AXA UK Plc. are also holding companies and are dependent on dividends received from their own subsidiaries for funds to meet their obligations. Operating entities have to meet multiple regulatory constraints, in particular a minimum solvency ratio. Dividend distribution of entities to AXA parent company are sized taking into consideration these constraints as well as potential future regulation evolution. However, based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA’s insurance operations

The principal sources of funds for AXA’s insurance operations are premiums, investment income and proceeds from sales of invested assets. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses, and to purchase investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they fall due.

INVESTMENT STRATEGY 111

[	Investment Strategy

Life & Savings
Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits specifically on variable annuity business (see “Description of Business – Life & Savings – Surrenders”).

AXA’s investment strategy is designed to match the net investment results (the investment yield) and the estimated maturity of its investments with expected payments on insurance contracts. AXA regularly monitors the valuation and maturity of its investments and the performance of its financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

Property & Casualty and International Insurance
Liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience (see “Description of business – Claims Reserves”).

Insurance cash flows are generally positive and can be slightly negative in the case of exceptional events. A portion of the assets is invested in liquid, short-term bonds and other listed securities in order to avoid additional liquidity risk that may arise from such events. In the event of large catastrophic or other losses, AXA’s Property & Casualty operations would be able to liquidate a certain amount of their investment portfolios.

Asset Management and Financial Services
The principal sources of liquidity relating to these operations are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), credit facilities and other borrowings from credit institutions.

The financing needs of asset management subsidiaries arise from their activities, which require working capital, in particular to finance prepaid commissions on some mutual fund-type products.

Sources of liquidity

At December 31, 2004, AXA’s consolidated balance sheet included cash and cash equivalents of €18.7 billion (2003: € 19.4 billion), excluding bank overdrafts of €0.6 billion in 2004, (2003: €1.0 billion). The Company (statutory accounts) had cash and cash equivalents of €1,008 million at December 31, 2004, versus €1,851 million a year earlier. The Company did not have any amounts outstanding on bank overdrafts at December 31, 2004.

On a consolidated basis, the aggregate principal payments required to be made on subordinated and non-subordinated debt instruments issued for 2005 and the four years thereafter amount to €1,238 million in 2005, €315 million in 2006, €367 million in 2007, €258 million in 2008 and €45 million in 2009. The remaining €11,017 million matures after 2009. Off-balance sheet commitments are discussed in Note 29 to the consolidated financial statements.

As part of its risk control environment, AXA has for a number of years paid constant attention to contractual clauses, particularly those that may lead to early redemption. A large proportion of AXA’s debts consist of subordinated bonds with no early redemption clauses, except in the event of liquidation. Early redemption clauses (puts, default triggers, rating triggers) are in general avoided by AXA. However, when market practice makes them unavoidable, AXA has a centralised method of monitoring these clauses. To date, AXA is not exposed to early redemption clauses that could have a significant impact on its financial structure.

Subordinated debt
At December 31, 2004, the Company (statutory accounts) had outstanding subordinated debt of €9,013 million, or €8,393 million taking into account a €620 million reduction for the impact of foreign exchange derivative instruments.

On a consolidated basis at December 31, 2004, AXA’s total outstanding subordinated debt totalled €9,855 million, after taking into account all intra-group eliminations, or €9,235 million after taking into account a €620 million decrease relating to foreign exchange derivative instruments (2003: € 8,980 million, €8,453 million and €527 million respectively).

The increase of €782 million in 2004 (after the impact of foreign exchange derivative instruments), or €974 million at constant exchange rates, was mainly due, within the content of the EMTN (Euro Medium Term Note) to the issue of (i) €625 million of undated deeply subordinated notes (“Titres Super Subordonnés”) (ii) $375 million of subordinated debts (€301 million) and €125 million. Forestalling partly the refinancing of the debt maturing in 2005 and after, these issues allowed the Group to benefit from very favourable and unprecedented credit spread conditions and to improve its liquidity by further extending the average maturity of debt and by the strengthening hybrid capital through non-dated subordinated issues.

This increase was partly offset by the positive impact from foreign exchange derivatives (€93 million) due to the strengthening of euro against other currencies.

At December 31, 2004, as 2003 and 2002, the potential number of ordinary shares to be issued upon conversion of AXA’s total outstanding subordinated convertible debt was around 64.3 million.

For further information, refer to Note 17 to the consolidated financial statements.

Non-subordinated debt instruments
At December 31, 2004, the Company (statutory accounts) had outstanding non-subordinated debt instruments of €1,414 million, a decrease of €2,009 million from €3,423 million at December 31, 2003. The decrease in 2004 was mainly due to the repayment of €1,406 million of ORAN bonds issued in 2003, the redemption of senior bonds issued in 2002 (€312 million) and the repayment of all French Commercial Paper (€120 million).

On a consolidated basis, AXA’s total outstanding issued non-subordinated debt amounted to €3,639 million at December 31, 2004, a decrease of €1,517 million from the €5,156 million figure a year earlier. Of the total non-subordinated debt outstanding at December 31, 2004, the amounts classified as financing debt and operating debt equalled €2,964 million and €675 million, respectively (2003: €4,459 million, and €697 million respectively). On a constant exchange rate basis, the decrease was €1,325 million and was primarily attributable to the decrease of financing debts (€–1,327 million) due the following factors:

  the redemption July 22nd, 2004 of ORANs bonds issued by AXA in September 2003 in order to finance the acquisition of MONY (each ORAN will be redeemed by the issuance of one new ordinary AXA share, €1,389 million after the elimination of intragroup financing), the redemption of senior bonds (€312 million) issued in 2002 and related to the Euro Medium Term Note program (€312 million), the refund of all French Commercial Paper (€120 million),
  the refund at maturity date of the AXA Financial’s senior bonds (€237 million), partly offset by the consolidation of AXA Financial’s senior bonds (€463 million) and Equitable Life (€220 million) relate to MONY transaction

Of AXA’s total outstanding debt at December 31, 2004, short-term debt (maturity of 1 year or less) equalled €599 million (2003: €2,355 million of which €1,389 consisting of ORAN bonds).

For further information see Note 21 to the consolidated financial statements.

Amounts owed to credit institutions
On a consolidated basis at December 31, 2004, amounts owed by the Company and its subsidiaries to credit institutions totalled €5,172 million as compared to €3,851 million at December 31, 2003, or an increase of €1,321 million. Of the total amounts owed to credit institutions outstanding at December 31, 2004, financing and operating debts (including bank overdrafts for €636 million), represented €17 million and €5,155 million, respectively. The increase of €1,321 million was attributable primarily to the following items:

  increase in AXA Bank Belgium debt in 2004 (€+2,037 million) in relation to the securities sold under repurchase agreement which amounted to €3,464 million. Such instruments are used to manage the liquidity risk of the Belgian bank, reduction of AXA Banque’s operating debt (€176 million),
  decrease of German operating debts of €190 million further to the disposal of AXA Bausparkasse, reduction of bank overdrafts by around €380 million across the Group.

For further information refer to Note 22 to the consolidated financial statements.

Issuance of ordinary shares
The information provided below is given on a post 4-for-1 stock split basis:

  since 1994, AXA has regularly offered shares to its employees. In 2004, AXA employees invested a total of €255 million in the employee stock ownership program (€22.5 million in July 2004 and €232.1 million in December 2004) resulting in the issuance of 18.9 million AXA ordinary shares. At December 31, 2004, AXA employees held approximately 5.11% of AXA ordinary shares (including ADSs) compared to 4.8% at December 31, 2003, in addition, during 2004, approximately 1.2 million ordinary shares were issued in connection with the exercise of AXA share options in 2004 (2003: 0.8 million ordinary shares).

INVESTMENT STRATEGY 113

[	Investment Strategy

At December 31, 2004, the number of treasury shares held by AXA subsidiaries fell by 7.6 million with respect to December 31, 2003. At December 31, 2004, AXA held approximately 22 million of its ordinary shares at a book value of €298 million, or 1.16% of the total outstanding ordinary shares. These shares are allocated principally to the AXA Financial stock-option program, where options have been granted to AXA Financial employees to acquire AXA ADRs.

The ORANs1 issued by AXA to finance the acquisition of MONY were redeemable July 22nd, 2004 by the issuance of one new ordinary AXA share for each ORAN. Consequently, AXA’s subsidiaries received 1.4 million of AXA additional shares.

In 2004, AXA sold 9 million shares drawing a realized loss of €27 million (€1.3 million in 2003 and nil in 2002) which 6.7 million shares sold to FINAXA. These shares were principally allocated to the AXA Financial stock-option program; these shares do not need to be allocated to this program anymore given the new hedging strategy implemented.

As a part of an overall rebalancing of the hedge of its purchase stock options plans, AXA Financial Inc. purchased on November 22, 2004, approximately 26 million call options on the AXA ADR (American Depositary Receipt), for a total premium of $ 89 million. The purpose of the hedge is to protect the Group against an increase in the AXA share price and depreciation of the US dollar versus Euro. As a consequence of this rebalancing of its hedging strategy, the AXA Group sold 6.7 million of treasury shares for a total amount of €120 million.

As the result of successful completion of the merger of MONY with AXA Financial Inc., the ORANs redeemable into either shares or cash issued by AXA in September 2003 to finance the MONY acquisition were redeemed on July 22, 2004 by the issuance of 110,245,309 new AXA Shares. Each ORAN holder received in addition, on July 22, 2004, a “final interest” amount equal to Euro 0.38 per ORAN, i.e. the equivalent of the dividend paid by AXA on its shares on May 3, 2004 (€42 million).

Dividends received
Dividends paid to the Company were approximately € 970 million in 2004 (2003: €1,109 million, 2002: € 1,481 million), of which approximately €121 million were in currencies other than the euro (2003: €250 million, 2002: €387 million). The net decrease in dividends received during 2004 is principally due to (i) the absence of dividends paid by AXA Financial in 2004 (vs €174 million in 2003), as its cash-flows were principally used to redeem debts and finance part of the MONY acquisition and (ii) the decrease of the dividend payment of AXA Participations II (€–135 million) as it did not realised capital gains in 2003. This decrease is partly offset by the payment of (i) a €46 million non-recurring dividend from AXA ONA (ii) a €10 million from AXA Canada, (iii) a €35 million dividend from AXA Italia, and (iv) dividend payments from AXA Holding Belgium and AXA Aurora dividends for respectively €28 million and €25 million. AXA France Assurance dividend remained stable to €580 million.

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see Note 33 to the consolidated financial statements.

The Company anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends, debt service and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

Uses of funds

Interest paid by the Company in 2004 totalled €561 million (2003: €487 million, 2002: €564 million) or €240 million after derivative instruments used to hedge the Company’s financial charges (2003: €252 million, 2002: €311 million). The Company’s annual interest expense is expected to be approximately €240 million, after taking into account hedging instruments, during each of the next three years. On a consolidated basis, total interest paid in cash in 2004 was € 845 million (2003: €835 million, 2002: €894 million) or

(1) Bonds redemable either in shares or in cash.

€ 583 million after derivative instruments (2003: €600 million). In 2004, this amount include the payment of “final interest” relating to ORANs (€42 million).

Dividends paid to AXA shareholders in 2004 totalled €676 million in respect of the 2003 financial year, or €0.38 per ordinary share, versus €0.34 per share paid in respect of the 2002 financial year (€599 million in total). All dividends in respect of the financial years ended in 2003 and 2002 were paid in cash.

Solvency margins and risk based capital

Each insurance company within AXA is required by regulations in the local jurisdictions to maintain minimum levels of capital adequacy and solvency margin. The primary objective of the solvency margin requirements is to protect policyholders. AXA’s insurance subsidiaries are in compliance with the applicable solvency requirements.

The solvency and capital adequacy margins in general are calculated based on a formula that contains variables for expenses, inflation, investment earnings, death, disability claims, surrenders, premium dormancy and policyholder options, distribution of assets among investment categories, and the matching of specific categories of assets and liabilities.

In addition, a European Directive dated October 27, 1998 requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

The adjusted solvency ratio is approximately 242% at December 31, 2004, compared to 212% at December 31, 2003 on a basis of Solvency I rules, which were effective as of January 1, 2004 and taking into account a portion of future profits generated by the in force life insurance contracts as advised by the 2002.12 Directive dated March 5, 2002.

The new requirements are regulated in France by the Commission de Contrôles des Assurances, des Mutuelles et des Institutions de Prévoyance.

Certain AXA subsidiaries with financial services activities must comply with various French and European regulations that require each to maintain, depending on its area of activity (bank, credit establishment or other), a minimum liquidity ratio or a minimum solvency ratio.

Subsequent events after December 31, 2004, affecting AXA’s liquidity

In AXA’s ordinary general meeting of shareholders, to be held on April 28, 2005, a dividend of €1,164 million (€0.61 per share) in respect of the 2004 financial year will be proposed for approval to shareholders.

INVESTMENT STRATEGY 115

The Risk Management Organization	118

Market risks	120

Controlling exposure
and insurance risk	127

Credit risks	130

Operational risks	132

[	Risk Management

The Risk Management
     Organization

Within the Finance Department, the aim of Risk Management is to identify, quantify and manage the main risks to which the Group is exposed. To achieve this, the Risk Management Department develops and uses various methods and tools to assess and monitor risk.

These systems and tools allow optimal management of risks taken by the Group and, by facilitating a more accurate assessment of risk exposure, help to reduce earnings volatility and to optimize the Group’s allocation of capital to its various businesses.

Within the AXA Group, Risk Management is co-ordinated by a central team, supported by local Risk Management teams within each operational entity.

Risk Management principles and priorities

In order to have a tangible and measurable contribution to the Group’s activities, Risk Management has three key characteristics.

  Pragmatic: focusing on clearly identified priorities;
  Operational: working as closely as possible with the Group’s activities; and
  Decentralized: based on the subsidiarity principle, in line with the Group’s general organization.

Risk Management has five main priorities:

  Co-ordination and monitoring asset-liability management (ALM) and carrying out Economic Capital work;
  Approving new products prior to launch and promoting product innovation;
  Controlling insurance exposures, in particular reviewing reserves and optimizing reinsurance strategies;
  Managing information systems: projection, simulation, risk assessment and consolidation; and
  Identifying and assessing operational risk.

The AXA Group’s Risk Management entities:
AXA Cessions and Group Risk Management

The Group’s Risk Management structure is mainly based around two entities: the Group Risk Management (GRM) department and AXA Cessions.

AXA   Cessions   advises   and   accompanies   the   Group’s property   and   casualty   companies   with   their   reinsurance strategy   and   centralizes   the   Group’s   purchasing   of reinsurance. Its role is defined more precisely below.

Group Risk Management (GRM), under the authority of the Group Chief Risk Officer, is responsible for defining AXA’s standards as regards risk. This includes developing and deploying tools for assessing and managing risk. GRM also co-ordinates risk detection and management at the Group level, and indirectly at the subsidiaries’ level. In particular, this includes all procedures for reporting risk and consolidating risk at Group level. GRM co-ordinates the local Risk Management teams of the Group’s various subsidiaries. In line with Group governance principles, this co-ordination focuses on minimum Group-wide requirements defined by GRM in terms of organization, resources and results.

Local teams

Local Risk Management teams are in charge of applying AXA risk management standards and implementing the minimum requirements set by GRM.

The Risk Management departments of operational entities are managed by local Chief Risk Officers, who report directly to local CFOs. The roles and responsibilities of local Risk Management departments are formally approved by local executive committees. These roles and responsibilities comply with the Group’s Risk Management priorities (see above).

  Leadership of efforts to determine the Economic Capital of local entities and development of the necessary tools. The Risk Management department performs these tasks using a uniform set of techniques including stochastic models. These modelling techniques allow an assessment of AXA’s risk exposure based on a the large number of scenarios examined in this type of approach. These tools complement more traditional deterministic forecasting tools, such as stress scenarios. Besides the specific conclusions for each product line and each unit, these analyses indicate that AXA has a significant surplus of assets in excess of the economic capital required to cover a level of assumed risks consistent with an AA credit rating. This favorable situation is attributable primarily to the diversification of risks between the various businesses and countries in which AXA operates.
  Controlling the implementation of ALM policies, and in particular monitoring the strategic asset allocation of local entities (see section “Management processes”).
  Implementing pre-launch product approval procedures, and in particular reviewing risk-adjusted profitability analyses (see section “Pre-launch product appoval and exposure monitoring”).
  Reviewing local technical reserves and optimizing entities’ reinsurance strategy (see section “Monitoring of Property & Casualty reserves”).
  Working with local internal audit teams to identify and quantify the main operational risks (see section “Operational risk / General principles”).
  Implementing the risk reporting system requested by Group Risk Management.

RISK MANAGEMENT 119

[	Risk Management

Market Risks

AXA is exposed to financial market risks through its financial protection business and through its financing its activities as part of its debt management. These two distinct sets of risks can be summarized as follows:

Asset-liability management of insurance portfolios

One of the basic functions of the insurance business is to invest premiums received from customers with a view to settling any losses that might occur. The way these premiums are invested must take into account the way in which any losses will be settled. This is the role of asset-liability management. In an effort to protect and enhance shareholder value, AXA actively manages its exposure to market risks.

Primary responsibility for risk management, including market risk, rests with the Group’s local subsidiaries, which have the best knowledge of their products, policyholders and risk profile. This approach allows subsidiaries to react in a timely manner to changes in financial markets, insurance cycles and the political and economic environment in which they operate.

Many risk management techniques are used to control and mitigate the market risks to which the AXA Group’s operating entities and the Group itself are exposed, through:

  ALM, and in particular the definition of optimal strategic asset allocations.
  Hedging of financial risks when they exceed the tolerance levels set by the Group. Products needed to set up hedging programs involving derivative instruments are designed with the assistance of the Group’s specialist asset management teams (AXA Investment Managers and Alliance Capital).
  Reinsurance is also used to mitigate financial risks.
  The overall balance of the product range leads to some natural hedging effects between different products.
  Exposure analyses are carried out to monitor certain specifically identified risks.

AXA’s exposure to market risk is reduced by its broad range of operations and geographical positions, which provides good risk diversification. Furthermore, a large portion of AXA’s Life & Savings operations involve unit-linked products, in which most of the financial risk is borne directly by policyholders.

ALM figures and information on the AXA Group’s main implementation, co-ordination and control processes are set out below.

Asset-liability and market risk management General quantitative information
There is a clear distinction between the issues involved in the Life & Savings and Property & Casualty businesses.

Description of Life & Savings insurance reserves.
Risk profiles

The market risks to which Life & Savings subsidiaries are exposed arise from a number of factors:

  A decline in returns on assets (due in particular to a sustained fall in yields on fixed-income investments or in the equity market) could reduce the investment margin if the return on new invested assets is not sufficient to cover contractual interest rates payable to life insurance policyholders.
  A rise in yields on fixed-income investments reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin and surrender levels on certain contracts, if competitive pressures lead to higher rates of policyholder profit participation on new contracts.
  A decline in equity and real estate prices may reduce the level of unrealized capital gains and available surpluses.
  Exposure to foreign exchange risk is generally limited for the Group’s life insurance companies. Foreign currency commitments are matched to a large extent by assets in the same currency.

The policies put in place to manage these risks are tailored to each product type and the risks relating to it.

The percentages provided below, relating to the allocation of life insurance reserves by product type and thus AXA’s obligations to its policyholders, are derived from management data:

  23% of AXA’s life insurance mathematical reserves cover separate-account (unit-linked) products that do not affect AXA’s risk exposure. On these products, the underlying financial market performance is passed on to policyholders in full. In cases where these products include interest-rate guarantees, they are usually managed by a financial partner within the separate account. Consequently, they do not present any market risk.
  11% of AXA’s life insurance mathematical reserves cover separate-account products with related interest-rate guarantees provided by the insurance company. Suitable risk management policies have been put in place:
    in the United States, dynamic hedging programs are implemented using derivatives to cover guaranteed minimum death benefits and guaranteed annuities (guaranteed minimum income benefits). In addition, products featuring guaranteed annuities are currently reinsured at a rate of 50%.
    When these unit-linked products show a material risk of transfer to products that offer guaranteed-rate annuities, hedging programs that use derivatives are put in place.
  17% of AXA’s life insurance mathematical reserves cover products without guaranteed cash values upon surrender.
    The in force "With-Profit" policies of AXA UK are managed with a significant surplus of free assets, used to adjust performance over the duration of such policies while at the same time reflecting financial market performance in policyholders’ revenues.
    Annuities in the payout phase are usually backed by fixed-income assets with maturities that match the underlying payout schedules, thereby avoiding reinvestment and liquidity risks.
    In the UK, surrender options on guaranteed-rate annuities are monitored through specific analyses and partially covered by interest-rate options.
  11% of AXA’s life insurance reserves are related to products offering one-year guaranteed rates that are updated every year. The risks in event of a sustained fall in interest rates are relatively limited for these types of products, which mainly concern certain French and Japanese contracts. Hedging derivatives programs are often implemented to cover long-term bonds from the risk of an increase of interest rates.
  38% of AXA’s life insurance reserves cover other products. These reserves cover both surrender guarantees and, in some cases, a guaranteed long-term rate. Related risks are managed in the following ways:
    products that are not surrender-sensitive are usually backed by fixed-income investments whose maturities and interest rates are generally sufficient to cover guaranteed benefits so as to reduce the reinvestment risk as far as possible.
    other products are managed with the surplus required to cover guarantees.
    hedging programs that make use of derivatives may be set up to hedge the risk of a fall (floor) or a rise (cap) in interest rates.

RISK MANAGEMENT 121

[	Risk Management

Description and breakdown of Property & Casualty insurance reserves

Property & Casualty technical reserves break down as follows.

Tehnical reserves
December 2004

Personal lines
Motor	10,390
Physical damage	2,324
Other	4,698
SUB-TOTAL	17,412
Commercial lines
Motor	2,068
Physical damage	2,244
Professional liability	5,004
Other	5,408
SUB-TOTAL	14,724
OTHER	1,785
International insurance
Physical damage	2,978
Motor, marine, aviation	2,624
Professional liability	3,437
Assistance	192
Other	1,121
SUB-TOTAL	10,351

The obligations of Property & Casualty insurance companies are much less dependent on asset values than those of Life & Savings companies. Consequently, market fluctuations are fully reflected in their net asset value and fully borne by the shareholder. However, long-tail activities are more sensitive to movements in financial markets. The principal market risks are as follows:

  A rise in bond yields reduces the value of bond portfolios, which may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is related to a rise in inflation.
  Lower yields on fixed-income investments increase the value of bond portfolios, and therefore generally do not present a material risk, with the exception of certain contracts (disability and worker’s compensation income) that provide guaranteed rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products.
  Foreign exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.
  Inflation is a risk, since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

The investments of Property & Casualty insurance companies are therefore managed so as to optimize the return on assets while bearing in mind both the aforementioned risks and the requirements in terms of regulatory solvency and meeting commitments. A large portion of investments is made in liquid bonds, to ensure the payment of exceptional benefits and claims that may arise.

Once these factors have been taken into consideration, there is some capacity to make diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimizes yields while minimizing volatility risk.

Management processes
These processes are carried out in three stages. The first consists of defining general ALM organizational principles, allowing the most effective investment strategy. The second involves implementing investment processes and precise governance principles. The third consists of asset management companies applying the investment strategy.

ALM co-ordination

General organizational principles:

The definition and co-ordination of ALM involves five major stages:

  Detailed analysis of the liability structure by insurance companies.
  Definition and proposal of a strategic asset allocation that factors in the long-term outlook as well as short-term constraints (see below).
  Validation of these strategic allocations by Group Risk Management.
  Implementation of these strategic allocations by insurance companies through the definition of management contracts with asset management companies.
  Stock-picking by asset management companies as part of management contracts.

Long-term outlook:
Long-term analysis is carried out in order to model commitments resulting from insurance policies and to invest assets so that these commitments can be met with a high degree of confidence.

This work is carried out by Risk Management departments (local and central teams) and takes the form of detailed annual analyses that use consistent methods based on deterministic and stochastic scenarios. The aim of these analyses is to maximize the increase in economic value while complying with risk constraints. They are carried out by all significant Group entities, and provide the following information for the main product lines:

  The amount of assets needed to meet commitments in a specific proportion of cases depending on risk tolerance (for example, in 99% of cases over 10 years).
  The present value of future margins generated by insurance portfolios.

This information is compiled for AXA’s insurance operations and for the Group, which allows strategic asset allocation to be monitored and adjusted if necessary.

Short-/medium-term outlook
These analyses are designed to validate AXA’s ability to satisfy capital adequacy requirements over the short and medium terms. These requirements are included as constraints in asset-liability analyses.

This process is based primarily on monitoring and analyzing local and consolidated capital adequacy and solvency margin requirements. It is intended to ensure that AXA complies with its regulatory commitments and makes optimum use of capital resources at all times.

In addition, AXA’s insurance operations are subject to local regulatory requirements in most jurisdictions in which AXA operates. These local regulations prescribe:

  The category, nature and diversification (by issuer, geographical zone and type) of investments.
  The minimum proportion of assets invested in the local currency taking into account technical commitments denominated in this currency (congruence rule).
  In addition, subsidiaries perform simulations on the various regulatory constraints that they have to meet using extreme scenarios for assets (in terms of both the market value of equity securities and interest rate trends). Every six months, these models are sent to the Group’s Finance Department, enabling it to assess the extent of each subsidiary’s financial flexibility. The results are presented to the Finance Committee of AXA’s Supervisory Board on a regular basis.
  ALM constraints are also taken into account when new products are being designed as part of the product approval process (see section “Pre-launch product apporval and exposure monitoring”).

Monitoring investment processes
AXA manages its financial market risk as part of disciplined and organized investment processes.

As stated in the previous section, insurance subsidiaries are responsible for monitoring risks through the use of liability structure analysis and asset-liability matching techniques. They define strategic asset allocation policy, which is implemented by asset management companies appointed via investment management agreements. Insurance subsidiaries are responsible for monitoring and controlling the investment policy carried out on their behalf by these asset management companies.

Risks relating to investments are controlled through an appropriate governance structure and through reliable reporting procedures.

Governance
An Investment Committee, made up of managers from the financial and operational sides of the insurance company and also, in certain cases, representatives of its board of directors, approves investment strategy and assesses the quality of the results obtained.

The investment committees of significant entities systematically include representatives of the AXA Group, and of Group Risk Management in particular.

These investment processes are part of a broader Group-level framework, which includes:

  defining standards for managing investments and assessing asset-liability mismatch risk (see section above), consolidating market risks at Group level.

At Group level, an ALM Co-ordination Committee, supervised by the Group Chief Financial Officer, determines general asset-liability management policy guidelines and evaluates the results, which are then submitted to the Management Board and to the Finance Committee of AXA’s Supervisory Board.

Reporting: quarterly asset reporting
Operating entities produce an asset allocation statement every quarter, to ensure that strategic allocations are being implemented. This allows regular monitoring of certain key ALM indicators.

This work is carried out by local teams and then consolidated by GRM to give an overview for the whole Group and to allow any required action to be taken.

RISK MANAGEMENT 123

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Tactical allocation duties of Group asset management companies (AXA IM and Alliance Capital)

Asset management specialists, primarily AXA subsidiaries (AXA Investment Managers and Alliance Capital), are responsible for day-to-day management of investments. Processes have been put in place in these companies to manage investments without exceeding agreed risk tolerance thresholds stipulated by their client insurance companies in investment management agreements. This organization allows skills required in these activities to be available for the benefit of all Group insurance companies.

All products that involve hedging programs using derivative instruments are designed with the help of dedicated teams at AXA IM and Alliance Capital. This organization means that all entities benefit from the best possible expertise and a high level of legal and operational security in these transactions, which are sometimes complex.

Market risks: financial risks relating to the management of equity and debt

The main financial risks relating to the management of equity and debt are as follows:

  Interest-rate risk.
  Exchange-rate risk.
  Liquidity risk.

The risk of dividend restrictions or limitations on the ability to reduce reserves being imposed by authorities in the countries where AXA operates should also be mentioned. The Group’s operating subsidiaries must comply with local regulations, particularly minimum solvency requirements. As a result, internal dividends pay-outs must take into account these constraints and possible future regulatory changes.

These risks are monitored and dealt with by the Group Central Finance Department. They are managed through independently-defined policies, in order to optimize investment performance.

For the purpose of optimizing investment performance and financial control, the Finance Department has introduced formal management standards, as well as guidelines for monitoring and assessing financial risks in order to measure the positions of each unit in a consistent manner. These standards have been validated by the Management Board.

Monthly reporting that consolidates interest rate, foreign exchange and liquidity exposures, as well as the interest expense of holding companies, is produced by the Finance Department. It reflects the reports submitted by subsidiaries, which are responsible for the quality of the data. This consolidated reporting includes medium-term forecasts.

Together with information about hedging strategies, reporting documents are sent regularly to the Finance Committee of AXA’s Supervisory Board.

Interest-rate risk
Definition: interest-rate risk may result from:

  a mismatch between types of interest rates (fixed versus floating);
  a mismatch between floating rate benchmarks; or
  a mismatch between floating rate renewal dates.

Interest rate policy: the policy is defined in order to monitor the medium term financial expenses variability and consequently to protect its future levels.

Assessment:

  Variability analyses measure the change in interest expense over the duration of the strategic plan following a 1% rise in short term interest rates.
  Interest rate sensitivity analyses measure changes in the value of the interest rate position following a 1% upward shift in the yield curve by currency and by maturity.

Exchange-rate risk
Definition: Exchange-rate risk results from a mismatch between the currency of an asset (particularly net foreign-currency investments of subsidiaries) and the currency in which it is financed.

Foreign exchange rate policy: The purpose of the policy is to determine the optimum proportion of foreign-currency-denominated liabilities providing a balance sheet hedge in order to protect AXA’s net investments in its subsidiaries denominated in foreign currencies and thus Group consolidated shareholders’ equity against currency fluctuations. It alaso designed to protect other key indicators such as gearing ratios, Embedded Value and sovnecy margins against such fluctuations.

Assessment: Exchange rate sensitivity analyses measure annual change in interest expenses resulting from a 10% appreciation in the euro against all other currencies together with the impact on the gearing ratio.

Liquidity risk
Definition: Liquidity risk results from a mismatch between the date on which an asset matures and the date on which a liability falls due.

Liquidity policy: The policy establishes the amount of confirmed credit lines required by AXA to weather a liquidity crisis and sets constraints on the debt maturity profile. In addition, normalized levels applied by the Group preserve its liquidity, particularly through a procedure for transferring assets eligible for the European Central Bank’s tender operations.

Assessment: The maturity schedule of consolidated debt and credit lines available.

Management: Liquidity risk is managed carefully and conservatively by keeping a long maturity on financial resources –mostly subordinated debt– and by maintaining a large amount of confirmed credit facilities (around €5.4 billion at 31 December 2004). In particular, in July 2004, a syndicated credit line was finalized for AXA S.A. and AXA Financial, combining a €3.5 billion credit facility and a $650 million stand-by letter of credit. These facilities expire in July 2009, and have two one-year extension options. This financing was arranged with a view to the expiry of AXA S.A.’s €3 billion syndicated loan in July 2005. It bolsters the Group’s liquidity profile and allows it to benefit from current favorable conditions in the European credit market.

Furthermore, the Group’s liquidity profile is bolstered by the following factors:

  The Group’s financial strength gives it broad access to various different markets via standardized debt programs: for example €3 billion of commercial paper and a €5 billion EMTN program subject to documentation requirements.
  Constantly maintaining its vigilance regarding contractual documentation clauses that may be binding on the Group, helps AXA ensure that it is not exposed to default or early repayment clauses that may have a material adverse effect on its consolidated financial position.
  AXA holds significant liquidity amounting to €21.4 billion at 31  December 2004. Around 50% of this liquidity is managed within the AXA Trésorerie Europe economic interest grouping (GIE), which was specifically set up to centralize management of the liquidity held by units operating within the euro zone. This GIE reflects the solid liquidity position of the Group, since it had an average cash balance of around €11.2 billion in 2004, which was invested in a highly liquid portfolio with a very short maturity (43 days at end-2004).

Analysis of sensitivity to interest rates, equity prices and exchange rates

AXA performs sensitivity analyses to estimate Group exposure to movements in interest rates, equity prices and exchange rates. These analyses quantify the potential impact on the Group of adverse changes in financial markets.

The AXA Group analyses sensitivity to movements in interest rates and equity markets in two main ways.

On the one hand, it analyses variations in economic value (fair value of net assets and liabilities) resulting from movements in specific interest rates and equity markets. This involves estimating the variation in economic value on a given date, in this case 31 December 2004.

On the other hand, it analyses sensitivity of investment margins over a four-year period, based on various scenarios. Investment margins are expressed as a percentage of technical reserves.

These analyses cover AXA S.A., along with AXA’s principal insurance subsidiaries in France, the United States, the United Kingdom, Belgium, Germany, Australia and Japan. At December 31, 2004, these subsidiaries represented more than 90% of AXA’s consolidated invested assets and technical reserves within its insurance operations.

Sensitivity of economic value to variations in interest rates and equity markets

Interest rates
The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of a 100 basis point upward or downward shift in the yield curves in the country in which each subsidiary operates.

These analyses are performed without factoring in correlations with other financial market evolutions.

At 31 December 2003, calculations showed that a 100 basis point upward shift in the yield curve would lead to a fall in economic value of €0.5 billion. At 31 December 2004, without any major change in the method used, this analysis showed a fall in economic value of €0.7 billion. This sensitivity breaks down into negative effects of €0.4 billion for the

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Property & Casualty business, €0.6 billion for the Life & Savings business and a positive effect of €0.3 billion resulting from a reduction in the economic value of Group debt.

Equity markets
The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of a 20% fall in the main equity markets.

Hypothetical falls of 20% in all world equity markets on 31 December 2004 would have reduced economic value in the scope under consideration by €3,3 billion. 30% of this fall would have affected the Property & Casualty business and 70% the Life & Savings business. This sensitivity is stable compared to the one estimated as at December 31st, 2003 (€3.3 billion).

Sensitivity of investment margins
The AXA Group determines the sensitivity of its future investment margins using a number of scenarios over a four-year period.

Two such scenarios are: A 100 basis point rise in interest rates combined with a 20% fall in equity markets, and a 100 basis point fall in interest rates combined with a 20% fall in equity markets.

With respect to a central scenario that assumes investment margins equal to 103 basis points of invested assets during the period under consideration, the first scenario shows little change in investment margins during the period. In this scenario, investment margins fall by an average 4 basis points relative to invested assets during the period.

In the second scenario, investment margins fall by a slightly greater proportion, i.e. by 14 basis points relative to invested assets.

Sensivity to exchange rate fluctuations
In order to calculate AXA’s potential exposure to foreign currency fluctuations, fluctuations of the major foreign currencies were analyzed in terms of their impact on Group net income. The scenario that resulted in the most adverse effects for AXA was a decline in all currencies against the euro, or a rise in the euro against these currencies.

In 2004, a 10% increase in the euro against all other currencies would have had an approximately €36 million negative impact on AXA’s net income, taking into account hedging, particularly on US dollar movements. The same scenario applied to 2003 could have resulted in a positive impact of €19 million on AXA’s net income, taking into account the tax impact.

As a result, the sensitivity of AXA’s income to movements in the euro is limited and stable over time. This results from the quality of hedging on the US dollar, which is the main contributor to group income after the euro.

Limitations to sensitivity testing
The results of the analyses presented above must be examined with caution due to the following factors.

  Only the assets and liabilities defined at the start of the section on sensitivity analyses were included in the scope of estimates regarding sensitivity of fair values to market fluctuations.
  The results of the sensitivity analysis do not reflect the impact of minority interests.
  The ’snapshot’ analyses presented do not take into consideration the fact that asset-liability management carried out by the various Group entities to minimize exposure to market fluctuations are active and dynamic strategies. As market indices fluctuate, these strategies may involve buying and selling investments, changing investment portfolio allocation or adjusting bonuses credited to policyholders.
  In addition, these sensitivity analyses do not take into account the impact of market changes on new business, which is a critical component of future profitability. Like its industry peers, AXA would reflect adverse market changes in the pricing of new products.

Other limitations of these sensitivity analyses include:

  the use of hypothetical market movements that do not necessarily represent management’s view of expected future market changes;
  the assumption that interest rates in all countries move identically and that all global currencies move in tandem with the euro; and
  the lack of correlation between interest rates, equity prices and foreign currency exchange rates.

Taken together, these factors limit the ability of these analyses to accurately predict the actual trend in the fair value of assets and liabilities and in AXA’s future earnings.

Controlling exposure
     and insurance risk

The Group’s insurance business exposes it to various risks with a wide range of time horizons. Natural risks arising from climate change, particularly global warming, are long-term risks to which AXA Group pays close attention. On a more short-term view, insurance risks are dealt with mainly through procedures governing pre-launch product approval, exposure analyses, the use of reinsurance and reviews of technical reserves.

Long-term outlook Natural risks: climate change

The evolution and increase in risks caused by climate change and, more specifically, by global warming, represent a major challenge for all human activities and particularly insurance operations.

Global warming is now proven beyond doubt, although experts disagree on its scale, causes and pace. Greenhouse gas emissions are the principal cause. Very broadly, global warming leads to higher maximum and minimum temperatures, with more hot days (heatwaves) and fewer cold days (severe cold spells), as well as heavier and more frequent precipitation (storms, cyclones, etc.). These phenomena have already been observed and could become more prevalent, albeit to different extents, across almost all land surfaces on the planet.

Aside from the immediate destruction caused mainly by flooding (and to a lesser extent by drought), climate change will have major implications for a large number of human activities:

  Agriculture: higher risks of damage to certain crops. Reduction in agricultural yields. Faster soil erosion. Cattle more fragile and subject to a higher heat-related mortality rate.
  Timber production: Increased incidence of forest fires. Reduction in the vitality of trees.
  Human health: Increased morbidity and mortality rates owing to the effects of major heatwaves on individuals, particularly in urban areas. Lower morbidity and mortality rates attributable to cold weather. Expansion of the area in which certain dangerous disease carriers (such as mosquitoes) live, leading to higher risks of epidemics.
  Basic services: Reduction in the quantity (drought) and quality (heavy rain) of water resources. Sparser resources for hydro-electric power generation, reduced reliability of electricity supplies (networks under greater strain) in view of higher demand for refrigeration and cooling.
  Other: change in tourist destinations, higher risks for all coastal infrastructure and so forth.

These changes already affect and will affect in future a large number of insurance sectors (property, agricultural, business interruption, civil liability, marine and aviation, life, health, etc.). The insurance sector thus faces major challenges in the coming years in the form of potential increases in property and casualty claims, the emergence of new liability claims and growing uncertainties about the size of maximum possible losses, which have become harder to assess and to predict on the basis of past events. Furthermore, certain key economic sectors, which work together with the insurance sector, are set to undergo radical changes, due in particular to future greenhouse gas emission constraints laid down in the Kyoto protocol, which came into force on February 16, 2005. A European spot market for CO2 emission rights has been created, and related funds and derivative products are currently being developed.

Gradual premium rate adjustments to reflect these risk factors will be required, but are not likely to be sufficient on their own. Significant opportunities exist for the development of climate-related derivative products for sectors such as agriculture, tourism and construction. Furthermore, the increasingly substantial damage caused by meteorological events is likely to increase the use of tools such as catastrophe bonds to transfer some of these sophisticated types of risk to the capital markets.

By seeking to develop these solutions and actively contributing to the overall debate about the issues involved -particularly as part of the Carbon Disclosure Project- AXA, along with other major market players, intends to promote a better understanding and better forecasting of the risks resulting from global warming.

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Pre-launch product approval and exposure monitoring

Risk relating to new product launches, particularly underwriting, pricing and ALM risks (before taking into account reinsurance) is managed on a gross basis, primarily by AXA’s insurance operations. These have a set of actuarial tools for this purpose, enabling them to price products and then monitor their profitability over time.

The principal Risk Management tools are as follows:

  Pre-launch approval procedures for new products.
  Exposure analyses.
  Optimization of reinsurance strategies (see section “Implementation of the reinsurance strategy / Role of AXA Cessions”).

Product approval

In its Individual Life & Savings activities, the AXA Group has set up pre-launch product approval procedures in each of its principal subsidiaries. These procedures are defined and implemented locally, and are structured and harmonized using the minimum requirements defined by Group Risk Management. The main characteristics of these procedures are as follows:

  Although the decision to launch a new product is taken locally, it must be the result of a documented approval process that complies with local governance practices.
  All significant Individual Life & Savings products must go through this process.
  Guarantees and options embedded in the product must be quantified using stochastic methods defined by Group Risk Management in order to ensure that they are correctly reflected in pricing. This work also gives a better understanding of any asset-liability mismatch risk at the product design stage.
  Pricing reports are sent to GRM on a quarterly basis.

These procedures are intended to ensure that new risks underwritten by the Group have undergone a rigorous prior approval process before the products are offered to customers. They also facilitate the sharing of product innovation within the Group.

As regards the Property & Casualty business, the conceptual framework and working methods governing the product approval process have been defined in accordance with the Life & Savings product approval process, and will be implemented in 2005.

Exposure analysis

A uniform Group-wide framework for quantifying all risks has been developed by Group Risk Management and AXA Cessions using stochastic modelling tools factoring in insurance risks. This framework includes pricing control systems used by insurance operations as part of their product development process, such as those described in the previous section.

This type of analysis underlines the benefits of the diversification created by AXA’s wide range of businesses and regional operations.

In Life & Savings, mortality/longevity risks are the main risks covered by contracts, particularly in annuity products or contracts including an annuity option.

The aforementioned tools allow multi-country analyses to be carried out on mortality/longevity risks. The AXA Group regularly monitors its exposure to these risks. It uses the results of its work to enhance the structure of its product ranges and its reinsurance coverage.

Analysis of underwriting by AXA Cessions as part of the definition of reinsurance requirements

Reinsurance purchasing is an important part of the Group’s insurance activities and risk management. For Property & Casualty operations, reinsurance programs are set up as follows:

Reinsurance placement is handled centrally for AXA’s main Property and Casualty portfolios through AXA Cessions, an AXA subsidiary. Prior to ceding risks, in-depth actuarial analyses and modelling are conducted on each portfolio by AXA Cessions to optimize the quality and cost of reinsurance cover. These analyses are performed in collaboration with the technical and reinsurance departments of Group operational entities. They measure frequency risks as well as specific natural catastrophe risks (storms, flooding, earthquakes). They provide guidance for determining the most appropriate reinsurance cover (retention levels and scope of cover) for each portfolio and for each type of risk in accordance with objectives and capital allocation constraints.

Implementation of the reinsurance strategy Role of AXA Cessions

After analysis work, the Group’s various operating subsidiaries place their reinsurance requirements with AXA Cessions. AXA Cessions then directly cedes a certain number of risks on the reinsurance market on their behalf. It also sets up an internal ’pool’ for the risks that are not directly ceded. This pool mainly deals with Property & Casualty and natural catastrophe risks, and enables the Group to diversify its risks by pooling the risks borne by its various operational entities, mainly in Western Europe. The retention rate and coverage extent on this pool is designed to protect the Group effectively at low cost. This coverage is arranged through the reinsurance markets or directly in the financial markets through securitization (CAT bond).

In addition to the analyses performed above, AXA closely and regularly monitors its exposure to its main reinsurers, as described in the paragraph relating to credit risk management.

Monitoring of Property & Casualty reserves

In addition to controlling upstream risks through prior product approval and analyzing the reinsurance strategy, the non-Property & Casualty businesses specifically monitor reserve risks. Reserves have to be booked for claims as they are incurred or reported. These reserves are evaluated by the claims departments for each individual claim.

Additional reserves for incurred but not reported (IBNR) claims, along with reserves for claims incurred and reported but insufficiently reserved are also booked. Various statistical and actuarial methods are used in these calculations. This work is done by operational entities.

In addition to the reviews performed at entity level or, eventually, by the local supervisory authorities, overall reserves for claims payable are reviewed at Group level by Risk Management.

Since this work is carried out on a large proportion of the portfolio, it makes a major contribution to improving the reliability of estimates. However, these estimates are based on assumptions regarding the development of reserved claims, which may be different from the actual development of claims over time.

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Credit risks

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to each type:

  Investment portfolios held by the Group’s insurance operations (excluding assets backing separate-account products where risk is transferred to policyholders) as well as by banks and holding companies. These portfolios give rise to counterparty risk through the bonds and derivative products held.
  Receivables from reinsurers resulting from reinsurance ceded by AXA.

Invested assets

AXA has a database consolidating the Group’s listed assets and analyzing them by issuer, by credit rating, sector and geographic region to assess the risk of concentration in its equity and bond portfolios. This database allows exposure to the default risk of a given issuer, particularly through holding its bonds, to be monitored. It also allows the monitoring of equity exposure, which is not subject to issuer-specific limits at Group level.

As regards bond issues, total issuer-specific exposure limits apply at Group level and at the level of each subsidiary. These limits depend on the issuer’s risk, assessed via its credit rating and type (private, sovereign or quasi-sovereign).

These tools enable Group Risk Management to ensure that these limits are complied with, to analyze potential significant breaches, and to examine any formal requests for special dispensation. The ALM Co-ordination Committee is regularly kept informed of the work performed.

These tools also enable co-ordinated contingency measures to be taken for the most sensitive counterparties.

Based on management data at 31 December 2004, the bond portfolio breaks down as follows:

Bonds issued by sovereign states or similar (government-related) account for 57% of the Group’s bond exposure. Their breakdown by credit rating and geographical zone is as follows:

Corporate bonds make up 43% of the Group’s bond exposure, and their breakdown by rating and industry is as follows.

Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by investment departments and monitored by Risk Management teams.

Credit derivatives

The AXA Group, as part of its investment and credit risk management activities, may use strategies that involve credit derivatives. The credit risk taken by the AXA Group through these instruments is included in analyses of bond portfolios. Limits applied to issuers take into account these credit derivative positions.

At 31 December 2004, the nominal amount of positions taken through credit derivatives was €4.6 billion. The breakdown of underlying bonds by rating is as follows:

Receivables from reinsurers: rating processes and factors

To manage the risk of reinsurer insolvency, a security committee is in charge of assessing reinsurer quality and acceptable commitments. The committee is run by AXA Cessions, the AXA subsidiary in charge of placing the Group’s property and casualty insurance with external reinsurers (see section “Implementation of the reinsurance strategy / Role of AXA Cession”). This risk is monitored by comparing the various financial strength ratings available on various reinsurers as well as by conducting in-depth analyses of the recoverability of receivables in the event of reinsurer

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insolvency. The teams in charge of the Group reinsurance program analyze this information to add a credit risk dimension to their work in placing insurance and transferring risk to the reinsurers. The security committee meets monthly - and more frequently during renewal periods - and decides on any action to be taken with the aim of limiting AXA’s exposure to the risk of default by any of its reinsurers.

Furthermore, AXA summarizes and analyzes its exposure to all reinsurers (including captive reinsurers) by factoring in all positions with reinsurers (claims, premiums, reserves, deposits, pledges and security deposits).

At 31 December, based on rating data, the breakdown of reserves ceded to reinsurers by reinsurer rating was as follows:

Operational Risk

General principles

Guided by the principles set forth by the Basel Committee on banking supervision, AXA defines operational risk as direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Responsibility for managing day-to-day operational risks lies mainly with subsidiaries, which are best positioned to take the appropriate measures to mitigate the risks facing their organizations. However, for some risks, AXA defines standard rules for identifying and monitoring operational risks.

AXA has classified its operational risks as follows:

  Business interruption due to external (disaster, etc.) or internal events.
  Fraud.
  Legal and regulatory.
  Human resources.
  IT.
  Risks specifically related to the outsourcing of certain activities to external suppliers.
  Organization and processes.

Using the typology provided above, AXA subsidiaries perform annual inventories of their operational risks to identify and evaluate them. AXA Group Audit Department is responsible for centralizing key results of this process.

On this basis, AXA develops quantification methods to estimate the capital allocation needed to cover operational risks based on models inspired by those proposed by the Basel Committee for banking supervision. These efforts are due to be continued during 2004.

Concurrently, GRM is implementing a review and assessment of the main insurance processes (pricing, underwriting, claims management, etc.) implemented by operational subsidiaries, with the aim of conducting a comparative assessment of their scoring practices. The review and assessment include product development and pricing, underwriting, claims management, calculation of reserves and so forth.

Based on the scores obtained, AXA defines minimum requirements. All subsidiaries are then expected to comply with these requirements by undertaking any remedial actions that may be necessary.

Money laundering and corruption risk

AXA’s initiatives to combat money-laundering and corruption are described in the Sustainable Development section of this Annual Report.

Legal risk

AXA, due to its principal activity of acquiring and managing equity interests in insurance companies, is considered to be an insurance group (“société de groupe d’assurance”) under Article L.322-1-2 of the French Insurance Code (the “Code des assurances”). Consequently, it is subject to supervision by the French Insurance Commission (the “Commission française de Contrôle des Assurances des Mutuelles et des institutions de prévoyance” or CCAMIP), which ensures compliance with the relevant legal and regulatory provisions of the French insurance code.

AXA is also subject to regulations pertaining to the additional supervision of insurance groups. As such, the Group computes an adjusted solvency margin based on consolidated financial statements, which must be submitted annually to the CCAMIP.

Risk related to the US stockmarket listing
AXA is listed on the Paris stock exchange and, since August 1996, on the New York Stock Exchange (NYSE). Because AXA, like all other non-US issuers, is listed on two different exchanges, it is subject to two sets of securities law, accounting and corporate governance rules, which may differ in certain respects. AXA prepares its consolidated financial statements in accordance with accounting principles generally accepted in France (French GAAP), and then reconciles this information with accounting principles generally accepted in the United States (US GAAP). The application these two methods may lead to some differences. In addition, the non-US issuers listed on the NYSE (like US issuers) are subject to the Sarbanes Oxley Act, which was adopted in the US in July 2002. In particular, the Sarbanes Oxley Act requires that both the CEO and the CFO certify AXA’s consolidated financial statements, and contains requirements concerning corporate governance. Specialist teams at AXA ensure that the Group complies with these regulations through specific and targeted analyses and reports.

Litigation
AXA and its subsidiaries are involved in a number of lawsuits arising from their business activities, particularly the US, where lawsuits -including class-action lawsuits- are in progress against AXA and its subsidiaries. In some of these lawsuits, plaintiffs are seeking punitive damages which bear little relation to the real amount of damages they suffered. Although it is difficult to predict with any certainty the level of damages or indemnification that AXA and its subsidiaries may be required to pay as a result of these lawsuits, as of the date of this report, none of these lawsuits has resulted in a decision against AXA or any of its subsidiaries that has had a material adverse effect on the Group’s consolidated financial position. At the present time, based on information available to its AXA’s management does not believe that any of these lawsuits is likely to have a material adverse impact on the consolidated financial position of the AXA Group taken as a whole.

PanEurolife
In January 2002, US insurance company Nationwide, filed a complaint with the International Chamber of Commerce against the AXA Group companies in connection with their sale of the Luxembourg life insurance company PanEurolife to Nationwide in January 1999. Nationwide is seeking cancellation of the sale and/or damages after PanEurolife was investigated by the French judicial system for alleged money laundering. A decision is due in 2005.

Holocaust
Since 1998, AXA has carried out research efforts in France, Germany and Belgium to identify unpaid life insurance policies issued to Holocaust victims. On August 25, 1998, AXA and five other European insurers signed a Memorandum of Understanding with certain US insurance regulators and nongovernmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims (ICHEIC). The ICHEIC established a claims and valuation process designed to settle valid claims. All claims relating to the German insurance market were settled under an inter-governmental agreement between Germany and the United States. For France and Belgium, a global settlement with Jewish organizations and the ICHEIC was signed in July 2003. In addition, AXA’s French and Belgian subsidiaries have contributed to a fund set up by the French and Belgian authorities for insurers. AXA continues to participate in the ICHEIC.

Armenia

In February 2002, descendants of some Armenians killed during the Turkish genocide of 1915 filed a class-action suit

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against AXA and certain of its subsidiaries in the Federal Court of Los Angeles (in the US state of California). In their suit, the descendants allege that insurance companies currently owned by AXA issued insurance policies between 1880 and 1930 and did not pay related benefits. They are seeking damages.

Litigation in the US

In addition to the foregoing, AXA and its subsidiaries face a certain number of lawsuits in the US arising from their ordinary business activities. In particular, AXA Financial, AXA Equitable and Alliance Capital are involved in several lawsuits, including class-action suits. These litigations relate to various matters including, among others, the sale of their products in the US market, their investments, their real estate and asset management activities, their employees and their agents. Some of these lawsuits expose these companies to a risk of punitive damages, which bears no relation to the real damages suffered by the plaintiffs. Among the more significant of these lawsuits, Alliance Capital is the target of several lawsuits relating to the bankruptcy of Enron as a result of the purchase and holding of Enron securities by certain Alliance Capital funds. In particular, The Florida State Board of Administration (“SBA”) has filed such a complaint and the lawsuit is currently pending in Florida. SBA claims damages for an aggregate amount of $2.9 billion. On January 14, 2005, the court rejected some of SBA claims thereby reducing the amount of potential damages to which Alliance Capital is exposed. Alliance Capital believes that SBA’s complaint is without merit and intends to defend vigorously against the allegations. In addition, certain U.S. regulatory authorities investigate the markets they supervise. These investigations may result in lawsuits, from time to time. For example, certain US insurance regulators, the SEC and certain state attorney generals -and, in particular, the New York state attorney general- have recently launched an in-depth investigation of existing practices in the insurance market. As a result, AXA and its subsidiaries may be investigated by these authorities. It is difficult to estimate with any certainty the damages or indemnification that AXA and its subsidiaries may be subjected to from time to time as a result of these lawsuits and investigations.

To the best of the Company’s knowledge and at the current stage of the various lawsuits, none of the lawsuits described above is likely to have a material adverse effect on the business or consolidated financial position of AXA and its subsidiaries taken as a whole. However, neither AXA nor AXA’s management is able to estimate the loss, or predict the impact, if any, that the outcome of these lawsuits might have on AXA’s consolidated results of operations in any particular period.

Social and environmental risks

With respect to its employment practices, AXA’s key challenge is to retain employees and position itself as an employer that is able to attract top talent.

Environmental risks are limited because AXA’s core business activities are globally non-polluting. Nevertheless, AXA’s environmental initiatives are described in the Sustainable Development section of this document.

Insurance cover

The AXA Group’s general policy concerning the insurance of transferable risks

This policy is underpinned by two objectives inspired by the decentralized manner in which AXA’s insurance operations and management services units are managed.

Subsidiaries are responsible for identifying and obtaining insurance coverage with respect to their transferable risks (relating to property, equipment and personnel). A Group company can insure Property & Casualty risks, which are mainly related to domestic risks. A number of entities choose to be insured by an insurer outside the Group.

For example, facilities located in France benefit from extensive coverage, regardless of their actual use or ownership status. IT risks are covered under comprehensive policies that include machine breakdown as well as the provision of gross replacement and other costs required to restore normal operation.

To avoid possible conflicts of interest, all liability risks are covered by policies written by insurers other than AXA.

AXA Cessions is in charge of assessing the Group-wide consistency of these local insurance purchases.

For risks that concern all AXA subsidiaries, Group-wide programs have been set up to provide protection against major risks that are common to various insurance operations.

Group-wide programs

Professional Liability
 This program was initiated in 1999 and extends to all AXA subsidiaries, with the exception of AXA Financial and AXA Asia Pacific Holdings, which already had adequate coverage suited to the specific features of these particularly sensitive markets.

This insurance covers the needs of our various activities, based on comparative market data. It consists of worldwide insurance covering all of our main activities, i.e. insurance, reinsurance, banking, asset management and investment, assistance and real estate management.

  The Fraud program covers all of AXA’s subsidiaries, with the exception of the two mentioned in the preceding paragraph. It covers the same scope of application and includes IT fraud.
  Directors & Officers Liability.

AXA Financial and AXA Asia Pacific and their subsidiaries have their own insurance.

AXA carries a D&O liability policy that combines coverage suited to countries whose legal system is based on common law and those whose legal system is based on civil or codified law. The policy offers protection against legislation and regulations in force in the various countries in which AXA operates.

The level of coverage for corporate officers has been determined by reference to companies of a similar size and with similar activities.

This insurance is taken out with insurers of acknowledged competence and solidity.

Underlying coverage is taken out by some entities, particularly in order to meet local legal requirements.

The overall cost of these three Group-wide programs is € 12 million.

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Cautionary statements
    concerning the use of non-GAAP measures and forward-looking statements

This report includes certain terms that are used by AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies; these terms are defined in the glossary provided at the end of this document.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA’s plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA’s Annual Report on Form 20-F and AXA’s Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

Insurance and
     Asset Management markets

Life & Savings

France. According to the FFSA, the French Life & Savings market growth amounted to +9% at the end of full year 2003, driven by a 13% increase in general account premiums, partly offset by a 7% decrease on unit-linked contracts. In 2004, the increase in gross premium has been estimated to 13% explained by a strong increase in gross premium on unit-linked contract estimated to +32% and by an estimated increase of 9% in general account premiums. More than 1 million accounts of the new retirement “P.E.R.P.” product have been opened corresponding to a gross premium of € 340 million at the end of November.

United States. In 2004, U.S. investors responded favorably to a second year of positive returns in the U.S. equity markets with continued net inflows to long-term mutual funds and increased sales of equity linked insurance products. Short-term interest rates began to rise as the Federal Reserve tightened monetary policy through a series of increases in the federal funds target rate, while market determined long-term interest rates remained low. In the annuity market, industry sales of variable annuities were up 5%, driven by stronger equity markets and the popularity of guaranteed benefit riders. Industry fixed annuity sales decreased 1% as a result of low interest rates and heightened competition. In the life insurance market, variable life insurance sales modestly improved with industry variable life sales up 2% from 2003. The variable life business generally lags the movement in the equity market. Sales of life insurance products with fixed returns, such as universal life, remained strong in 2004 with industry universal life sales up 20% 1.Fixed whole life insurance sales decreased 2%, while term insurance sales increased 8% from 2003. Total long-term stock, bond and hybrid fund net inflows were $210 billion for 2004, compared with $216 billion for 2003, however, stock and hybrid fund net inflows increased 17% and 31%, respectively 2 .

United Kingdom. New annualized business (new regular premiums plus 10% of single premiums) was 3% higher in 2004 following a 12% fall in new business in 2003. The principal growth area was Group Pensions and Offshore Bonds, whilst volumes of single premium pension business declined. The growth in sales of investment products is, in part, a reflection of improved stock market performance which has seen some increase in investor confidence. In the second half of 2004 companies began the process of positioning themselves to exploit opportunities in the run up to Pensions Simplification A-Day in April 2006. The regulators announced the launch date for “Sandler products” (April 2005) which will include a medium term investment product and a pensions product. These products will have a 1.5% price cap for the first 10 years. Independent Financial Advisers continued to be the principal sales channel in 2004 accounting for around 70% of new business. The distribution landscape will change in 2005 with the introduction of depolarization and the creation of new categories of intermediary.

Asia Pacific
Japan. Some positive economic growth, prospects to an end to deflation, an increase in interest rates and a progressive rise in stock prices have all contributed to stability and contentment in the industry. Japan’s life insurance market experienced a premium income growth of 1.7%, reaching 25.96 trillion yen in the Japanese fiscal year 2003 and marking the first rise in total premiums in the past six years. This upswing is largely owed to the individual annuity business through bank channels, which has contributed to approximately over 3 trillion yen of inflow since the deregulation commencing in October 2002. Stability in the financial markets have generally improved the performance of many insurers as well as their solvency and credit standing, as markets finished 50% higher than the previous year. However, a large part of the industry continues to face declines in policies in-force, mainly due to a weak new business environment for traditional products as a growing number of policyholders have reduced death benefits to cut premiums in an effort to curb household spending as well as lingering high surrender & lapse rates. Foreign insurers on the other hand, have in its place gained market share, reaching 21%, up from 17% of the previous year in terms of premium income.

Australia/New Zealand. The savings related investment sector continued to be a growth area due to the ageing population and continued government support for self-funded retirement. The mutual funds and advice business also experienced significant growth across 2004 as driven by a return of investor confidence and the strong equity performance in the Australian market which led to growth in the retail market of 16%. At least 80% of the Australian retail wealth management inflows come through funds administration platforms. The Australian Life Insurance market has increased by 11%3.

Hong Kong. The economy continued to grow following the adverse market conditions experienced in early 2003, in particular the outbreak of SARS and depressed investment markets. The economy continued to benefit from increasing numbers of Mainland Chinese visitors, which are predicted to increase from 12 million in 2004 to 20 million in 2005. The life insurance market has showed strong growth, for the 9 months to September 2004, with the individual life new business annual premium equivalent up 28% compared to the same period in 2003 including strong growth from bank distribution. Following the weak investment markets in the first half of 2004 (the Hang Seng Index decreased by 2%), there was a strong recovery in the second half of 2004, with the Hang Seng Index increasing by 16%.

1.	Industry Sales Results are from LIMRA as of September 30, 2004.
2.	Net long-term mutual funds statistics from Investment Company Institute December 31, 2004.
3.	Source: Plan for Life (retail FUA excl cash) Sept. 2004.

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Germany. The retirement Earnings Law (“Alterseinkünftegesetz”) came into force on January 1st, 2005. Contributions to the state pension system will progressively become tax-deductible, and benefits will become fully taxable. The tax deductible portion of the contribution will start at 60 % in 2005 and be increased by 2% each year until it reaches 100% in 2025. The taxable portion of the pension will be increased to 50% for pensions commencing in 2005 and for pensions that are already in payment. The taxable portion will be increased each year, reaching 100% in 2040.

For endowment policies, the main product of life insurers, taken out after 2004, the return on assets will no longer be tax-free and will be treated as taxable income at maturity. There is an exception for contracts with a maturity date after the policyholder’s 60th birthday and a duration of at least 12 years: in such cases only 50 % of the contract’s proceeds are considered as taxable income. The market experienced in 2004 a surge of the sales of new endowment policies, which will benefit from the old tax regime for regular premiums paid in subsequent years. Starting from 2005 new products will come on the life insurance market, which will meet the requirements of the new tax act.

In 2004, according to preliminary results of the development of the German life insurance market from the association of German insurers (GDV), new business of regular premiums grew by 41.4% to €11.4 billion, whereas single premiums decreased by 15.2% to €7.2 billion.

Ongoing difficulties of the public health insurance system are continuing to push private health insurance (€24.6 billion, +7.4% for 2004, according to a forecast by the association of German insurers).

Belgium. After a 2003 high growth year, the harvest of insurance and saving increased by about 4.5%. Growth should be restored on the Unit-linked market after significant drop since 2001 while Non Unit-linked market should remain flat. Bank savings accounts increased by 12.3%.

Southern Europe. In 2004, the Spanish market grew by 5.2% in the first 9 months of the year. 2004 was impacted by the rising of housing prices that limited the capacity to save as well as by the tax regulation changes which resulted in levelled tax advantages for mutual funds versus unit-linked policies. In Italy, agents primarily drove the growth (+28%) mainly thanks to the success of both individual and group guaranteed unit-linked and traditional saving products. 2004 was also the year of implementing pension reform, with an estimated € 1.3 billion invested through 2005. The reform grants the employee the right to elect to remain with the existing plan or change to a provider of choice. In Portugal, market increased by 14.4% in 2004, driven by Investment & Savings product non-UL (+14.5% 1).

Property & Casualty

France. Market has experienced 5 consecutive years of growth since 1999. The increase in gross premium has accelerated from 2% in 1999 to 7% in 2001, 2002 and an estimated 8% in 2003 (including large risks). In 2004, the growth reduced slightly to an estimated 4%. The estimated growth amounted to +3% in Motor (+5.3% in 2003), +6% in Household (+6.2% in 2003) and +3.5% in commercial property (+13.4% in 2003).

United Kingdom & Ireland. Underwriting conditions have generally been tougher during 2004, with rating increases harder to carry. Nevertheless, written premiums grew by 7% across the business. In Commercial Lines, rate increases continued to be harder to achieve, particularly for large cases and new business. SME renewals held up well in 2004. Commercial Property & Casualty price increases were 7% over the year, with fleet prices stable. In Personal Lines, Household and Motor rates remained relatively flat. Across the year, most carriers will have continued to benefit from benign conditions in 2004 with no major weather events. In Ireland, competitiveness in Motor has significantly increased and led to a fall in average premium.

Germany. In 2004, total business 2 increased by 1.8% ( € 55.4 billion). The decrease in claims expenditures slowed down compared to 2003 (-1.4%). In motor line, gross written premiums (covering 40% of total Property & Casualty) increased slightly by 0.5% to € 22.4 billion. Claims paid for current year (all motor lines aggregated) decreased by 1.1%. Property is the second largest Property & Casualty business with € 9.8 billion gross written premiums (+2.0%). Claims expenditures decreased again, although not as strongly as the year before (-2.4%). Gross written premiums in General Liability lines increased by 3.5% to € 6.5 billion. In Accident, gross written premiums increased by 3.0% to € 6.0 billion.

1.	Source APS, provisional figures.
2.	Source: association of German insurers (GDV): estimation.

Southern Europe. In 2004, the Spanish market grew by 9.0% in the first 9 months of the year amidst a stable economic environment. This growth was partly supported by record car sales, which rose spectacularly by 9.8%, thus helping the motor insurance sector to increase by 6.1%, despite aggressive market pricing initiated during the second half year 2002. First steps towards a “zero-tolerance” policy on the roads helped to reduce the number of road accidents by 11.8%. Multi-risk and health businesses increased respectively by 10.7% and 9.9%. In 2004, Italy, in a market still very traditional, oriented towards motor business (60% of the volumes). The implementation of the “patente a punti” (driving license with decremented points in case of driving offence) lead to a significant decrease in frequency (-2.2% on twelve months at the end of September1) and lower average costs. In this context, some companies started to review their premium rate downward (-1.6 pt on new business). In Portugal, market increased by 3.5% as compared to December 03 driven by the 4% motor business growth2.

Belgium. Competition remained tough on the Belgian market, with an estimated growth of 4.6% in 2004. This significant increase, compared to an average annual growth of 3% for the last 10 years, is sustained by motor (+5.4%), which makes out 34% of total Property & Casualty, and household (+4.4%), as a result of rate increases. The Workers’ compensation market showed only a slight growth of 0.2% in 2004 due to the shrinking employment market.

International Insurance

On the Reinsurance side, after the very low claims experience in 2002 and 2003, prices were almost stable in major lines of business and the capacity was relatively abundant. Competition amongst reinsurers is notably coming from the Bermudian companies whose part in the world reinsurance market has become preponderant. Property, Marine and Aviation- showed stable or slightly decreasing rates and signings were often lower than expected especially in Europe. Motor and Casualty benefited from additional rate increases.

On the Large Risks Insurance market, further rate increases and restructuring of large Corporate Insurance programs were conducted especially in liability and to a lesser extent in marine. On the other hand, property and aviation markets softened, in the context of a favorable claims experience.

In these activities, 2004 claims experience was characterized by a high level of major losses, notably as the United States were hit by 4 hurricanes. Other severe natural events also occurred in 2004 such as the Songda typhoon in Japan and the Asian tsunami on December 26, 2004.

Asset management

In 2004, the industry benefited from the continued growth of equity markets (+11% for the S&P 500 American equity index, +16% for the MSCI global equity index) combined to the good performance of fixed-income assets.

Continuing a trend started in 2003, investors are being lured back by the prospects of higher returns after years of declining equity markets, but with an increased demand for advice and alternative investments.

1.	Source “Focus” ANIA: RC Auto.
2.	Source APS, provisional figures.

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Market conditions
     in 2004

Financial markets

In 2004 and for the second year in a row, the financial markets continued to grow, with the “MSCI World index1” posting a gain of 13% (compared with a gain of 30.3% in 2003).

This positive performance occurred against a backdrop of buoyant business conditions. Global economic growth was 4.4% for the United States, 3% for Japan, 1.8% for the Eurozone and 7.6% for emerging Asia.

This strong global expansion drove up commodity prices, particularly oil. Naturally, this brought inflation back, although moderately, above the thresholds of 3% in the United States and 2% in the Eurozone.

Stock Markets

Stocks markets were the best performers in 2004, posting a growth of 29.6% for the MSCI dollar for developed Asia ex-Japan and of 26% for the MSCI dollar for the emerging countries. In Europe, Stoxx 50 rose by 6.9%, FTSE by 7.5% and CAC 40 by 7.4%, while the U.S. S&P 500 was up 9% and the Japanese Nikkei advanced by 7.6%.

Bond Markets

In 2004, the bond markets behaved well in the context of sustained world growth, a falling dollar, and sharply rising oil prices.

Yields on U.S. 10-year treasuries remained broadly unchanged. On the contrary, in Europe, yields on 10-year maturities government bonds fell by 63 bp in the Eurozone and by 23 bp in the United Kingdom. In a context of improving balance sheet and default rate, high yield investments had a very good year as demonstrated by the five-year maturity high yields bonds which returned double digit global performance.

Exchange Rates

In 2004, the Euro emphasized its appreciation against other currencies, especially against the U.S. Dollar (+7.9%), the Yen (+3.3%). The Euro remained stable against the Sterling.

1. Morgan Stanley Index, a market capitalization index designed to measure global developed market equity performance.

December 31, 2004
     operating highlights

Significant acquisitions and disposals

Acquisitions

On January 23, 2004, AXA concluded with BBVA Group an agreement under which AXA has acquired the 50% stake of BBVA in its subsidiary Hilo Direct Seguros y Reaseguros S.A. (“Direct Seguros”). After this transaction, AXA holds 100% of Direct Seguros. The purchase price amounted to €49 million, and the related goodwill was €28 million, to be amortized over 30 years.

On January 23, 2004, AXA Holdings Belgium concluded with La Poste an agreement under which AXA Holdings Belgium acquired the 50% stake of La Poste in Assurances la Poste Vie and in Assurances la Poste Non Vie. After this transaction, AXA Holdings Belgium holds 100% of Assurances la Poste Vie and of Assurances de la Poste Non Vie. The purchase price amounted to €9.4 million, and the related goodwill was €3.2 million, fully amortized over the first half year of 2004.

On March 18, 2004, AXA RE bought from BNP PARIBAS the remaining 21% minority interests in its subsidiary AXA RE Finance. After this transaction, AXA RE holds 100% of AXA RE Finance. The purchase price amounted to €55 million, and the related goodwill was €8 million, fully amortized during the first half of 2004.

On July 8, 2004, AXA announced that, following the receipt of all required regulatory approvals and the satisfaction of all conditions to the merger agreement, AXA Financial, Inc. completed the acquisition of the MONY Group, Inc. (“MONY”), for a total consideration of $1.48 billion (€ 1.3 billion). As a result of the acquisition, MONY is now a wholly owned subsidiary of AXA Financial. The related goodwill, to be amortized over 30 years, and value of business in force for the transaction were respectively $672 million and $573 million net of tax.

In connection with Alliance Capital’s acquisition of the business of Sanford Bernstein in 2000, AXA Financial entered into a liquidity agreement with the former shareholders of Sanford Bernstein such that they can put to AXA Financial in any one period up to 20% of the original Alliance Capital units issued at the time of the acquisition. In 2004, the former shareholders of Sanford C. Bernstein exercised their rights to sell 16.32 million Alliance Units (8.16 million Alliance Units in March and December). As a consequence, the ownership interest of AXA Financial in Alliance Capital at this date increased by 5.8% points from 55.5% to 61.3%. These transactions generated an exceptional profit of €112 million, as a result of the partial release (€420 million) of the provision set up in 2000 to offset the dilution gain resulting from the acquisition of Sanford Bernstein, Inc, partly offset by the amortization over the period of the additional goodwill generated by the transaction (€308 million at average exchange rate).

Effective January 1, 2004 the policyholder-owned Long Term Fund of Sun Life Assurance Society plc sold AXA Isle of Man Ltd to a shareholder-owned subsidiary of AXA Life Holdings plc, for a total purchase consideration of €89 million. This transaction generated a goodwill of €21 million, entirely amortized over the period, and a value of business in force of £80.4 million or €114 million instead of pre-existing DAC (Deferred Acquisition Costs) balance of €113 million.

Disposals

On January 2, 2004, AXA concluded the disposal of its insurance brokerage activities in the Netherlands, Unirobe, through the means of a management buy-out. The proceeds for the sale amounted to €126 million, and the related capital gain was €104 million.

On April 20, 2004, AXA Germany sold its building society AXA Bausparkasse to BHW, a German competitor specialized in savings plans for the financing of the purchase of real estate properties. The transaction was completed in June 2004 and resulted in a net capital loss of € -25 million (net Group share).

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In October 2004, AXA Insurance UK sold the right to renew of its direct business to RAC plc. The proceeds for the sale amounted to €12 million.

On October 28, 2004, Alliance Capital Management Holding L.P. (“Alliance Holding”) and Alliance Capital Management L.P. (“Alliance Capital”) announced that Alliance Capital and Federated Investors, Inc. have reached a definitive agreement for Federated to acquire Alliance Capital’s cash management business. The transaction is expected to close between first and third quarter 2005.

On December 1, 2004, AXA Zorg, subsidiary of AXA in the Netherlands operating in the Health and Disability Insurance business completed the sale of its health portfolio to Achmea for a total consideration of €7.5 million. This sale resulted in a realized gain of €3.2 million, net of restructuring provision.

In December, 2004, AXA Belgium Holdings completed the sale of Crealux, a subsidiary which operated in Luxembourg for a total consideration of €87.6 million. This sale resulted in a realized gain of €17 million.

Capital and financing operations

Financing operations

In 2004, AXA issued, under its €5 billion Euro Medium Term Notes program, subordinated debt totaling €1 billion of which (i) callable undated subordinated debt: $150 million in January and $225 million in February 2004 (in two private placements in Europe and Asia) and €125 million in April 2004 (private placement in Europe); (ii) in October and December 2004, respectively €375 million and €250 million undated deeply subordinated notes (“Titres Super Subordonnés”). By partly anticipating the refinancing of debts maturing in 2005, these issues allowed the Group to benefit from very favorable and unprecedented credit spread conditions and to improve its liquidity by further extending the average maturity of debt and by strengthening hybrid capital through non-dated subordinated issues.

In order to further protect the Group balance sheet exposure to the USD, $4 billion hedges have been implemented in the first half year 2004, directly through debt in USD ($0.375 billion) or synthetically through Cross Currency Swaps ($3.625 billion).

In July 2004, a combined €3.5 billion revolving credit facility and $650 million standby letter-of-credit facility for AXA SA and AXA Financial was signed. The facility will initially be due July 2009 with 2 one-year extension options. It anticipated the replacement of AXA S.A €3 billion syndicated credit facility maturing July 2005 and included the needs of AXA Financial for U.S. Commercial Paper backup and letter-of-credit facilities, allowing the group to comfort its liquidity profile and to benefit from the favorable conditions currently prevailing on the European credit market.

Capital operations

As the result of successful completion of the merger of MONY with AXA Financial Inc, the ORAN’s 1 redeemable into either shares or cash issued by AXA in September 2003 to finance the MONY acquisition were redeemed on July 22, 2004 by the issuance of one new ordinary AXA share for each ORAN, i.e. a total issuance of 110,245,309 new AXA shares. Each ORAN holder received in addition, on July 22, 2004, a “Final Interest” amount equal to Euro 0.38 per ORAN, i.e. the equivalent of the dividend paid by AXA on its shares on May 3, 2004.

For several years, the AXA Group has been offering to its employees in and outside of France, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2004, employees invested a total of €255 million (with 22.5 million in August and €232.1 million in December, leading to a total issuance of 18.9 million new ordinary AXA shares). As of December 31, 2004, the total number of shares in issue amounted to 1,908 million. Employee shareholders represented approximately 5.11% of the outstanding shares versus 4.74% as of December 31, 2003.

As part of an overall rebalancing of the hedge of its purchase stock option plans, AXA Financial, Inc purchased on November 22, 2004, approximately 25.5 million call options on the AXA ADR, for a total premium of $89 million. The purpose of the hedge is to protect the Group against an

1. Bonds redeemable either in shares or in cash.

increase in the AXA share price and a depreciation of the U.S. dollar versus Euro. As a consequence of this rebalancing of its hedging strategy, the AXA Group sold 6.7 million of treasury shares for a total amount of €120 million.

Other Highlights

On October 17th, 2004 AXA announced that its conditional proposal to acquire the minority interests in AXA APH through a Scheme of Arrangement that was announced on August 6, 2004 was withdrawn and terminated following the decision of AXA APH’s Committee of Independent Directors (the “Independent Committee”) not to recommend AXA’s final offer.

Discussions with the Independent Committee regarding the acquisition of the minority interests in AXA APH through a scheme of arrangement were unsuccessful as a difference remained outstanding on the issue of price, despite AXA’s offer to raise the price to $ 4.05 per share fully payable in cash.

The commitment of the AXA Group to the Asia-Pacific region and to the Group’s subsidiaries that are based there, the confidence in the management and staff of AXA APH, are unchanged and intact. The development of the Group’s activities in this region, where we will continue to invest significantly, remains one of the key axes of our strategy.

Events subsequent
     to December 31, 2004

In January 2005, AXA issued, under its €5 billion Euro Medium Notes program, €250 million of undated deeply subordinated notes (“Titres Super Subordonnés”) allowing the Group to improve debt quality and to strengthen hybrid capital, whilst anticipating the refinancing of debts maturing in 2005.

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Consolidated Operating results
     Consolidated gross revenues

CONSOLIDATED GROSS REVENUES (a)				(in euro millions)

	FY 2004	FY 2003	Change	Change on a	FY 2002
				comparable basis (b)

Life & Savings	47,063	46,799	0.6%	1.0%	48,586
Property & Casualty	17,852	17,098	4.4%	3.4%	15,948
International Insurance	3,371	3,972	(15.1%)	(6.4%)	5,762
Asset Management	3,087	2,922	5.7%	13.9%	3,411
Other Financial Services	791	836	(5.4%)	5.5%	1,020
TOTAL	72,164	71,628	(0.7%)	1.8%	74,727

(a)	Net of intercompany eliminations.
(b)	Percentages are on constant methodology, constant exchange rates, constant structural basis (“constant scope”).

Consolidated gross revenues for full-year 2004 were €72,164 million. On a comparable basis, revenues grew by 2% compared to full year 2003.

On a reported basis, total revenues were up 0.7% from full year 2003 (€71, 628 million), mainly driven by organic growth (revenues on a comparable basis up €1.3 billion, or +2%) and MONY’s 2H04 revenues (€1.0 billion impact, or +1%), partly offset by strength of the Euro versus other currencies (€-1.6 billion impact, or -2%).

Life & Savings revenues growth was +1%. This increase, on a comparable basis, was mainly driven by France (+9%), United Kingdom (+6%), Southern Europe (+15%), Germany (+2%) and Belgium (+3%). This positive performance was partly offset by a decrease in revenues in the United States (-5%), Japan (-7%) and Australia New Zealand (-14%).

France’s revenue growth was driven by a surge in individual unit-linked premiums and, for group retirement premiums, by new business and renewals of contracts with major companies reflecting AXA’s favorable competitive position. Life and Health premiums benefited from an increase in the number of contracts as well as in premium rates. Sales in the new French retirement PERP product experienced a promising start in 2004 as 140,000 accounts were opened, with AXA being on of the market’s top three players1; The United Kingdom benefited from a growth in sales of single premium unit-linked bonds and strong sales of Group Pension regular premium business. The growth was partly offset by a decrease in individual pension business reflecting the impact of actions taken in 2003 to improve profitability. Southern European2 revenues were pulled up by strong Investment & Savings premiums resulting from a new distribution agreement in Spain for unit-linked contracts and from high single premium new business in Italy. Germany benefited from a high level of sales on group pension funds (named “PensionsKasse”) and from a growth in unit-linked investment & savings premium, which nearly doubled compared to last year. Belgium’s revenue growth was driven by strong sales in Crest product lines and unit-linked business and was partly offset by decreases in Group business that resulted from lower single premiums. This decrease in group single premium business was only partly compensated by higher regular premiums. Excluding the contribution of MONY, the United States revenues showed a decrease by 5%, as increases in first year life premiums (up 25%) and institutional separate account premiums were more than offset by a decrease in variable annuity premiums from a very high level last year.

1.	Source: FFSA at the end of November 2004.
2.	From 2004, Italy, Spain and Portugal activities are presented as a single region denominated “Southern Europe”.

However, full year 2004 variable annuity sales have increased by 19% on a CAGR1 basis over 2002 levels. Japan’s revenues decreased by 7%, but were up 8% excluding the impact of group pension transfers and conversions. This increase was driven by a growth (i) in investment & savings premiums (+25%), reflecting strong individual annuity sales in the “bancassurance” channel and (ii) in health premiums (+16%) fuelled by continuing focus of the sales force on strong margin “Key6” products such as Medical Whole Life and Medical Riders. Australia New Zealand revenue decreases were due to product substitution into the rapidly growing mutual fund business and the planned reduction in retirement income business. These were partly offset by an increase in protection products (+5%).

Property & Casualty gross written premiums were up +3% to €17,852 million, with Personal and Commercial lines growing 4% and 6%, respectively, as the Group attracted new clients and favorable pricing persisted in most business lines. This was partly offset by further restructuring in other lines, primarily in Germany.

Personal lines (59% of the P&C premiums) showed overall growth of 4%.

Motor revenues (+3%) improved in most countries, due to moderate tariff increases and strong positive net inflows, especially in France (+154,000 policies), Germany (+139,000 policies), and Southern Europe (+159,000 policies). As a result, motor revenues in France grew 5%, above estimated2 market trend. Motor revenues for UK, including Ireland, were down 18%, as a result of AXA’s continued underwriting discipline amidst softening market rates, the planned reduction in UK Personal Direct prior to its sale to RAC in October 2004 and the decrease in Ireland average premiums following rate reductions in 2003 and in 2004, reflecting an improved claims environment and risk selection.

Non-motor activities rose 5%, mainly driven by strong growth in the UK (+23%) led by the increase in new business from Corporate Partners and intermediaries in Personal Household and Creditor. France experienced strong positive net inflows of 83,000 contracts in Household supported by the successful introduction of segmented products.

Commercial lines (34% of the P&C premiums) recorded growth of 6% due to continued tariff increases in most business lines and strong new business in non-motor. Growth was +9% at AXA France, with the main lines of business registering increases in premiums above estimated market trends.

Commercial motor revenues increased by 4%, mainly driven by Southern Europe’s renewals of fleet contracts, France’s selective rate increases associated with strict underwriting control, and Belgium’s rate increases.

Growth in commercial non-motor revenues of 6% was due to successful tariff increases in most countries, especially in property and liability in France, the UK, and Southern Europe.

Other Lines (7% of the P&C premiums) decreased by 3% mainly driven by a sharp decrease in Germany both in assumed business, in line with a reduction of share in the Aviation pool and Atomic pool, and in foreign activities as they were partly put in run-off.

International insurance revenues declined by 6% mainly due to a decrease in reinsurance activities in line with the strategic repositioning of AXA RE implemented in 2002. The aim of this strategy was to reduce the portfolio risk and to exit non-strategic business lines. As a result, the decrease was mainly explained by lower non-life gross written premiums resulting from a sharp drop in assumed business and some re-underwriting of the Marine account. AXA Corporate Solutions Assurance’s revenues decreased by 3%, driven by lower activity in Property (-19%) and the decrease in Marine business (-5%) partly offset by a strong increase in Aviation (+20%) which was negatively impacted in 2003 by SARS and the Iraq war.

1.	Compound Annual Growth Rate.
2.	Internal management estimates.

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Asset management revenues increased by 14% to €3,087 million in 2004, benefiting from higher average Assets Under Management (AUM) (+16%), the result of very strong net inflows (€35 billion) and market appreciation, partly offset by the depreciation of the U.S. Dollar versus the Euro.

Revenues from Other financial services increased by 6% which was mainly attributable to the growth of AXA Banque (France) and AXA Bank Belgium revenues.

Consolidated adjusted earnings and net income

ADJUSTED EARNINGS & NET INCOME (GROUP SHARE)		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	67,407	67,306	69,723
Bank revenues	791	820	1,012
Fees, commissions and other revenues	3,966	3,503	3,992
Gross revenues	72,164	71,628	74,727
Change in unearned premium reserves	47	320	(382)
Net investment result (b)	25,021	26,834	(9,229)
Total revenues	97,233	98,783	65,116
Insurance benefits and claims (b)	(77,145)	(81,309)	(47,922)
Reinsurance ceded, net	(1,064)	(1,113)	(523)
Insurance acquisition expenses	(6,239)	(5,798)	(5,891)
Bank operating expenses	(454)	(502)	(600)
Administrative expenses	(7,760)	(7,567)	(8,098)
Operating Income	4,571	2,494	2,081
Income tax expense / benefit	(1,344)	(793)	(357)
Equity in income (loss) of unconsolidated entities	76	41	23
Minority interests	(402)	(292)	(390)
ADJUSTED EARNINGS (a)	2,901	1,450	1,357
Impact of exceptional operations	267	148	235
Goodwill amortization (Group share)	(649)	(593)	(643)
NET INCOME	2,519	1,005	949

(a)	Adjusted Earnings represents AXA’s consolidated net income, before goodwill amortization and exceptional operations. Adjusted Earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.
(b)	For the periods ended December 31, 2004, 2003 and 2002, the change in fair value of separate accounts had impacted the net investment result for respectively Euro +10,583 million, Euro +14,949 million and Euro -17,576 million and benefits and claims by the offsetting amounts respectively.

The net income Group Share for the Full Year 2004 reached €2,519 million, up 151% or a €+1,514 million increase compared to Full Year 2003.

2004 net income included €267 million of exceptional operations relating to:

  The realized capital gain on the disposal of Unirobe, our former Dutch brokerage company in The Netherlands Holding (€+104 million).
  The realized capital loss on the disposal of AXA Bausparkasse building society in Germany (€-25 million, net group share, of which €-10 million in the Life company).
  The realized capital gain on the sale by AXA Insurance UK of the right to renew of its direct business to RAC plc. in October 2004 (€+12 million net Group share).
  An exceptional profit in Alliance Capital (€112 million) as a result of the partial release (€+420 million) of the provisions set-up in 2000 to offset the dilution gain realized when Alliance Capital acquired Sanford Bernstein. This release was due to the buy-back, in 2004, of 16.32 million private units to the former shareholders of Sanford C. Bernstein, Inc. after they exercised their liquidity put option. It generated an additional goodwill, entirely amortized over the period (€308 million).
  An exceptional profit in the AXA Financial holding (pre-tax gain on disposal of the discontinued Investment Banking and Brokerage segment of €65.8 million, or €42.8 million net of Federal income taxes). The gain resulted from the reduction of state tax liabilities related to the 2000 sale of Donaldson, Lufkin & Jenrette, Inc.
  The realized capital gain on the disposal of Crealux in Belgium (€17 million, net group share)
  The realized capital gain on the disposal of the health portfolio of AXA Zorg in Netherlands (€3 million net of taxes).

In Full Year 2003, exceptional operations amounted to €148 million, and included:

  Realized capital gains on the disposals of (i) the Austrian and Hungarian subsidiaries (€+37 million), (ii) Auxifina in AXA Bank Belgium (€+15 million), and (iii) Members Equity in Australia (€+12 million),
  An exceptional profit in AXA Financial (€66 million net of goodwill effect) following a review of tax positions related to periods prior to the acquisition of “The Equitable Inc.” by AXA. The comprehensive tax review impact was partly compensated by an exceptional amortization of the goodwill (recorded in 2002 when acquiring the minority interest of AXA Financial) for €-106 million.
  An exceptional profit in Germany Holdings operations (€17 million net of goodwill impact) as a result of the release of a provision set-up when acquiring German operations in 1997; this release was due to the disposal of Colonia Re participation to General Re and was offset by an exceptional goodwill depreciation.

Goodwill amortization group share increased by €56 million (or €68 million on a constant exchange rate basis). This was mainly due to the amortization of the Netherlands P&C remaining goodwill (€33 million) ; and the amortization over the year of the goodwill created by the AXA Isle of man transaction in the United Kingdom life operations (€21 million).

Net capital gains and losses reached €178 million, up €+763 million or €+768 million on a constant exchange rate basis, mainly driven by (i) lower valuation allowance on equity securities and mutual funds (€-783 million to €-261 million), on fixed maturities (€-156 million to €-10 million) ; (ii) the non recurrence in 2004 of a valuation allowance recorded in 2003 on the Japanese deferred tax asset related to prior year capital losses (€+119 million) ; (iii) partly offset by a lower level of realized gains (€-287 million) as 2003 adjusted earnings benefited from a large non-recurring capital gain from the sale of Crédit Lyonnais shares (€442 million). Excluding this item, realized capital gains were up by €155 million to €476 million.

Group underlying earnings significantly improved by €+688 million to €2,723 million or an increase of 34% due to a significant improvement in Life & Savings, Property & Casualty and International Insurance as well as in Asset Management. As a consequence, adjusted earnings were up €+1,451 million to €2,901 million.

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ADJUSTED EARNINGS & NET INCOME (GROUP SHARE)		(in euro millions)

	FY 2004	FY 2003	FY 2002

Life & Savings	1,727	898	1,367
Property & Casualty	1,035	519	93
International Insurance	238	147	(149)
Asset Management	318	148	258
Other Financial Services	26	126	133
Holding companies	(442)	(388)	(344)
ADJUSTED EARNINGS (a)	2,901	1,450	1,357
Impact of exceptional operations	267	148	235
Goodwill amortization (Group share)	(649)	(593)	(643)
NET INCOME	2,519	1,005	949

(a)	Adjusted Earnings represents AXA’s consolidated net income, before goodwill amortization and exceptional operations. Adjusted Earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

Life & Savings

At €1,727 million, adjusted earnings were up €829 million, with main contributors being the United States (€674 million, including MONY), France (€425 million), Japan (€199 million), United Kingdom (€109 million) and Belgium (€104 million).

This increase was mainly driven by :

  Improved underlying earnings up €301 million or€ 372 million on a constant exchange rate basis to €1,603 million, due to the unfavorable impact of the appreciation of euro against foreign currencies (€-71 million impact). At constant exchange rate, the improvement was mainly attributable to the United States (€+131 million, including €56 million for MONY), The United Kingdom (€+132 million) and Japan (€+116 million). Fees and revenues growth as well as highly investment margin have been the two drivers of this strong improvement of Life & Savings underlying earnings.
  A sharp increase in net capital gains (€+527 million to€124 million or €+533 million on a constant exchange rate), mainly driven by (i) a much lower level of impairment valuation allowances on equity securities and mutual funds (€+418 million to €-113 million) and on bonds (€+145 million to €-3 million); (ii) the non recurrence in 2004 of a valuation allowance recorded in 2003 on the Japanese deferred tax asset related to prior year losses (€+119 million); (iii) partly offset by a lower level of realized capital gains (€-168 million to €257 million) as 2003 adjusted earnings benefited from a non recurring capital gain from the sale of Credit Lyonnais shares (€142 million).

Property & Casualty

Adjusted earnings increased by €+516 million to €1,035 million, with main contributors as follows: France (€304 million), the United Kingdom including Ireland (€274 million), Southern Europe (€145 million) and Belgium (€142 million). This improvement reflected:

  Strong operational performance across the board, mainly due to a significantly improved Group combined ratio by -2.1 points to 99.3%. As a consequence, the net technical result increased by €359 million. Investment income increased by +6.6% or €+85 million. As a result and after tax, underlying earnings increased by €+310 million to € 1,063 million.
  A significant increase in net capital gains (€+206 million to €-28 million or €+204 million on a constant exchange rate), mainly driven by (i) a much lower level of impairment valuation allowances on equity securities and mutual funds (€+295 million to €-119 million) and on fixed maturities (€+14 million to €-1 million), (ii) partly offset by a lower level of realized capital gains (€-96 million). In 2003, adjusted earnings benefited from a non-recurring capital gain from the sale of Credit Lyonnais shares (€215 million). Excluding this item, realized capital gains were up by €+119 million to € 106 million.

International Insurance1

Adjusted earnings reached €238 million, up €+91 million compared to 2003, driven by:

  Improved underlying earnings up €+14 million to€ 155 million, attributable on a comparable basis to
1.	Note that large risk and reinsurance U.S. activities were included in AXA RE’s segment at year end 2003 and are included in Other transnational activities segment in 2004.

both AXA RE (€+33 million to €108 million) and to AXA Corporate Solutions Assurance (€+23 million to €54 million) as a result of the improvement in technical margins, partly offset by a decrease in Other Transnational activities (€-46 million to €-41 million) negatively impacted by the cost of hurricanes.

  Higher net capital gains (€+78 million to €83 million), mainly as a result of lower valuation allowances on equity securities (€+59 million) and of higher realized capital gains (€+18 million). 2003 benefited from €58 million realized gain on Credit Lyonnais shares.

Asset Management

Asset management companies also showed improved adjusted earnings up €+170 million or €+ 193 on a constant exchange rate basis to €318 million, reflecting higher underlying earnings by €+170 million or €+192 million on a constant exchange rate basis to €316 million. This trend was attributable to both Alliance Capital (€+158 million) and AXA Investment Managers (€+34 million) as a result of higher average assets under management due to net new money and market appreciation and the non recurrence of the 2003 charge for legal proceeding and mutual fund matters in Alliance Capital (€104 million).

Other Financial Services

Adjusted earnings deteriorated by €-100 million to €26 million, as a result of (i) lower underlying earnings (€-86 million to €26 million) attributable to AXA Bank Belgium (€-22 million to €32 million) and to CFP (-83 million to €-1 million), as a result of lower positive run-off development in 2004, and (ii) lower net capital gains (€-14 million) as 2003 benefited in AXA Bank Belgium of the capital gain on Credit Lyonnais shares for €13 million.

Holdings

Holding companies adjusted earnings decreased by €54 million to €-442 million, mainly attributable to Germany Holdings (€-51 million to €-69 million) as a consequence of the sale of Cologne Re JV in 2003.

Consolidated Shareholders’ Equity

At December 31, 2004, consolidated shareholders’ equity totaled €26.2 billion. The movement in shareholders’ equity since December 31, 2003 is presented in the table below:

		Number of ordinary
	Shareholders’ Equity	shares outstanding
	(in euro millions)	(in millions)

At December 31, 2003	23,401	1,778.1
Capital increase (Conversion of mandatorily Convertible Bonds - “ORAN”)	1,396	110.2
Employee shareplans (July & December 2004)	255	18.9
Exercise of share options	11	1.2
Cash dividend	(676)	-
Impact of foreign exchange fluctuations	(750)	-
Other	1	-
At December 31, 2004 (before net income of the period)	23,638	1,908.4
Net income for the period	2,519	-
At December 31, 2004	26,158	1,908.4

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Creation of Shareholder Value

EARNINGS PER SHARE (“EPS”)					(in euro millions except ordinary shares in millions)

	FY 2004		FY 2003				FY 2002				Var. FY 2004
		Fully	Restated (b)	Fully	As published	Fully	Restated (b)	Fully	As published	Fully	versus FY 2003	Fully
	Basic	diluted	Basic	diluted	Basic	diluted	Basic	diluted	Basic	diluted	Basic	diluted

Weighted numbers of shares	1,845.2	1,910.8	1,790.1	1,816.6	1,763.7	1 ,790.1	1,762.1	1,765.1	1,736.1	1,739.1	-	-
Net income	2,519	2,519	1,005	1,005	1,005	1,005	949	949	949	949	-	-
Net income Per Ordinary Share	1.37	1.32	0.56	0.55	0.57	0.56	0.54	0.54	0.55	0.55	143.2%	138.3%
Adjusted Earnings	2,901	2,901	1,450	1,450	1,450	1,450	1,357	1,357	1,357	1,357	-	-
Adjusted Earnings Per Ordinary Share	1.57	1.52	0.81	0.80	0.82	0.81	0.77	0.77	0.78	0.78	94.1%	90.2%
Underlying Earnings Per Ordinary Share (a)	1.48	1.43	1.14	1.12	1.15	1.14	0.96	0.96	0.97	0.97	29.8%	27.2%

(a)	Underlying earnings per Ordinary Share (Underlying EPS) represents the AXA’s consolidated Adjusted Earnings, excluding the impact of September 11 attacks and net capital gains attributable to shareholders, divided by the average number of outstanding ordinary shares.
(b)	Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently EPS over each periods have been restated to take into account an adjustment to neutralize this event which is similar to a free distribution of shares.

RETURN ON EQUITY (ROE)			(in euro millions except percentages)

	FY 2004	FY 2003	FY 2002	Var. FY 2004/
				FY 2003

Average Shareholder’s equity	23,392	22,958	23,643	-
Net income	2,519	1,005	949	-
ROE	10.8%	4.4%	4.0%	6.4 pts
Adjusted Earnings	2,901	1,450	1,357	-
Adjusted ROE	12.4%	6.3%	5.7%	6.1 pts
Underlying ROE	11.6%	8.9%	7.1%	2.8 pts

Life & Savings Segment

The following tables present the consolidated gross revenues, adjusted earnings and net income attributable to AXA’s Life & Savings segment for the periods indicated.

LIFE & SAVINGS SEGMENT (a)		(in euro millions)

	FY 2004	FY 2003	FY 2002
			Pro forma (c)	As Published

Gross written premiums	46,251	46,299	46,972	48,080
Fees, commissions and other revenues	821	513	513	539
Gross revenues	47,071	46,812	47,485	48,619
Change in unearned premium reserves	21	(6)	(7)	(16)
Net investment result (b)	23,673	25,744	(10,672)	(10,684)
Total revenues	70,765	72,551	36,805	37,920
Insurance benefits and claims (b)	(62,451)	(65,926)	(30,120)	(30,958)
Reinsurance ceded, net	17	84	289	288
Insurance acquisition expenses	(2,888)	(2,797)	(2,738)	(2,806)
Administrative expenses	(2,875)	(2,457)	(2,741)	(2,868)
Operating Income	2,567	1,454	1,495	1,575
Income tax expense/benefit	(759)	(448)	(98)	(119)
Equity in income (loss) of unconsolidated entities	44	19	(7)	(7)
Minority interests	(126)	(127)	(83)	(83)
ADJUSTED EARNINGS	1,727	898	1,308	1,367
Impact of exceptional operations	(7)	72	-	-
Goodwill amortization (Group share)	(330)	(299)	(296)	(303)
NET INCOME	1,390	671	1,012	1,063

(a)	Before intercompany transactions.
(b)	For the periods ended December 31, 2004, 2003 and 2002, the change in fair value of separate accounts had impacted the net investment result for respectively Euro +10,583 million, Euro +14,949 million and Euro -17,576 million and benefits and claims by the offsetting amounts respectively.
(c)	Since FY 2003, UK Health business has been tranfered to UK Property & Casualty segment. Consequently FY 2002 have been restated excluding UK Health business.

CONSOLIDATED GROSS REVENUES (a)			(in euro millions)

	FY 2004	FY 2003		FY 2002
		Pro forma (b)	As published	Pro forma (b) (c)	As published

France	11,899	10,890	10,890	10,432	10,432
United States	12,880	13,732	13,732	12,726	12,726
United Kingdom	6,309	5,831	5,831	7,228	8,362
Japan	5,526	6,078	6,078	6,428	6,428
Germany	3,499	3,428	3,428	3,141	3,141
Belgium	2,203	2,050	2,050	1,629	1,629
Southern Europe	1,364	1,182	-	1,527	-
Other countries	3,391	3,620	4,802	4,373	5,900
TOTAL	47,071	46,812	46,812	47,485	48,619
Intercompany transactions	(9)	(13)	(13)	(33)	(33)
Contribution to consolidated gross revenues	47,063	46,799	46,799	47,452	48,586

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	Starting January 1st, 2004, Italy, Spain and Portugal activities (previously under “Other countries”) are now reported as one geographical region “Southern Europe”.
(c)	Since FY 2003, UK Health business has been tranfered to UK Property & Casualty segment. Consequently FY 2002 have been restated excluding UK Health business.

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ADJUSTED EARNINGS & NET INCOME			(in euro millions)

	FY 2004	FY 2003		FY 2002
		Pro forma (a)	As published	Pro forma (a) (b)	As published

France	425	425	425	432	432
United States	674	530	530	520	520
United Kingdom	109	43	43	290	348
Japan	199	(224)	(224)	(45)	(45)
Germany	(38)	(26)	(26)	(0)	(0)
Belgium	104	(55)	(55)	8	8
Southern Europe	45	24	-	32	-
Other countries	209	179	204	72	104
ADJUSTED EARNINGS	1,727	898	898	1,308	1,367
Impact of exceptional operations	(7)	72	72	-	-
Goodwill amortization (Group share)	(330)	(299)	(299)	(296)	(303)
NET INCOME	1,390	671	671	1,012	1,063

(a)	Starting January 1st 2004, Italy, Spain and Portugal activities (previously under “Other countries”) are now reported as one geographical region “Southern Europe”.
(b)	Since FY 2003, UK Health business has been tranfered to UK Property & Casualty segment. Consequently FY 2002 have been restated excluding UK Health business.

Life & Savings operations - France

LIFE & SAVINGS OPERATIONS - FRANCE		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	11,899	10,890	10,432
Investment margin	921	920	872
Fees & revenues	1,149	1,017	982
Net technical margin	63	98	104
Expenses (net of DAC/VBI)	(1,547)	(1,471)	(1,464)
Operating Income	587	565	495
Income tax expense/benefit	(163)	(141)	(64)
Equity in income (loss) of unconsolidated entities	2	2	2
Minority interests	(1)	(1)	(1)
ADJUSTED EARNINGS	425	425	432

Gross written premiums were up +9% to €11,899 million due to sustained growth in all business lines.

  Investment & Savings (67% of gross written premiums): Individual unit linked premiums increased by +58% to €1,461 million and represented 21% of individual Investment & Savings premiums (14% in 2003) due to a strong focus on these products in all sales networks. General account individual premiums registered a moderate growth (+1%). Group pensions premiums were up +13% mainly due to large renewal premiums from major companies. The new French retirement “P.E.R.P.” product, launched in May 2004, had a very satisfactory first year with more than 140 000 accounts opened.
  Life & Health (33% of gross written premiums) grew by 8%, mainly as a result of rates increases and positive net inflows in the Health business.

Investment margin marginally increased by €1 million to €921 million as a result of higher investment income and net realized gains, offset by higher amounts credited to policyholders. Investment income grew by €89 million to €3,168 million resulting from the increase in dividend yields (€+1 14 million). Net capital gains and losses were up €53 million to €174 million in 2004 as a consequence of lower valuation allowances on equities (€-13 million in 2004 to be compared to €-160 million in 2003) partly offset by lower realized gains on equities (€65 million in 2004 to be compared to €188 million in 2003). In 2003, realized gains on equities included a €109 million capital gain on the sale of Credit Lyonnais shares. Amounts credited to policyholders increased by €-141 million to €-2,420 million, as a consequence of higher average general account reserves, partly compensated by a slight decrease in main products distribution rate (to 4.65%).

Fees & revenues rose by €132 million, or +13%, to €1,149 million in 2004 mainly due to higher fees arising from unit-linked products (€+89 million), as a result of higher sales and higher average reserves. Fees & revenues also increased on Group Life, Disability & Health business (€+37 million) as sales rose by 8%.

Net technical margin decreased by €35 million from €+98 million in 2003 to €+63 million in 2004, mainly as the consequence of adverse claims experience in Group disability.

Expenses net of DAC and VBI increased by €76 million or +5% to €1,547 million in 2004 as both distribution (up 9.6%, in line with premium growth) and other management expenses were up in a context of increased activity and launch of new Loi Fillon products (pension reform).

The underlying cost income ratio deteriorated by 0.8 point to 76.8% as increased fees & revenues were offset by a lower net technical margin and increased expenses.

Income tax expense was up €23 million mainly as a result of higher pretax income and a lower proportion of realized gains which are taxed at a reduced rate.

Adjusted earnings were stable at €425 million mainly driven by the improvement in fees & revenues (€132 million) offset by the increase in expenses (€76 million) and the decrease in technical margin (€35 million).

Underlying earnings increased by €9 million to € 372 million.

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Life & Savings operations - United States

LIFE & SAVINGS OPERATIONS - UNITED STATES		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross revenues	12,880	13,732	12,726
Investment margin	770	608	550
Fees & revenues	1,112	843	921
Net technical margin	439	494	348
Expenses (net of DAC/VBI)	(1,367)	(1,258)	(1,352)
Operating Income	953	687	467
Income tax expense / benefit	(279)	(157)	53
Minority interests	0	(0)	(0)
ADJUSTED EARNINGS	674	530	520
Average exchange rate : 1.00 € = $	1.24	1.13	0.95

Gross revenues decreased by 6% to €12,880 million on a current exchange rate basis, but increased by 3% on a constant exchange rate basis. Excluding the contribution of MONY for the second half of 2004, revenues were expectedly down 5% as increases in First Year life premiums (up 25%) and Institutional Separate Account premiums (up 65%) were more than offset by a 10% decrease in Variable Annuity premiums from a very high level last year. However, Variable Annuity premiums increased by 19% on a CAGR basis over 2002 sales.

Investment margin increased by €162 million in 2004 to €770 million, or by €238 million on a constant exchange rate basis. Excluding the contribution of MONY in 2004, these amounts were €130 million and €204 million, respectively. The increase excluding MONY was mainly due to €152 million higher realized capital gains to €63 million mainly as a result of higher gains on sales and lower write downs of fixed maturities (€82 million) and equity interest (€34 million) and higher gains on sales of real estate (€31 million). Investment income increased by €35 million to €2,026 million, primarily due to (i) higher partnership distributions, (ii) higher prepayments on fixed maturities and (iii) higher level of assets in the general account partially offset by lower yields. Interest and bonus credited decreased by €16 million to €1,350 million as the impact of lower credited rates in life and annuity business and lower dividends was partially offset by higher general account balances.

Fees & revenues increased by €269 million in 2004, or by €380 million on a constant exchange rate basis. Excluding the contribution of MONY in 2004, these amounts were €122 million and €218 million, respectively. This increase was mainly due to higher fees earned on separate account business (€205 million on a constant exchange rate basis), resulting from positive net cash flows and higher average account balances.

Net technical margin decreased by €55 million in 2004, or by €11 million on a constant exchange rate basis. Excluding the contribution of MONY in 2004, the net technical margin decreased by €124 million, or by €88 million on a constant exchange rate basis. This decrease was notably attributable to lower life mortality margin (€59 million, including reinsurance ceded reserve adjustment) to €269 million and unfavorable reinsurance assumed reserve adjustment (€35 million) partially offset by higher “GMDB/GMIB” margins (€6 million).

Expenses (including commissions and DAC) increased by €109 million in 2004 or by €245 million on a constant exchange rate basis. Excluding the contribution of MONY in 2004, expenses decreased €53 million, or an increase of € 67 million on a constant exchange rate basis.

Excluding the contribution of MONY, expenses, net of capitalization, increased by €51 million on a constant exchange rate basis principally due to (i) greater commission expenses of €48 million (ii) the non recurrence of a 2003 reserve release related to employee stock options of €36 million, and (iii) an increase in benefit and tax expenses reflecting higher qualified pension plan expenses of €19 million, partly offset by (iv) a decrease in other miscellaneous expenses of €30 million primarily within variable expenses, lower amortization of IT expenses net of capitalization and the absence of field restructuring costs. This was partially offset by higher DAC capitalization (€22 million).

DAC amortization increased by €16 million reflecting reactivity to higher capital gains and higher margins in products which are DAC reactive partially offset by favorable DAC unlocking for expected higher emerging margins on variable life and annuity products and model updates.

Underlying cost income ratio improved to 83.3% versus 86.7% in 2003, as the strong improvement in investment margin and fees & revenues was partially offset by lower technical margin and higher commissions. Excluding MONY, the underlying cost income ratio improved to 82.9%.

Income tax expense increased by €123 million in 2004, or by €150 million on a constant exchange rate basis. Excluding the contribution of MONY in 2004, these amounts were €89 million and €114 million, respectively. This increase is principally due to (i) the impact of higher pre-tax income and (ii) the absence of a €25 million reduction in taxes in 2003 which resulted from a review of the deferred tax positions related to periods subsequent to the acquisition of The Equitable Companies Inc. by AXA in 1992.

Adjusted earnings increased by €143 million in 2004 to €674 million, or by €210 million on a constant exchange rate basis. MONY contributed €51 million in 2004 after only 6 months of integration in the AXA Group. Excluding the contribution of MONY in 2004, adjusted earnings increased by €154 million on a constant exchange rate basis. This increase was primarily due to strong improvement in both investment margin and fees & revenues partially offset by lower technical margin, higher expenses and higher taxes.

Underlying earnings increased by €68 million to €643 million and by €132 million on a constant exchange rate basis. MONY contributed €56 million in 2004. Excluding the contribution of MONY in 2004, underlying earnings increased by €70 million on a constant exchange rate basis. This increase primarily reflects higher interest margin and Separate Account fees partially offset by lower net technical margin, higher expenses, and higher income tax.

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Life & Savings operations - United Kingdom

LIFE & SAVINGS OPERATIONS - UNITED KINGDOM		(in euro millions)

	FY 2004	FY 2003	FY 2002
			Pro forma (a)	As Published

Gross revenues	6,309	5,831	7,228	8,362
Investment margin (b)	194	310	279	279
Fees & revenues (b)	439	307	335	335
Net technical margin (b)	(3)	(155)	48	48
Expenses (net of DAC/VBI) (b)	(545)	(417)	(465)	(465)
Health Operating Income	–	–	–	80
Operating Income	85	45	197	277
Income tax expense / benefit	24	(2)	93	71
Minority interests	(0)	(0)	(0)	(0)
ADJUSTED EARNINGS	109	43	290	348
Average exchange rate : 1.00 € = £	0.68	0.69	0.63	0.63

(a)	Since FY 2003, UK Health business has been transferred to UK Property & Casualty segment. Consequently FY 2002 and FY 2001 have been restated excluding UK Health business.
(b)	FY 2002 margin analysis as published is presented excluding Health business.

Gross revenues: Total revenues increased by 8% to €6,309 million or 6% on a constant exchange rate basis, with new business on an Annual Premium Equivalent (APE1) basis up 3% on a constant change rate basis.

  Investment & Savings (87% of gross revenues): Premium revenues were up 5% on last year, driven by renewed focus on Offshore Bonds (up 69%) and Group Pensions (up 22%) partially offset by a decrease in Personal and Executive Pensions (down 7%) following a repricing exercise in 2003.
  Life (13% of gross revenues): Total Life premiums were up 15% predominantly due to increased sales of Creditor Insurance business.

Investment margin decreased by €116 million in 2004 as compared to 2003, or €120 million on a constant exchange rate basis, mainly due to:

  non recurring gains in 2003 of €70 million due to (i) the sale of Credit Lyonnais shares (€52 million) and (ii) favorablecurrency movements on non-sterling denominated bonds held in shareholder funds (€18 million),
  €36 million reduction of shareholders’ profits from With-Profit bonus payments which have reduced in line with market trends.

Fees & revenues increased by €132 million in 2004 as compared to 2003, or €123 million on a constant exchange rate basis, due to:

  a €37 million increase in loadings on unit linked business and a €14 million increase in fees earned on account balances as a direct result of the transfer of ownership of the Isle of Man subsidiary at January 1 2004 to a wholly owned shareholder fund,
  €36 million increase in loadings on life and pension premiums mainly attributable to Non-Profit business,
  €35 million increase in fees earned on account balances, largely due to better financial markets.

Net technical margin increased by €152 million both on current and constant exchange rate bases. This was mainly

1. Annual Premium Equivalent is New Regular Premiums plus one tenth of Single premiums.

due to 2003 non-recurring strengthening of reserves: (i) across a number of classes of business following of review of mortality and morbidity experience and model refinement, (ii) due to changes in the valuation of unit liabilities, and (iii) related to possible endowment mis-selling obligation.

Expenses, net of policyholder allocation1 increased by €128 million, or €117 million on a constant exchange rate basis, due to (i) €37 million related to the transfer of ownership of the Isle of Man subsidiary, (ii) €35 million increased amortization of deferred cost reflecting the increased loadings on premiums on Non-profit business mentioned above, (iii) €26 million lower net transfer of expenses to the With Profit Funds as a consequence of lower new With Profit business and (iv) a €10 million increase related to the development of the Protection offering.

The underlying cost income ratio improved to 112.0% in 2004 from 131.7% in 2003 largely as a result of an improved Technical margin and higher Fees & Revenues, offset by increased expenses from Non-profit business.

Income tax expense decreased by €26 million or by €25 million on a constant exchange rate basis mainly due to tax credits in relation to the settlement of issues from prior year tax accounts.

Adjusted earnings increased by €66 million in 2004 to €109 million, or €64 million on a constant exchange rate basis, as a result of non-recurring reserve strengthening in 2003 and increased loadings on account balances in 2004, partly offset by a lower investment margin due to large realized gains in 2003 and lower With Profit bonus payments in 2004.

Underlying earnings increased by €134 million in 2004 to €108 million or by €132 million on a constant exchange rate basis.

1. Part of these expenses are located in the With-Profit funds and therefore are borne by policyholders.

MANAGEMENT REPORT 159

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Life & Savings operations - Japan

LIFE & SAVINGS OPERATIONS - JAPAN		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	5,526	6,078	6,428
Investment margin	158	(399)	(71)
Fees & revenues	865	854	927
Net technical margin	49	134	(43)
Expenses (net of DAC/VBI)	(677)	(689)	(759)
Operating Income	396	(101)	54
Income tax expense / benefit	(191)	(132)	(100)
Minority interests	(6)	8	2
ADJUSTED EARNINGS	199	(224)	(45)
Average exchange rate : 1.00 W = Yen	132.45	129.20	115.07

Gross Written Premiums decreased by 7% on a constant exchange rate basis to €5,526 million. Excluding (i) group pension transfers (€217 million versus €882 million last year) and (ii) the conversion program started in January 2003 to Life (€248 million versus €480 million last year) and Health products (€448 million versus €342 million last year), premiums increased by 8% to €4,614 million driven by the following factors:

  Investment & Savings (35% of gross written premiums excluding conversions and group pension transfers): premiums increased by 25% to €1,618 million mainly driven by the sharp growth in individual annuity premiums benefiting from the development of bancassurance partnerships signed since August 2003 (€+536 million single premiums). This increase was partly offset by a reduction in group pension premiums by 9% (€–129 million) and a decrease of in-force annuity contracts having high guaranteed rates (€–114 million) as the salesforce focused mainly on conversions and profitable medical product sales.
  Life (44% of gross written premiums excluding conversions and group pension transfers): premiums decreased by 5% to €2,039 million reflecting the decline in endowment and whole life as a result of lower contract in-force, since these products were not promoted for new business.
  Health (21% of gross written premiums excluding conversions and group pension transfers): premiums increased by 16% to €957 million mainly driven by the continuing focus of the salesforce on selling high margin medical products such as medical whole life and medical riders.

Investment margin increased by €558 million (or €562 million on a constant exchange rate basis) to €+158 million mainly as a result of the reduction of valuation allowance on invested assets (€523 million in 2003 versus €85 million in 2004, €436 million decrease on a constant exchange rate basis) driven by the partial recovery of the Japanese financial markets in the first half-year of 2004. Excluding valuation allowances, the investment margin was up by €+120 million (€+126 million at constant exchange rate) reflecting higher investment income (€+151 million to €676 million, or €+168 million at constant exchange rate) driven by (i) a larger asset balance and (ii) improved investment yield following the restructuring started in 2003 of the fixed maturity portfolio. This increase was partially offset by lower realized capital gains (€–64 million or €–61 million at constant exchange rate) to €151 million (of which €155 million fixed maturities) as a result of high capital gains realized principally on equities during the second half of 2003. Additionally, interests credited to policyholders decreased by €33 million (or €19 million at constant exchange rate) mainly as a result of the decline in group pension in-force and conversions to products crediting lower guaranteed rate.

Fees & revenues increased by €11 million (or €33 million at constant exchange rate) to €865 million driven by the continuing shift in product mix towards high margin products, especially Health, and the improved retention of business both in Life and Health reflecting the success of a strategic initiative launched two years ago. This increase was partially offset by lower fees notably on Medical Term contracts converted into products with reduced loadings following fierce competition on this market.

Net technical margin reduced by €84 million (or €83 million at constant exchange rate) to €49 million. The mortality margin decreased by €43 million to €–2 million driven by a strengthening of insurance reserves to reflect mortality experience on long term products (annuity portfolio), partially offset by improved mortality and morbidity margin both on life and health. The surrender margin reduced by €40 million to €51 million due to lower conversions and surrenders partly offset by the non recurrence of the 2003 reserve strengthening on Medical Term product.

Expenses gross of DAC and VBI amortization improved by €35 million (or €16 million at constant exchange rate) to €762 million following the full amortization in 2003 of some IT systems (€19 million), lower non-payroll operating expenses (€6 million) notably due to a decrease in outsourced consulting costs as well as reduced staff expenses due to lower headcount (€2 million). These reductions were partially offset by an increase in commissions (€–12 million).

Expenses, net of DAC and VBI amortization, decreased by €12 million (or increased by €5 million at constant exchange rate) to €677 million due to increases in VBI amortization mainly driven by higher investment result and in DAC amortization in line with a higher DAC balance. This evolution was partially offset by the decrease in expenses described above and higher DAC capitalization due to a growth in bonuses and incentives paid to the salesforce.

Underlying cost income ratio improved by 13.3 points to 75.7% mainly reflecting the improved net investment income.

Income tax expenses increased by €60 million (or €65 million at constant exchange rate) to €191 million. Excluding the non-recurring valuation allowance on tax losses carried forward recorded in 2003 (€149 million), income tax expenses increased by €213 million resulting from the large improvement in pre-tax operating income in 2004.

Adjusted earnings increased by €423 million (or €428 million at constant exchange rate) to €199 million reflecting higher net investment result and the strong reduction of valuation allowances booked in 2004 compared to 2003 both on invested assets and tax losses carried forward.

Underlying earnings increased by €111 million (or €116 million at constant exchange rate) to €163 million, mainly as a result of (i) the improvement in investment income, (ii) lower expenses and (iii) an improved product mix.

MANAGEMENT REPORT 161

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Life & Savings operations - Germany

LIFE & SAVINGS OPERATIONS - GERMANY		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	3,499	3,428	3,141
Investment margin (a)	14	(37)	36
Fees & revenues (a)	51	39	27
Net technical margin (a)	1	10	10
Expenses (net of DAC/VBI) (a)	(54)	(39)	(35)
Health operating income	33	18	23
Operating Income	45	(8)	61
Income tax expense / benefit	(86)	(20)	(62)
Minority interests	4	3	0
ADJUSTED EARNINGS	(38)	(26)	(0)

(a) Excluding health business.

Gross written premiums rose by 2% (€+71 million to €3,499 million) mainly due to Investment & Savings and Health.

  Investment & Savings (20% of gross written premiums) increased by 6% to €704 million, notably driven by unit-linked premiums, which nearly doubled compared to last year, mostly coming from the “Pensionskasse” (Group Pension Fund). The share of unit-linked premiums significantly grew to 15% (8% for the same period in 2003). Non unit-linked premiums slightly decreased by 2% to €600 million due to lower single premiums, partly compensated by strong new business for regular premiums in traditional annuity business in “Pensionskasse”.
  Life (48% of gross written premiums): Revenues were flat at € 1,697 million.
  Health (26% of gross written premiums): Gross written premiums increased by 14% to €894 million in 2004 as a result of (i) high new business volume in 2003 that led to high regular premiums in 2004, (ii) the successful premium adjustment at the beginning of the year and (iii) further legal premium increase (estimated market growth of 6.4%).
  Other (6% of gross written premiums – primarily consortium and medical council business) decreased by 25% down to €204 million as the share in medical council business was reduced at the beginning of the year.

Given the highly regulated policyholder participation rates, the margin analysis is presented net of policyholder participation.

Investment margin increased by €51 million to €14 million. Net investment income increased by €64 million, of which €+38 million from policyholder benefits effects linked to one-off tax items. The remaining €+26 million resulted from lower direct bonus credited to policyholders. Net realized gains and losses decreased by €13 million, mainly due to realized losses on equity securities aiming at reducing the equity exposure of the general account.

Fees & revenues increased by €12 million to €51 million, mainly due to strong new business growth in “Pensionskasse” (group pension fund).

Net technical margin decreased by €9 million to €1 million, as a result of reserve strengthening due to increased longevity risks in annuity portfolios following the publication of revised mortality tables.

Expenses rose by €15 million to €–54 million, due to the strong new business strain on “Pensionskasse”.

The underlying cost income ratio increased from 113.3% to 124.9% due to higher commission expenses and lower technical margin.

The Health operating income increased by €15 million to €33 million due to improvement in the investment and net technical margins as well as in fees & revenues.

The €67 million increase in income tax expenses to €–86 million was mainly attributable to (i) extraordinary tax items to an amount of €–44 million and (ii) higher statutory pre-tax income.

Adjusted earnings decreased by €12 million down to €–38 million, as the impact of extraordinary tax items and the increase in expenses were partly offset by higher investment margin and fees & revenues.

Underlying earnings decreased by €10 million to €9 million.

MANAGEMENT REPORT 163

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Life & Savings operations - Belgium

LIFE & SAVINGS OPERATIONS - BELGIUM		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	2,203	2,050	1,629
Investment margin	120	2	61
Fees & revenues	136	130	128
Net technical margin	41	50	38
Expenses (net of DAC/VBI)	(183)	(185)	(195)
Operating Income	114	(4)	32
Income tax expense / benefit	(10)	(51)	(24)
Minority interests	(0)	0	(0)
ADJUSTED EARNINGS	104	(55)	8

On January 23, 2004, AXA Belgium bought out the minority interests in Assurances La Poste Vie. As a consequence, Assurances La Poste Vie has been fully integrated in AXA consolidated accounts since January 2004 (the entity was previously consolidated under the equity method at 50%). Overall impact is not significant, except on revenues, for which commentaries below are based on restated figures to be on a comparable basis.

Gross written premiums increased by 7% to €2,203 million or 3% on a comparable basis.

  Individual Life and Savings (83% of gross written premiums). Premiums increased by 7% to €1,821 million. Excluding a non-recurring premium of €103 million in 2003, Individual Life and Savings gross written premiums increased by 14%. The growth in the main guaranteed rate product Crest (+25% to €1,108 million) and in unit-linked contracts (+37% to €273 million) was offset by decreases in the short-term non unit-linked product Opti-Deposit (–73%) and in Life products (–3%).
  Group Life and Savings (17% of gross written premiums). Premiums were down by –11% to €381 million. The good level of regular premiums (+2%) could not offset the weak level of single premiums (–49%).

The investment margin increased by €118 million to €120 million, mainly due to lower valuation allowances on equity securities (€41 million in 2004 as compared to €171 million in 2003). Excluding this impact (€+130 million as compared to 2003), the investment margin decreased by €12 million to €161 million mainly driven by higher interests credited, partly offset by a higher net investment income in relation to a higher level of technical reserves and higher realized capital gains. The 2004 average policyholder crediting rate increased by 3 basis points to 4.46% while average minimum guaranteed rates decreased by 24 bps.

Fees & revenues at €136 million were up by €6 million (+4%) mainly due to higher sales.

The net technical margin decreased by €9 million to €41 million, mainly due to a lower mortality margin which was high in 2003 and the absence of any mortality bonus charge in 2003.

Expenses decreased slightly by €2 million at €–183 million.

The Underlying cost income ratio went up from 60.2% in 2003 to 68.9% in 2004 as a result of a lower underlying investment margin.

Income tax expenses decreased by €41 million to €10 million, due to a lower taxable income (of which net capital gains and losses on equity securities are excluded) and an exceptional recovery on prior year taxes.

Adjusted earnings increased by €158 million to €104 million mainly as a result of higher net capital gains driven by the high amount of valuation allowances recorded in 2003.

Underlying earnings decreased by €9 million to €85 million, mostly driven by a lower underlying investment margin.

Life & Savings operations - Southern Europe

LIFE & SAVINGS OPERATIONS - SOUTHERN EUROPE		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	1,364	1,182	1,527
Investment margin	51	0	46
Fees & revenues	96	84	80
Net technical margin	35	44	11
Expenses (net of DAC/VBI)	(113)	(106)	(101)
Operating Income	69	22	36
Income tax expense / benefit	(23)	3	(4)
Minority interests	(0)	(0)	(0)
ADJUSTED EARNINGS	45	24	32

Gross written premiums rose by 15% to €1,364 million driven by investment and savings lines as well as traditional risk life products.

  Investment & Savings (86% of gross written premiums) grew by +17% to €1,170 million.
  Unit-Linked contracts (21% of gross written premiums) were up by 35% to €281 million. The strong increase in Spain (+204% to €147 million) benefiting from new distribution agreements with banks, and in Portugal (+186% to €16 million) following the Portuguese financial market recovery and some successful reinvestment campaigns, was partly offset by the customer’s reorientation towards products perceived as safer such as non-UL savings in Italy (–24% to €118 million). Non Unit-Linked contracts (65% of gross written premiums) increased by 12% to €889 million mainly driven by the high new business trend in Italy (+50%) particularly focused on single premiums, the key growth area in the Italian market.
  Life contracts (14% of gross written premiums) grew by 7% to €195 million thanks to higher new business in Spain through the development of partnerships with banks.

Investment margin strongly increased from breakeven to €51 million. This improvement was mainly due to lower valuation allowances on equity securities (a €1 million release in 2004 versus €–43 million allowance in 2003). Excluding net realized capital gains and losses, investment margin increased by € 7 million to €45 million primarily driven by a larger asset base.

Fees & revenues grew by €12 million to €96 million mostly benefiting from the development of traditional life products sold through banks in Spain and traditional savings products in Italy.

Net technical margin decreased by €9 million to €35 million driven by (i) a lower surrender margin (€–9 million) as 2003 experienced a high level of surrenders on products with high surrender penalties, especially in Italy, and (ii) a lower release of insurance reserve on an old-generation guaranteed index-linked product in Italy (€–4 million). This was partly offset by higher mortality gains (€+3 million), which benefited in 2004 from a favorable claim experience.

Expenses, net of DAC and VBI amortization, grew by €7 million to €113 million reflecting higher commissions net of DAC in line with higher fees (€9 million) notably coming from a bancassurance agreement in Spain. This increase was mitigated by lower non-commission expenses (€–1 million) as a result of cost cutting efforts.

The underlying cost income ratio deteriorated by 3.8 points to 70.2% driven by the combined effect of higher commissions and lower technical margin.

Income tax expenses grew by €26 million mainly reflecting an increase in pre-tax adjusted earnings in 2004 (€+47 million, generating a €–17 million tax impact) as well as the non-recurrence of a 2003 one-time tax credit in Spain (€–9 million).

As a result of lower valuation allowance and higher fees & revenues, adjusted earnings strongly improved by €21 million to €45 million.

Underlying earnings were down by €7 million to €41 million mainly due to the 2003 one-time tax credit in Spain. Excluding this impact, underlying earnings were up by €2 million as a result of higher fees & revenues.

MANAGEMENT REPORT 165

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Life & Savings Operations - Other Countries

The following tables present the operating results for the other Life & Savings operations of AXA, which include Australia/ New Zealand, Hong Kong, The Netherlands, Singapore, Switzerland, Canada, Morocco, Luxembourg and Turkey, for the years indicated.

CONSOLIDATED GROSS REVENUES		(in euro millions)

	FY 2004	FY 2003	FY 2002

Australia / New Zealand	1,499	1,702	2,029
Hong Kong	751	791	936
The Netherlands	802	768	918
Other countries	340	359	490
Singapore	103	111	119
Switzerland	92	88	81
Canada	62	56	58
Morocco	56	83	81
Luxembourg	27	22	29
TOTAL	3,391	3,620	4,373
Intercompany transactions	(2)	(5)	(12)
Contribution to consolidated gross revenues	3,389	3,615	4,362

ADJUSTED EARNINGS & NET INCOME		(in euro millions)

	FY 2004	FY 2003	FY 2002

Australia / New Zealand	50	39	59
Hong Kong	74	99	33
The Netherlands	71	30	(6)
Other countries	14	12	(14)
Singapore	2	(0)	(3)
Switzerland	2	0	(21)
Canada	3	3	4
Morocco	2	5	1
Luxembourg	3	1	1
Turkey	2	3	0
ADJUSTED EARNINGS	209	179	72
Impact of exceptional operations	3	12	–
Goodwill amortization (group share)	(26)	(25)	(28)
NET INCOME	187	166	44

Australia and New Zealand1

Total gross revenues were €1,499 million, 14% below last year at constant exchange rate.

Gross written premiums decreased by 17% to €1,341 million due to (i) the Australian market trend of product substitution into the rapidly growing mutual fund businesses, (ii) a planned reduction in retirement income business following tactical price increases implemented during the second half of 2003 which successfully increased profitability, partly offset by (iii) a 5% increase in protection products.

  Fee Revenues, the key growth area for the Australian market, increased 17% to €155 million, as a result of funds growth and increased sales through wrap accounts and retail unit trusts.
  Retail net mutual fund sales of €773 million, were 16% lower than last year. Whilst the launch of the Generations product range in 2004 was highly successful, last year benefited from a large inflow of €129 million in December. This year result also included a €65 million outflow to Alliance Capital as part of a wholesale mandate.

Adjusted Earnings increased by €10 million at constant exchange rate to €50 million driven by the improvement of underlying earnings to €52 million. Based on 100% ownership, the €19 million increase in underlying earnings was explained by the following:

  The investment margin2 decreased by €7 million at constant exchange rate to €1 million due to higher interest expenses on debt. Excluding this, the investment margin was in line with last year.
  Fees & revenues were €44 million higher at constant exchange rate to €488 million due to increased fees of €22 million from mutual funds and advice businesses mentioned above. The result also benefited from the growth in the protection portfolio and high sales in September of fixed term annuities.
  The net technical margin increased by €13 million at constant exchange rate to €31 million mainly due to improved underwriting performance for group superannuation, and a continued good performance in the income protection portfolio following favorable claims termination experience.
  Total expenses were €19 million higher at constant exchange rate to €437 million due to increased VBI amortization for annuities reflecting improved margins and higher commission expenses consistent with the growth in mutual fund and advice businesses.
  The income tax benefit decreased by €11 million at constant exchange rate to €18 million. This was predominantly due to increased pre-tax earnings and high levels of tax credits last year.

The underlying cost income ratio improved from 88.6% to 80.9% in 2004 reflecting higher fees and technical margin.

Hong Kong3

Gross revenues of €751 million were 5% higher than last year at constant exchange rate, while APE was up 14%. This was driven by (i) higher productivity from agents and AXA Advisers, (ii) the success of a non linked endowment product attracting demand in the current market, (iii) higher premiums from life, group and general insurance business from the direct and broker channels reflecting success in diversifying the distribution channels, and (iv) higher levels of in-force premiums as a result of continued improvements in persistency.

Adjusted earnings decreased by €17 million at constant exchange rate to €74 million reflecting a €20 million decrease in underlying earnings partly offset by a €3 million increase in realized gains attributable to shareholders.

Underlying earnings decreased by €20 million at constant exchange rate to €60 million, mainly driven by (i) a €19 million deterioration of the technical margin due to a €15 million non-recurring reserve strengthening as a result of model refinements and lower surrender margin resulting from improved persistency, and (ii) a €4 million increase in expenses mainly due to higher commissions in line with higher sales. These impacts were partly offset by higher fees & revenues (up €10 million) due to improved persistency and sales driving an increase in the inforce portfolio.

As a consequence, the underlying cost income ratio increased from 46.1% to 54.9%.

1.	The AXA Asia pacific group is 51.6% owned by AXA.
2.	The investment margin includes the contribution of equity accounted subsidiaries held by policyholder funds.
3.	The AXA Asia Pacific Group is 51.6% owned by AXA.
4.	The health portfolio has been sold per December 1st 2004.

MANAGEMENT REPORT 167

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The Netherlands

Gross revenues increased by 4%, to €802 million as compared to 2003, or 6% on a comparable basis1.

  Life insurance (67% of total gross revenues) increased by 11% to €540 million, mainly due to higher single premium immediate annuities, with APE up 30 % compared to 2003.
  Health and disability (33% of total gross revenues) decreased by 8%, or 5% on a comparable basis to €262 million. This decrease was mainly due to the cancellation of Group contracts regarding both Health and Disability as a result of tariffs increase.

Life insurance adjusted earnings increased by €34 million to €49 million compared to 2003. The investment margin increased by €34 million, mainly due to the gain on sale of the real estate portfolio (€33 million). Fees & revenues increased by €4 million, driven by higher new business. The net technical margin was €1 million higher mainly from mortality and reinsurance margins, which compensated for lower surrender margins. Expenses decreased by €15 million mostly attributable to lower management expenses and a decrease in VBI and DAC amortization (as in 2003 amortization was accelerated). Income tax expenses increased by €20 million reflecting higher operating results.

The underlying cost income ratio improved by 6.0 points to 63.5%.

Health adjusted earnings improved by €7 million to €22 million, mainly as a result of positive loss reserve development and an improvement of the current year result in both Health and Disability insurance.

Underlying earnings for Life and Health increased by € 21 million to €56 million.

1. The health portfolio has been sold per December 1st 2004.

Property & Casualty Segment

The tables below present the gross premiums and net income attributable to AXA’s Property & Casualty segment for the periods indicated.

PROPERTY & CASUALTY SEGMENT (a)			(in euro millions)

			FY 2002
	FY 2004	FY 2003
			Pro forma (b)	As Published

Gross written premiums	17,903	17,093	17,077	15,969
Fees, commissions and other revenues	42	35	38	12
Gross revenues	17,945	17,128	17,115	15,981
Change in unearned premium reserves	(250)	(231)	(315)	(307)
Net investment result	1,304	1,018	1,218	1,230
Total revenues	19,000	17,915	18,018	16,904
Insurance benefits and claims	(12,083)	(12,052)	(12,876)	(12,038)
Reinsurance ceded, net	(665)	(495)	(231)	(229)
Insurance acquisition expenses	(3,085)	(2,727)	(2,822)	(2,754)
Administrative expenses	(1,746)	(1,865)	(1,785)	(1,658)
Operating Income	1,421	777	305	224
Income tax expense / benefit	(403)	(273)	(175)	(153)
Equity in income (loss) of unconsolidated entities	30	24	19	19
Minority interests	(14)	(9)	3	3
ADJUSTED EARNINGS	1,035	519	152	93
Impact of exceptional operations	12	43	–	–
Goodwill amortization (Group share)	(140)	(114)	(118)	(111)
NET INCOME	907	448	33	(19)

(a)	Before intercompany transactions.
(b)	Since 2003, UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated including UK Health business.

MANAGEMENT REPORT 169

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CONSOLIDATED GROSS REVENUES (a)				(in euro millions)

	FY 2004	FY 2003		FY 2002
		Pro forma (b)	As published	Pro forma (b) (c)	As published

France	4,932	4,640	4,640	4,383	4,383
United Kingdom & Ireland	4,493	4,238	3,676	4,438	2,749
Germany	2,815	2,852	2,852	2,867	2,867
Southern Europe	2,901	2,577	–	2,418	–
Belgium	1,443	1,413	1,413	1,401	1,401
Other countries	1,361	1,408	4,547	1,609	4,581
TOTAL	17,945	17,128	17,128	17,115	15,981
Intercompany transactions	(93)	(30)	(30)	(33)	(33)
Contribution to consolidated gross revenues	17,852	17,098	17,098	17,082	15,948

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	Starting January 1st 2004, (i) Italy, Spain and Portugal activities (previously under “Other countries”) are now reported as one geographical region “Southern Europe” and (ii) UK Property & Casualty segment is now presented including Ireland, which was previously under “Other countries”).
(c)	Since 2003, UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated including UK Health business.

ADJUSTED EARNINGS & NET INCOME				(in euro millions)

	FY 2004	FY 2003		FY 2002
		Pro forma (a)	As published	Pro forma (a) (b)	As published

France	304	266	266	237	237
United Kingdom & Ireland	274	127	9	(78)	(196)
Germany	71	(183)	(183)	(28)	(28)
Southern Europe	145	123	–	71	–
Belgium	142	118	118	(29)	(29)
Other countries	98	68	309	(21)	109
ADJUSTED EARNINGS	1,035	519	519	152	93
Impact of exceptional operations	12	43	43	–	–
Goodwill amortization (group share)	(140)	(114)	(114)	(118)	(111)
NET INCOME	907	448	448	33	(19)

(a)	Starting January 1st 2004, (i) Italy, Spain and Portugal activities (previously under “Other countries”) are now reported as one geographical region “Southern Europe” and (ii) UK Property & Casualty segment is now presented including Ireland, which was previously under “Other countries”).
(b)	Since 2003, UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated including UK Health business.

Property & Casualty Operations - France

PROPERTY & CASUALTY OPERATIONS - FRANCE		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	4,932	4,640	4,383
Current accident year loss ratio (net)	74.4%	78.4%	78.7%
All accident year loss ratio (net)	75.7%	78.0%	78.8%
Net technical result	1,181	1,011	913
Expense ratio	23.6%	23.5%	24.1%
Net investment result	432	433	473
Operating Income	465	363	349
Income tax expense / benefit	(161)	(96)	(113)
Minority interests	(0)	(0)	(0)
ADJUSTED EARNINGS	304	266	237

Gross written premiums grew by 6% to €4,932 million due to the combined effect of positive new inflow in personal lines and of rate increases in most lines of business.

  Personal lines (63% of gross written premiums) grew by 4% due to strong positive net inflows (motor: +154,000 contracts, household: +83,000 contracts), resulting from the successful introduction of segmented products and moderate rate increases.
  Commercial lines premiums (37% of gross written premiums) increased by 9% resulting from selective rate increases in the main lines of business.

The net technical result significantly improved by €170 million or +17% to €1,181 million:

  The current accident year net loss ratio improved by 4.0 points to 74.4%, mainly driven by (i) a continuing favorable claims frequency trend in personal motor line (+1.6 point to 75.3%), which lead to a +2.6 points improved personal lines loss ratio to 73.5% and (ii) a commercial lines loss ratio decrease by –6.6 points to 75.8% due to the combined effect of a favorable claims experience in 2004 and lower major claims, especially in Property.
  The all year loss ratio improved by 2.3 point to 75.7% as a result of higher loss reserve development (€83 million to €–66 millions) both in commercial (€–48 million to €–15 million) and personal (€–35 million to €–50 million) lines, mainly due to adverse loss developments in construction and reserve adjustments on natural events, primarily 2003 drought.

The expense ratio marginally increased by 0.1 point to 23.6%.

As a consequence of an improved all accident year net loss ratio (2.3 points to 75.7%) and a stable expense ratio, the combined ratio improved 2.2 points to 99.3%.

Net investment result decreased by €1 million to €432 million. Investment income improved by €52 million to €447 million following higher income mainly on bonds (€+13 million) and on equities (€+17 million) as a consequence of higher dividend distribution. Net investment gains were down by €53 million to €–15 million, reflecting lower valuation allowance (€–129 million to €–10 million), compensated by lower realized gains (€–186 million to €–6 million) as a €137 million gain was realized in 2003 on Credit Lyonnais whereas mutual funds restructuring lead to €–38 million losses.

Income tax expense increased by €65 million to €161 million under the combined effect of higher taxable operating income and an increase average tax rate (+7.8 points to 34.5%) due to lower proportion of realized gains which are taxed at a reduced rate.

Adjusted earnings increased by €38 million to €304 million, reflecting a 2.2 point improved combined ratio, partly offset by higher income tax expense.

Underlying earnings improved by €92 million, to €308 million, reflecting an improved combined ratio as well as increased investment income.

MANAGEMENT REPORT 171

[	Management report

Property & Casualty Operations - United Kingdom & Ireland

PROPERTY & CASUALTY OPERATIONS - UNITED KINGDOM & IRELAND				(in euro millions)

	FY 2004	FY 2003		FY 2002
		Pro forma (a)	As published	Pro forma (a) (c)	As published

Gross revenues	4,493	4,238	3,676	4,438	2,749
Current accident year loss ratio (net)	68.4%	69.0%	67.9%	71.6%	72.5%
All accident year loss ratio (net)	67.1%	71.8%	72.0%	77.6%	78.7%
Net technical result (b)	1,470	1,181	1,013	963	561
Expense ratio	31.1%	28.8%	31.0%	28.8%	36.5%
Net investment result	261	142	92	148	82
Operating Income	342	120	(15)	(154)	(308)
Income tax expense / benefit	(68)	7	24	76	112
Minority interests	(0)	(0)	(0)	0	0
ADJUSTED EARNINGS	274	127	9	(78)	(196)
Average exchange rate : 1.00 W = £ (a)	0.68	0.69	0.69	0.63	0.63

(a)	Starting January 1st 2004, UK Property & Casualty segment is now presented including Ireland, which was previously under “Other countries”, and average exchange rate presented only applies to UK.
(b)	The net technical result is now presented including fees, commissions and other revenues.
(c)	Since 2003, UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated including UK Health business.

Gross revenues increased by 6% to €4,493 million or 4% increase on a comparable basis.

  Personal Lines (37% of gross revenues): Revenues grew by 2% driven by a successful shift to less volatile non-motor lines of business in the UK and Ireland (+21%) mainly led by new business from Corporate Partners in household, travel and creditor. Overall, Motor revenues declined by 18% (26% for UK alone), with notably the planned reduction in UK Personal Direct prior to its sale to RAC in October 2004, and Motor now represents only 38% (only 23% for UK alone) of total personal lines revenues compared to 48% in 2003. In Ireland, average premiums fell as a consequence of rate reductions in 2H03 and 2004 reflecting improved claims environment and risk selection.
  Commercial Line (38% of gross revenues): Revenues grew by 5% reflecting a successful Q1 new business campaign, improved retention of existing customers and rate increases. Despite a competitive environment, Property increased by 7%, Casualty by 6% and Motor by 1%.
  Health revenues (25% of gross revenues) increased by 5% on a comparable basis, mainly as a result of successful launch of lower premium products and partnership deals in Personal lines. Commercial lines benefited from continuing growth in Large Corporate and higher average premiums in Small Corporate.

The net technical result increased by €289 million to €1,470 million, or by €265 million on a constant exchange rate basis.

  The current accident year loss ratio improved by 0.6 point to 68.4%, mainly in personal lines as a result of lower volumes in motor and improved loss ratios on travel and creditor, offsetting increased ratios in property.
  The all accident year loss ratio improved by 4.7 points to 67.1% as a result of better current accident year loss ratio as well as a strong improvement in loss reserve development, in spite of strengthening of asbestos reserves.

The expense ratio deteriorated by 2.3 points to 31.1% driven by an increase in earned commissions of 2.3 points reflecting the change in business mix towards higher commissioned products whilst management expenses were flat on a comparable basis.

These movements led to a 2.4 point improvement in the net combined ratio to 98.2%.

Net investment result increased by €119 million to €261 million, or by €114 million on a constant exchange rate basis, resulting from substantially lower impairment charges reflecting the improvement in equity markets in 2004 and the equity sell down strategy which resulted in realized losses in 2003 and higher investment income due to higher technical reserves.

The income tax expenses increased by €75 million in 2004 as compared to 2003 both on current and constant exchange rate bases mainly reflecting the increase in the operating income.

Adjusted earnings increased by €148 million in 2004 to € 274 million or by €145 million on a constant exchange rate basis reflecting the improvement in the combined ratio and a lower impairment charge compared to 2003.

Underlying earnings increased by €90 million in 2004 or €87 million on a constant exchange rate basis to €278 million, primarily driven by an improved combined ratio and investment income.

Property & Casualty Operations - Germany

PROPERTY & CASUALTY OPERATIONS - GERMANY		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	2,815	2,852	2,867
Current accident year loss ratio (net)	75.5%	76.0%	86.2%
All accident year loss ratio (net)	69.5%	69.5%	77.0%
Net technical result	862	877	665
Expense ratio	29.3%	31.5%	30.3%
Net investment result	100	(93)	245
Operating Income	133	(121)	35
Income tax expense / benefit	(59)	(82)	(70)
Equity in income (loss) of unconsolidated entities	3	3	5
Minority interests	(6)	16	3
ADJUSTED EARNINGS	71	(183)	(28)

Gross written premiums decreased by 1% to €2,815 million mainly due to a reduction of foreign and pool businesses partly offset by a growth in the Motor and Commercial Property lines.

  Personal lines (63% of gross written premiums): premiums increased by 1% to €1,774 million driven by a growth in Motor (primarily from “die Alternative”), partly offset by a decrease in most other lines as a result of a tightening business environment.
  Commercial lines (28% of gross written premiums): premiums improved by 1% to €787 million due to additional new business in property, partly offset by a decrease in the other business lines.
  Other lines (9% of gross written premiums): premiums were down by 19% to €253 million due to a decrease in assumed business and in foreign activities, partly put in run-off.

The Net Technical Result deteriorated by €16 million to € 862 million as a result of lower earned premiums:

  Current accident year loss ratio improved by 0.5 point to 75.5% due to an improvement of the reinsurance result following a restructuring of the reinsurance coverage, partly offset by the higher frequency of large claims in Commercial Property.
  All accident year loss ratio was stable at 69.5%. In 2004, net result on prior years remained high, mainly driven by boni on assumed and foreign business.

Expense Ratio improved by 2.2 points to 29.3%. Excluding a €50 million provision for rental risks and the €18 million early retirement provision, both booked in 2003, expense ratio was stable.

As a result, the net combined ratio improved from 101% to 98.8%.

MANAGEMENT REPORT 173

[	Management report

Net investment result improved by €193 million to €100 million mainly due to the increase of net capital gains and losses by €206 million to €–68 million mainly as a result of a €105 million reduction in asset valuation allowance (€75 million in 2004 compared to €180 million in 2003) as well as capital losses from equities and equity funds in 2003. Net investment income decreased by €13 million to €168 million due to lower interest income.

Income Tax expenses decreased by €23 million despite the higher operating income due to the fact that the high realized losses and asset impairments on equities in 2003 were not tax deductible and to a release of tax provision for prior years.

Adjusted earnings improved by €254 million to €71 million mainly resulting from lower valuation allowances and realized losses on equity securities.

Underlying earnings increased by €58 million to €118 million, mainly due to an improved combined ratio and lower taxes, partly offset by a lower investment income.

Property & Casualty Operations - Southern Europe

PROPERTY & CASUALTY OPERATIONS - SOUTHERN EUROPE			(in euro millions)

	FY 2004	FY 2003		FY 2002
		Pro forma (a)	As published (b)	Pro forma (a)	As published (b)

Gross written premiums	2,901	2,711	2,577	2,526	2,418
Current accident year loss ratio (net)	78.7%	79.9%	79.6%	80.2%	79.9%
All accident year loss ratio (net)	76.2%	77.3%	77.1%	78.1%	78.0%
Net technical result	655	587	563	535	516
Expense ratio	23.3%	23.7%	24.1%	23.8%	24.1%
Net investment result	203	157	152	140	137
Operating Income	216	131	121	94	88
Income tax expense / benefit	(71)	(4)	(1)	(21)	(19)
Equity in income (loss) of unconsolidated entities	0	–	3	–	4
Minority interests	(0)	–	(0)	–	(2)
ADJUSTED EARNINGS	145	126	123	73	71

(a)	Following the buyout of Direct Seguros minority interests, 2003 pro-forma presents data as if buyout had been in force.
(b)	Following the combination of Italy, Spain and Portugal activities, “As published” figures were not disclosed but were included in “Other countries”.

On January 23, 2004, AXA Spain bought out the minority interests in Hilo Direct Seguros. As a consequence, Hilo Direct Seguros has been fully integrated in AXA consolidated accounts since January 2004 (the entity, 50% owned, was previously equity accounted). Commentaries below are based on 2003 restated figures to be on a comparable basis.

Gross written premiums increased by 7% to €2,901 million as a result of strong net inflows in personal motor and household lines, as well as a sustained growth in commercial lines.

  Personal lines (76% of gross written premiums) grew by 5% to €2,194 million. In motor (56% of gross written premiums, €1,622 million), the 5% growth was driven by strong net inflows (+159,000 policies, i.e. +5%) coming from Spain (+108,000 policies) as a result of a new focus on commercial strategy, Italy (+35,000 contracts) and Portugal (+15,000 contracts). Average premium grew moderately (+1%) due to the hardening of competition in Italy and Spain. Non-motor lines (20% of gross written premiums) rose by 6% to €572 million, mainly driven by the increase in household portfolio (+30,000 policies, i.e. +3%).

  Commercial lines (24% of gross written premiums) grew by 13% to €707 million. In motor (6% of gross written premiums, €182 million), gross written premiums rose by 22% thanks to important renewals of fleet contracts with higher number of cars covered. Non-motor (18% of gross written premiums, €525 million) increased by 10% primarily boosted by commercial liability branch in Italy and Spain.

The net technical result increased by €69 million to €655 million, driven by a 1.1 point loss ratio improvement to 76.2% (€+30 million) together with the increase in volume of premiums (€+40 million).

  Current accident year loss ratio slightly improved by 1.2 point to 78.7% driven by the reduced motor claims frequency, in particular in Italy, following the introduction of a driving license with points.
  All accident year loss ratio improved by 1.1 point 76.2%. Personal lines and commercial lines improved respectively by 0.6 point to 74.1% and by 5.6 points to 82.4%.

Expense ratio improved by 0.4 point to 23.3%, the positive impact of the continuing cost cutting efforts in a growing business being partly offset by the increase in non-recurring costs linked to staff reduction programs (€25 million in 2004 versus €12 million in 2003).

As a result, the net combined ratio showed a 1.4 point improvement on a comparable basis to 99.5%.

Net investment result improved by €46 million to €203 million reflecting (i) higher investment income (€+24 million) mainly linked to a larger asset base and (ii) higher net capital gains (€+22 million). This increase resulted from the combination of € 6 million lower valuation allowances on equity securities to €9 million and higher capital gains (€+16 million); 2003 included €35 million capital gain on the sale of Credit Lyonnais shares whereas 2004 included €49 million capital gain on real estate.

Income tax expense increased by €66 million to €71 million: in 2003, tax benefits included notably (i) €39 million non-recurring tax gains in Italy coming from the release of the tax loss carry forward valuation allowance following the restored profitability of the entity, as well as the positive tax impact from legal restructuring; and (ii) €5 million non-recurring tax gains in Spain. In 2004, the increase in pre-tax earnings resulted in an additional €30 million tax expense, partly offset by a €+8 million one-time tax benefit mostly from the reinvestment of a real estate capital gain in Spain.

Adjusted earnings improved by €19 million to €145 million, driven by the improved combined ratio as well as a higher investment result, partly offset by the decrease in non-recurring tax benefits.

Underlying earnings were up by €4 million to €114 million. The improvement in technical profitability of the business was partly offset by the large 2003 non-recurring tax items.

MANAGEMENT REPORT 175

[	Management report

Property & Casualty Operations - Belgium

PROPERTY & CASUALTY OPERATIONS - BELGIUM		(in euro millions)

	FY 2004	FY 2003	FY 2002

Gross written premiums	1,443	1,413	1,401
Current accident year loss ratio (net)	83.5%	82.4%	88.7%
All accident year loss ratio (net)	74.6%	74.3%	80.2%
Net technical result	366	360	275
Expense ratio	28.4%	29.4%	29.6%
Net investment result	237	227	150
Operating Income	193	174	15
Income tax expense / benefit	(50)	(56)	(44)
Minority interests	(0)	(0)	0
ADJUSTED EARNINGS	142	118	(29)

On January 23, 2004, AXA Belgium bought out the minority interests in Assurances La Poste Non Vie. As a consequence, Assurances la Poste Non Vie has been fully integrated in AXA consolidated accounts since January 2004 (the entity was previously consolidated under the equity method at 50%). Overall impact is non significant, except on revenues, for which commentaries below are based on restated figures to be on a comparable basis.

Gross written premiums increased by 2% on a comparable basis to €1,443 million with a growth both in personal and commercial lines.

  Personal lines (62% of the total gross written premiums): premiums increased by 1%. Motor (58% of personal lines gross written premiums) grew by 2%, mainly due to rate increases. Household increased by 1% as a result of rate increases, partially offset by the loss of a bancassurance distribution agreement.
  Commercial lines (36% of the total gross written premiums): premiums increased by 2%, driven by Motor (6%, due to tariff increases) and Property & Engineering (7%, due to tariff increases and important new contracts). Workers’ Compensation remained stable.
  Other lines (2% of the total gross written premiums): premiums increased by 35% to €31 million.

The net technical result was €366 million, increasing by € 6 million compared to 2003.

  The current year loss ratio deteriorated by 1.1 point to 83.5% mainly due to the occurrence of some large claims in 2004 (summer storms) and due to an increase in frequency and average cost in workers’ compensation.
  The all accident year loss ratio deteriorated by 0.3 point to 74.6% as a result of the deterioration of current year loss ratio, offset by a boni in personal lines mainly in motor.

Compared to 2003, the expense ratio improved by 1.0 point to 28.4% as a result of productivity improvement.

As a result, the combined ratio in 2004 improved by 0.7 point to 103.0%. Excluding Workers’ Compensation, combined ratio improved by 1.7 point to 99.0% compared to 2003.

Net investment result increased by €10 million to €237 million due to higher realized capital gains (€14 million) partly offset by lower investment income.

Income tax expense decreased by €6 million to €50 million as a result of a one-off tax recovery, partially offset by a higher taxable income.

Adjusted earnings were up €24 million to €142 million in 2004 due to higher net investment result, an improved combined ratio and lower tax expenses.

Underlying earnings increased by €3 million to €146 million as a result of the improvement of the combined ratio partially offset by lower investment income and an increase in tax expenses.

Property & Casualty Operations - Other Countries

CONSOLIDATED GROSS REVENUES			(in euro millions)

	FY 2004	FY 2003	FY 2002

Canada	746	761	744
The Netherlands	212	248	239
Other countries	403	398	627
Morocco	137	155	130
Japan	115	94	76
Switzerland	87	87	89
Luxembourg	64	63	58
TOTAL	1,361	1,408	1,609
Intercompany transactions	0	0	(3)
Contribution to consolidated gross revenues	1,361	1,408	1,606

ADJUSTED EARNINGS & NET INCOME		(in euro millions)

	FY 2004	FY 2003	FY 2002

Canada	65	37	19
The Netherlands	0	10	(3)
Other countries	33	21	(36)
Morocco	(0)	21	(4)
Japan	3	(18)	(25)
Switzerland	2	1	(19)
Hong Kong	8	7	6
Turkey	6	4	1
Singapore	6	3	3
Luxembourg	7	3	1
ADJUSTED EARNINGS	98	68	(21)
Impact of exceptional operations	–	–	–
Goodwill amortization (group share)	(57)	(23)	(27)
NET INCOME	41	46	(47)

Canada

Gross revenues remained stable on a constant exchange rate basis at €746 million:

  Commercial lines (46% of total premiums) 8% increase resulted from successful rate increases and new business,
  Personal lines (54% of total premiums) 6% decrease was mainly due to the Ontario personal motor portfolio following prior years’ turnaround action plan and the impact of government-mandated rate decreases.

Adjusted earnings increased by €29 million on a constant exchange rate basis, to €65 million, reflecting the 4.7 point improvement of the combined ratio to 94.3% mainly due to (i) a 6.2 point lower loss ratio (to 65.5%) following the implementation of various underwriting actions and increased commercial lines’ premium rates and (ii) the 1.5 point expense ratio increase to 28.8% due to increased performance-related expenses such as commissions to brokers.

Underlying earnings reached €61 million, up by €27 million on a constant exchange rate basis.

The Netherlands

Gross revenues decreased by 14% to €212 million compared to 2003 mainly as a result of portfolio pruning in the Agents and Authorized agents distribution channel.

MANAGEMENT REPORT 177

[	Management report

Adjusted earnings increased by €3 million, excluding Unirobe for an amount of €13 million in 2003, to breakeven.

The combined ratio improved by 1 point to 112.3%, due to positive loss reserve development on previous years. Furthermore, a restructuring provision for an amount of €3 million was booked.

Underlying earnings improved by €2 million, excluding Unirobe, to a loss of €5 million.

Other countries

Adjusted earnings were up €12 million to €33 million, mainly attributable to the following countries

Morocco1

Gross written premiums increased by 2% to €137 million at constant exchange rate mainly driven by motor personal lines following the development of agents’ channel.

Underlying earnings increased from breakeven to €13 million reflecting the booking in 2003 of a tax provision in relation to tax litigation and the 1.6 point improvement of the combined ratio in 2004 to 102.9% driven notably by the motor business.

2003 benefited from large realized capital gains (€+21million) following a restructuring of the asset portfolio. In 2004, additional impairment was booked on equities resulting in € 13 million of net capital losses.

Consequently, adjusted earnings decreased by €22 million to breakeven in 2004.

Japan

Gross written premiums increased by 26% at constant exchange rate to €115 million, mainly driven by motor business growth (+35%, 87% of revenues). Total motor portfolio (269,000 contracts) continued to show a sharp increase (+72,000 contracts compared to 2003) thanks to competitive rates. Average premium decreased, but up-selling campaigns and the launch of new riders in August helped address this.

Adjusted earnings increased by €21 million both at constant and current exchange rates, to €3 million reflecting the improvement of the combined ratio from 127.2% to 112.9%, mainly as a result of increased scale, and the partial release of the valuation allowance on deferred tax assets following the continuous improvement in operating income experienced over the past years.

1. The AXA Assurance Maroc is 51% owned by AXA.

International Insurance Segment

The following tables present the gross premiums and net income for the International Insurance Segment for the periods indicated:

CONSOLIDATED GROSS REVENUES (a)			(in euro millions)

	FY 2004	FY 2003	FY 2002
		Pro forma (b)	As Published	As Published

AXA RE	1,069	1,650	1,918	3,513
AXA Corporate Solutions Assurance	1,517	1,571	1,571	1,762
AXA Cessions	94	87	87	100
AXA Assistance	561	482	482	465
Other	239	426	23	31
TOTAL	3,480	4,216	4,081	5,872
Intercompany transactions (c)	(109)	(244)	(109)	(110)
Contribution to consolidated gross revenues	3,371	3,972	3,972	5,762

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	Transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”.
(c)	Includes eliminations which in the published December 2003 figures were eliminated within the AXA RE segment. In the December 2004 pro forma figures, these transactions are not eliminated at the segment-by-segment presentation level.

ADJUSTED EARNINGS & NET INCOME			(in euro millions)

	FY 2004	FY 2003	FY 2002
		Pro forma (a)	As Published	As Published

AXA RE	142	111	146	(14)
AXA Corporate Solutions Assurance	84	(5)	(5)	(123)
AXA Cessions	17	16	16	(4)
AXA Assistance	17	14	14	1
Other	(23)	11	(25)	(8)
ADJUSTED EARNINGS	238	147	147	(149)
Impact of exceptional operations	–	–	–	–
Goodwill amortization (Group share)	(11)	(5)	(5)	(27)
NET INCOME	227	142	142	(176)

(a) Transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”.

MANAGEMENT REPORT 179

[	Management report

AXA RE

AXA RE (a)			(in euro millions)

	FY 2004	FY 2003		FY 2002
		Pro forma (b)	As Published	As Published

Gross written premiums	1,069	1,650	1,918	3,507
Fees, commissions and other revenues	0	0	0	6
Gross revenues	1,069	1,650	1,918	3,513
Change in unearned premium reserves	231	256	558	(37)
Net investment result	162	197	236	265
Total revenues	1,462	2,103	2,712	3,742
Insurance benefits and claims, net of reinsurance ceded	(1,105)	(1,780)	(2,307)	(3,519)
Insurance acquisition expenses	(95)	(119)	(122)	(170)
Administrative expenses	(88)	(67)	(111)	(116)
Operating Income	(174)	138	171	(64)
Income tax expense / benefit	(32)	(20)	(18)	59
Equity in income (loss) of unconsolidated entities	(0)	0	0	(1)
Minority interests	(0)	(7)	(7)	(9)
ADJUSTED EARNINGS	142	111	146	(14)

(a)	Before intercompany transactions.
(b)	Transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”.

AXA RE				(in euro millions)

	FY 2004	FY 2003		FY 2002
		Pro forma (d)	As Published	As Published

Earned premiums (gross)	1,299	1,906	2,476	3,471
Attritional current year loss ratio (a) (b)	57.4%	67.6%	69.8%	72.3%
Attritional all accident year loss ratio (a) (b)	52.5%	73.8%	75.1%	75.3%
Loss ratio (a) (c)	80.8%	91.4%	91.1%	102.1%
Net technical result (excluding fees)	194	127	169	(49)
Expense ratio	18.1%	12.6%	12.3%	12.2%
Net investment result	162	197	236	265
Operating Income	174	138	171	(64)

(a)	Net of ceded reinsurance (cession and retrocession).
(b)	Attritional data exclude (i) major losses in claims charge and (ii) covers cost in ceded premiums.
(c)	(Attritional claim charge and major loss cost on all accident years) divided by (net earned premiums, net of all reinsurance costs including covers).
(d)	Transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”.

Gross revenues decreased by 15% on a comparable basis to €1,069 million, in line with the strategic repositioning of the company, implemented since 2002, aiming at reducing the portfolio risk exposure and exiting non-strategic business lines. This evolution was mainly driven by a sharp drop in Assumed business and some re-underwriting of the Marine account.

The net technical result increased by €68 million to €194 million, mainly explained by the following:

Non Life net technical result decreased by €35 million to € 211 million:

  The net attritional current year loss ratio improved by 5.7 points to 53.4%, reflecting the very favorable 2004 claims environment in respect of attritional losses, however not offsetting the volume impact due to lower earned premiums; the net attritional margin on current accident year thus decreased by €161 million down to €516 million.
  The technical result on prior years improved by €229 million mainly due to the fact that 2003 accounted for various reserves increases whereas 2004 accounted for favorable reserves developments of which significant boni on AXA RE Finance run-off and AXA RE Paris.
  The cost of cover programs decreased by €103 million to €–165 million, resulting from the reshaping of the protection structure in line with the reduction of the portfolio risk exposure.
  Offsetting the above, major losses cost increased by €206 million at €256 million essentially due to 2004 U.S. hurricanes (€–236 million impact net of reinsurance and gross of tax).

Life net technical result significantly increased by €103 million to €–16 million reflecting the change in ABR reserving estimates in AXA RE Paris’ books that occurred in 2003; this improvement had a 4.5 points favorable impact on the overall attritional current year loss ratio.

General expenses decreased by €3 million to €182 million, driven by (i) a €24 million reduction in acquisition expenses in line with the lower premium volume, partly offset by (ii) a €21 million increase in administration expenses notably due to the 2004 restructuring cost (€11 million).

As a result, the combined ratio improved by 5 points to 98.8%. Excluding the impact of life activities, the non life combined ratio reached 96.3%.

Net investment result decreased by €35 million to €162 million explained by:

  a €6 million decrease in net capital gains corresponding to (i)  a €21 million decrease in realized capital gains as 2003 notably recorded a €35 million gain on Crédit Lyonnais shares and (ii) a €14 million lower valuation allowance on equity securities;
  a €28 million decrease in investment income essentially explained by lower bond revenues (€–27 million) as a result of lower invested assets in line with lower technical reserves.

Income tax expense amounted to €–32 million in 2004, or a €12 million additional charge as compared to 2003, as a consequence of the higher operational result.

Adjusted earnings increased by €31 million to €142 million as the improvement of the combined ratio was primarily offset by a lower investment result.

Underlying earnings improved by €33 million to €108 million.

MANAGEMENT REPORT 181

[	Management report

AXA Corporate Solutions Assurance

AXA CORPORATE SOLUTIONS ASSURANCE (a)			(in euro millions)

	FY 2004	FY 2003	FY 2002
			Pro forma (b)	As Published

Gross written premiums	1,502	1,556	1,643	1,741
Fees, commissions and other revenues	15	15	11	22
Gross revenues	1,517	1,571	1,654	1,762
Change in unearned premium reserves	3	8	(60)	(23)
Net investment result	120	42	50	43
Total revenues	1,641	1,620	1,644	1,783
Insurance benefits and claims, net of reinsurance ceded	(1,327)	(1,418)	(1,564)	(1,650)
Insurance acquisition expenses	(108)	(100)	(112)	(123)
Administrative expenses	(91)	(96)	(92)	(119)
Operating Income	115	6	(123)	(109)
Income tax expense / benefit	(30)	(11)	1	(16)
Equity in income (loss) of unconsolidated entities	0	0	0	0
Minority interests	(1)	0	2	2
ADJUSTED EARNINGS	84	(5)	(121)	(123)

(a)	Before intercompany transactions.
(b)	(i) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Insurance U.S. from AXA Corporate Solutions Assurance to AXA RE.

AXA CORPORATE SOLUTIONS ASSURANCE (a)			(in euro millions)

	FY 2004	FY 2003	FY 2002
			Pro forma (d)	As Published

Earned premiums excluding fees (gross)	1,506	1,563	1,583	1,718
Attritional current year loss ratio (a) (b)				76.5%
Attritional all accident year loss ratio (a) (b)				74.5%
Loss ratio (a) (c)				93.4%
Current accident year loss ratio (net) (e)	88.6%	90.2%	99.4%
All accident year loss ratio (net)	87.2%	89.9%	96.3%
Net technical result (excluding fees)	179	145	48	68
Expense ratio	13.1%	12.4%	12.8%	12.4%
Net investment results	120	42	21	43
Operating Income	115	6	(123)	(109)

(a)	Net of ceded reinsurance (cession and retrocession).
(b)	Attritional data exclude (i) major losses in claims charge and (ii) covers cost in ceded premiums.
(c)	(Attritional claim charge and major loss cost on all accident years) divided by (net earned premiums).
(d)	(i) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Insurance U.S. from AXA Corporate Solutions Assurance to AXA RE.
(e)	Current accident year claim charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).

Gross revenues decreased by 3% on a comparable basis, down to €1,517 million, mainly due to negative inflow in Property (–19%), offset by significant increases (i) in Aviation (+20%), as 2003 activity had been impacted by SARS and the war in Iraq, (ii) in Construction (+16% mainly driven by rate increases in France) and (iii) in Motor (+5% due to new business).

The net technical result increased by €34 million to €+179 million, and to €+194 million including fees as a result of the following trends:

  The net technical result on current accident year improved by €17 million to €165 million, reflecting a 1.6 point improvement of the net current year loss ratio to 88.6% mainly as a result of the stringent underwriting policies, especially in Property and Liability, emphasized by favorable claims experiences. The costs associated with the Tsunami were estimated at €22 million.
  The net technical result on prior accident years increased by
  €+17 million to €29 million, as a result of good underwriting results in aviation and positive loss reserve adjustments on Property.

The expense ratio increased by 0.7 point to 13.1%, notably as a result of lower premiums.

As a result, the net combined ratio improved by 2.0 points to 100.3%.

The net investment result increased by €78 million to €+120 million reflecting (i) €7 million increase of investment income to €89 million following higher yield and (ii) higher realized capital gains by €71 million to €31 million, mainly due to lower valuation allowance on equities (€9 million versus. €69 million in 2003), reflecting the continued market improvement.

Income tax expenses increased by €19 million to €–30 million in line with the pre-tax operating result increase.

Adjusted earnings increased by €89 million to €84 million, mainly as a result of significant net capital gains following better market conditions, the combined ratio +2.0 points improvement offset by lower volumes.

Underlying earnings increased by €23 million to €54 million driven by improved combined ratio.

AXA Cessions

Adjusted earnings increased by €+1 million to €17 million, mainly due to (i) a €+3 million increase in the net technical margin (notably higher boni) partly offset by (ii) a €–2 million increase in general expenses. As a consequence, underlying earnings increased by €+1 million to €16 million.

AXA Assistance

Gross revenues increased by 17% on a comparable basis to €561 million, reflecting increased business with car manufacturers (€+16 million) in Germany, France and Greece, new partnerships regarding home services providing (€+23 million) mainly in the United Kingdom and France, positive new inflow on travel insurance mainly in Germany and France (€+8 million) as well as increased legal protection agreements in Italy (€+10 million).

Adjusted earnings increased by €3 million to €17 million, as a result of increased underlying earnings and higher net realized gains.

Underlying earnings increased by €2 million to €18 million mainly due to better technical results as a consequence of higher volumes, partly offset by higher expenses.

Other

The U.S. based reinsurance Life and Non Life entities were transferred from AXA RE to the other transnational segment from October 2004.

The other transnational activities adjusted earnings decreased by €33 million to €–23 million on a comparable basis mainly due to a €20 million decrease in Non Life activities negatively impacted by the 4 hurricanes that hit the U.S. in 3Q04 (€39 million pre-tax net of reinsurance charge). This exposure is coming from the program business of AXA Re P&C Insurance Company which is now in run off. In addition, a €31 million valuation allowance was booked on a deferred tax asset, whereas U.S. Life reinsurance activity earnings decreased by €8 million to €25 million in line with the decrease in premiums volume on this portfolio. These negative impacts were partly offset by an improved reserve development on European run-off entities.

Underlying earnings decreased by €–46 million to € –41 million on a comparable basis.

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Asset Management Segment

The asset management segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the revenues and the net income for the Asset Management Segment for the periods indicated:

CONSOLIDATED GROSS REVENUES		(in euro millions)

	FY 2004	FY 2003	FY 2002

Alliance Capital	2,421	2,416	2,903
AXA Investment Managers	944	783	820
TOTAL	3,364	3,199	3,724
Intercompany transactions	(277)	(277)	(313)
Contribution to consolidated gross revenues	3,087	2,922	3,411

ADJUSTED EARNINGS & NET INCOME		(in euro millions)

	FY 2004	FY 2003	FY 2002

Alliance Capital	210	72	195
AXA Investment Managers	108	76	63
ADJUSTED EARNINGS	318	148	258
Impact of exceptional operations	112	–	148
Goodwill amortization (group share)	(165)	(172)	(188)
NET INCOME	265	(24)	218

Alliance Capital

ASSET MANAGEMENT OPERATIONS - ALLIANCE CAPITAL		(in euro millions)

	FY 2004	FY 2003	FY 2002

Fees, commissions and other revenues	2,421	2,416	2,903
Gross revenues	2,421	2,416	2,903
Net investment result	(36)	(41)	(53)
Total revenues	2,384	2,375	2,850
Administrative expenses	(1,797)	(2,100)	(2,236)
Operating Income	587	275	614
Income tax expense / benefit (a)	(125)	(62)	(102)
Minority interests	(252)	(141)	(317)
ADJUSTED EARNINGS	210	72	195
Average exchange rate : 1,00 € = $	1.24	1.13	0.95

(a) The State Tax is now presented in Income tax expense. This item was previously presented in administrative expenses, in December 2003 for an amount of €28 million.

Assets under Management (“AUM”) increased by €19 billion from year-end 2003 or €51 billion on a constant exchange rate basis to €395 billion driven by positive market impact of €46 billion and net positive inflows of €5 billion, of which cash management outflows were €–2 billion. The increase in AUM was partially offset by the negative exchange rate impact of €–32 billion due to the weakening of the U.S. dollar against the Euro.

Fees, commissions and other revenues were up €5 million in 2004, or up €246 million at constant exchange rate (+10%) to €2,421 million, due to higher investment advisory fees driven by higher average AUM (up 16%), higher Institutional research services fees up 13% due to increased market share and higher performance fees up 13%. The increase in investment advisory fees were partly offset by lower retail long-term open-end mutual fund fees.

Administrative expenses decreased by €303 million or 6% at constant exchange rate mainly due to the absence of the 2003 charge for mutual fund matters.

Operating Income increased by €312 million or €370 million on a constant exchange rate basis due to the 2003 charge for mutual fund matters and higher investment advisory, institutional research services and performance fees in 2004. As a result, the operating cost income ratio improved by 13.6 points from 83.5% in 2003 to 69.9% in 2004. Excluding the charge for mutual fund matters recorded in 2003, the cost income ratio improved by 1 point.

Adjusted Earnings increased by €138 million to €210 million, or €158 million at constant exchange rate (+218%) due to the non repeat of the 2003 charge for mutual fund matters.

Underlying Earnings increased by €138 million to €207 million, or €158 million at constant exchange rate.

As a result of the acquisition of 16.32 million private units in 2004, AXA Financial’s ownership interest in Alliance Capital increased 6 points from approximately 55% at December 2003 to 61% at December 2004.

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AXA Investment Managers (“AXA IM”)

ASSET MANAGEMENT OPERATIONS - AXA INVESTMENT MANAGERS		(in euro millions)

	FY 2004	FY 2003	FY 2002

Fees, commissions and other revenues	944	783	820
Gross revenues	944	783	820
Net investment result	27	13	9
Total revenues	970	796	830
Administrative expenses	(792)	(669)	(716)
Operating Income	179	127	114
Income tax expense / benefit	(53)	(36)	(38)
Minority interests	(18)	(15)	(13)
ADJUSTED EARNINGS	108	76	63

Assets Under Management (“AUM”) were €345 billion as at December 31, 2004, increasing by €54 billion since December 2003 (+19% on a comparable basis), mainly due to positive net new money (€+29 billion) and market appreciation (€+24 billion). The net new money increase was mainly driven by the sales of structured products and international equities in the Institutional segment. Third-party AUM reached 25.3% of total AUM versus 19.4% at the end of 2003.

Fees, commissions and other revenues, including those earned from AXA insurance companies eliminated in consolidation, reached €944 million, +22% on a comparable basis. Excluding fees retroceded to distributors but including carried interest, net revenues reached €660 million, +21% on a comparable basis. Net management fees increased by 20%, driven by higher average AUM (+17% on a comparable basis), and an increased proportion of third-party AUM, which have a higher level of fees than the Main Fund.

Administrative expenses, excluding commissions paid to third party agents, increased by 17% (€+68 million) at constant exchange rate to €508 million. This variance was mostly related to higher personnel costs in line with business growth and higher profitability. AXA IM started the outsourcing of its main administrative operations.

The cost income ratio improved from 79.6% in 2003 to 76.8% in 2004 reflecting higher net revenues.

Adjusted and underlying earnings increased by €32 million to € 108 million as a result of the cost income ratio improvement.

Other Financial Services Segment

The tables below present the revenues and the net income for the Other Financial Services segment for the periods indicated:

CONSOLIDATED GROSS REVENUES		(in euro millions)

	FY 2004	FY 2003	FY 2002

French banks	157	142	137
German banks	68	136	133
AXA Bank Belgium	591	551	723
Other	5	37	52
TOTAL	821	866	1,046
Intercompany transactions	(30)	(30)	(26)
Contribution to consolidated gross revenues	791	836	1,020

ADJUSTED EARNINGS & NET INCOME		(in euro millions)

	FY 2004	FY 2003	FY 2002

French banks	(10)	(20)	(3)
German banks	2	0	2
AXA Bank Belgium	32	68	36
Other	2	78	98
ADJUSTED EARNINGS	26	126	133
Impact of exceptional operations	–	15	–
Goodwill amortization (group share)	(3)	(3)	(14)
NET INCOME	22	138	119

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French Banks

Adjusted and underlying earnings increased by €10 million to €–10 million mainly resulting from a higher interest margin (€+5 million) thanks to improved credit spread and €+4 million on commissions (reflecting the turnover growth).

German Banks

In May 2004, AXA Germany sold the AXA Bausparkasse. As a consequence, commentaries below are based on restated figures to be on a comparable basis and thus only include AXA Bank.

The banking revenues slightly decreased by €2 million to € 68 million.

Adjusted and underlying earnings increased by €4 million to €2 million, mainly resulting from lower expenses.

AXA Bank Belgium

Net sales of AXA savings products decreased by €469 million, mainly attributable to lower mutual fund sales and deposit accounts.

Net sales of mortgage loans increased by €309 million due to sustained demand in the context of low interest rates and an increased contribution of the brokers’ network.

Adjusted earnings decreased by €36 million to €32 million, mainly due to lower gains coming from active asset management (€–32 million net of tax) essentially on fixed maturities and to the non-recurrence of the capital gain on Crédit Lyonnais shares for €13 million in 2003.

Consequently, underlying earnings decreased by €22 million to €32 million, on the back of lower fixed maturities gains.

Other

CFP subgroup adjusted earnings decreased by €82 million to €–1 million, fully explained by the very positive impact of the 2003 run-off development.

Holding Company Activities

The Holding company activities consist of AXA’ s non-operating companies, including mainly AXA parent company, AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings and AXA UK Holdings.

ADJUSTED EARNINGS & NET INCOME		(in euro millions)

	FY 2004	FY 2003	FY 2002

AXA, The Company	(208)	(225)	(162)
Other French holding companies	(0)	(9)	69
Foreign holding companies	(234)	(154)	(251)
ADJUSTED EARNINGS	(442)	(388)	(344)
Impact of exceptional operations	149	17	87
Goodwill amortization (group share)	–	–	–
NET INCOME	(292)	(371)	(257)

AXA (the parent company)

Adjusted earnings increased by €17 million to €–208 million.

2004 activity was impacted by (i) €+65 million tax benefit mainly due to the merger between Compagnie Financière de Paris and two of its subsidiaries and (ii) a €+16 million on foreign exchange gain.

These were partly offset by (i) a €15 million higher financial charges mainly due to the dividend paid on ORAN’s (issued for Mony financing) partly compensated by financial income due to short term investment of ORAN proceeds before conversion (excluding ORAN, the financial charge remains stable), (ii) a €17 million higher expenses of which €6 million related to the AXA Trademark, €4 million related to the amortization of fees linked to ORAN’s and €6 million higher re-invoiced central function cost. In addition, net capital gains decreased by €30 million reflecting the disposal of a large part of strategic holding in Schneider executed in 2003.

Underlying earnings increased by € 21 million to €–232 million mainly driven by the tax benefit.

Other French holding companies

Adjusted earnings increased €9 million to breakeven mainly explained by the €5 million higher net capital gains.

Foreign Holding Companies

AXA Financial Inc.

Adjusted earnings decreased by €7 million in 2004, or by € 13 million on a constant exchange rate basis, to €–63 million.

Underlying earnings decreased by €8 million or €15 million on a constant exchange rate basis to €–62 million due to higher net interest expense principally related to the MONY acquisition.

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AXA Asia Pacific Holdings1

Adjusted earnings were a loss of €4 million compared to a loss of €5 million in 2003. Reduced debt following the disposal of non-core assets and favorable interest rate differentials led to reduced interest charges partly offset by the passive income tax expense on gains realized in Hong Kong.

AXA UK Holdings

Adjusted earnings decreased by €16 million in 2004 or by €14 million at constant exchange rate to €–70 million, due to a €5 million decrease in the investment result, mainly explained by higher average debt levels, and the non recurrence of the 2003 €9 million provision release related to GRE 1999 acquisition.

Other foreign holding companies

German Holding companies

Adjusted earnings decreased by €51 million to €–69 million, mainly explained by the sale of Cologne Re JV mid-2003 which generated a €10 million capital gain as well as dividends recorded in 2003 (€19 million). In addition, 2004 was impacted by higher administrative expenses (€+6 million) and a higher tax charge (€+3 million). Underlying earnings decreased by €20 million to €–50 million.

Belgium Holding companies

Adjusted earnings decreased by €3 million to €–17 million, mainly due to lower dividends received from real estate companies.

Outlook

After several years of substantial improvements in our various businesses, Management believes that the Group is now in a unique position to take advantage of its earnings capacity and organic growth momentum.

Superior diversification should enable the Group to capture growth opportunities in its key life markets. In addition, management currently anticipates that 2005 should see the full benefit of the MONY integration which, as indicated previously, should contribute in 2005 at least $170 million in underlying earnings to the AXA Group French GAAP earnings.

The strong emphasis on improving Life and Savings business mix toward more profitable products, higher assets under management boosted by third party assets net inflows, combined with tight expense discipline, should continue to underpin Life and Savings and Asset Management underlying earnings growth in 2005, albeit in a low interest rate environment.

In Property and Casualty, management believes that, barring any major catastrophes, the growth momentum created by positive net inflows, productivity gains and underwriting discipline in a more contrasted rate environment should contribute to strong underlying earnings. In 2005, a more normal claims environment should also support International Insurance underlying earnings.

In addition, barring any downturn in the financial markets, management also believes that AXA’s adjusted earnings should be progressively fuelled by stronger capital gains.

1. The AXA Asia Pacific Group is 51.6% owned by AXA.

Glossary

Comparable Basis

On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period of prior year (constant exchange rate basis) and eliminated the results of acquisitions, disposals and business transfer (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

Adjusted Earnings

Adjusted earnings represent the net income (group share) before the impact of exceptional operations and amortization of goodwill.

Adjusted earnings per share (adjusted EPS) represents the AXA’s consolidated net income before the impact of exceptional operations and amortization of goodwill, divided by the weighted average number of outstanding ordinary shares.

Adjusted earnings per share diluted (adjusted EPS diluted) represents the AXA’s consolidated net income before the impact of exceptional operations and amortization of goodwill, divided by the weighted average number of outstanding ordinary shares, on a diluted basis (that is to say including the potential impact of all outstanding stock options, that are not anti-dilutive, being exercised, and conversion of existing convertible debt into shares, if their impact is not anti-dilutive).

Underlying Earnings

Underlying earnings correspond to adjusted earnings excluding (i) net realized capital gains attributable to shareholders and (ii) the impact of September 11th, 2001 terrorist attacks.

Life & Savings Margin Analysis

Even though the presentation of Margin Analysis is not the same as the Statement of Income, it is based on the same GAAP measures as used to prepare the Statement on Income in accordance with French GAAP. As a result, the operating income under Margin Analysis is equal to that reported in AXA’s Statement of Income for the segment.

There are certain material differences between the detailed line-by-line presentation in the Statement of Income and the components of Margin Analysis as set out below.

(i)	Gross premiums (net of deposits), fees and other revenues are allocated in the Margin Analysis based on the nature of the revenue between “Fees and Revenues” and “Net Technical Margin”.
(ii)	Policyholders’ interest in participating insurance contracts is reflected as a change in insurance benefits in the Statement of Income. In the Margin Analysis, it is allocated to the related margin, that is, primarily, the “Investment Margin” and the “Net Technical Margin”.
(iii)	The “Investment margin” represents the net investment result in the Statement of Income and is adjusted to take into account the policyholders’ participation (see above) and to exclude the loading on (or contractual charges included in) unit-linked business, which are included in “Fees and Revenues”.

Investment margin includes the following items:

(i)	Net investment income,
(ii)	Realized capital gains & losses,
(iii)	Valuation allowance & release in respect of impaired invested assets,
(iv)	Interests and bonuses credited to policyholders and unallocated policyholder bonuses, relating to the net investment result.

Fees & Revenues include:

(i)	Revenues derived from mutual fund sales (which are part of consolidated revenues),
(ii)	Loading charged to policyholders on premiums and on funds under management for separate accounts (unit-linked) business,
(iii)	Loading on (or contractual charges included in) premiums received on all non unit-linked product lines (Life, Investment & Savings and Health),
(iv)	Other fee revenues, e.g., fees received on financial planning, sales of third party products.

Net Technical result is the sum of the following components:

(i)	Mortality/morbidity margin: The amount charged to the policyholder in respect of mortality/morbidity for the related period less benefit claims. It is equal to the

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difference between income for assuming risk and the actual cost of benefits, including changes in valuation assumptions and additional reserves for mortality risk. This margin does not include the claims handling costs and change in claims handling cost reserves,
(ii)	Surrender margin: The difference between the benefit reserve and the surrender value paid to the policyholder in the event of early contract termination,
(iii)	Policyholder bonuses: If the policyholder participates in the risk margin and the expenses of the company,
(iv)	Ceded reinsurance result.

Expenses are:

(i)	Acquisition expenses, including commissions and general expenses allocated to new business, related to insurance products as well as to other activities (e.g., mutual fund sales),
(ii)	Deferred Acquisition Costs (DAC): capitalization of acquisition expenses linked to new business, net of the corresponding Unearned Revenue Reserve (URR),
(iii)	DAC: amortization of acquisition expenses on current year and prior years new business. This amortization also includes the impact of interest capitalized and is net of the corresponding change in URR in the period,
(iv)	VBI: amortization of Value of Purchased Life Business In-force,
(v)	Administrative expenses.

Operating income corresponds to the income derived from operations, before tax, minority interest, and goodwill amortization.

Life & Savings expense ratio

Two types of expense ratio are calculated:

(i)	Ratio of gross operating expenses to total gross insurance reserves: gross operating expenses / total gross insurance reserves, where:
- Gross operating expenses are total expenses excluding (1) expenses related to mutual fund business (mainly fees paid to the sales force), (2) deferral or amortization of Deferred Acquisition Costs (DAC), and (3) amortization of Value of purchased Life Business In-force (VBI); they include capitalization and amortization of software expenses,
- Gross insurance reserves are total insurance liabilities, gross of reinsurance, including benefit and claims reserves, unearned premiums reserves, and separate account liabilities.
(ii)	Underlying cost income ratio: expenses / “underlying” operating margin, where:
- Expenses are total expenses, excluding expenses related to mutual fund business (mainly fees paid to the sales force) net of Participating Benefits, gross of deferral and amortization of Deferred Acquisition Costs (DAC) and gross of amortization of Value of purchased Life Business In-force (VBI),
- “Underlying” operating margin is the sum of (i) Investment margin excluding net capital gains / losses attributable to shareholders; (ii) Fees and revenues, and (iii) Net technical margin (items as defined in the Margin Analysis).

Property & Casualty (including AXA Corporate Solutions Assurance)

Net investment result includes the following items:

(i)	Net investment income,
(ii)	Realized capital gains & losses,
(iii)	Valuation allowances & release in respect of impaired invested assets.

Net technical result is the sum of the following components:

(i)	Earned premiums, gross of reinsurance,
(ii)	Claims charges, gross of reinsurance,
(iii)	Change in claims reserves, including claims handling costs reserves and equalization reserves, gross of reinsurance,
(iv)	Claims handling costs,
(v)	Net result of ceded reinsurance.

Expense ratio is the ratio of:

(i)	Expenses (excluding claims handling costs but including non recurring expenses), to
(ii)	Earned revenues, gross of reinsurance.

Current accident year loss ratio (Property & Casualty) net of reinsurance, is the ratio of:

(i)	[current year claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on current accident year], to
(ii)	Earned revenues, gross of reinsurance.

All accidents year loss ratio (Property & Casualty) net of reinsurance, is the ratio of:

(i)	[all accident years claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on all accident years ], to
(ii)	Earned revenues, gross of reinsurance.

The combined ratio is the sum of (i) the expense ratio and (ii) the loss ratio (all accident years).

AXA RE

Covers are specific reinsurance treaties, bought to protect all or a portion of the company’s portfolio against major losses. If such losses do not occur over the insured period, a profit commission (or “no-claim bonus”) is paid to the ceding company. In general, the cost of a cover is accrued (or by extension “earned”) ratably over the treaty period.

Major losses are defined as any event whose ultimate cost, gross of reinsurance and reinstatement premiums, is greater than $30 million1.

Net technical margin includes:

(i)	Earned premiums, net of reinsurance (cession/retrocession and covers)
(ii)	Claims charge all accident years, net of reinsurance, including major losses,
(iii)	Commissions (fixed commissions, sliding scale commissions as well as profit commissions), (a) paid to the ceding companies and (b) received from the reinsurance companies,
(iv)	Claims handling costs.

Net attritional margin on current accident year includes the following elements:

(i)	Earned premiums, net of cession/retrocession (reinsurance ceded excluding covers),
(ii)	Current year claims charge (excluding major losses), net of cession/retrocession,
(iii)	Commissions (fixed commissions, sliding scale commissions and profit commissions), (a) paid to the ceding companies and (b) received from the reinsurance companies, excluding commissions related to covers,
(iv)	Claims handling costs.

Asset Management

Net New Money: Inflows of client money less outflows of client money. Net New Money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

Operating Cost Income Ratio: operating expenses over net revenues (including performance fees).

1.	This is a change as compared to the definition of major losses used for previous reporting periods. However due to the very low level of significant losses that occurred in 2002 and 2003, there is no difference in the presentation of the profit and loss account of AXA Re for those two periods according to the definition which is used, either the previous one (net ultimate cost over $50 million) or the new one (gross ultimate cost over $30 million).

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[	Financial statements

Consolidated balance sheet

ASSETS				(in euro millions)

			At December 31,
Notes
		2004	2003	2002

6	Goodwill	12,423	12,874	14,407
7	Value of purchased life business inforce	2,993	2,814	3,224
	Other intangible assets	629	556	701
	Total other intangible assets	3,622	3,370	3,925
	Real estate	11,702	11,727	12,714
	Investments in participating interests	2,292	2,797	3,784
	Fixed maturities	157,959	147,811	147,750
	Equity investments	69,008	61,823	57,303
	Mortgage, policy and other loans	18,156	17,009	18,265
8	Total investments from insurance activities	259,116	241,167	239,816
9	Assets backing contracts with financial risk borne
	by policyholders (unit-linked)	113,786	101,002	90,458
10	Total investments from non-insurance activities	8,962	8,100	9,024
11	Investment in affiliated companies (equity method)	871	1,254	2,093
	Reinsurers’ share of insurance liabilities	7,885	8,470	9,910
	Reinsurers’ share of liabilities with financial risk borne
	by policyholders (unit-linked)	12	19	20
18	Reinsurers’ share of insurance liabilities	7,897	8,489	9,930
12	Receivables from insurance and
	reinsurance activities	10,562	11,680	14,003
	Receivables (bank customers)	9,520	8,817	7,889
	Receivables (other)	3,633	3,973	3,477
	Receivables from non-insurance activities	13,152	12,790	11,367
13	Cash and cash equivalents	21,363	19,428	17,592
	Tangible assets	1,139	1,243	1,239
	Other tangible assets	5,638	7,680	7,241
	Other assets	6,777	8,922	8,480
14	Deferred acquisition costs	11,954	10,993	10,965
	Other prepayments and deferred charges	10,476	9,163	12,599
	Prepayments and accrued income	22,430	20,156	23,563
5	TOTAL ASSETS	480,961	449,233	444,657

LIABILITIES				(in euro millions)

			At December 31,
Notes
		2004	2003	2002

	Ordinary shares	4,370	4,072	4,035
	Capital in excess of nominal value	15,348	13,984	13,824
	Retained earnings brought forward	3,919	4,340	4,902
	Net income for the financial year	2,519	1,005	949
15	Shareholders’ equity	26,157	23,401	23,711
	Minority interests’ share in retained earnings brought forward	1,885	2,226	2,444
	Minority interests’ share in net income for the financial year	321	243	368
16	Minority interests	2,206	2,469	2,812
	Total minority interests and shareholders’ equity	28,363	25,870	26,523
	Mandatorily convertible bonds and notes	–	–	–
17	Subordinated debt	9,235	8,453	8,300
18	Insurance liabilities, gross of reinsurance	272,160	259,532	263,172
18	Liabilities with financial risk borne by policyholders
	(unit-linked), gross of reinsurance	113,998	101,069	90,011
19	Provisions for risks and charges	7,197	6,918	9,775
12	Payables arising from insurance and
	reinsurance activities	7,437	8,312	8,299
	Payables (bank customers)	12,220	11,563	10,656
	Payables (other)	18,509	15,727	15,656
	Payables arising from non-insurance activities	30,729	27,290	26,313
21	Non-subordinated debt instruments issued	3,639	5,156	4,682
22	Amounts owed to credit institutions	5,172	3,851	5,018
	Accrued expenses	3,031	2,784	2,564
	TOTAL LIABILITIES, MINORITY INTERESTS AND
	SHAREHOLDERS’ EQUITY	480,961	449,233	444,657

OFF BALANCE SHEET COMMITMENTS				(in euro millions)

		At December 31,
Notes
		2004	2003	2002

29	Other commitments received
	– Insurance activities	5,380	4,684	4,773
	– Banking activities	11,758	10,121	7,873
	– Other activities	7,239	6,298	5,693
	Total	24,377	21,103	18,338
29	Other commitments given
	– Insurance activities	6,724	6,563	4,643
	– Banking activities	9,754	8,419	9,848
	– Other activities	2,472	2,741	1,635
	Total	18,950	17,723	16,126

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[	Financial statements

Consolidated statement of income

CONSOLIDATED STATEMENT OF INCOME		(in euro millions, except per ordinary share amounts)

			At December 31,
Notes		2004	2003	2002

	Gross written premiums	67,407	67,306	69,723
	Revenues from banking activities	791	820	1,012
	Other revenues	3,966	3,503	3,992
23	Gross Premiums and Financial Services Revenues	72,164	71,628	74,727
	Change in unearned premium reserves	47	320	(382)
24	Net investment result (a)	25,562	26,935	(8,713)
	Total Revenues	97,773	98,883	65,632
	Insurance benefits and claims (a)	(77,145)	(81,317)	(47,922)
25	Reinsurance ceded, net	(1,064)	(1,113)	(523)
26	Insurance acquisition expenses	(6,239)	(5,798)	(5,891)
	Bank operating expenses	(454)	(502)	(600)
26	Administrative expenses	(7,704)	(7,567)	(8,098)
	Income before income tax expense	5,167	2,587	2,597
20	Income tax expense	(1,372)	(536)	(426)
	Net Income	3,796	2,051	2,171
11	Equity in income from affiliated entities	76	41	23
6	Goodwill amortization, net	(1,031)	(844)	(877)
	Minority interests	(321)	(243)	(368)
	NET INCOME GROUP SHARE	2,519	1,005	949
27	Net Income per ordinary share (basic) (d)	1.37	0.56	0.54
27	Net Income per ordinary share (diluted) (d)	1.32	0.55	0.54
	Impact of exceptional operations (c)	267	148	235
	Goodwill amortization (group share)	(649)	(593)	(643)
	ADJUSTED EARNINGS, GROUP SHARE (b)	2,901	1,450	1,357
27	Adjusted earnings per ordinary share (basic) (d)	1.57	0.81	0.77
27	Adjusted earnings per ordinary share (diluted) (d)	1.52	0.80	0.77

(a)	For the periods ended December 31, 2004, 2003, and 2002, the change in fair value of Assets backing contracts with financial risk borne by policyholders (unit-linked) had impacted the net investment result for respectively Euro +10,583 million, Euro +14,949 million, and Euro –17,576 million.
(b)	Adjusted earnings represents AXA's consolidated net income before goodwill amortization and exceptional operations. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.
(c)	In 2004, the exceptional operations included:
	•	The realized capital gain on the disposal of Unirobe, AXA’s former Dutch brokerage company in The Netherlands Holding (€+104 million).
	•	The realized capital loss on the disposal of AXA Bausparkasse building society in Germany (€–25 million, net Group share, of which €–10 million in the Life company).
	•	The realized capital gain on the sale by AXA Insurance UK of the right to renew of its motor direct business to RAC Plc. in October 2004 (€+12 million net Group share).
	•	An exceptional profit in Alliance Capital (€112 million) as a result of the partial release (€+420 million) of the provisions set-up in 2000 to offset the dilution gain realized when Alliance Capital acquired Sanford C. Bernstein. This release was due to the buy-back, in 2004, of 16.32 million private units to the former shareholders of Sanford C. Bernstein, Inc. after they exercised their liquidity put option. It generated an additional goodwill, entirely amortized over the period (€308 million).
	•	An exceptional profit in the AXA Financial holding (pre-tax gain on disposal of the discontinued Investment Banking and Brokerage segment of €65,8 million, or €42,8 million net of Federal income taxes). The gain resulted from the reduction of state tax liabilities related to the 2000 sale of Donaldson, Lufkin & Jenrette, Inc.
	•	The realized capital gain on the disposal of Crealux in Belgium (€17 million, net Group share).
	•	The realized capital gain on the disposal of the health portfolio of AXA Zorg in Netherlands (€3 million net of taxes).

In 2003, the exceptional operations included:
	•	Capital gains on disposals of group subsidiaries in Austria and Hungary (€37 million), the sale of Auxifina by AXA Bank Belgium (€15 million) and the sale of Members Equity in Australia (€12 million).
	•	A non-recurrent gain of €66 million in the USA (after adjustment for goodwill amortization) following the review of deferred tax liabilities relating to periods prior to AXA’s acquisition of The Equitable Inc. The review led to an exceptional €106 million write-off of goodwill recognized at the time of the buyout of minorities in AXA Financial in 2000.
	•	A non-recurrent gain of €19 million at the German holding company (after adjustment for goodwill amortization) following the release of a provision booked when the Group acquired German activities in 1997, which had become unnecessary.

In 2002, the exceptional operations included:
	•	The capital gain realised on the sale of AXA Australia Health activities (National Mutual Health Insurance € –87 million).
	•	An exceptional profit of €148 million at Alliance Capital due to the partial release (€277 million) of the provision booked in 2000 to offset the dilution gain recorded when acquiring Sanford C. Bernstein Inc. This release was due to the buy-back of 8,16 million private units in Alliance Capital from the former shareholders of Sanford C. Bernstein, after these shareholders exercised their liquidity put options. This operation generated €122 million of additional goodwill, which was amortized in full during the year (€129 million).
(d)	Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently earning per share over each period can be restated to take into account this event.

Note to the consolidated financial statements

Preliminary note : in the notes below, the “Company” refers to the holding company AXA SA and “AXA” or the “Group” refers to the Company and its consolidated subsidiaries.

1. Year 2004 Operating Highlights

The Company is a holding company for AXA, an international group of companies offering financial protection products and services. AXA operates principally in Western Europe, North America and Asia-Pacific. In AXA’s annual report and financial statements, the segmental analysis is based on five types of activities: “Life & Savings”, “Property & Casualty”, “International Insurance” (including reinsurance) and “Other Financial Services”. An additional “Holdings” segment includes all non-operational activities.

1.1. Significant acquisitions and disposals

Acquisitions

On January 23, 2004, AXA concluded with BBVA Group an agreement under which AXA acquired the 50% stake of BBVA in its subsidiary Hilo Direct Seguros y Reaseguros S.A. (“Direct Seguros”). After this transaction, AXA holds 100% of Direct Seguros. The purchase price amounted to €49 million, and the related goodwill was €28 million, to be amortized over 30 years.

On January 23, 2004, AXA Belgium concluded with La Poste an agreement under which AXA Holdings Belgium acquired the 50% stake of La Poste in Assurances la Poste Vie and in Assurances la Poste Non Vie. After this transaction, AXA Holdings Belgium holds 100% of Assurances la Poste Vie and of Assurances de la Poste Non Vie. The purchase price amounted to €9.4 million, and the related goodwill was € 3.2 million, fully amortized over the first half year of 2004.

On March 18, 2004, AXA RE bought from BNP PARIBAS the remaining 21% minority interests in its subsidiary AXA RE Finance. After this transaction, AXA RE holds 100% of AXA RE Finance. The purchase price amounted to €55 million, and the related goodwill was €8 million, fully amortized during the first half of 2004.

On July 8, 2004, AXA announced that, following the receipt of all required regulatory approvals and the satisfaction of all conditions to the merger agreement, AXA Financial, Inc. completed the acquisition of the MONY Group, Inc. (“MONY”), for a total consideration of $1.48 billion (€1.3 billion). As a result of the acquisition, MONY is now a wholly owned subsidiary of AXA Financial. The related goodwill, to be amortized over 30 years, and value of business in force for the transaction were respectively $672 million and $573 million net of tax.

In connection with Alliance Capital’s acquisition of the business of Sanford C. Bernstein in 2000, AXA Financial entered into a liquidity agreement with the former shareholders of Sanford C. Bernstein pursuant to which they can put to AXA Financial in any one period up to 20% of the original Alliance Capital units issued at the time of the acquisition. In 2004, the former shareholders of Sanford C. Bernstein exercised their rights to sell 16.32 million Alliance Capital units (8.16 million Alliance Capital units in March and December). As a consequence, the ownership interest of AXA Financial in Alliance Capital increased by 5.8% points from 55.5% to 61.3%. These transactions generated an exceptional profit of €112 million, as a result of the partial release (€420 million) of the provision set up in 2000 to offset the dilution gain resulting from the acquisition of Sanford Bernstein, Inc, partly offset by the amortization over the period of the additional goodwill generated by the transaction (€308 million at average exchange rate).

FINANCIAL STATEMENTS 199

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Effective January 1, 2004 the policyholder-owned Long Term Fund of Sun Life Assurance Society plc sold AXA Isle of Man Ltd to a shareholder-owned subsidiary of AXA Life Holdings plc, for a total purchase consideration of €89 million. This transaction generated a goodwill of €21 million, entirely amortized over the period, and a value of business in force of £80.4 million or €114 million instead of pre-existing DAC (Deferred Acquisition Costs) balance of €113 million.

Disposals

On January 2, 2004, AXA concluded the sale of its insurance brokerage activities in the Netherlands, Unirobe, through a management buy-out. The proceeds for the sale amounted to €126 million, and the related capital gain was €104 million.

On April 20, 2004, AXA Germany sold its building society AXA Bausparkasse to BHW, a German competitor specialized in savings plans for the financing of the purchase of real estate properties. The transaction was completed in June 2004 and resulted in a net capital loss of €–25 million (net Group share).

In October 2004, AXA Insurance UK sold the right to renew of its direct business to RAC plc (Royal Automobile Club). The proceeds for the sale amounted to €12 million.

On October 28, 2004, Alliance Capital Management Holding L.P. (“Alliance Holding”) and Alliance Capital Management L.P. (“Alliance Capital”) announced that Alliance Capital and Federated Investors, Inc. reached a definitive agreement for Federated Investors to acquire Alliance Capital’s cash management business. The transaction is expected to close between first and third quarter 2005.

On December 1, 2004, AXA Zorg, subsidiary of AXA in the Netherlands operating in the Health and Disability Insurance business completed the sale of its health portfolio to Achmea for a total consideration of €7.5 million. This sale resulted in a realized gain of €3.2 million, net of restructuring provision.

In December, 2004, AXA Belgium Holdings completed the sale of Crealux, a subsidiary which operated in Luxembourg for a total consideration of €87.6 million. This sale resulted in a realized gain of €17 million.

1.2. Capital and Financing operations

Capital increase

As the result of successful completion of the acquisition of MONY by AXA Financial Inc, the ORAN’s1 issued by AXA in September 2003 to finance the MONY acquisition were redeemed on July 22, 2004 by the issuance of one new ordinary AXA share for each ORAN, i.e. a total issuance of 110,245,309 new AXA shares. Each ORAN holder received in addition, on July 22, 2004, a “Final Interest” amount equal to Euro 0.38 per ORAN, i.e. the equivalent of the dividend paid by AXA on its shares on May 3, 2004.

For several years, the AXA Group has been offering to its employees in and outside of France, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2004, employees invested a total of €255 million (with €22.5 million in August and €232.1 million in December), leading to a total issuance of 18.9 millions new ordinary AXA shares. As of December 31, 2004, the total number of shares in issue amounted to 1,908 million. Employee shareholders represented approximately 5.11% of the outstanding shares versus 4.74% as of December 31, 2003.

As part of an overall rebalancing of the hedge of its purchase stock option plans, AXA Financial, Inc purchased on November 22, 2004, approximately 25.5 million call options on the AXA ADR, for a total premium of $89 million. The purpose of the hedge is to protect the Group against an increase in the AXA share price and a depreciation of the U.S. dollar versus Euro. As a consequence of this rebalancing of its hedging strategy, the AXA Group sold 6.7 million of treasury shares for a total amount of €120 million.

Financing operation

In 2004, AXA issued, under its €5 billion Euro Medium Term Notes program, subordinated debt totaling €1 billion of which (i) callable undated subordinated debt: $150 million in January and $225 million in February 2004 (private placements in Europe and Asia) and €125 million in April 2004 (private placement in Europe); and (ii) in October and December

1. Bonds redeemable either in shares or in cash.

2004, respectively €375 million and €250 million undated deeply subordinated notes (“Titres Super Subordonnés”). By partly anticipating the refinancing of debts maturing in 2005 and after, these issues allowed the Group to benefit from very favorable and unprecedented credit spread conditions and to improve its liquidity by further extending the average maturity of debt and by strengthening hybrid capital through non-dated subordinated issues.

In order to further protect the Group balance sheet exposure to the USD, $4 billion in hedges have been implemented in the first half year 2004, directly through debt in USD ($0.375 billion) or synthetically through Cross Currency Swaps ($3.625 billion).

In July 2004, a combined €3.5 billion revolving credit facility and $650 million standby letter-of-credit facility for AXA SA and AXA Financial was signed. The facility will initially be due July 2009 with 2 one-year extension options. It anticipated the replacement of AXA’s SA €3 billion syndicated credit facility and included the needs of AXA Financial for U.S. Commercial Paper backup and letter-of-credit facilities, allowing the group to comfort its liquidity profile and to benefit from the favorable conditions currently prevailing on the European credit market.

Others Highlights

On October 17, 2004 AXA announced that its conditional proposal to acquire the minority interests in AXA APH through a Scheme of Arrangement that was announced on August 6, 2004 was withdrawn and terminated following the decision of AXA APH’s Committee of Independent Directors (the “Independent Committee”) not to recommend AXA’s final offer.

Discussions with the Independent Committee regarding the acquisition of the minority interests in AXA APH through a scheme of arrangement were unsuccessful as a difference remained outstanding on the issue of price, despite AXA’s offer to raise its initial offer of $ 4.05 per share fully payable in cash.

The commitment of the AXA Group to the Asia-Pacific region and to the Group’s subsidiaries that are based there, the confidence in the management and staff of AXA APH, are unchanged and intact. The development of the Group’s activities in this region, where AXA expects to continue to invest significantly, remains one of the key axes of AXA’s strategy.

2. Events subsequent to december 31, 2004

In January 2005, AXA issued, under its €5 billion Euro Medium Notes program, €250 million of undated deeply subordinated notes (“Titres Super Subordonnés”) allowing the Group to improve debt quality and to strengthen hybrid capital, whilst anticipating the refinancing of debts maturing in 2005 and after.

FINANCIAL STATEMENTS 201

[	Financial statements

3. Accounting policies and consolidation method

3.1. Financial statement presentation

General principles

AXA, a French “société anonyme” (the “Company” and, together with its consolidated subsidiaries, “AXA” or the “Group”), is the holding (parent) company for an international financial services group focused on financial protection, insurance and asset management. The list of AXA’s consolidated entities is provided in note 4 of the notes to consolidated financial statements.

AXA’s consolidated financial statements are prepared as at December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31, in particular AXA Life Japan and its insurance subsidiaries, which have a September 30 financial year-end.

Assets and liabilities of subsidiaries denominated in non-euro currencies, being the functional currency of the local subsidiary, were translated into euro using year-end spot foreign exchange rates. Revenues and expenses transacted in foreign currencies were translated into euro using the average exchange rate for the accounting period. The impact of foreign exchange rates is recorded within consolidated shareholders’ equity.

3.2. General accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in France (referred to as “French GAAP”). French GAAP is based on the:

  French act of January 3, 1985 and its decree of application regarding consolidation; and
  Regulations issued by the French Accounting Regulations Committee (“Comité de la Réglementation Comptable” or CRC) including the new regulation 2000-05 that became effective on January 1, 2001 and introduced certain new accounting and disclosure principles for preparing and presenting the consolidated financial statements of an insurance company.

3.3. Changes in accounting principles

In 2004, in accordance with the French Financial Security Act (“Loi de Sécurité Financière”) 2003-706 of 1 August 2003, the CRC adopted regulation 2004-03 of 4 May 2004, which modifies regulation CRC regulation 2000-05. Under this new regulation, special-purpose entities that are controlled in substance must be consolidated. Under the new CRC regulation, the ownership of at least one equity security in the SPE is no longer needed for consolidation to be required. However, the new regulation did not remove specific exclusions concerning entities such as OPCVM mutual funds and SCI non-trading real estate companies. Through opinion 2004-D of 13 October 2004, the “Emergency Committee” (“Comité d’urgence”) of the French standard-setter (“Conseil National de la Comptabilité” or CNC) set out situations in which the retention of decision-making powers is no longer presumed for securitization operations. AXA applied these regulatory requirements in 2004 (see section 3.4).

Also in 2004, the CRC adopted regulation 2004-02, which modifies the rules for recognizing forward financial instruments by insurance companies.

In opinion 2004-14 of 23 June 2004, the CNC confirmed that provisions for liquidity risk must be eliminated from consolidated financial statements.

These last two regulatory changes have no impact on the Group’s financial statements.

In 2003, the CNC announced terms for evaluating liabilities relating to pensions and similar benefits in the form of recommendation 2003-R.01 of April 1, 2003. This recommendation did not impact AXA’s consolidated financial statements (see section 3.6.1. below).

Effective from January 1, 2002, AXA has applied CRC regulation 2000-06 in respect of recognizing liabilities and regulation 2002-09 in respect of derivative instruments accounting for companies governed by the French insurance code The introduction of these regulations did not impact AXA’s consolidated financial statements.

3.4. Consolidation principles and method

3.4.1. Basis of consolidation

Companies in which AXA exercises controlling influence are fully consolidated. Controlling influence is presumed when AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA.

Companies in which AXA directly or indirectly holds 20% or more of the voting rights and for which AXA and other shareholders have agreed to exercise joint controlling influence are proportionately consolidated.

Companies, in which AXA exercises significant long-term influence, that is, affiliated companies, are accounted for as an investment using the equity method of accounting. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or when significant influence is exercised through an agreement with other shareholders. Certain entities are also accounted for as investments under the equity method if their contribution to revenue, net income or net financial position is not significant.

Investments in mutual funds, investment and real estate companies principally held by AXA’s insurance entities are not consolidated but accounted for at cost, if the exclusion from consolidation does not impact the true and fair presentation of AXA’s consolidated financial position or operating results.

Subsidiaries and investments in affiliates are accounted for at cost rather than being consolidated if the following conditions are met:

  the entity is held for sale from the date of acquisition,
  the subsidiary does not have a material impact on AXA’s consolidated financial position and consolidated operating results, or the information required to prepare the consolidated financial statements cannot be readily obtained, either for reasons of cost or timeliness of preparing such information.

Shares consolidated entities which are backing assets backing contracts with financial risk borne by policyholders (unit-linked), are included in the calculation of AXA’s controlling interest but are excluded from the calculation of the percentage of ownership interest.

In accordance with CRC regulation 2004-03 of 4 May 2004, mentioned in section 3.3 above, special purpose entities that are controlled in substance are now consolidated, with the exception of entities covered by specific exclusions set out in section 1001 of regulation 2000-05. At 31 December 2004, and under this regulation, the Acacia securitization vehicle (“Fonds Commun de Créance”) was consolidated within the activities of AXA France Vie. The main impact of this was a €250 million increase in AXA other debts, as a counterpart entry for an increase in receivables resulting from insurance operations. Other SPVs controlled in substance by the Group, resulting from sales of receivables and with the purpose of issuing securities whose redemption is backed by acquired receivables – known as Collateralized Debt Obligations or CDOs – are not consolidated. This is because their nature and activities are similar to those of mutual funds representing technical commitments to policyholders, in addition they are partly owned by mutual funds backing technical commitments, finally the risk supported by AXA is limited to its investment in these entities.

3.4.2. Business combination: purchase accounting and goodwill including acquisitions of minority interests

Valuation of assets acquired and liabilities assumed

Upon consolidation, the identifiable assets and liabilities of the acquired company are recorded at their estimated fair value. However, the insurance liabilities are maintained at the predecessor’s carrying value at the date of the acquisition if the measurement basis is consistent with AXA’s accounting principles. In conjunction with purchase accounting relating to acquired life insurance operations, an asset is recorded corresponding to the present value of estimated future profits emerging on purchased life insurance business in-force at the date of acquisition (also referred to as value of purchased life insurance business in-force or VBI). The present value of future profits is estimated using actuarial assumptions based on anticipated experience. This experience is determined as of the purchase date using a discount rate that includes a risk premium. Other intangible assets such as trademarks or market shares are not recognized, unless they can be valued reliably and on the basis of objective criteria.

Acquisitions of minority interests

In respect of acquisitions of minority interests in an existing consolidated entity, the portion of assets acquired and liabilities assumed are maintained at their existing net carrying values at the date of acquisition and not adjusted to reflect their estimated fair values.

FINANCIAL STATEMENTS 203

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Determination of purchase price

The purchase price includes the direct costs and external fees related to the transaction, including the costs of settling or exchanging the target company’s outstanding employee share options (applicable to all acquisitions including acquisitions of minority interests). If the transaction is based in a foreign currency, the impact of the foreign currency is included in the purchase price at the date of the transaction or the initial date of the transaction (if it occurs over a period of time).

Goodwill

The difference between the purchase price and the net assets acquired represents goodwill. Positive goodwill, that is, where the purchase price is greater than the identifiable assets acquired, is recorded as an asset.

If goodwill is negative, the following adjustments are made:

  Acquisition of a company that was not previously consolidated: the estimated fair value is decreased to the extent necessary to eliminate such excess,
  Increase in interest of ownership interest of an existing consolidated company: the net carrying value of the assets are reviewed and decreased in value where appropriate, with the remaining negative goodwill offset against any pre-existing goodwill asset arising from previous partial acquisitions of the company in question.

Any excess remaining after the adjustments above is recorded as a liability and is referred to as negative goodwill.

Revisions can be made to goodwill until the end of the fiscal year end following the year of the acquisition, if new information becomes available.

Goodwill recorded is allocated (i) to the companies or portfolios of business acquired in respect of importance in the market and their expected profitability, and (ii) to the segments and entities within the AXA Group that will benefit from the activities acquired.

For acquisitions undertaken prior to January 1, 2001, when new shares were issued by the Company to partly finance an acquisition, a portion or all of the goodwill could be charged directly to retained earnings and reserves (to the extent of the portion financed by the issue of new shares). Effective from January 1, 2001, this treatment is no longer permitted and was not subject to a retroactive adjustment upon adoption of the new French regulations in 2001.

3.4.3. Intercompany transactions

From January 1, 2001, the entire effect of intercompany transactions is eliminated upon consolidation unless there are other-than-temporary losses, which are usually recorded immediately.

When an asset is disposed of internally and not intended for long-term holding within AXA’s asset portfolios:

  The tax corresponding to the realized capital gain or loss is eliminated upon consolidation through a deferred tax adjustment recorded in the balance sheet,
  The same applies to the potential policyholder benefit in respect of the disposal gain or loss (a deferred policyholder benefit asset of liability is then posted to the balance sheet).

In addition, the total or partial transfer of securities in a consolidated company between two subsidiaries that are fully consolidated but held with different ownership percentages will not affect the consolidated operating results, with the exception of the recognition of any related deferred tax and allocation to policyholders’ participating benefits, which are not restated in the consolidated accounts as the securities transferred are intended for long-term holding. The impact of these transfers on the Group shareholder’s equity (its counterpart being recorded in minority interests) is identified in the “Internal restructuring” line of the shareholder’s equity reconciliation.

3.5. Valuation of assets

3.5.1. Goodwill

The goodwill amortization period is dependent on the type of business activity acquired, and whether the segment to which it was allocated can be considered as significant at the Group level. The amortization period generally does not exceed 30 years for insurance operations, including banks and asset management companies whose principal activity is the management of assets on behalf of insurance companies of AXA. For Asset Management operations that manage assets on behalf of third parties, the goodwill amortization period does not exceed 20 years, or five years for brokerage operations.

If the goodwill is less than €10 million (€1.5 million for brokerage operations), then the goodwill asset is fully amortized as a charge against earnings in the year of acquisition.

If parameters used to determine the initial amortization period (value of assets, future operating profits, market share) do not change in the course of this period, the initial amortization pattern remains the same significant adverse changes, an exceptional goodwill amortization charge is recorded (or a modification to the initial pattern). However, when the current value is not deemed significantly lower than the net book value the goodwill is maintained at its net book value in the balance sheet. As a consequence, no exceptional amortization charge is recorded if the amount is less than the cumulative amortization charge over a period equal to 1/5th of the initial amortization period as (i) there is an intention to hold the interest in the Company, and (ii) it is more likely the deterioration is not definitive based on available information.

The multi-criterion analysis mentioned above and performed to determine if there are significant adverse changes includes the long-term nature of the holding, and excludes factors affected by short-term market volatility. The analysis also considers the interdependence of transactions within sub-groups. Within each operational entity, a comparison is made between net book value and the recoverable value, which is equal to the highest of the market value and value in use. The value in use is the net assets and expected earnings from existing and new business, taking into account the entity’s future prospects. The value of future expected earnings is estimated on the basis of life insurance and savings embedded value figures published by AXA or similar calculations for other activities. Market value takes into account other possible approaches such as those based on different valuation multiples.

3.5.2. Intangible assets

Value of purchased life insurance business in force (“VBI”)

The VBI, in respect of acquired life insurance companies, is determined on the basis of profits emerging over the contract period and is amortized over the life of the relevant contracts. VBI is subject to annual recoverability testing based on actual experience and expected trends with respect to the principal assumptions.

Other intangible assets

Other intangible assets mainly include costs associated with developing software for internal use. These costs are capitalized and amortized on a straight-line basis over their estimated useful life (i.e not to exceed five years). They may also include other intangible assets that may be recognized provided that they have been valued reliably and on the basis of objective criteria. If these assets have a finite useful life, they are amortized over this useful life. In all cases, they undergo an impairment test at each accounts closing. In the event of a significant decline in value, a valuation allowance is booked for the difference between the value on the balance sheet and the higher of value in use and market value.

3.5.3. Investments from insurance, banking and other activities

Real estate investments are stated at historical cost less accumulated depreciation and any valuation allowances. Valuation allowances are recorded for a decline in the value of a property that is deemed to be other-than-temporary. Real estate acquired in satisfaction of debt is valued at estimated fair value at the date of foreclosure.

Valuation allowances are recorded on real estate investments in the following cases:

  Buildings to be sold in the twelve months following the end of the accounting period: The allowance is recorded and equals the excess of the net carrying value over the likely selling price, less disposal costs and the cost of works expected to be incurred to bring the building to sale.
  Investment real estate to be held on a long-term view, including securities held in real estate companies: When the appraised value is 15% lower than the net carrying value, the present value of the asset’s future estimated cash flows is calculated. If the calculated amount is lower than the net carrying value, a valuation allowance is recorded, equal to the difference between (a) the net carrying value and (b) the higher of the appraised value or the discounted cash flow value.

If, in subsequent periods, the difference between the appraised value and the net carrying value reaches 15% or more, previously recorded valuation allowances are reversed to the extent of the difference between a) the net carrying value and b) the lower of the appraised value or the depreciated cost.

Fixed maturity securities are stated at amortized cost less valuation allowances. A valuation allowance (equal to the difference between carrying value and the year-end market value) is recorded for a decline in value of a security, which is deemed to be other-than-temporary if the amount may not be fully recoverable due to a credit event relating to the security issuer. If this risk is eliminated or improves, the valuation allowance may be reversed. The assessment of the likelihood that the amounts due can be recovered depends on the particular facts and circumstances of the issuer.

A valuation allowance may be necessary for fixed maturity securities that AXA does not intend to hold or if any other factors lead to the conclusion that recovery of amounts due is other-than-temporarily compromised.

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Equity securities are stated at historical cost less any valuation allowances for declines in the estimated fair values of specific equity investments that are deemed to be other-than-temporary.

Valuation allowances are determined according to a regulation issued by the French standard setter (“l’Avis du Comité d’urgence du Conseil National de la Comptabilité” or CNC) on December 18, 2002 in respect of other-than-temporary impairments.

It is presumed that there is an other-than-temporary impairment when a significant unrealized loss exists for a continuous period of 6 months or more prior to year-end. An unrealized loss is regarded as significant if it equals 20% of carrying value in periods where the markets are slightly volatile, increasing to 30% when markets are volatile as determined by the French regulator. The 20% criterion was applied at December 31, 2004, taking into account market trends in the second half of 2004, in accordance with recommendations issued by the financial markets and insurance industry supervisory authorities. This 20% criterion was applied at 31 December 2003. At December 31, 2002, the 30% criterion was applied.

Certain equity securities that do not meet the aforementioned criteria are also analyzed in the event that (i) the 20% (or 30%) criterion was not reached for all but a few days during the six month-period prior to year-end, (ii) their market value fell significantly in the last month of the year, (iii) a valuation allowance was already recorded on these securities in prior years, (iv) there are significant factors other than the fall in the share price that raise questions about the fundamentals of the issuer or (v) the securities are intended to be sold in the near future.

Equity securities intended to be held for business purposes are not subject to valuation allowances if there are no particular factors that raise questions about the fundamentals of the issuer.

The valuation allowance recorded for equity securities that are determined to have an other-than-temporary impairment is equal to the difference between the net carrying value and the recoverable value at year-end:

  If there is an intention to hold the security on a long-term basis, the recoverable value is the greater of (i) the market value at year-end or (ii) the value determined by taking into account the holding period, and other factors (net worth, future cash flows and specific considerations relating to the industry sector/activities of the issuer).
  If equity securities are to be sold in the near future or form part of a portfolio with rapid turnover, the recoverable value is the year-end market value.
  For mutual funds, valuation allowances are determined by taking into account the specific nature of each fund.

Valuation allowances recorded for the impairment of equity securities may be reversed in subsequent periods when facts and circumstances warrant a reversal.

Other investments

  Policy loans are stated at outstanding principal balances.
  Mortgage loans on real estate are stated at outstanding principal balances, net of unamortized discounts and valuation allowances. Impairment measurement is based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

Investments in real estate companies and mutual funds are accounted for as real estate investments or as equity securities, respectively.

Exceptionally, the investments listed below are valued at fair value:

  Invested assets in respect of assets backing contracts with financial risk borne by policyholders (unit-linked) and invested assets supporting the UK “With-Profit” funds; an adjustment in insurance liabilities is required if a change in fair value occurs,
  Certain investments held by non-European life insurance subsidiaries, for which the unrealized gains and losses of invested assets are included within insurance liabilities, and
  Invested assets held by AXA’s banking subsidiaries for trading purposes, for which the change in fair value is recorded in the net investment result.

3.5.4. Other assets

Real estate (property) owned and occupied by AXA is included under the balance sheet caption “Other assets” and amortized on a straight-line basis over a period, ranging from 20 to 50 years. This includes materials, fixtures and equipment that are amortized on a straight-line basis over each asset’s estimated useful life.

3.5.5. Deferred acquisition costs (“DAC”) in respect of life insurance operations

The variable costs of acquiring new and renewal business primarily related to the production of new business are specifically identified and deferred by establishing an asset. This asset is amortized based on the estimated gross profits emerging over the contract term. Estimates of gross profits are reviewed at the end of each accounting period and any amount not deemed recoverable from future estimated gross profits is recorded as a charge against income. DAC is reported net of unearned revenue reserves, which are recorded in income over the contract term using the same amortization basis used for DAC.

3.5.6. Reinsurance ceded under non-proportional treaties

The ceding of insurance to reinsurers and of reinsurance to reinsurers (the latter called “retrocession”) is accounted for in the balance sheet and statements of income in a manner consistent with the accounting for the underlying direct insurance contract and takes into account contractual clauses.

3.6. Valuation of liabilities

3.6.1. Provisions for risks and charges

Restructuring costs

In connection with a business combination, restructuring costs relating to employee termination benefits, the closing of office sites and image changes in respect of the acquired company are included in a restructuring provision recognized in the opening balance sheet of the acquired company. When a restructuring provision impacts the acquirer or its subsidiaries, a restructuring provision is recorded as a liability and included in the purchase price. In the event that the provision is not fully utilized, the release of the provision does not impact the post-acquisition operating results.

In other cases, restructuring provisions are recorded in the period during which a restructuring plan is approved with any release in provision recorded in the operating results.

Pensions and other post-retirement benefits

Pension liabilities are calculated using the preferred method under the French CRC regulation 2000-05. They include the benefits payable to AXA Group employees when they retire (departure compensation, additional pension, medical cover). In addition, a provision for long-service benefits is recorded. In order to meet pension liabilities, some regulations have allowed or imposed the establishment of dedicated funds (plan assets). The funding and implementation methods of such plan assets are specific to the local regulation in each country in which the employee benefit plan is held.

Employee benefit liabilities are covered by defined contribution plans and / or defined benefit plans.

  Defined contribution plans are characterized by payments made by the employer to institutions (e.g. pension trusts). These payments free the employer of any further commitment, the institutions are responsible for paying acquired benefits to the employee. The contributions paid by the employer are recorded as an expense in the income statement and no liability needs to be stated.
  Defined benefit plans are characterized by an actuarial assessment of the commitments based on each plan’s internal rules. The present value of the future benefits paid by the employer, known as the PBO (Projected Benefit Obligation), is calculated on the basis of long-term projections (salary increase rate, inflation rate, mortality, turnover, pension indexation and remaining service lifetime). The amount recorded in the balance sheet for employee benefits is the difference between the Projected Benefit Obligation and the market value of the corresponding invested plan assets after adjustment for any unrecognized losses or gains. If the net result is negative, a provision is recorded in the balance sheet under the provision for risks and charges. If the net result is positive, a prepaid asset is recorded in the balance sheet.

In its recommendation 2003-R.01 of April 1, 2003, the French Standard setter (CNC) described methods of valuing liabilities in respect of pensions and similar benefits. The methods used by AXA are similar to those contained in the CNC’s recommendation, particularly the corridor method, with the following exceptions:

  AXA excludes benefits covered by an insurance policy from the defined benefit obligation calculation. Similarly, the insurance contracts are not included in the plan assets. The net result is identical to that of the CNC’s recommended method with the exception of the impact of actuarial differences on earnings.
  Plan assets may be valued on the basis of market values over a period up to five years, instead of market values at valuation date. In addition, the valuation date used by AXA may be up to three months prior to the year-end, rather than the year-end as recommended by the CNC.
  AXA does not limit the amount of assets posted as a reduction in liabilities to the amount recoverable through reductions in future plan contributions or through a plan refund, past service costs and cumulative nonrecognized actuarial losses.
  Past service costs are recognized over the expected remaining service life of the plan participants, even if benefits are fully vested.

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[	Financial statements

Finally, curtailment and settlement gains and losses are recognized when they are probable and not when they occur.

Income taxes

Current income tax expense (benefit) is recorded in earnings on the basis of amounts estimated to be payable or recoverable as a result of taxable operations for the current year based on the relevant local tax regulation. Deferred income tax assets and liabilities are recorded on the basis of differences between financial statement carrying amounts and income tax balances of assets and liabilities and for net operating loss carry forwards, if any. Valuation allowances are recorded for deferred tax assets that are not expected to be recovered, led to the valuation allowance change.

3.6.2. Liability for insurance benefits and claims

Unearned premium reserves

Unearned premium reserves represent the portion of gross premiums written which has not yet been earned in the period. A portion is included in income over the periods benefited, as the portion of the unearned premium reserve earned in the period is calculated on a pro rata basis in proportion to the insurance still in force at period-end. The deferred acquisition costs related to such contracts are included as an asset under the heading “Prepayments and accrued income” using the same basis.

Insurance liabilities

For traditional life insurance contracts (that is, those contracts with significant mortality risk), the liability for future policy benefits is calculated in accordance with the applicable regulatory principles of each country on the basis of actuarial assumptions as to investment yields, mortality, morbidity and expenses, using a prospective approach.

An additional provision is fully recorded in the event of an adverse impact on the benefits due to a change in mortality tables.

If the contracts include a minimum guaranteed rate of return, the insurance liability will also include a provision necessary to cover the guarantee in the event that the future returns are insufficient.

The liability for savings contracts or other investment contracts, in which there is minimal mortality or morbidity risk, is determined using the retrospective method. Under this method, the liability represents an account balance based on the premiums received to date plus any interest or bonus credited to the policyholders less policy charges, such as for insurance administration and surrenders.

In respect of participating life insurance contracts, whether allocated or not, the future policy benefit liability includes a value attributable to anticipated participation rights arising from the operating results or net investment return for the period.

The method of determining the insurance benefits is in line with the preferred method set out in the new French regulations. However, the discount rates used by AXA are, in effect, no more than the conservatively estimated future yield of the investments backing those liabilities.

The future policy benefit on UK “With-Profit” contracts include 100% of the “Fund for Future Appropriation” (FFA), which principally covers the future terminal bonuses according to the terms of these contracts. The FFA and, therefore, the future policy benefits vary with the change in market value of the assets supporting the participating “With-Profit” funds.

Reserves for guarantees in respect of liabilities with financial risk borne by policyholders (unit-linked) contracts in respect of direct insurance and reinsurance activities are determined using a prospective approach. The current value on future benefit obligations to be paid to the policyholder in the event that the guarantee is triggered is estimated on the basis of reasonable scenarios. The assumptions include an investment return and related volatility, surrender rates and mortality. This current value of future benefit obligations is set up as a provision such that the total average cost of the guarantees is recognized over the contract life.

Provisions for future negative margins can be recorded by each insurance company based on local regulatory requirements (for example, the premium deficiency reserve). To be maintained at the consolidation level, this provision must be necessary from an economic point of view. In the case of life insurance companies, this provision must consider the insurer’s recoverability of VBI and DAC.

Insurance claims and claims expenses

The claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities, for which the payments are fixed and determinable, the claims reserves are not discounted.

The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses and unexpired risks for all lines of business taking into consideration management’s judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements.

Claims reserves include unexpired risk provisions and equalization provisions related to catastrophe risks as set out below:

  Equalization provisions are determined on the basis of local regulations in certain countries in which AXA operates and, principally, relate to catastrophe risks, such as hail, storms, floods, nuclear accidents, pollution liability, terrorist attacks and aviation.
  Unexpired risk provisions are established for contracts on which the premiums are expected to be insufficient to cover expected future claims and claims expenses. The calculation of the provision includes estimated future losses, administration expenses and investment income based of the received premiums.

3.6.3. Provision for liquidity risk

A provision for liquidity risk must be recorded as a liability by an insurance company if there is a risk of liquidity, principally in the case of large contract surrender, and if the total net book value of investments (excluding fixed maturity investments) of such company is greater than its total market value.

Even though analyses did not demonstrate any liquidity risk, for French regulatory reasons at December 31, 2002, a provision was recorded in the consolidated financial statements for €72 million before tax, or €47 million net Group share. In accordance with the statement made by the “Comité d’urgence” on January 21, 2004, this provision was deemed unnecessary and was reversed to the income statement at December 31, 2003. The CNC confirmed this decision in its opinion 2004-14 of 23 June 2004 (see setion 3.3. “Changes in accounting principles”).

3.6.4. Liabilities with financial risk borne by policyholders (unit-linked)

These contracts are linked to a specific pool of investment funds / assets and are written by most of AXA’s life insurance companies. In respect of these contracts, the investment risks and rewards are principally transferred to the policyholders, however these contracts generally guaranty that most of the benefits due under the contract are realized and supported by the investment funds. For these contracts the liability represents the fair value of the investment funds / assets linked to those contracts at the balance sheet date.

Reserves relating to liabilities with financial risk borne by policyholders (unit-linked) are stated on a separate line on the balance sheet.

3.6.5. Capitalization reserve

In France, increases and decreases in the capitalization reserves are accounted for in the local statutory accounts and are eliminated in preparing consolidated financial statements. A deferred tax charge is recorded if there is a strong probability that this reserve will be released. In the event that the entity is a life insurance company, this will also include a deferred policyholder participating benefit.

3.7. Derivative instruments

Derivative instruments are accounted for according to rules applicable to the business sector concerned. For the insurance industry, the reference text is CRC regulation 2002-09 of December 12, 2002 specific to accounting for forward financial instruments by insurance companies. This opinion is consistent with the existing principles applied by AXA, with the exception of the recognition until 2001 of unrealized gains on derivatives instruments in transactions that do not qualify as hedges.

For derivative transactions that qualify as hedges, which AXA uses in asset-liability management or to hedge certain designated assets or liabilities against a change in fair value or variability in cash flows, the total change in value is recorded in a similar manner as the underlying hedge item; related charges and revenues are recorded in the net investment result. Tests of effectiveness are performed on a routine basis. For foreign currency hedges on net investments in foreign operations, the unrealized and realized gains and losses are recorded in shareholders’ equity until the foreign subsidiary is sold, at which time the amount is included in income. In the case of a strategic investment / divestment, the results are deferred until the asset is acquired or sold. In the case of a yield-based investment, results are recorded over the duration of the strategy.

Other derivative instruments that are not involved in qualifying accounting hedges are accounted for on the balance sheet at estimated fair value. The unrealized losses are included in the net investment result. Any unrealized gains are recorded but fully offset by a provision to neutralize the impact in the

FINANCIAL STATEMENTS 209

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income statement until the end of the strategy. The estimated fair value is determined using market value, if available, otherwise it is determined using other valuation techniques such as option pricing models, or other internal estimates if the instruments are unlisted.

For AXA’s banking subsidiaries, the bank regulations are applied.

3.8. Revenue recognition

3.8.1. Gross premiums and financial services revenues

Gross premiums written correspond to the amount of premiums written on business incepted in the year with respect to both insurance and savings contracts by insurance and reinsurance companies, net of policy cancellations and gross of reinsurance ceded. In the reinsurance sector, the premiums are recorded on the basis of declarations made by the cedant and may include estimates of gross premiums written but not yet reported in the period, which are adjusted in future periods to reflect actual gross premiums written and ceded to the reinsurer.

Gross revenues from banking and other activities mainly include:

  commissions received upon the sale of financial products, including those revenues received by the insurance companies on such activities, commissions received and fees for services rendered in respect of asset management activities, rental income received by real estate management companies, and sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

3.8.2. Change in unearned premium reserves

The unearned premium reserve is reported as a liability (see “Unearned Premium Reserve” above). Total revenues in the period include the change in unearned premium reserve, which represents the earned premium in the period, gross of reinsurance.

3.8.3. Net investment result

The net investment result in respect of insurance activities includes:

  investment income from the insurance-related invested assets, net of depreciation expense on real estate investments (depreciation expense on real estate not held for investment is included in administrative expenses), financial charges and expenses,
  realized investment gains and losses net of valuation allowances for investment impairment, and unrealized investment gains and losses on invested assets in respect of assets backing contracts with financial risk borne by policyholders (unit-linked), assets allocated to UK “With-profit” contracts and other invested assets whereby such assets are stated at market value (refer to “Investments from insurance, banking and other activities” above).

In respect of banking activities, interest income and financial charges including interest expenses are included in bank operating income and bank operating expenses, respectively.

From time to time subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA’s ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment result. This gain or loss corresponds to the variation of the equity portion of the subsidiary before and after the operation.

3.9. Treasury shares

Treasury shares are recorded as a reduction of consolidated shareholders’ equity. However, such investments in the Company stock are accounted for as an investment in equity securities if the treasury shares are held for certain purposes including to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or are treated as investments supporting assets backing contracts with financial risk borne by policyholders (unit-linked).

3.10. Accounting for share options

The accounting principles adopted by AXA for the accounting of stock option plans will vary according to the type of stock option plan.

Options to subscribe for AXA shares (leading to an increase in AXA’s capital)

For share option plans issued by the Company that do not feature a liquidity guarantee given by AXA (the Company) to the employee, in principle no expense is recorded.

For share option plans issued by AXA entities other than the Company in which the grant provides an advantage to the employees (the exercise price is less than the market price at the date the number of options and the exercise price are known), a liability is recorded on a systematic basis over the vesting period.

For all share options granted by the Company or any other AXA entity that provide a liquidity guarantee, a liability (corresponding to the difference between the market value of the shares and the exercise price) is determined at a measurement date, being the vesting or exercise date. Accordingly, an estimate of the compensation charge is determined at the end of each interim reporting period dependent on the market value of the underlying shares at such interim date.

In respect of acquisitions of minority interests, the share repurchase leads to an increase in the Group’s interest. The cost of settling or exchanging the target company’s outstanding employee share options is included in the purchase price, as the buyout includes the cost of acquiring the minority shareholders interests plus the potential shares to be issued by the target company in respect of the share options granted to its employees. The excess price should be split between a charge corresponding to the increase in the Group’s interest to the initial interest level and additional goodwill corresponding with the additional interest acquired.

Purchase options on AXA shares (from the market)

When employee purchase options (rather than subscription options) are granted by AXA and AXA does not hold the shares, a provision is recorded (corresponding to the difference between the market value of the shares to be acquired in the market and the exercise price over the acquisition period). This provision is adjusted on an annual basis to reflect the change in market value of the underlying shares up until the date the shares are to be acquired.

4. Scope of consolidation

4.1. Change in Scope

Main changes in the scope of consolidation in 2004

The main changes in the scope of consolidation in 2004 were the entries of Oudinot Participation in France and AXA America Holding Inc. in the United States as part of the MONY acquisition.

The main removals from the scope of consolidation arose from the disposal of Unirobe’s brokerage business in the Netherlands, the disposal of building society AXA Bausparkasse in Germany and the disposal of AXA Belgium’s Luxembourg subsidiary Créalux.

In Belgium, UAB’s activities were merged with AXA Belgium SA. Following the buy-out of minority interests in Servis (formerly Assurance de La Poste), Assurances de La Poste Vie and Hilo Direct SA de Seguros y Reaseguros in Spain, these entities are now fully consolidated.

Other 2004 changes are detailed in the schedules presented in note 4.2.

Main changes in the scope of consolidation in 2003

The main changes in the scope of consolidation in 2003 were the disposals of activities in Austria and Hungary finalized in June 2003, the sale of AXA Asia Pacific Holdings’ 50% stake in Members’ Equity Pty Ltd in January 2003, and, in Germany, the sale of AXA’s stake in Colonia Re JV to General Re in July 2003.

In France, the activities of Jour Finance were merged with AXA France Vie, and real estate company Vendôme Haussmann joined the scope of consolidation on June 30, 2003.

4.2. Consolidated companies

Fully consolidated companies

Certain entities below are the parent companies of subgroups that can hold interests in entities in more than one country and therefore may be consolidated with an ownership interest less than that indicated for the parent company of the sub-group.

FINANCIAL STATEMENTS 211

[	Financial statements

PARENT AND HOLDING COMPANIES

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France
AXA		Parent		Parent
		company		company
AXA China		100.00	76.28	100.00	76.31
AXA France Assurance		100.00	100.00	100.00	100.00
Colisée Excellence		100.00	100.00	100.00	100.00
AXA Participations II		100.00	100.00	100.00	100.00
Mofipar		100.00	100.00	99.90	99.90
Oudinot Participation	Scope entry (linked to the
	acquisition of MONY)	100.00	100.00	–	–
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	100.00	99.99
United States
AXA Financial. Inc. (incl. MONY Holding)		100.00	100.00	100.00	100.00
AXA America Holding Inc.	Scope entry (linked to the
	acquisition of MONY)	100.00	100.00	–	–
United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Holdings Limited		100.00	100.00	100.00	100.00
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.96	99.96	99.95	99.95
Asia/Pacific (excluding Japan)
National Mutual International Pty Ltd		100.00	51.59	100.00	51.66
AXA Life Singapore Holding	Scope entry	100.00	51.59	–	–
AXA Asia Pacific Holdings Ltd		51.59	51.59	51.66	51.66
Japan
AXA Japan Holding		97.59	97.59	96.42	96.42
Germany
GRE Continental Europe Holding Gmbh	Merger with AXA Konzern AG	–	–	100.00	91.05
Kölnische Verwaltungs AG für Versicherungswerte		99.56	97.74	99.56	97.50
AXA Konzern AG		92.67	92.09	91.69	91.05
Belgium
AXA Holdings Belgium		100.00	99.92	100.00	99.92
Royale Belge Investissement		100.00	99.92	100.00	99.92
Luxembourg
AXA Luxembourg SA		100.00	99.92	100.00	99.92
The Netherlands
AXA Verzekeringen		100.00	99.92	100.00	99.92
AXA Nederland BV		100.00	99.92	100.00	99.92
Vinci BV		100.00	100.00	100.00	100.00
Spain
AXA Aurora SA		100.00	100.00	100.00	100.00
Italy
AXA Italia SpA		100.00	100.00	100.00	100.00
Morocco
AXA Ona		51.00	51.00	51.00	51.00

LIFE & SAVINGS AND PROPERTY & CASUALTY

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France
AXA France Iard		99.92	99.92	99.92	99.92
Avanssur (formerly Direct Assurances Iard)		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	99.77	99.77
Juridica		98.51	98.51	98.51	98.51
United States
The Equitable Life Assurance Society
of the United States		100.00	100.00	100.00	100.00
Canada
AXA Canada Inc.		100.00	100.00	100.00	100.00
United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
GREA Insurance (“Discontinued” activity)		100.00	99.99	100.00	99.99
PPP Group Plc		100.00	99.99	100.00	99.99
PPP Healthcare Ltd		100.00	99.99	100.00	99.99
Ireland
AXA Insurance Limited		100.00	99.99	100.00	99.99
Asia/Pacific (excluding Japan)
AXA Life Insurance Singapore		100.00	51.59	100.00	51.66
AXA Australia New Zealand		100.00	51.59	100.00	51.66
AXA China Region Limited		100.00	51.59	100.00	51.66
Japan
AXA Group Life Insurance		100.00	97.59	100.00	96.42
AXA Life Insurance		100.00	97.59	100.00	96.42
AXA Non Life Insurance Co Ltd		100.00	97.59	100.00	100.00
Germany
AXA Versicherung AG		100.00	92.09	100.00	91.05
AXA Art		100.00	92.09	100.00	91.05
AXA Leben Versicherung AG		100.00	92.09	100.00	91.05
Pro Bav Pensionskasse		100.00	92.09	100.00	91.05
Deutsche Aerzteversicherung		97.87	90.14	97.87	89.12
AXA Kranken Versicherung AG		99.69	91.81	99.42	90.31

FINANCIAL STATEMENTS 213

[	Financial statements

LIFE & SAVINGS AND PROPERTY & CASUALTY

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

Belgium
Ardenne Prévoyante		100.00	99.92	100.00	99.92
AXA Belgium SA		100.00	99.92	100.00	99.92
UAB	Merger with AXA Belgium SA	–	–	100.00	99.92
Servis (Formerly Assurance de La Poste) (a)	Buy-out of minority interests	100.00	99.92	50.00	49.96
Assurances de La Poste Vie (a)	Buy-out of minority interests	100.00	99.92	50.00	49.96
Luxembourg
AXA Assurances Luxembourg		100.00	99.92	100.00	99.92
AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.92
The Netherlands
AXA Leven N.V.		100.00	99.92	100.00	99.92
AXA Schade N.V.		100.00	99.92	100.00	99.92
AXA Zorg N.V.		100.00	99.92	100.00	99.92
Unirobe Groep B.V.	Sold	–	–	100.00	99.92
Spain
Ayuda Legal SA de Seguros y Reaseguros	Merger with AXA Aurora SA
	Iberica de Seguros y
	Reaseguros	–	–	100.00	99.69
Hilo Direct SA de Seguros y Reaseguros (a)	Buy-out of minority interests	100.00	100.00	50.00	50.00
AXA Aurora SA Iberica de Seguros y Reaseguros		99.70	99.70	99.69	99.69
AXA Aurora SA Vida de Seguros y Reaseguros		99.70	99.70	99.69	99.69
AXA Aurora SA Vida		99.96	99.67	99.96	99.66
Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni		100.00	99.99	100.00	99.99
Switzerland
AXA Compagnie d’Assurances sur la Vie		100.00	100.00	100.00	100.00
AXA Compagnie d’Assurances		100.00	100.00	100.00	100.00
Portugal
AXA Portugal Companhia de Seguros SA		99.61	99.37	99.61	99.37
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	94.89
Morocco
AXA Assurance Maroc		100.00	51.00	100.00	51.00
Epargne Croissance		99.59	50.79	99.59	50.79

(a) At December 31. 2003, these entities were accounted for under the equity method.

INTERNATIONAL INSURANCE (ENTITIES HAVING WORLDWIDE ACTIVITIES)

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

AXA RE (sub-group)		100.00	100.00	100.00	100.00
AXA Corporate Solutions Assurances (sub-group)		98.75	98.75	98.75	98.75
AXA Cessions		100.00	100.00	100.00	100.00
AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00
English & Scottish		100.00	100.00	100.00	100.00
Créalux	Sold	–	–	100.00	99.92
Futur Ré	Deconsolidation	–	–	100.00	98.75
Saint-Georges Ré		100.00	100.00	100.00	100.00

ASSET MANAGEMENT (ENTITIES HAVING WORLDWIDE ACTIVITIES)

		2004		2003
	Change in	Voting	Ownership	Voting	Ownership
	Scope	rights	interest	rights	interest

AXA Investment Managers (sub-group)		95.44	94.90	95.61	93.23
Alliance Capital (sub-group)		61.33	61.33	55.51	55.51
National Mutual Funds Management (sub-group)		100.00	51.59	100.00	51.66

OTHER FINANCIAL SERVICES

		2004		2003
	Change in	Voting	Ownership	Voting	Ownership
	Scope	rights	interest	rights	interest

France
AXA Banque		100.00	99.92	100.00	99.92
AXA Banque Financement		65.00	64.95	65.00	64.95
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Holding Soffim	Merger with Compagnie
	Financière de Paris	–	–	100.00	100.00
Sofapi	Merger with Compagnie
	Financière de Paris	–	–	100.00	100.00
Sofinad		100.00	100.00	100.00	100.00
Germany
AXA Vorsorgebank		100.00	92.09	100.00	91.05
AXA Bausparkasse AG	Sold	–	–	99.69	90.77
Belgium
AXA Bank Belgium		100.00	99.92	100.00	99.92
IPPA Vastgoed	Sold	–	–	100.00	99.92

FINANCIAL STATEMENTS 215

[	Financial statements

Proportionally consolidated companies

		2004		2003
	Change in	Voting	Ownership	Voting	Ownership
	Scope	rights	interest	rights	interest

France
Natio Assurances		50.00	49.96	50.00	49.96
NSM Vie		39.98	39.98	40.30	40.30
Vendôme Haussmann		43.01	42.91	50.00	42.70
Fonds Immobiliers Paris Office Funds		50.00	49.91	50.00	49.91

Investments in affiliated companies (equity method)

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France
Compagnie Financière de Paris Crédit		100.00	100.00	100.00	100.00
Argovie		94.47	94.25	94.47	94.25
Banque de Marchés et d’Arbitrages		27.71	27.70	27.71	27.70
Asia/Pacific
AXA General Insurance Hong Kong Ltd		100.00	100.00	100.00	100.00
AXA Insurance Investment Holding		100.00	100.00	100.00	100.00
AXA Insurance Hong Kong Ltd		100.00	100.00	100.00	100.00
AXA Insurance Singapore		100.00	100.00	100.00	100.00
National Mutual Home Loans Origination Fund No. 1		100.00	51.59	100.00	51.66
Ticor		28.62	17.47	28.62	14.98
Turkey
AXA Oyak Holding AS		50.00	50.00	50.00	50.00
AXA Oyak Hayat Sigorta AS		100.00	50.00	100.00	50.00
AXA Oyak Sigorta AS		70.91	35.45	70.91	35.45

Other non-consolidated activities

AXA also carries out insurance and asset management activities through non-consolidated entities mainly in Middle East, in Asia Pacific (Malaysia, Thailand, and Indonesia), and in Africa (Ivory Coast, Gabon, Cameroon and Senegal).

5. Total asset by segment

An analysis of total assets by segment is given below:
		(in euro millions)

	At December 31,
	2004 (a)	2003	2002

Life & Savings	371,725	343,099	336,681
Property & Casualty	43,099	41,177	39,127
International Insurance	12,635	14,319	17,095
Asset Management	5,949	6,740	7,132
Other Financial Services	18,818	16,911	17,474
Holding Companies	28,735	26,986	27,148
TOTAL ASSETS	480,961	449,233	444,657

(a) At constant exchange rate (2003), the total Group assets in 2004 amounts to €492,690 million.

FINANCIAL STATEMENTS 217

[	Financial statements

6. Goodwill

An analysis of goodwill by principal acquisition and segment is presented in the table below. In general, the figures shown below refer to several operational entities whose contribution to Group earnings is decreased by the goodwill amortization charge.

	At Dec. 31 2002
	Carrying value	Acquisition	Currency changes	Amortization	Other changes

MONY - 2004	–	–	–	–	–
Financial reorganization
AXA Equity & Law – 2001	406	–	(31)	(14)	–
Sterling Grace – 2001	116	–	7	(10)	14
AXA Financial, Inc. (acquisition of
minority interests) – 2000	4,409	–	–	(310)	–
Sanford C. Bernstein – 2000	2,879	–	(473)	(150)	–
Alliance Capital – 2000 (b)	449	–	(74)	(24)	–
SLPH (acquisition of minority
interests) – 2000	1,726	–	–	(64)	(2)
AXA Nichidan
(renamed AXA Life Japan) – 2000	1,574	–	(113)	(53)	–
AXA China Region – 2000	235	–	36	(16)	(2)
AXA Investment Managers (including
AXA Rosenberg) – 1999 and 2002	131	–	(20)	(10)	1
Guardian Royal Exchange
(excluding Albingia) – 1999	381	–	(19)	(22)	2
Guardian Royal Exchange
(Albingia) – 1999	359	–	–	(14)	–
AXA Colonia
(acquisition of minority interests) – 1998	154	–	–	(6)	–
Royale Belge
(acquisition of minority interests) – 1998	570	–	–	(22)	–
UAP – 1997	226	–	–	(80)	–
Goodwill under euro 100 millions each	793	18	10	(49)	(44)
TOTAL	14,407	18	(676)	(844)	(31)
Total by segment :
Life & Savings	7,758	–	(92)	(423)	(202)
Property & Casualty	2,061	18	(18)	(172)	187
International Insurance	16	–	–	(5)	4
Asset Management	4,497	–	(567)	(241)	(21)
Other	76	–	–	(3)	1

(a)	The portion of goodwill attributed to the Asset Management activities is to be amortized over 20 years (remaining useful life of 16 years).
(b)	In 2004, the former shareholders of Sanford C. Bernstein exercised their rights to sell 16.32 million Alliance Capital units to Axa Financial, generating a goodwill of €308 million fully amortized over the period.

					(in euro millions)

At Dec. 31 2003	Acquisition	Currency	Amortization	Other changes	At Dec. 31 2004	Years
Carrying value		changes			Carrying value	remaining

–	541	(46)	(9)	–	485	29 years

361	–	–	(14)	–	347	26 years
127	–	–	(10)	(0)	117	12 years

4,100	–	–	(176)	–	3,925	26 years
2,255	–	(153)	(137)	–	1,965	16 years
352	308	(24)	(332)	–	305	16 years

1,660	–	–	(64)	–	1,596	26 years (a)

1,408	11	(84)	(52)	–	1,283	26 years
253	–	(9)	(16)	–	228	15 years

102	–	(6)	(9)	–	87	10 years

342	–	–	(14)	(3)	325	25 years

346	–	–	(14)	–	333	25 years

148	–	–	–	(8)	140	25 years

547	–	–	(55)	–	492	24 years
145	–	–	(7)	9	147	22 years
727	78	(11)	(124)	(25)	645	–
12,874	938	(333)	(1,031)	(26)	12,423

7,041	576	(142)	(342)	5	7,137
2,076	20	–	(141)	(8)	1,948
15	9	–	(11)	–	14
3,668	312	(189)	(534)	(0)	3,257
74	22	(2)	(3)	(23)	68

FINANCIAL STATEMENTS 219

[	Financial statements

The main goodwills are attributable to the following operations and entities:

Acquisition of MONY (2004)

On July 8, 2004, AXA Financial acquired MONY for US$1.48 billion (€1.3 billion). The total cost of the transaction was US$1.63 billion, including:

  US$1.55 billion of cash payments for MONY shares,
  US$80 million of transaction costs borne by AXA Financial.

This transaction gave rise to a goodwill of US$672 million (€541 million), to be amortized over 30 years.

At December 31, 2004, this goodwill had a net value of €485 million, after an amortization charge of €9 million.

Financial reorganization of AXA Equity & Law –AXA UK (2001)

As a result of AXA Equity & Law’s financial reorganization, AXA acquired a portion of the surplus assets held in the participating (“With-Profit”) fund and related future benefits based on the percentage of policyholders who elected in favor of the plan.

This acquisition was carried out via the payment of an incentive bonus of £260 million plus £18 million of direct expenses associated with the transaction (a total of approximately €451 million based on the average £/€ exchange rate for the period).

This total cost is accounted for as goodwill and is being amortized over a remaining useful life of 26 years. The net book value of this goodwill at December 31, 2004 was €347 million. The annual goodwill amortization charge in 2004 is €14 million.

Buy-out of minority interests –AXA Financial (2000)

The aggregate purchase consideration was €11,213 million and included the following items:

  €3,868 million financed by capital increase, representing the value of the 25.8 million ordinary shares issued by AXA at a price of €149.90 per share based on the December 22, 2000 quotation, the closing date of the initial offer period and before the 4-for-1 stock split,
  €7,316 million in cash relating to the cost of settling or exchanging outstanding employee share options of AXA Financial, fees, and direct transaction costs.

Based on the carrying value of the net assets acquired of €3,913 million, the goodwill amounted to €7,301 million. In accordance with article D248-3 of the decree dated January 17, 1986 and with recommendations issued by the “Commission des Opérations de Bourse” (French stockmarket regulator) in its bulletin 210 of January 1998, the excess purchase price was charged directly to consolidated retained earnings and reserves in an amount of €2,518 million; i.e. the entire excess purchase price in proportion to the ratio of the value of ordinary shares issued by AXA to total purchase price. The remaining €4,782 million goodwill was recorded as an asset.

In 2003, an exceptional goodwill amortization charge of €106 million was booked following a review of deferred tax liabilities relating to periods prior to AXA’s acquisition of “The Equitable Inc”. This amortization charge, together with an additional charge booked following the exercise of stock options, takes the overall amortization charge for 2003 to €310 million.

At December 31, 2004, this goodwill had a net book value of €3,925 million, and was being amortized over a remaining useful life of 26 years, for the main part of this goodwill.

The recurrent amortization charge was €176 million in 2004 based on the following notional attribution, estimated on the expected contribution of the acquired activities:

  80% was attributed to the Life insurance operations (being amortized over 30 years),
  20% was attributed to the Asset Management operations of Alliance Capital (being amortized over 20 years).

Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €92 million would have been recorded.

Sanford C. Bernstein transaction (2000)

The total purchase price was $3.5 billion (€4.0 billion) and consisted of $1.5 billion of cash and 40.8 newly issued private units in Alliance Capital. The cash was funded by AXA Financial through a financing agreement whereby in June 2000, AXA Financial purchased units in limited partnership Alliance Capital Management L.P. for an aggregate purchase price of US$1.6 billion, and as a result recorded goodwill of €583 million. Added to the €3,689 million recorded at the time of acquisition, the total goodwill linked to the acquisition of Sanford Bernstein amounted to €4,272 million, amortized over 20 years.

In connection with this acquisition, AXA Financial agreed in 2000 to provide liquidity to the former shareholders of Sanford Bernstein over an eight-year period following a two- year lockout period. Not more than 20% of the original units issued to former Sanford Bernstein shareholders may be put to AXA Financial in any one annual period.

At December 31, 2004, this goodwill had a net value of €1,965 million, and was being amortized over a remaining useful life of 16 years. The annual amortization charge in 2004 was €137 million.

Buy-out of minority interests – Sun Life & Provincial Holdings (subsequently renamed AXA UK Holdings) (2000)

Total cost of the acquisition cost of 44% minority interests in Sun Life & Provincial Holdings (SLPH) amounted to £2.3 billion (approximately €3.7 billion). The goodwill recorded was €1,971 million and is being amortized over 30 years.

At December 31, 2004, this goodwill had a net book value of €1,596 million, and was being amortized over a remaining useful life of 26 years. The goodwill amortization charge in 2004 was €64 million.

AXA Nichidan (now known as AXA Life Japan) (2000)

The valuation of the assets transferred by AXA and Nippon Dantai to the new joint entity, AXA Nichidan Holding, together with the two cash contributions made by AXA to increase AXA Nichidan’s capital generated a goodwill of €1,856 million, to be amortized over 30 years. Following the 2001 revaluation of an intangible asset that decreased the opening shareholders’ equity by €130 million (Group share), goodwill was subsequently increased.

At December 31, 2004, this goodwill had a net book value of €1,283 million, following the recognition of additional goodwill of €11 million following a buy-out of minority interests, and was being amortized over a remaining useful life of 26 years. The annual amortization charge in 2004 was €52 million.

Buy-out of minority interests –AXA China Region (2000)

The total of the transaction cost amounted to €519 million and resulted in a goodwill of €300 million. This goodwill is being amortized over 20 years, consistent with the estimated useful life used in accounting for the acquisition of AXA Asia Pacific Holdings (parent company of AXA Australia and AXA China Region) in 1995.

At December 31, 2004, this goodwill had a net book value of €228 million, and was being amortized over a remaining useful life of 15 years. The annual amortization charge in 2004 was €16 million.

FINANCIAL STATEMENTS 221

[	Financial statements

Guardian Royal Exchange (1999)

The acquisition of GRE (Guardian Royale Exchange), in 1999, resulted in a goodwill of €1,138 million to be amortized over 30 years.

The goodwill relating to the English, Irish and Portuguese Property & Casualty subsidiaries was mainly due to a significant deficiency in insurance claims reserves, and had been impaired in 1999 for €446 million (€259 million net Group share).

Following a review of the risks insured and the resulting additional technical reserves booked in 2000, the opening shareholders’ equity of british entities of the former GRE group was revised and, therefore, goodwill modified (at December 31, 2000, gross goodwill was €1,261 million and net goodwill €770 million).

At December 31, 2004, this goodwill had a net book value of €658 million, and was being amortized over a remaining useful life of 25 years. The annual amortization charge in 2004 was €28 million.

Royale belge (1998)

At December 31, 1999, gross goodwill from the buy-out of the minority interests of Royale Belge amounted to €1,007 million, of which €337 million was charged directly to retained earnings and reserves.

At December 31, 2004, this goodwill had a net value of €493 million, and was being amortized over a remaining useful life of 24 years. The annual amortization charge in 2004 was €55 million. Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €11 million would have been recorded against income.

UAP (1997)

In 1997, AXA acquired UAP, resulting in goodwill of €1,863 being booked, of which €1,641 million was charged directly to retained earnings and reserves. As a result of purchase accounting adjustments made in 1998 and in 1999, the total goodwill increased to €1,866 million at December 31, 1999, of which €1,584 million represented the amount charged directly to retained earnings and reserves.

In 2003, following the release of a provision booked when the Group acquired German activities in 1997 and which took place after the Group sold its stake in Colonia Re JV to General Re, an exceptional amortization of €57 million was recognized.

At December 31, 2004, this goodwill had a net book value of €147 million, after an amortization charge of €7 million. The remaining amortization period is 22 years. Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €45 million would have been recorded against income.

Goodwill amortization

An analysis of goodwill amortization (positive and negative) is presented below:

	(in euro millions)

	Years ended December 31,
	2004	2003	2002

Goodwill on consolidated entities	(1,037)	(844)	(879)
Goodwill from companies accounted for by the equity method	–	–	–
Negative goodwill on consolidated entities	6	–	1
TOTAL AMORTIZATION OF GOODWILL (NET)	(1,031)	(844)	(877)

At December 31, 2004, accumulated amortization of goodwill totalled €4,485 million (2003: €3,686 million), following amortization charges of €1,031 million and a €–111 million impact from currency variations.

Goodwill charged directly to retained earnings and reserves

At December 31, 2004, goodwill (net of notional amortization) recorded in retained earnings and reserves totalled €3,400 million (2003: €3,547 million net and 2002: €3,882 million net). Gross goodwill was €4,432 million. Notional amortization in 2004 was €149 million (€11 million for Royale Belge, €45 million for UAP and €92 million for AXA Financial).

In 2003, notional amortization was €337 million, including €181 million relating to the UAP and the release of a provision booked when acquiring German activities in 1997.

As of January 1, 2001 and the coming out of new French consolidation rules, goodwill can no longer be charged directly against shareholders’ equity. This explains the lack of variation between 2001 and 2004 (with the exception of notional amortization allowances).

FINANCIAL STATEMENTS 223

[	Financial statements

7. Value of purchase life business (VBI)

At December 31, 2004, the value of purchased Life insurance business in force (resulting from business acquisitions) totalled €2,993 million. The value of purchased Life business in force on a consolidated basis and by product type, including the changes thereto, are set out in the table below.

			(in euro millions)

		2004	2003	2002

Balance beginning of year		2,814	3,224	3,739
Additions (a)		578	–	–
Interest accrued		166	162	150
Amortization expense		(450)	(388)	(395)
Impact of foreign currency fluctuations		(117)	(183)	(263)
Other		–	–	(7)
Balance end of year		2,993	2,814	3,224
– Life contracts (including endowment)	Gross	2,022	1,787	1,937
	Net	1,391	1,246	1,426
– Retirement, annuity, investment	Gross	1,855	1,692	1,771
	Net	1,275	1,196	1,343
– Health	Gross	570	600	629
	Net	320	372	455
– Other	Gross	6	–	3
	Net	6	–	–

(a)	Value of purchase life business resulting from the acquisition of MONY by AXA Financial for W464 million together with the VBI from the sale of the “Long Term Fund” held by policyholders of Sun Life Assurance Society plc of AXA Isle of Man Ltd to a fund held by AXA Life Holdings plc (W114 million).

Amortization of the value of purchased Life insurance business in force, net of accrued interest, was €284 million in 2004, and is expected to be €241 million in 2005, €229 million in 2006, €211 million in 2007, €198 million in 2008 and €2,113 million thereafter. This amortization pattern has been determined based on expected profits emerging over the contract period, and is subject to annual recoverability testing.

8. Investments

8.1. Determining Fair Value

The accounting principles applicable to investments in determining fair value (or “market value”) are described below:

  For publicly traded fixed maturities and equity investments, estimated fair value is determined using quoted market prices.
  For real estate investments, fair value determination is usually based on studies conducted by qualified external appraisers. They are based on a multi-criteria approach, and their frequency and terms are based on local regulations.
  Fair values of mortgages, policy loans and other loans are estimated by discounting future contractual cash-flows using interest rates at which loans with similar characteristics and credit quality would be originated. Fair values of doubtful loans are limited to the estimated fair value of the underlying collateral, if lower than the estimated discounted cash-flows.
  In other cases, fair value is estimated based on financial and other information available in the market, or estimated discounted cash flows, including a risk premium.

Estimated fair value does not take into account supplemental charges or reductions due to selling costs that may be incurred, nor the tax impact of realizing unrealized capital gains and losses.

The difference between the net carrying value and the estimated fair value represents the unrealized gains or losses. Upon disposal of the investment, the realized investment gains and losses included in AXA’s consolidated operations result may be impacted by the allocation to participating Life insurance contracts (as a change in future policy benefits), minority interests and tax.

8.2. Analysis of fixed maturity and equity security investments

A. An analysis of investments is presented below

ASSETS INVESTED							(in euro millions)

	At December 31, 2004
	Insurance activities			Other activities			Total
	Gross	Net	Fair	Gross	Net	Fair	Gross	Net	Fair
	Carrying	Carrying	value (a)	Carrying	Carrying	value (a)	Carrying	Carrying	value (a)
	Value	Value		Value	Value		Value	Value

– Equity securities and holdings in
equity security-based mutual funds	–	24,471	25,931	–	463	483	–	24,934	26,414
– Equity holdings in fixed
maturity-based mutual funds	–	32,937	33,841	–	67	67	–	33,004	33,909
– Other mutual funds	–	11,600	11,847	–	26	39	–	11,626	11,886
Equity securities and holdings
in mutual funds	71,289	69,008	71,619	592	556	589	71,881	69,564	72,209
Fixed maturities	159,543	157,959	169,806	7,677	7,667	7,790	167,220	165,626	177,596
Real estate	12,717	11,702	14,087	46	30	43	12,763	11,732	14,130
Mortgages, policy and other loans	18,224	18,156	18,709	362	99	106	18,586	18,255	18,815
Invested assets excluding
investments in participating
interests	261,774	256,825	274,222	8,677	8,352	8,528	270,450	265,177	282,750
– Of which listed	–	188,616	201,496	–	8,087	8,227	–	196,703	209,723
– Of which non listed	–	68,209	72,726	–	266	301	–	68,474	73,027
Investments in participating interests	2,450	2,292	3,286	812	609	642	3,261	2,901	3,929
TOTAL INVESTED ASSETS	264,224	259,116	277,508	9,488	8,962	9,171	273,712	268,078	286,679
– Life & Savings	222,902	219,493	234,832	–	–	–	–	–	–
– Property & Casualty	34,065	32,636	35,281	–	–	–	–	–	–
– International insurance	7,257	6,987	7,395	–	–	–	–	–	–

(a) The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

FINANCIAL STATEMENTS 225

[	Financial statements

ASSETS INVESTED							(in euro millions)

	At December 31, 2004
	Insurance activities			Other activities			Total
	Gross	Net	Fair	Gross	Net	Fair	Gross	Net	Fair
	Carrying	Carrying	value (a)	Carrying	Carrying	value (a)	Carrying	Carrying	value (a)
	Value	Value		Value	Value		Value	Value

– Equity securities and holdings in
equity security-based mutual funds	–	24,744	24,906	–	541	569	–	25,284	25,475
– Equity holdings in fixed
maturity-based mutual funds	–	19,883	20,165	–	21	21	–	19,903	20,186
– Other mutual funds	–	17,197	16,169	–	14	27	–	17,211	16,196
Equity securities and holdings
in mutual funds	65,122	61,823	61,240	612	576	617	65,734	62,398	61,857
Fixed maturities	149,814	147,811	156,032	6,598	6,594	6,675	156,412	154,405	162,707
Real estate	12,789	11,727	13,982	32	32	42	12,821	11,759	14,025
Mortgages, policy and other loans	17,122	17,009	17,591	268	239	247	17,389	17,248	17,838
Invested assets excluding
investments in participating
interests	244,847	238,370	248,846	7,509	7,441	7,582	252,356	245,811	256,427
– Of which listed	–	166,030	174,002	–	7,011	7,100	–	173,041	181,102
– Of which non listed	–	72,340	74,843	–	430	482	–	72,770	75,325
Investments in participating interests	2,955	2,797	3,565	697	659	654	3,652	3,456	4,219
TOTAL INVESTED ASSETS	247,802	241,167	252,410	8,206	8,100	8,236	256,008	249,267	260,646
– Life & Savings	209,170	204,350	214,027	–	–	–	–	–	–
– Property & Casualty	31,701	30,154	31,468	–	–	–	–	–	–
– International insurance	6,931	6,663	6,915	–	–	–	–	–	–

(a) The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

B. Treasury shares

At December 31, 2004, AXA ordinary shares held by the Company and its subsidiaries (“treasury shares”) totalled around 22 million, a decrease of 7.6 million compared with December 31, 2003. At December 31, 2004, the carrying value of such shares was €298 million, representing 1.16% of outstanding ordinary shares. These shares were intended to cover the exercise of stock option plans (options to buy AXA ADRs) by employees of AXA Financial, Inc.

ORANs issued by AXA to finance the acquisition of MONY were redeemed on July 22, 2004 through the issue of one AXA share per ORAN. As a result, AXA subsidiaries received an additional 1.4 million AXA shares.

In 2004, AXA sold 9 million shares, giving rise to a capital loss of €27 million (2003: 1.3 million and 2002: nil), of which 6.7 million shares were sold to a Finaxa subsidiary. These treasury shares were intended to cover AXA Financial’s commitments under stock options granted to employees. Once new hedging arrangements had been set up, it was therefore no longer necessary to hold these shares.

In addition, AXA Financial bought options on approximately 26 million AXA American Depositary Receipt (ADR), in order to improve hedging of AXA Financial employee stock option plans against a rise in the AXA share price and/or an increase in the euro against the dollar.

8.3. Investments in participating interests

An analysis of investments in participating interests at December 31, 2004 is presented below:

						(in euro millions)

	At Decembre 31, 2004
				Last fiscal year
	Net Carrying	Fair	Shareholder’s	net income		Fiscal Year	Percentage
	value	value	equity	Amount	Year	end	of ownership

Listed companies:
BNP – Paribas	1,519	2,344	25,526	4,668	2004	31.12.2004	4.9%
Total	1,519	2,344
Investment holdings under
euro 70 million each	1,382	1,585
TOTAL for year ended
December31, 2004	2,901	3,929
Held by insurance companies	2,292	3,286
Held by non-insurance
companies	609	642

The stake in “Schneider”, “Banque Commerciale du Maroc” and “Lor Patrimoine” are now included in the “Investment holdings under €70 million each” caption. The net book value of these stakes at December 31, 2004 were €49 million, €58 million and €53 million, respectively.

						(in euro millions)

	At Decembre 31, 2003
				Last fiscal year
	Net Carrying	Fair	Shareholder’s	net income		Fiscal Year	Percentage
	value	value	equity	Amount	Year	end	of ownership

Listed companies:
BNP – Paribas	1,581	2,344	24,560	3,761	2003	31.12.2003	5.1%
Schneider	64	80	7,226	433	2003	31.12.2003	0.7%
Banque Commerciale du Maroc	145	144	554	6	2002	31.12.2002	10.2%
Unlisted companies:
Lor Patrimoine	53	53	53	0	2003	31.12.2003	100.0%
SGCI	87	87	58	10	2003	31.12.2003	100.0%
Subtotal	1,930	2,708
Investment holdings under
euro 50 million each	1,527	1,510
TOTAL for year ended
December 31, 2003	3,456	4,219
Held by insurance companies	2,797	3,565
Held by non-insurance
companies	659	654

The stake in “Millennium Entertainment Partners” is now included in the “Investment holdings under €50 million each” caption. The net book value of this stake at December 31, 2003 was €44 million.

FINANCIAL STATEMENTS 227

[	Financial statements

8.4. Fixed maturity and equity securities

Securities (excluding assets in representation of unit-linked accounts) are detailed below. The amortized or historical cost represents the acquisition cost of the securities, net of discount or premium in respect of fixed maturity securities acquired.
				(in euro millions)

	At December 31, 2004
	Amortized or	Net Carrying	Gross unrealized	Gross unrealized	Fair
	historical cost	value	gains (a)	losses (a)	value

Fixed Maturities
(a) Held to maturity and available
for sale	147,653	147,301	12,102	(132)	159,272
– French government	24,029	24,029	3,468	–	27,497
– Foreign governments	49,672	49,616	4,158	(15)	53,760
– Other local governments and
agencies	8,158	8,063	482	(3)	8,542
– Government-controlled corporations	8,983	8,976	738	(10)	9,703
– Non-government controlled
corporations	45,662	45,475	2,823	(86)	48,212
– Mortgage-backed securities	9,042	9,038	285	(10)	9,314
– Other	2,106	2,103	148	(7)	2,245
(b) Allocated to UK with-profits
business trading	–	–	–	–	15,736
(c) Other trading securities	–	–	–	–	2,588
Total fixed maturities					177,596
Equity investments (including
holdings in mutual funds)
(a) Available for sale	60,421	58,105	3,712	(1,067)	60,749
(b) Allocated to UK with-profits
business trading	–	–	–	–	9,383
(c) Other trading securities	–	–	–	–	2,076
Total equity investments
(including holdings in mutual funds)					72,209
Investment in participating interests					3,929
TOTAL					253,734

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

				(in euro millions)

	At December 31, 2003
	Amortized or	Net Carrying	Gross unrealized	Gross unrealized	Fair
	historical cost	value	gains (a)	losses (a)	value

Fixed Maturities
(a) Held to maturity and available
for sale	137,739	136,840	8,672	(370)	145,142
– French government	24,232	24,232	2,848	(171)	26,909
– Foreign governments	40,076	39,930	1,985	(46)	41,869
– Other local governments and
agencies	4,304	4,202	212	(5)	4,409
– Government-controlled corporations	10,343	10,332	632	(19)	10,945
– Non-government controlled
corporations	48,025	47,748	2,667	(105)	50,310
– Mortgage-backed securities	8,464	8,462	175	(17)	8,620
– Other	1,935	1,936	153	(8)	2,080
(b) Allocated to UK with-profits
business trading	–	–	–	–	14,989
(c) Other trading securities	–	–	–	–	2,575
Total fixed maturities					162,706
Equity investments (including
holdings in mutual funds)
(a) Available for sale	54,974	51,639	2,182	(2,723)	51,097
(b) Allocated to UK with-profits
business trading	–	–	–	–	9,486
(c) Other trading securities	–	–	–	–	1,274
Total equity investments (including
holdings in mutual funds)					61,857
Investment in participating interests					4,219
TOTAL					228,782

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

FINANCIAL STATEMENTS 229

[	Financial statements

8.5. Investment Valuation Allowance and asset amortization

Changes in investment valuation allowances and asset amortization over the last three years have been as follows:

			(in euro millions)

	Balance at	Additions	Deductions	Other	Balance at
	January 1, 2004			changes (b)	December 31, 2004

Real estate	303	108	(120)	(15)	275
Equity investments and holdings
in mutual funds	3,531	388	(1,322)	80	2,677
Fixed maturities and other fixed
income securities	538	47	(235)	1	351
Mortgages and other loans	141	38	(73)	225	332
SUBTOTAL (a)	4,513	581	(1,750)	291	3,635
Depreciation of real estate used
for operating purposes	759	78	–	(82)	755
TOTAL	5,272	660	(1,750)	209	4,391

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.

				(in euro millions)

	Balance at	Additions	Deductions	Other	Balance at
	January 1, 2003			changes (b)	December 31, 2003

Real estate	504	91	(75)	(216)	303
Equity investments and holdings
in mutual funds	2,268	1,982	(448)	(271)	3,531
Fixed maturities and other fixed
income securities	577	368	(334)	(73)	538
Mortgages and other loans	154	43	(34)	(21)	141
SUBTOTAL (a)	3,503	2,483	(890)	(582)	4,514
Depreciation of real estate used
for operating purposes	714	92	–	(48)	759
TOTAL	4,217	2,575	(890)	(629)	5,272

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.

					(in euro millions)

	Balance at	Additions	Deductions	Other	Balance at
	January 1, 2002			changes (b)	December 31, 2002

Real estate	463	58	(95)	78	504
Equity investments and holdings
in mutual funds	1,853	1,147	(563)	(169)	2,268
Fixed maturities and other fixed
income securities	608	361	(303)	(89)	577
Mortgages and other loans	119	73	(19)	(19)	154
SUBTOTAL (a)	3,043	1,640	(980)	(199)	3,503
Depreciation of real estate used
for operating purposes	837	115	–	(238)	714
TOTAL	3,880	1,754	(980)	(437)	4,217

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.

9. Assets backing contracts with financial risk borne by policyholders (unit-linked)

Assets backing contracts with financial risk borne by policyholders (unit-linked) (stated at market value refer to Note 3-5 on accounting principles) are presented in the table below.

“Holdings in other mutual funds” essentially consisted of investments by the French Life & Savings insurance companies in mutual funds that invest predominantly in real estate.

	(in euro millions)

	At December 31,
	2004	2003

Real estate investments	2,201	3,511
Equity securities and other variable yield securities	69,888	59,492
Holdings in equity investment-based mutual funds	7,952	6,510
Fixed maturities and other fixed income securities	14,712	14,076
Holdings in fixed maturity-based mutual funds	2,624	2,686
Holdings in other mutual funds	16,409	14,726
TOTAL Assets backing contracts with financial risk borne
by policyholders (unit-linked)	113,786	101,002

Changes in value are recorded under Net investment result.

10. Assets from the BankingSector and Other Activities

Assets from the banking sector and otheractivities are presented in note 8 above.

FINANCIAL STATEMENTS 231

[	Financial statements

11. Investments in Affiliated Companies (Equity Method)

An analysis of the investments in affiliated companies (accounted for by using the equity method) over the last three years is given below.

				(in euro millions)

	Carrying value	Change		Carrying value	Contribution
	at January 1,	in Scope	Other changes (a)	at December 31,	to 2004
	2004			2004	net Income

AXA Asia Pacific Holdings affiliates
– NM Home Loans Trust	34	(12)	(1)	21	–
– NM Property Trust	87	(86)	–	–	–
– Ticor	64	–	(2)	62	–
– Other affiliates	784	(253)	(13)	518	38
AXA Seguros affiliates
– Hilo Direct de Seguros y Reaseguros	21	(21)	–	–	–
AXA France Assurances affiliates
– Argovie	29	–	(1)	28	2
AXA Insurance Hong Kong	60	–	(3)	58	8
AXA Insurance Singapore	45	–	3	48	6
AXA Oyak Sigorta	58	–	6	64	16
Other affiliates	71	2	–	74	5
TOTAL	1,254	(370)	(12)	871	76

(a) Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

				(in euro millions)

	Carrying value at January 1,2003	Change in Scope	Other changes (a)	Carrying value	Contribution
				at December 31,	to 2003
				2003	net Income

AXA Colonia affiliates
– Général Ré - CKAG	653	(653)	–	–	–
AXA Asia Pacific Holdings affiliates
– NM Home Loans Trust	65	–	(31)	34	–
– NM Property Trust	78	–	9	87	7
– Ticor	35	–	30	64	1
– Other affiliates	868	(19)	(65)	784	3
AXA Seguros affiliates
– Hilo Direct de Seguros y Reaseguros	39	–	(18)	21	3
AXA France Assurances affiliates
– Argovie	26	–	2	29	2
AXA Insurance Hong Kong	69	–	(8)	60	7
AXA Insurance Singapore	49	–	(4)	45	3
AXA Oyak Sigorta	59	–	–	58	14
Other affiliates	153	(60)	(21)	71	1
TOTAL	2,093	(732)	(107)	1,254	41

(a) Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

				(in euro millions)

	Carrying value at January 1, 2002	Change in Scope	Other changes (a)	Carrying value	Contribution
				at December 31,	to 2002
				2002	net Income

AXA Colonia affiliates
– Général Ré - CKAG	653	–	–	653	–
AXA Asia Pacific Holdings affiliates
– NM Home Loans Trust	69	–	(5)	65	–
– NM Property Trust	85	–	(7)	78	(2)
– Ticor	31	–	3	35	6
– Other affiliates	678	247	(58)	868	(17)
AXA Seguros affiliates
– Hilo Direct de Seguros y Reaseguros	–	39	–	39	4
AXA France Assurances affiliates
– Argovie	–	26	–	26	2
AXA Insurance Hong Kong	–	69	–	69	6
AXA Insurance Singapore	–	49	–	49	3
AXA Oyak Sigorta	–	59	–	59	–
Other affiliates (b)	51	97	4	153	21
TOTAL	1,569	586	(63)	2,093	23

(a)	Includes foreign currency fluctuations and net income for the period adjusted for dividends received.
(b)	Includes €60 million from Hungarian and Austrian entities and €37 million from Compagnie Financière de Paris Crédit, which was equity-accounted from 2002.

In 2004, the main changes in investments in affiliated companies were as follows:

  The sale of AXA Asia Pacific Holdings’ stake in National Mutual Property Trust (€–86 million), along with the sale part of the stakes in National NMFM Int Bond Fund (€–40 million) and NMFM Property Fund (€–218 million).
  The change in the consolidation method used for Direct Seguros. Following the buy-out of minority interests, Direct Seguros is now fully consolidated (€–21 million).

The 2003 changes in scope resulted from the sale of the stake in Colonia Re (€–654 million), the disposal of AXA Asia Pacific Holdings subsidiary Members Equity (€–19 million) and the sale of operational activities in Austria and Hungary (€–60 million).

The 2002 changes in scope were mainly related to entities that were consolidated under the equity method in 2002 which were previously fully consolidated, since they no longer met Group materiality requirements. The change in scope relating to AXA Asia Pacific Holdings’ other subsidiaries (€247 million) was linked to the increase in ownership stake.

For the years ended December 31, 2004, 2003 and 2002, AXA received revenues from companies accounted for the equity method of €19 million, €72 million and €46 million respectively. The fall in revenues received in 2004 compared to 2003 was mainly due to AXA Asia Pacific Holdings’ significant disposals of participating interests.

FINANCIAL STATEMENTS 233

[	Financial statements

12. Receivables and Payables from Insurance and Reinsurance Activities

The receivables and payables from insurance and reinsurance activities are as follows:
		(in euro millions)

	Gross book	Receivables	Carrying	Payables
	value	Provisions	value

Deposits and guarantees	1,134	–	1,134	1,376
Current accounts from other companies	3,091	(90)	3,001	2,750
Policyholders, brokers, general agents	4,023	(226)	3,797	3,042
Estimated premiums not yet recorded	1,526	–	1,526	–
Other	1,174	(71)	1,103	270
TOTAL at December 31, 2004	10,949	(387)	10,562	7,437
TOTAL at December 31, 2003	12,092	(411)	11,680	8,312

13. Cash and cash equivalents

Cash and cash equivalent are mainly liquid and short-term investments. The table below details those cash and cash equivalents by segment.

		(in euro millions)

	At December 31,
	2004	2003

Cash and cash equivalents	21,363	19,428
From insurance activities	18,666	16,445
From banking activities	123	211
From other companies	2,574	2,772

14. Deferred Acquisition Costs

The table below presents the deferred acquisition costs (DAC) by insurance segment:

				(in euro millions)

	At December 31, 2004				At December 31,
	Life &	Property &	International
	Savings	Casualty	Insurance	TOTAL	2003

Deferred acquisition costs on
unearned premiums	–	1,246	109	1,355	1,273
Other deferred acquisition costs
– gross of unearned revenue reserves	12,356	–	–	12,356	11,384
– unearned revenue reserves	(1,757)	–	–	(1,757)	(1,664)
Other deferred acquisition costs (net)	10,599	–	–	10,598	9,720
TOTAL DEFERRED
ACQUISITION COSTS	10,599	1,246	109	11,954	10,993

Changes in other deferred acquisition costs in the Life &Savings segment are provided below:

OTHER DEFERRED ACQUISITION COSTS (net of unearned revenue reserves)		(in euro millions)

	Years ended December 31,
	2004	2003	2002

BALANCE BEGINNING OF YEAR	9,720	9,557	9,613
Capitalized costs	2,230	2,308	2,137
Accrued interest	452	602	640
Amortization expense	(1,367)	(1,550)	(1,397)
Net change in unearned revenue reserve	104	(32)	(170)
Impact of foreign currency fluctuations	(494)	(1,158)	(1,192)
Other	(47)	(7)	(72)
YEAR-END BALANCE	10,598	9,720	9,557

FINANCIAL STATEMENTS 235

[	Financial statements

15. Shareholder’s equity

Changes in consolidated shareholder’s equity in the last three years are presented in the table below:

		Capital in	Retained	Net	Shareholders’	Number of
	Nominal	Excess of	earnings	income	Equity	ordinary
	value	Nominal	brought	for the	(in euro	shares
		value	forward	year	millions)	outstanding

Balance at December 31, 2001	3,971	13,627	(796)	7,976	24,780	1,734.2
Employee stock purchase program
(July and December 2002)	62	192	–	–	254	27,2
Exercise of share options	2	6	–	–	8	0,8
Cash dividends	–	–	(1,117)	–	(1,117)	–
Impact of foreign currency fluctuations	–	–	(1,197)	–	(1,197)	–
Other	–	–	34	–	34	–
Net income	–	–	–	949	949	–
Balance at December 31, 2002	4,035	13,824	(3,076)	8,925	23,711	1,762.2
Employee stock purchase program
(July and December 2003)	35	154	–	–	189	15,1
Exercise of share options	2	6	–	–	8	0,8
Cash dividends (a)	–	–	(680)	–	(680)	–
Impact of foreign currency fluctuations	–	–	(985)	–	(985)	–
Other (b)	–	–	154	–	154	–
Net income	–	–	–	1,005	1,005	–
Balance at December 31, 2003	4,072	13,984	(4,587)	9,930	23,401	1,778.1
Employee stock purchase program
(July and December 2004)	43	211	–	–	255	18,9
Capital increase (conversion of
mandatorily bonds - “ORAN”)	252	1,144	–	–	1,396	110,2
Exercise of share options	3	8	–	–	11	1,2
Cash dividends	–	–	(676)	–	(676)	–
Impact of foreign currency fluctuations (c)	–	–	(750)	–	(750)	–
Other	–	–	1	–	1	–
Net income	–	–	–	2,519	2,519	–
Balance at December 31, 2004	4,370	15,347	(6,012)	12,449	26,158	1,908.4

(a)	Includes the dividend of €599 million for the year ended December 31, 2002 and the related supplemental tax charge of €81 million.
(b)	Includes €181 million related to the release of a tax provision booked when acquiring German operations in 1997 and recorded through equity. The release was made following the disposal of Kölnische Rückversicherung JV to General Re, the capital gain on which was considered as tax free.
(c)	The impact of foreign exchange fluctuation are mainly due to the tax effect on hedging for €–530 million (€–338 million at January 1, 2004 and €–191 million relating to 2004). Net of hedge, the impacts of exchange rate fluctuation before tax are mainly due to the U.S. (€–110 million), the UK (€–25 million), and Morocco (€–40 million).

16. Minority Interests

		(in euro millions)

	2004	2003	2002

MINORITY INTERESTS AT JANUARY 1,	2,469	2,812	3,409
Changes in scope of consolidation	(205)	(73)	(129)
Dividends paid by consolidated subsidiaries	(251)	(326)	(467)
Impact of foreign currency fluctuations	(131)	(182)	(375)
Other changes (including internal restructurings)	3	(4)	6
Minority interests in income of consolidated subsidiaries	321	243	368
MINORITY INTERESTS AT DECEMBER 31,	2,206	2,469	2,812

Changes in scope of consolidation

The main changes in 2004 were as follows:

  €–168 million attributable to the 5.8 points increase in the Group’s interest in Alliance Capital (from 55.5% to 61.3%) as 16.32 million units were bought back from former Sanford Bernstein shareholders.
  a €43 million change resulting from the buy-out of AXA RE Finance’s minority interests from BNP Paribas by AXA RE.

Changes in the scope of consolidation in 2003 (€–73 million) resulted mainly from the purchase of BNP Paribas’ stake in AXA RE subsidiary SPS RE (€–49 million) and the buy-out of around 1% of minority interests in Germany (€–26 million).

Minority interests’ share in net income

Minority interests’ share of income in 2004 includes €192 million in respect of Alliance Capital, with the remaining balance relating to non-wholly owned operations in Australia and New Zealand (€35 million) and Hong Kong (€61 million). The minority interests’ share of total equity includes €1,103 million in respect of Alliance Capital, with the remaining balance relating to non-wholly owned operations in Australia and New Zealand (€674 million), Japan (€62 million) and Germany (€122 million).

FINANCIAL STATEMENTS 237

[	Financial statements

17. Subordinated Debt

At December 31, 2004, subordinated debt totalled €9,235 million (2003: €8,453 million), and broke down as follows:

	(in euro millions at December 31)

	2004	2003

AXA, The Company
Undated deeply Subordinated Notes (Titres Super Subordonnés)	625	–
Subordinated Perpetual Notes, variable (U.S. $ and euro)	2,121	1,772
Perpetual Notes, 3.29% / variable (Yen)	193	200
Subordinated Convertible Notes, 2.5% due 2014 (euro)	1,518	1,518
Subordinated Perpetual Debt (euro)	234	234
Subordinated Perpetual Notes, 7.25% (euro)	500	500
Subordinated Convertible Notes, 3.75% due 2017 (euro)	1,099	1,099
Subordinated Convertible Notes, variable, due 2020 (euro)	215	215
U.S. registered subordinated debt, 8.60%, 2030 (U.S. $)	918	990
U.S. registered subordinated debt, 7.125%, 2020 (GBP)	461	461
U.S. registered subordinated debt, 6.75%, 2020 (euro)	1,071	1,070
Amount of derivatives hedging subordinated debt	(620)	(527)
AXA Financial
Surplus Notes, 6.95% due 2005	294	316
Surplus Notes, 7.70% due 2015	147	159
AXA Bank Belgium (formerly IPPA Bank)
Subordinated Notes, 3.14% to 6.90%, through 2008	339	308
Other subordinated debt (under euro 100 million each)	121	138
TOTAL	9,235	8,453

At December 31, 2004, maturing subordinated debt due in 2005 and the following four years totalled €313 million in 2005, nil in 2006, nil in 2007, €44 million in 2008 and €45 million in 2009, followed by €8,833 million in 2010 and thereafter.

In 2004, the Group’s borrowings and subordinated debt increased by €782 million, or by €974 million at constant exchange rates. The positive impact of exchange rate movements was therefore €191 million. This change was mainly the result of:

  The issue, as part of the Euro Medium Term Note (EMTN) Program, of (i) €625 million of Undated deeply-Subordinated Notes (Titres Super Subordonnés), (ii) $375 million (€301 million) and €125 million of securities, partly offset by a €93 million positive impact from currency derivatives, arising from the strengthening of the euro against other currencies.

18. Insurance Liabilities

The table below sets out insurance liabilities by segment:

				(in euro millions, at December 31)

	Life & Savings		Property & Casualty		International Insurance		Total
	2004	2003	2004	2003	2004	2003	2004	2003

Gross insurance reserves:
– Future policy benefits (b)	219,951	207,533	26	27	376	177	220,354	207,737
– Claim reserves	5,522	5,153	24,881	24,208	9,149	10,104	39,552	39,465
– Other reserves	2,349	2,471	3,089	2,979	81	123	5,518	5,572
– Unearned premiums reserves	66	78	5,924	5,623	745	1,057	6,735	6,758
Total insurance liabilities, gross of
reinsurance ceded	227,888	215,235	33,921	32,836	10,351	11,461	272,160	259,532
Liabilities with financial risk borne
by policyholders (unit-linked),
gross of reinsurance ceded	113,998	101,069	–	–	–	–	113,998	101,069
Less reinsurance ceded on:
– Future policy benefits	3,449	3,133	–	–	6	6	3,455	3,139
– Claim reserves and others reserves	498	423	1,647	2,219	2,051	2,362	4,197	5,004
– Unearned premiums reserves	1	1	111	121	120	205	233	327
Total reinsurance ceded
on insurance liabilities	3,948	3,557	1,759	2,340	2,178	2,573	7,885	8,470
Reinsurance ceded on liabilities with
inancial risk borne by policyholders
(unit-linked)	12	19	–	–	–	–	12	19
TOTAL INSURANCE LIABILITIES, NET
OF REINSURANCE CEDED	337,926	312,728	32,162	30,496	8,173	8,888	378,262	352,112
(b) Which includes:
– Policyholders’ participation (bonuses),
excluding UK with-profit business	9,407	8,894
– UK with-profit business liabilities	30,282	29,119

FINANCIAL STATEMENTS 239

[	Financial statements

The movement in claims reserves (gross of reinsurance) for the Property & Casualty and International Insurance segments is presented below :

				(in euro millions)

	2004		2003		2002
	Property &	International	Property &	International	Property &	International
	Casualty	Insurance	Casualty	Insurance	Casualty	Insurance

Gross claims reserves to be paid,
January 1st	24,208	10,104	23,730	11,533	25,162	11,841
Changes in scope of consolidation,
portfolio transfers and change in
accounting principles (a)	(46)	4	102	(90)	(1,619)	1,136
Impact of foreign currency fluctuations (b)	(169)	(415)	(238)	(1,015)	(479)	(1,345)
	23,992	9,693	23,594	10,428	23,064	11,632
Provision attributable to the current year	11,540	2,109	11,245	2,661	10,884	2,904
Increase (decrease) in provision
attributable to prior years	(557)	(101)	(331)	(25)	(118)	1,008
Total claims and claims expenses	10,983	2,008	10,914	2,636	10,766	3,912
Claims and claims expenses
attributable to current year	(4,748)	(1,286)	(4,660)	(768)	(4,279)	(1,266)
Claims and claims expenses
attributable to prior years	(5,346)	(1,266)	(5,641)	(2,192)	(5,820)	(2,744)
Total payments	(10,094)	(2,552)	(10,301)	(2,960)	(10,099)	(4,010)
Gross claims reserves to be paid,
December 31	24,881	9,149	24,208	10,104	23,730	11,533

(a)	Changes in the scope of consolidation in 2002 are mainly due to the transfer of UK discontinued business from Property & Casualty to International Insurance (€1,142 million at January 1, 2002), the disposal of the activities in Austria and Hungary (€234 million) and the removal or addition of entities accounted for by the equity method, mainly Hong Kong Property & Casualty (€176 million), Direct Assurances (Spain, €48 million) and Singapore Property & Casualty (€60 million) Changes in the scope of consolidation in 2003 are mainly due to the transfer of United Kingdom Health business activities from Life & Savings segment to Property & Casualty segment (€124 million).
(b)	International Insurance currency fluctuations in 2002 are mainly due to World Trade Center insurance reserves (accounted for in dollars).

Environmental pollution, and asbestos

In prior years, AXA issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. Its insurance companies have been and continue to be involved in disputes regarding policy coverage and judicial interpretation of legal liability for potential environmental and asbestos claims. AXA has received and continues to receive notices of potential claims asserting environmental and asbestos losses under insurance policies issued or reinsured by AXA. Such claim notices are frequently merely precautionary in nature. There are significant uncertainties that affect the insurance companies’ ability to estimate future losses for these types of claims. However, AXA still carries out regular actuarial reviews to ensure that loss provisions relating to these risks are adequate.

Under insurance and reinsurance contracts related to environmental pollution and asbestos, AXA paid claims and legal costs of €51 million related to environmental pollution in 2004 of which €35 million related to asbestos and €16 million related to environmental pollution (2003: €53 million and 2002: €45 million). At December 31, 2004, AXA had made cumulative payments relating to such contracts of €571 million of which €422 million related to asbestos and €149 million related to environmental pollution (2003: €536 million).

At December 31, 2004, AXA had insurance claim reserves (gross of reinsurance) of €1,021 million (of which €875 million related to asbestos and €146 million related to environmental pollution) or €914 million net of reinsurance of which €793 million related to asbestos and €121 million related to environmental pollution (2003: €944 million gross of reinsurance or €858 million net of reinsurance), including (i) €380 million for reported claims of which €298 million related to asbestos and €82 million related to environmental pollution (2003: €365 million) and (ii) €641 million for IBNR (incurred but not reported) claims of which €576 million related to asbestos and €64 million related to environmental pollution (2003: €579 million). The IBNR liabilities are estimated and evaluated regularly based on information received by management.

19. Provisions for Risks and Charges

				(in euro millions)

		At December 31,
		2004	2003	2002

	Deferred taxes (a)	2,805	1,954	4,592
I	Pension obligations and other similar liabilities	2,713	2,726	2,865
II	Provision for restructuring costs	233	141	154
	Provision for real estate companies	30	40	28
III	Other provisions	1,416	2,057	2,136
	TOTAL	7,197	6,918	9,775

(a) Deferred tax positions on the balance sheet are analyzed in Note 20.

I. Employee Benefits

Long-term liabilities of employee benefit plans are calculated according to the “preferred method” under French regulations (refer to note 3.6 “Valuation of liabilities”).

Defined contribution plans

The cost of the contributions paid is an expense in the statement of income, and amounted to €81 million for the year ended December 31, 2004.

Defined benefit plans

The assumptions for each plan are consistent with the economic features of the countries in which the liabilities lie.

The weighted-average assumptions used by AXA for pension plans in the principal regions in which AXA operates are as follows:

DECEMBER 2004 CALCULATION ASSUMPTIONS

	Europe	North America	Japan	Others

Pension benefit obligation –
assumptions at year-end
Discount rate	5.1%	5.8%	1.9%	6.6%
Salary increase for future years	3.5%	5.6%	0%	3.6%
Net periodic pension cost - assumptions at beginning of year
Discount rate	5.5%	6.3%	1.1%	6.6%
Expected rate of return on plan assets	6.4%	8.3%	1.3%	7.5%
Salary increase for future years	3.6%	6.2%	0%	3.6%

DECEMBER 2003 CALCULATION ASSUMPTIONS

	Europe	North America	Japan	Others

Pension benefit obligation –
assumptions at year-end
Discount rate	5.5%	6.3%	1.1%	6.6%
Salary increase for future years	3.6%	6.2%	0%	3.6%
Net periodic pension cost - assumptions at beginning of year
Discount rate	5.5%	6.8%	2.3%	6.6%
Expected rate of return on plan assets	6.5%	8.4%	1.3%	8.2%
Salary increase for future years	3.5%	7.0%	0%	4.4%

FINANCIAL STATEMENTS 241

[	Financial statements

Annual change in pension plan liabilities

A yearly evolution of the PBO (Projected Benefit Obligation) is made based on the following items:

  service cost (representing the increase in the PBO attributable to one year of additional service), interest cost (cost of one year less discount),
  benefits paid,
  actuarial gain or losses (change in long term assumptions, change in staff, ...), change in plans.

Given the long-term trend of employee benefit liabilities, the changes due to financial market variations and other actuarial gains or losses are amortized over the liability duration (approximately 15 years) for the amount which exceeds the 10% corridor (the greater of 10% of the present value of future benefits paid and 10% of the fair value of plan assets).

They are brought into the income statement as an expense starting in the following accounting year.

Balance sheet information

The balance sheet information for employee benefits captures the difference between the Projected Benefit Obligation (“PBO”) and the market value of the corresponding invested plan assets, increased by the unrecognized gains or decreased by the unrecognized losses. When this difference is positive a contingency and loss reserve is booked within the balance sheet liability. When it is negative, an asset is recorded in the balance sheet.

The following table sets forth the change in benefit obligation and change in plan assets associated with various pension plan and post-retirement benefits sponsored by AXA.

			(in euro millions)

	Pension benefits		Others benefits
	2004	2003	2004	2003

CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year	8,609	8,762	524	567
Service cost	177	176	5	5
Interest cost	465	451	30	32
Amendments (including acquisitions)	336	(24)	69	(23)
Actuarial (gains) and losses	657	308	22	57
Benefits paid	(359)	(378)	(4)	(4)
Benefits directly paid by the employer	(100)	(70)	(26)	(28)
Effect of foreign currency fluctuation	(201)	(618)	(40)	(80)
Benefit obligation, end of year (A)	9,586	8,609	581	524
CHANGE IN PLAN ASSETS:
Fair value of plan assets, beginning of year	5,526	5,531	8	7
Actuarial return on plan assets	553	728	0	1
Employer contributions	266	138	3	3
Employees contributions	14	16	2	2
Net transfer (including acquisitions)	280	(33)	0	0
Benefits paid	(359)	(378)	(4)	(4)
Effect of foreign currency translation	(151)	(476)	–	–
Fair value of plan assets, end of year (B)	6,129	5,526	9	8
Funded Status (B) – (A)	(3,457)	(3,083)	(572)	(516)
Unrecognised (gains) and losses (a)	3,459	3,126	127	130
Net position	2	43	(445)	(386)
Recorded in the balance sheet for plans:
With a positive net position (Asset)	1,762	1,824	–	–
With a negative net position (Liability)	(1,761)	(1,781)	(445)	(386)

(a) Not recorded yet.

For pension plans where the fair value of plan assets exceeds the benefit obligation, the aggregate fair value of plan assets and aggregate benefit obligation were €21 million and €19 million respectively as at December 31, 2004. For pension plans where benefit obligation is in excess of the fair value of the plan assets, the aggregate fair value of plan assets and aggregate benefit obligation were €6,108 million and €9,567 million respectively as at December 31, 2004.

Net periodic benefit cost

The net periodic benefit cost, that is, the annual expense for employee benefits recorded in the income statement, for the years ended December 31, 2004, and 2003 is presented below:

			(in euro millions)

	Pension benefits		Other benefits
	2004	2003	2004	2003

Service cost	177	176	5	5
Interest cost	465	451	30	32
Expected return on plan assets	(426)	(435)	–	–
Amortization of unrecognized amounts	140	118	4	3
Settlement/Curtailment and Employee contribution	(13)	6	(2)	(6)
Net periodic benefit cost	344	316	36	34

The balance sheet evolution for a defined benefit plan is function therefore of:

  the accumulated costs recorded in the income statement,
  the accumulated benefits directly paid to the beneficiaries, and the accumulated employer contributions to the plan.

			(in euro millions)

	Pension benefits		Other benefits
	2004	2003	2004	2003

Beginning of year net position	43	285	(386)	(441)
Net Periodic Benefit Cost	(344)	(316)	(36)	(34)
Benefits paid by the Employer	100	70	26	28
Employer Contributions	280	138	3	3
Acquisitions and dispositions	(62)	–	(82)	–
Effect of foreign currency fluctuation	(16)	(133)	30	58
End of the year net position	2	43	(445)	(386)

For MONY employee benefit plans, the fair value at acquisition date became new cost basis for post-acquisition accounting. This was accomplished by revaluation of the liabilities using the AXA U.S. operation current assumptions as of the acquisition date, including recognition of any previously deferred actuarial gains and losses formerly not recognized. Any prepaid pension asset was eliminated in connection with these revaluations.

The overall amount of liabilities recorded in the balance sheet for pension benefits and other similar obligations are the following.

	2004	2003

Negative net position:
Pension benefits and other benefits	2,205	2,167
Other social liabilities	508	559
TOTAL	2,713	2,726

FINANCIAL STATEMENTS 243

[	Financial statements

In the above template, €2,205 million represents the sum of the negative net position of the pension benefits (€1,761 million) and other benefits (€445 million). Other social liabilities are mainly pre-retirement benefits.

AXA uses December 31 measurement date for a majority of its pension plans and other post-retirement plans.

NEAR-TERM CASH FLOWS (Benefit Paid and Employer Contributions)		(in euro millions)

	Pension benefits	Other benefits

Estimated Future Benefits Paid (calculated on a PBO basis)
2005	489	40
2006	504	40
2007	523	39
2008	550	39
2009	569	39
5 years therafter	3,078	194

The estimated amount of 2005 employer contributions for pension benefits and other benefits is respectively €283 million and €32 million. These amounts also includes benefits directly paid by the employer. These amounts are subject to uncertainty as they will be driven by 2005 economics.

Plan asset mix at the end of year 2004
TOTAL PLAN ASSETS MIX			(in euro millions, except percentages)

	Total Group	Europe	North America	Others

Equities	58%	53%	69%	58%
Bonds	34%	40%	23%	26%
Real Estate	5%	4%	7%	15%
Other	2%	3%	1%	1%
	100%	100%	100%	100%
Total	6,138	3,976	1,961	201

As pension liabilities are of a long-term nature, a mixture of bond, equity, and real estate investments are used in the plan assets. It should be noticed that the percentage of equity is higher in the Anglo-Saxon countries where the investment strategy is often determined by Plan trustees. This mixture has some degree of volatility of returns, but over the long-term is expected to provide a higher return than pure bond investments, consistent with experience in the past.

The asset mixture is maintained close to the target level, with minor fluctuations over time due to the shifting market values of assets. The asset mix at the end of year 2005 should be very similar to the one presented above at the end of year 2004.

There are diverse methods to determine the expected long term rate of return across the Group given each areas specificities. Globally it is based on the historic returns adjusted for future expectations on each asset class and for the shift of asset mix. In addition, external consultants review or compute these assumptions for reasonableness in most countries.

Other employment benefits

AXA provides certain medical and life insurance benefits (“post-retirement benefits”) to qualifying employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. Similarly, MONY offers certain health care and life insurance benefits to retired employees and field underwriters of MONY Life. The expected costs of providing post-retirement benefit are accrued during the period that the employees earn such benefits. AXA funds post-retirement benefits costs as the benefits are utilized, and made post-retirement benefits payments of €39 million, €32 million and €40 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The post-retirement benefits are principally in the U.S. Life & Savings operations. In 1993, both AXA Financial and MONY announced a limit on the amount that would be contributed towards healthcare. AXA Financial’s contribution limit was reached in 2003 and MONY’s limit was reached in 2002. As a result, no future health care cost trend rate was assumed in measuring any post-retirement benefit obligation or related cost at and for the years ended December 31, 2004 and 2003, except for MONY’s dental plan, for which an assumed medical cost trend rate of 5% was applied.

Therefore a decrease or increase of 1% in the health care cost trends rate has no material impact on either the service or interest components of net periodic post-retirement benefits costs or on the related accumulated post-retirement benefit obligation.

On December 8, 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “MMA”) was signed into law in the United States of America. With respect to post-retirement benefit plans in the U.S., it introduces a prescription drug benefit under Medicare Part D, that would go into effect in 2006, as well as a Federal subsidy to employers whose plan provide an “actuarially equivalent” prescription drug benefit. However, detailed regulations necessary to implement and administer the MMA have not yet been issued.

Management and its actuarial advisors have not been able to conclude as yet whether the prescription drug benefits provided under AXA Financials and MONY’s retiree medical plans are actuarially equivalent to the new Medicare Prescription Drug benefits for 2006 and future years. Consequently, measures of the accumulated post-retirement benefit obligations and net periodic post-retirement benefit cost for these plans at and for the year ended December 31, 2004 do not reflect any amounts associated with enactment of MMA, including the subsidy.

II. Provisions for restructuring costs

				(in euro millions)

	2004			2003
	Provisions			Provisions
	established	Other	Total	established	Other	Total
	in purchase	provisions		in purchase	provisions
	accounting			accounting

Provisions at January 1st,	29	112	141	38	116	154
Additions to existing provisions
Purchase Accounting Adjustment	93	–	93	6	–	6
Through net income	169	18	186	7	24	31
Provisions utilized	(112)	(50)	(162)	(21)	(76)	(97)
Release of provision
Purchase Accounting Adjustment	–	–	–	–	–	–
Through net income	–	–	–	–	(14)	(15)
Other changes	(15)	(10)	(26)	(1)	62	61
Provisions at December 31,	164	69	233	29	112	141

FINANCIAL STATEMENTS 245

[	Financial statements

Release of provisions established in purchase accounting mainly occurred in the U.S. following the MONY purchase (€–98 million) and in the UK (€–11 million).

The increase in the provisions established in purchase accounting is mainly explained by the acquisition of MONY for €261 million, including €93 million through purchase accounting adjustment.

Most additions to other provisions (€18 million) have been booked in AXA RE (€11 million) following the job protection plan introduced in 2003.

In 2004, provisions for restructuring were (i) released at AXA Versicherung (€22 million) and in Japan (€7 million) and (ii) were used in Australia/New Zealand (€4 million) and in the UK (€3 million).

Other changes in 2004 arose from the impact of exchange rate movements on provisions booked in the U.S. (€14 million) and a transfer of restructuring provisions from AXA Versicherung to provisions for employment benefits once the number of people taking early retirement was known (€7 million).

III. Other provisions

Compared to 2003, other provisions decreased by €641 million or €597 million at constant exchange rate. This was mainly due to significant utilization of provisions at Alliance Capital (€445 million at constant exchange rate) and the discharge of funding of commitments granted by AXA SA between 1999 and 2001 to Compagnie Financière de Paris as part of the management of banking run-offs (€82 million).

At December 31, 2004, other provisions are €1,416 million mainly included the following:

  The remaining €63 million (€483 million in 2003) balance of the provision set up in 2000 to offset the dilution profit realized by AXA Financial when acquiring Sanford C. Bernstein. In 2004, €420 million were released relating to the exercise of put options over 16.32 million Alliance Capital units by former Sanford C. Bernstein shareholders.
  The remaining €79 million balance on the provisions recorded in 2000 in connection with the sale of Banque Worms, (€43 million released in 2004).
  A provision of €170 million associated with the cost of settling/exchanging outstanding share options of AXA Financial. This provision decreased by €23 million in 2004 (€10 million at constant exchange rate) due to the exercise of some of these options.
  Provisions for the deferred compensation plans of AXA Financial (€167 million) and Alliance Capital (€120 million).
  Provisions for discounts on convertible bonds at AXA SA (€243 million).These provisions have been recorded since 2002.
  Provisions for legal disputes, mainly in France (€93 million), in UK (€18 million) and Belgium (€15 million).
  Provisions for the vacating of premises, mainly in France (€15 million) and in the UK (€24 million).

20.  Tax

I. Deferred tax

An analysis of deferred tax sets forth below:

	(in euro millions)

	At December 31, 2004	At December 31, 2003
	Net Deferred Tax	Net Deferred Tax

Investments	(368)	(266)
Insurance operations	(642)	(724)
Compensation and related benefits	401	299
Other	318	789
including provision on deferred tax asset	(611)	(614)
TOTAL	(290)	98
Net Deferred Tax (liability)	(2,805)	(1,954)
Net Deferred Tax (assets)	2,515	2,053

At December 31, 2004, the net deferred tax balance was €–290 million (2003: €+98 million). The €388 million decrease was mainly due to €338 million of deferred tax assets relating to foreign exchange hedging at January 1, 2004 being reclassified as shareholders’ equity following the completion of the transaction that was the origin of these assets.

The change in the deferred tax position between 2003 and 2004 breaks down as follows:

(in euro millions)

Net Deferred tax at January 1st,	98
Profit and loss impact	(296)
Shareholders’ equity	(5)
Change in scope	415
Impact of foreign currency fluctutations	(45)
Other (a)	(458)
Net Deferred tax at December 31,	(290)

(a) Included €338 million reclassified from AXA SA deferred tax assets to equity (please see comment above).

FINANCIAL STATEMENTS 247

[	Financial statements

II. Income tax expenses

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

French income tax (expense) benefit:	(361)	(276)	(152)
– Current	(452)	(202)	(19)
– Deferred	90	(74)	(133)
Foreign income tax (expense) benefit:	(1,010)	(260)	(274)
– Current	(624)	(27)	79
– Deferred	(386)	(232)	(353)
GRAND TOTAL	(1,372)	(536)	(426)

Changes in income tax expenses between 2003 and 2004 break down as follows:

(in euro millions)

Current income tax receivable	255
Current income tax payable	(388)
Net income tax at January 1st, 2004	(133)
Cash payments	422
Profit and loss impact	(1,075)
Shareholders’ equity	–
Change in scope	10
Impact of foreign currency fluctuations	15
Other	196
Current income tax receivable	409
Current income tax payable	(975)
Net income tax at December 31, 2004	(566)

Provisions for income taxes are different from the amounts determined by multiplying pre-tax income by the French statutory income tax rate (35.43% in 2004, 2003 and 2002).

The reconciliation between the theoretical and actual tax charges is presented below.

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Income tax expense at French statutory base rate	(1,465)	(617)	(609)
Impact of different foreign statutory rates	97	85	5
Impact of difference between the statutory tax rate and
the effective tax rate	106	96	(7)
Permanent differences relating to:
– Investments	170	148	495
– Operating expenses and other	(279)	(275)	(271)
Utilization of losses carried forward	(2)	27	(38)
INCOME TAX EXPENSE	(1,372)	(536)	(426)

In 2004, the difference between the theoretical and actual tax charges was mainly due to:

  €170 million of permanent differences on financial revenues and charges mostly relating to definitive tax savings at AXA SA due to the deduction of previously non-deductible losses (€110 million),
  €279 million of permanent differences on other revenues and charges, mainly relating to (i) cumulative goodwill amortization. and (ii) the partial release of the provision booked in 2000 on the dilution gain realized at the time of the Sanford Bernstein acquisition (€147 million),
  €106 million of differences and the impact of tax rate changes including (i) the change in the tax rate on France Life & Savings and France Property & Casualty (€28 million), (ii) the impact of the difference between the 30% theoretical tax rate and actual tax rate (0-30%) applied in the various UK Life & Savings entities (€54 million).

In 2003, the difference between the theoretical and actual tax charge was mainly due to the parent subsidiary tax regime in France (€82 million), and the release of a deferred tax liability in the United States following a review of deferred tax positions (€211 million), partly offset by a deferred tax depreciation in Japan (€149 million).

Some companies in the AXA Group are subject to examination by tax authorities. Reserves booked for the tax issues that have not been contested by the Group are evaluated as appropriate.

At December 31, 2004, AXA’s consolidated deferred tax assets, net of valuation allowances, included tax benefits attributable to tax loss carryforwards of €609 million (2003: €595 million). The principal countries and entities with tax loss carryforwards at December 31, 2004 included Japan (€122 million vs. €153 million in 2003), the UK (€280 million vs. €330 million in 2003), Germany (€51 million), and Australia and New Zealand (€43 million vs. €10 million in 2003).

FINANCIAL STATEMENTS 249

[	Financial statements

21. Non-subordinated debts instruments issued

(At December 31, in euro millions)

	2004	2003

FINANCING DEBT	2,964	4,459
AXA, The Company
Euro Medium Term Notes, 6.0%, due through 2013	1,008	1,350
ORAN bonds (bonds redeemable in shares or cash)	–	1,389
Commercial Paper	–	120
Other	5	9
AXA Financial, Inc.
Senior Notes, 7.75% due 2010	351	378
Senior Notes, 7.0% due 2028	255	276
Senior Notes, 6.5% due 2008	183	198
Senior Notes, 9.0% due 2004	–	237
Senior Notes MONY, 8.35% due through 2010	253	–
MONY Group Inc. Notes due through 2005	210	–
AXA UK Holdings
GRE Loans Notes, 6.625%, due 2023	219	219
Equitable Life
Mortgage Notes, 4.92% / 12% due through 2017	257	277
Closed-Block Mony, 6.44% due 2017	220	–
Other financing debt	3	6
OPERATING DEBT	675	697
Alliance Capital
Senior Notes, 5.625% due 2006	299	320
French banks
AXA Banque	8	41
AXA SA operating debts on behalf of its French, UK and German subsidiaries	215	162
Other Financial Services in France
Fonds immobilier Paris Office Funds (FIPOF)	61	62
Other	92	112
TOTAL	3,639	5,156

At December 31, 2004, aggregate maturities of non-subordinated debt issued by AXA and its subsidiaries based on required payment of principal at maturity was €925 million in 2005, €315 million in 2006, €0.5 million in 2007, €213 million in 2008, €0.5 million in 2009 and €2,185 million thereafter.

Non-subordinated debt decreased by €1,517 million in 2004, or €1,325 million at constant exchange rate. Movements in exchange rate therefore had a €192 million positive impact.

This decrease was mainly due to a fall in financing debt (€–1,327 million), resulting mostly from:

  the redemption on July 22, 2004 of ORAN bonds (bonds redeemable in either shares or cash) issued by AXA in September 2003 to finance the MONY acquisition. Redemption took place through the issuance of one new ordinary AXA share for each ORAN, i.e. a total issuance amount of €1,389 million after elimination of intra-Group financing, the redemption of EMTNs issued in 2002 as part of the Euro Medium Term Note program (€312 million), the redemption of all commercial paper (€120 million),
  the maturing of AXA Financial’s senior bonds (€237 million), partly offset by the issuance of senior bonds by AXA Financial (€463 million) and Equitable Life (€220 million) as part of the MONY transaction.

22. Amounts Owed to Credit Institutions

	(At December 31, in euro millions)

	2004	2003

FINANCING DEBT	17	29
Other	17	29
OPERATING DEBT	4,519	2,806
Other financial services in France:
Compagnie Financière de Paris	–	17
AXA Banque	90	266
Other financial services in Germany:
Colonia Bausparkasse	–	190
AXA Vorsorgebank	301	241
Other financial services in Belgium:
AXA Bank Belgium	4,128	2,090
Other	–	2
Bank overdrafts	636	1,016
TOTAL	5,172	3,851

The increase in amounts owed to credit institutions in 2004 (€1,321 million) was due to:

  a €2,037 million increase in debt at AXA Bank Belgium in 2004, mainly due to its credit spread portfolio on which total debt was €3,464 million. These instruments are used to manage the liquidity of the Belgian banking business, a €176 million reduction in operating debt at AXA Banque and a €190 million reduction in operating debt in Germany following the disposal of AXA Bausparkasse in 2004, a reduction of around €380 million in bank overdrafts across the whole Group.

FINANCIAL STATEMENTS 251

[	Financial statements

23. Segment information and technical results

23.1. Gross written premiums and financial revenues

The following table presents AXA’s consolidated gross premiums and financial services revenues by segment:

GROSS WRITTEN PREMIUMS AND FINANCIAL REVENUES	(Years ended December 31, in euro millions)

	2004	2003	2002

LIFE & SAVINGS	47,063	46,799	48,586
Direct premiums	44,312	42,342	46,531
Reinsurance assumed	1,930	3,944	1,696
Other	821	513	539
France	11,893	10,882	10,423
United States	12,880	13,732	12,726
United Kingdom	6,309	5,831	8,362
Japan	5,526	6,078	6,428
Germany	3,499	3,428	3,140
Belgium	2,203	2,050	1,629
Other countries	4,753	4,798	5,877
PROPERTY & CASUALTY	17,852	17,098	15,948
Direct premiums written	17,536	16,655	15,569
Reinsurance assumed	273	408	367
Other	42	35	12
France	4,895	4,640	4,383
Germany	2,796	2,847	2,843
United Kingdom (and Ireland since January 1, 2004)	4,469	3,664	2,749
Belgium	1,430	1,405	1,395
Other countries	4,262	4,543	4,577
INTERNATIONAL INSURANCE	3,371	3,972	5,762
Direct premiums written	1,036	1,180	1,276
Reinsurance assumed	2,320	2,776	4,464
Other	15	16	22
AXA RE	1,056	1,913	3,472
AXA Corporate Solutions Assurance	1,506	1,550	1,762
AXA Cessions	94	87	100
AXA Assistance	475	408	397
Others	240	14	30
ASSET MANAGEMENT	3,087	2,922	3,411
Alliance Capital	2,312	2,311	2,778
AXA Investment Managers	776	611	633
OTHER FINANCIAL SERVICES	791	836	1,020
French banks	153	139	134
German banks	56	122	117
AXA Bank Belgium	578	539	717
Other	5	37	52
TOTAL	72,164	71,628	74,727

23.2. Segment Information

The following tables set out the analysis of technical result by insurance segment:

LIFE & SAVINGS			(in euro millions)

	Gross written premiums			Insurance
	Years ended December 31,			reserves
	2004	2003	2002	at December 31, 2004

Retirement/annuity/investment contracts
- individual	25,510	25,433	24,136	201,675
- group	4,174	4,674	5,298	35,870
Life contracts (including endowment contracts)	9,938	10,043	10,481	76,977
Health contracts (a)	4,590	4,064	6,067	11,530
Other (a)	2,030	2,073	2,065	15,835
SUB-TOTAL	46,242	46,286	48,048	341,886
Fees, commissions and other revenues	821	513	539
TOTAL	47,063	46,799	48,586
Total gross premiums include:
- Assets backing contracts with financial risk borne
by policyholders (unit-linked)	16,415	15,022	14,344	113,998
- UK “With-Profit” business	1,034	1,288	3,128	30,282

(a) Health business included in 2002 W866 million of premiums from group protection segment presented in 2003 and 2004 on “other”.

PROPERTY & CASUALTY			(in euro millions)

	Gross written premiums			Insurance
	Years ended December 31,			reserves
	2004	2003	2002	at December 31, 2004

Personal line
Automobile	5,889	5,550	5,686	10,390
Property damage	2,626	2,205	2,273	2,324
Other	2,359	2,083	1,548	4,698
Commercial line
Automobile	1,244	1,258	1,252	2,068
Property damage	2,031	2,265	2,078	2,244
Liability	1,320	1,242	1,111	5,004
Other	2,008	1,666	1,179	5,408
Other	333	794	808	1,785
SUB-TOTAL	17,810	17,063	15,936	33,921
Fees, commissions and other revenues	42	35	12
TOTAL	17,852	17,098	15,948

INTERNATIONAL INSURANCE			(in euro millions)

	Gross written premiums			Insurance
	Years ended December 31,			reserves
	2004	2003	2002	at December 31, 2004

Property damage	1,450	1,746	2,852	2,978
Automobile, Maritime, Aviation	680	705	1,235	2,624
Casualty / Liability	604	608	689	3,437
Assistance	475	408	397	192
Other	148	489	566	1,120
SUB-TOTAL	3,356	3,956	5,740	10,351
Fees, commissions and other revenues	15	16	22
TOTAL	3,371	3,972	5,762

FINANCIAL STATEMENTS 253

[	Financial statements

23.3. Consolidated Statements of Income by activity

The tables below set out AXA’s consolidated statements of income by activity:

					(in euro millions)

	Years ended December 31, 2004
	Life &	Property &	International	Asset	Other	Holding	Inter-
	Savings	Casualty	Insurance	Management	financial	companies	segments	Total
					services		eliminations
	Data before intersegment eliminations

Gross written premiums	46,251	17,903	3,465	–	–	–	(211)	67,407
Revenues from banking activities	–	–	–	–	821	–	(30)	791
Other revenues	821	42	15	3,364	–	–	(277)	3,966
Gross written premiums and
financial services revenues	47,071	17,945	3,480	3,364	821	–	(518)	72,164
Change in unearned premiums reserve	21	(250)	318	–	–	–	(41)	47
Net investment results	23,670	1,322	386	411	52	(376)	97	25,562
Total revenues	70,762	19,017	4,185	3,775	873	(376)	(463)	97,773
Insurance benefits and claims	(62,451)	(12,083)	(2,819)	–	–	–	208	(77,145)
Reinsurance ceded, net	17	(665)	(401)	–	–	–	(15)	(1,064)
Insurance acquisition expenses	(2,888)	(3,085)	(283)	–	–	–	17	(6,239)
Bank operating expenses	–	–	–	–	(472)	–	18	(454)
Administrative expenses	(2,885)	(1,746)	(339)	(2,589)	(280)	(99)	234	(7,704)
Total benefits, claims and
other deductions	2,553	1,439	342	1,186	121	(475)	–	5,167
Income tax expense	(758)	(408)	(104)	(178)	(96)	172	–	(1,372)
Income after income tax expense	1,795	1,031	239	1,008	25	(303)	–	3,796
Equity in income from affiliated entities	44	30	1	–	1	–	–	76
Amortization of goodwill, net	(342)	(141)	(11)	(534)	(3)	–	–	(1,031)
Minority interests	(107)	(13)	(2)	(210)	(1)	11	–	(321)
NET INCOME	1,390	907	227	265	22	(292)	–	2,519

					(in euro millions)

	Years ended December 31, 2003
					Other		Inter-
	Life &	Property &	International	Asset	financial	Holding	segments	Total
	Savings	Casualty	Insurance	Management	services	companies	eliminations
	Data before intersegment eliminations

Gross written premiums	46,299	17,093	4,065	–	–	–	(151)	67,306
Revenues from banking activities	–	–	–	–	850	–	(30)	820
Other revenues	513	35	16	3,199	16	–	(277)	3,503
Gross written premiums and
financial services revenues	46,812	17,128	4,081	3,199	866	–	(458)	71,628
Change in unearned premiums reserve	(6)	(231)	559	–	–	–	(2)	320
Net investment results	25,773	1,075	339	(28)	174	(423)	26	26,935
Total revenues	72,579	17,972	4,979	3,171	1,040	(423)	(434)	98,883
Insurance benefits and claims	65,926	(12,060)	(3,481)	–	–	–	150	(81,317)
Reinsurance ceded, net	84	(495)	(701)	–	–	–	(1)	(1,113)
Insurance acquisition expenses	(2,797)	(2,727)	(290)	–	–	–	16	(5,798)
Bank operating expenses	–	–	–	–	(519)	–	16	(502)
Administrative expenses	(2,457)	(1,865)	(313)	(2,769)	(323)	(93)	253	(7,567)
Total benefits, claims and
other deductions	1,483	826	194	402	199	(516)	–	2,587
Income tax expense	(289)	(194)	(41)	(98)	(55)	140	–	(536)
Income after income tax expense	1,194	632	154	304	144	(376)	–	2,051
Equity in income from affiliated entities	19	24	–	–	(2)	1	–	41
Amortization of goodwill, net	(423)	(172)	(5)	(241)	(3)	–	–	(844)
Minority interests	(119)	(35)	(7)	(87)	–	5	–	(243)
NET INCOME	671	448	142	(24)	138	(371)	–	1,005

FINANCIAL STATEMENTS 255

[	Financial statements

(in euro millions)

						(in euro millions)

	Years ended December 31, 2002
					Other		Inter-
	Life &	Property &	International	Asset	financial	Holding	segments	Total
	Savings	Casualty	Insurance	Management	services	companies	eliminations
	Data before intersegment eliminations

Gross written premiums	48,080	15,969	5,844	–	–	–	(169)	69,723
Revenues from banking activities	–	–	–	–	1,038	–	(26)	1,012
Other revenues	539	12	28	3,724	8	–	(319)	3,992
Gross written premiums and
financial services revenues	48,619	15,981	5,872	3,724	1,046	–	(514)	74,727
Change in unearned premiums reserve	(16)	(307)	(58)	–	–	–	(2)	(382)
Net investment results	(10,684)	1,230	396	233	98	(33)	47	(8,713)
Total revenues	37,920	16,904	6,210	3,957	1,144	(33)	(470)	65,632
Insurance benefits and claims	(30,958)	(12,038)	(5,035)	–	–	–	110	(47,922)
Reinsurance ceded, net	288	(229)	(638)	–	–	–	57	(523)
Insurance acquisition expenses	(2,806)	(2,754)	(351)	–	–	–	20	(5,891)
Bank operating expenses	–	–	–	–	(625)	–	25	(600)
Administrative expenses	(2,688)	(1,658)	(367)	(2,952)	(335)	(177)	259	(8,098)
Total benefits, claims and
other deductions	1,575	224	(182)	1,005	184	(210)	–	2,597
Income tax expense	(119)	(153)	43	(140)	(64)	8	–	(426)
Income after income tax expense	1,456	71	(139)	865	120	(202)	–	2,171
Equity in income from affiliated entities	(7)	19	(1)	–	14	(2)	–	23
Amortization of goodwill, net	(319)	(113)	(27)	(405)	(14)	–	–	(877)
Minority interests	(68)	5	(9)	(242)	(1)	(53)	–	(368)
NET INCOME	1,063	(19)	(176)	218	119	(257)	–	949

Total

23.4. Technical results

The table below summarizes AXA’s technical results:

LIFE & SAVINGS SEGMENT				(in euro millions)

	Years ended December 31,
	2004			2003	2002
	Gross	Cessions and
		retrocessions	Net	Net	Net

Gross written premiums	46,251	(820)	45,430	45,560	47,271
Change in unearned premium reserves	21	–	21	(6)	(16)
Net investment result included
in technical result	12,054	–	12,054	10,032	6,340
Net change in assets backing contracts
with financial risk borne
by policyholders (unit-linked)	10,583	–	10,583	14,949	(17,576)
Claims paid	(39,232)	628	(38,604)	(36,025)	(38,641)
Change in claims reserves	(223)	58	(165)	(79)	(80)
Change in future policy benefits	(4,003)	42	(3,960)	(3,076)	4,506
Change in liabilities with financial risk
borne by policyholders (unit-linked)	(11,211)	(7)	(11,218)	(19,376)	6,537
Change in other technical reserves	35	(7)	28	(142)	70
Policyholders’ bonuses	(7,772)	31	(7,741)	(6,456)	(2,302)
Acquisition costs	(2,825)	–	(2,825)	(2,736)	(2,777)
Administrative expenses	(2,727)	–	(2,727)	(2,332)	(2,671)
Commissions received from reinsurers	–	91	91	57	73
Change in equalization reserves	(45)	–	(45)	(6)	(24)
Technical result	906	17	922	365	710
Net investment result – other			1,033	792	553
Other revenues, net of benefits,
claims and other deductions			598	326	313
Income before income tax expense			2,553	1,483	1,575

FINANCIAL STATEMENTS 257

[	Financial statements

PROPERTY & CASUALTY SEGMENT				(in euro millions)

	Years ended December 31,
	2004			2003	2002
		Cessions and
	Gross	retrocessions	Net	Net	Net

Gross written premiums	17,903	(991)	16,912	16,035	14,796
Change in unearned premium reserves	(250)	(6)	(256)	(214)	(335)
Net investment result included
in technical result	1,056	–	1,056	853	999
Claims paid	(11,139)	689	(10,450)	(10,683)	(10,527)
Change in claims reserves	(851)	(468)	(1,319)	(826)	(647)
Change in future policy benefits	1	–	1	–	12
Change in other technical reserves	(49)	(19)	(67)	(83)	(51)
Acquisition costs	(3,085)	–	(3,085)	(2,727)	(2,751)
Administrative expenses	(1,708)	–	(1,708)	(1,825)	(1,658)
Commissions received from reinsurers		131	131	114	142
Change in equalization reserves	(45)	–	(45)	(35)	3
Technical result	1,833	(665)	1,169	608	(15)
Net investment result – other			266	222	230
Other revenues, net of benefits,
claims and other deductions			4	(5)	9
Income before income tax expense			1,439	826	224

INTERNATIONAL INSURANCE SEGMENT				(in euro millions)

	Years ended December 31,
	2004			2003	2002
		Cessions and
	Gross	retrocessions	Net	Net	Net

Gross written premiums	3,465	(1,035)	2,430	2,658	3,979
Change in unearned premium reserves	318	(137)	181	563	(123)
Net investment result included
in technical result	303	–	303	270	340
Claims paid	(3,132)	742	(2,390)	(2,711)	(3,974)
Change in claims reserves	487	(75)	411	(254)	(312)
Change in future policy benefits	(210)	–	(210)	9	(35)
Change in other technical reserves	3	–	3	7	(4)
Acquisition costs	(284)	–	(284)	(290)	(351)
Administrative expenses	(335)	–	(335)	(310)	(363)
Commissions received from reinsurers	–	105	105	208	572
Change in equalization reserves	33	–	33	(39)	11
Technical result	649	(401)	248	112	(261)
Net investment result – other			83	69	56
Other revenues, net of benefits,
claims and other deductions			12	13	24
Income before income tax expense			342	194	(182)

24. Net Investment Result

											(in euro millions)

	Years ended December 31,
	Insurance			Financial services			Holding companies			Intersegments eliminations			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Net investment income on:	12,592	12,137	12,714	(1)	(45)	(44)	(505)	(446)	(457)	97	26	47	12,184	11,671	12,260
Fixed maturities	8,450	8,132	8,462	–			3	15	7	(47)	(17)	(17)	8,407	8,131	8,453
Equity investments	2,360	2,139	1,915	21	13	7	25	67	35	–	–	–	2,407	2,219	1,958
Mortgage, policy and other loans	1,228	1,276	1,528	–	–	–	8	9	7	(211)	(222)	(178)	1,025	1,063	1,357
Real Estate	744	764	824	1	(3)	2	–	(1)	(1)	–		–	745	761	825
Other invested assets (b)	791	631	822	37	11	16	320	230	386	(337)	(153)	(215)	812	720	1,009
Interest expenses (b)	(315)	(236)	(274)	(43)	(45)	(58)	(836)	(755)	(862)	478	333	361	(716)	(702)	(832)
Other investment expenses	(667)	(569)	(564)	(18)	(22)	(12)	(24)	(13)	(30)	214	84	96	(495)	(520)	(510)
Investment gains/(losses), net of valuation
allowances on:	2,203	101	(4,196)	464	191	376	128	23	424	–	–	–	2796	315	(3,396)
Fixed maturities	627	52	726	48	145	46	(7)	(4)	(10)	–	–	–	668	193	762
Equity investments	986	(136)	(5,457)	415	27	361	104	34	446	–	–	–	1,505	(74)	(4,650)
Mortgage, policy and other loans	(53)	(36)	(108)	–	–	–	–		(12)	–	–	–	(54)	(37)	(120)
Real Estate	691	224	557		3	10	–	–	1	–	–	–	691	227	567
Other	(47)	(3)	87	1	16	(41)	31	(7)	(1)	–	–	–	(16)	6	45
Change in fair value of assets backing contracts
with financial risk borne by policyholders
(unit-linked) (net)	10,583	14,949	(17,576)	–	–	–	–	–	–	–	–	–	10,583	14,949	(17,576)
Net investment result (a)	25,378	27,187	(9,058)	463	146	331	(376)	(423)	(33)	97	26	47	25,562	26,935	(8,713)

(a)	Amounts do not include investment income and investment expenses from the banking operations, which are included in "Revenues from banking activities" and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”.
(b)	Interest expenses borne by holdings is net of other investment expenses.

										(in euro millions)

	Years ended December 31,
	Life & savings			Property & Casualty			International Insurance			Total Insurance
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Net investment income on:	10,943	10,539	10,997	1,364	1,279	1,375	286	319	342	12,592	12,137	12,714
Fixed maturities	7,334	7,084	7,336	868	787	849	249	261	278	8,450	8,132	8,462
Equity investments	1,968	1,762	1,545	364	353	348	29	24	23	2,360	2,139	1,915
Mortgage, policy and other loans	1,145	1,196	1,385	40	51	113	42	29	30	1,228	1,276	1,528
Real Estate	603	621	667	123	134	139	19	8	18	744	764	824
Other invested assets	602	455	678	147	113	75	42	64	69	791	631	822
Interest expenses	(227)	(152)	(183)	(23)	(38)	(53)	(65)	(46)	(38)	(315)	(236)	(274)
Other investment expenses	(482)	(427)	(431)	(154)	(121)	(94)	(30)	(21)	(38)	(667)	(569)	(564)
Investment gains/(losses), net of valuation
allowances on:	2,144	285	(4,105)	(42)	(204)	(145)	101	20	54	2,203	101	(4,196)
Fixed maturities	584	(7)	532	10	5	88	33	53	106	627	52	726
Equity investments	1,020	150	(5,047)	(97)	(273)	(298)	63	(13)	(113)	986	(136)	(5,457)
Mortgage, policy and other loans	(51)	(36)	(106)	(2)	(1)	(1)	–	–	–	(53)	(36)	(108)
Real Estate	635	156	474	56	68	75	–	–	8	691	224	557
Other	(43)	21	43	(9)	(4)	(9)	5	(20)	53	(47)	(3)	87
Change in fair value of assets backing contracts
with financial risk borne by policyholders
(unit-linked) (net)	10,583	14,949	(17,576)	–	–	–	–	–	–	10,583	14,949	(17,576)
Net investment result	23,670	25,773	(10,684)	1,322	1,075	1,230	386	339	396	25,378	27,187	(9,058)

FINANCIAL STATEMENTS 259

[	Financial statements

As in 2003, 2004 brought good performance in the financial markets, with two principal impacts on the net investment result:

  The higher market value of assets backing contracts with financial risk borne by policyholders (unit-linked)had a €10.6 billion positive impact on the net investment result of Life & Savings insurance companies (2003: €14.9 billion and 2002: € –17.6 billion).
  Capital gains, net of valuation allowances, totalled € 2.8 billion, as opposed to €315 million in 2003 and net capital losses of €3.4 billion in 2002. These figures included a €1.7 billion impact (2003: €1.1 billion) from the change in market value on “With-Profit” assets in the UK (accounted for at market value in the balance sheet, excluding the positive impact of investment revenues), lower valuation allowances for the impairment of equity securities and investment funds (€388 million versus €2 billion in 2003), and a €1.8 billion release from valuation allowances in 2004 (2003: €0.9 billion).

25. Reinsurance

The components of reinsurance ceded as presented in the consolidated statements of income are summarized as follows:

												(in euro millions)

	Years ended December 31,
	Life & Savings			Property & Casualty			International			Intersegments			Total
							Insurance			eliminations			Insurance
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Premiums ceded
and retroceded	(820)	(740)	(809)	(991)	(1,058)	(1,172)	(1,035)	(1,407)	(1,865)	169	132	169	(2,678)	(3,073)	(3,678)
Change in unearned
premium reserve
ceded	29	95	139	(25)	18	(39)	(137)	5	(60)	46	5	10	(87)	123	49
Insurance benefits
and claims ceded	717	672	885	221	432	840	667	494	716	(218)	(131)	(110)	1,388	1,467	2,331
Commissions
received from
reinsurers	91	57	73	131	114	142	105	208	572	(13)	(8)	(12)	314	371	774
REINSURANCE
CEDED,NET	17	84	288	(665)	(495)	(229)	(401)	(701)	(638)	(15)	(1)	57	(1,064)	(1,113)	(523)

The strong increase in reinsurance ceded in the International Insurance business in 2004 was partly offset by a decrease in Property & Casualty and Life & Savings segments. These movements were mainly due to the following factors:

  In Property & Casualty insurance, the fall in reinsurance ceded mainly concerned France, and resulted from reduced claims recovery due to improved gross claims experience (mainly in natural catastrophes) and the increased use of non-proportional treaties,
  In International Insurance, the improvement in reinsurance ceded results took place mainly at AXA RE, and was due to high claims recovery as a result of major losses in 2004 (particularly U.S. hurricanes and typhoon Songda in Japan).

26. Operating charges

The analysis of operating expenses below does not include those relating to banking activities, which are presented separately in the income statement.

The tables below break down operating charges by nature of expenses and by classification. Each classification of operating expenses corresponds to the main functions within an insurance company. Financial services-related expenses incurred by the insurance companies are included under “administrative expenses”.

							(in euro millions)

	Years ended December 31, 2004
					Assets	Other
	Life &	Property &	International	Total	Mana-	financial	Holding	Intersegments
	Savings	Casualty	Insurance	Insurance	gement	services	companies	eliminations	TOTAL

Insurance acquisition expenses(a)	(2,888)	(3,085)	(283)	(6,256)	–	–	–	17	(6,239)
Acquisition costs(b)	(4,092)	(3,223)	(287)	(7,601)	–	–	–	17	(7,584)
Insurance claims expenses(c)	(341)	(858)	(509)	(1,708)	–	–	–	4	(1,704)
Investment management expenses(d)	(120)	(26)	(7)	(153)	–	–	–	23	(129)
Administrative expenses	(2,885)	(1,746)	(339)	(4,971)	(2,589)	(280)	(99)	234	(7,704)
TOTAL BY DESTINATION	(7,438)	(5,853)	(1,142)	(14,433)	(2,589)	(280)	(99)	279	(17,121)
TOTAL BY NATURE	(7,438)	(5,853)	(1,142)	(14,433)	(2,589)	(280)	(99)	279	(17,121)
Including:
Salaries and benefits	(2,284)	(1,386)	(282)	(3,951)	(1,193)	(124)	(144)	1	(5,412)
Depreciation	(150)	(435)	(14)	(598)	(62)	(13)	(24)	–	(697)
Commissions	(3,126)	(3,001)	(532)	(6,658)	–	–	–	28	(6,631)
Other charges	(1,879)	(1,032)	(315)	(3,225)	(1,334)	(143)	70	251	(4,381)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

FINANCIAL STATEMENTS 261

[	Financial statements

							(in euro millions)

	Years ended December 31, 2003
					Assets	Other
	Life &	Property &	International	Total	Mana-	financial	Holding	Intersegments	TOTAL
	Savings	Casualty	Insurance	Insurance	gement	services	companies	eliminations

Insurance acquisition expenses(a)	(2,797)	(2,727)	(290)	(5,814)	–	–	–	16	(5,798)
Acquisition costs(b)	(3,896)	(2,820)	(290)	(7,007)	–	–	–	16	(6,991)
Insurance claims expenses(c)	(339)	(914)	(731)	(1,984)	–	–	–	4	(1,980)
Investment management expenses(d)	(203)	(26)	(7)	(236)	–	–	–	75	(161)
Administrative expenses	(2,457)	(1,865)	(313)	(4,635)	(2,769)	(323)	(93)	253	(7,567)
TOTAL BY DESTINATION	(6,895)	(5,625)	(1,341)	(13,861)	(2,769)	(323)	(93)	348	(16,699)
TOTAL BY NATURE	(6,895)	(5,625)	(1,341)	(13,861)	(2,769)	(323)	(93)	348	(16,699)
Including:
Salaries and benefits	(2,085)	(1,800)	(301)	(4,185)	(1,089)	(144)	(136)	1	(5,554)
Depreciation	(187)	(63)	(21)	(271)	(71)	(12)	(17)	–	(371)
Commissions	(2,773)	(2,703)	(756)	(6,232)	–	–	–	31	(6,201)
Other charges	(1,850)	(1,060)	(263)	(3,173)	(1,609)	(166)	59	316	(4,573)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

							(in euro millions)

	Years ended December 31, 2002
					Assets	Other
	Life &	Property &	International	Total	Mana-	financial	Holding	Intersegments
	Savings	Casualty	Insurance	Insurance	gement	services	companies	eliminations	TOTAL

Insurance acquisition expenses(a)	(2,806)	(2,754)	(351)	(5,912)	–	–	–	20	(5,891)
Acquisition costs (b)	(3,775)	(2,806)	(351)	(6,932)	–	–	–	20	(6,911)
Insurance claims expenses (c)	(382)	(932)	(1,041)	(2,355)	–	–	–	5	(2,349)
Investment management expenses(d)	(248)	(33)	(11)	(292)	–	–	–	126	(166)
Administrative expenses	(2,868)	(1,658)	(367)	(4,892)	(2,952)	(335)	(177)	259	(8,098)
TOTAL BY DESTINATION	(7,273)	(5,429)	(1,769)	(14,471)	(2,952)	(335)	(177)	411	(17,525)
TOTAL BY NATURE	(7,273)	(5,429)	(1,769)	(14,471)	(2,952)	(335)	(177)	411	(17,525)
Including:
Salaries and benefits	(2,241)	(1,748)	(288)	(4,277)	(1,237)	(150)	(61)	1	(5,723)
Depreciation	(240)	(64)	(26)	(330)	(73)	(15)	(11)	–	(429)
Commissions	(2,559)	(2,690)	(1,088)	(6,337)	–	–	–	32	(6,305)
Other charges	(2,233)	(928)	(366)	(3,528)	(1,642)	(171)	(104)	378	(5,067)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

Employee data

The following table presents employee data for AXA for the year ended December 31, 2004:

	Number of employees(a)	Salaries and benefits
		(in euro millions)

Life & Savings and Property & Casualty (b)	58,712	(3,669)
International Insurance	5,610	(282)
Financial Services and Holding companies (b)	12,017	(1,460)
TOTAL	76,339	(5,412)

(a)	The employees of proportionally consolidated entities are included according to the percentage of consolidation.
(b)	Employees of AXA Belgium provide services for both the insurance and banking activities. The breakdown is not available.

On a comparable basis (76,427 staff at January 1, 2004), the number of employees was stable. To obtain this comparable basis, figures were restated mainly for MONY staff in the U.S. (up 1,685 staff) and staff in the German banking business AXA Bausparkasse (–134 staff).

The UK recorded an increased number of employees (up 619 or +5%), linked to the development of the call center in India (AXA Business Services). Following the integration of AXA Assistance Morocco, which was previously equity-accounted, and the growth in the assistance business in Germany and Italy, AXA Assistance recorded an increase of its employee number (up 378 or 12%).

These increases were offset by slight reductions in many countries: Germany (down 171), Belgium (down 155), the Netherlands (down 197) and at AXA RE (down 169) and AXA Corporate Solutions Assurance (down 160).

Remuneration of the Management and Officers

The aggregate remuneration of the Executive Officers of the consolidating entity paid in relation to their services1 in the controlled entities amounted to €26 million (€11 million for the Management Board and €15 million for the Executive Committee).

The members of the Supervisory Board do not receive remuneration in relation to their services with the exception of fees for attending meetings which total amount paid by the Company is less than €1 million.

There were no pensions or other similar benefits provided to these executives specific to these capacities. There were no advances or loans given to these directors by AXA (the Company) or by any of the entities under AXA’s control.

27. Net Income per Ordinary Share

The Company calculates basic net income per ordinary share and diluted net income per ordinary share:

  The calculation of basic net income per ordinary share assumes no dilution and is based on the weighted average number of ordinary shares outstanding for the period.
  From 2002, the calculation of diluted net income per ordinary share takes into account shares that may be issued as a result of stock option plans and convertible bonds. The effect of stock option plans on the number of fully diluted shares is taken into account only if options are considered to be exercisable on the basis of the average price of AXA share over the period. The effect of convertible bonds (number of shares and income) is integrated in the calculation if it actually generates a dilution of the net income per share.

In 2003, the continued fall in AXA’s average stock price from €17.8 to €14.1 meant that 35 million shares relating to stock options (2002: 37 millions) were not included in the calculation of the weighted average number of shares on a fully diluted basis.

(1) 2004 remuneration includes 2003 variable remuneration paid in 2004.

COMPTES CONSOLIDES 263

[	Financial statements

In 2004, taking into account AXA’s average stock price, 44 million shares relating to stock options were not included in the calculation of the weighted average number of shares on a fully diluted basis. This difference is mainly due to a new stock option plan (March 2004, relating to 10 million shares).

In addition, to finance the MONY acquisition, ORAN bonds were redeemed on July 22, 2004 through the issuance of one new ordinary AXA share (at a price of €12.75 versus the market price of €17.08) for each ORAN, i.e. a total issuance of 110,245,309 new AXA shares. According to Recommendation 27 of the Ordre des Experts Comptables (French accountants’ association), share issues carried out at a below-market price may give rise to an adjustment to the average number of shares during the period and in each period presented. As a consequence, the loss of value suffered by existing shares represents the existing shareholder’s theoretical subscription right, and the issue can be regarded as a free distribution of shares in the amount of the total value of subscription rights. An adjustment coefficient equal to the pre-transaction share price divided by the theoretical post-transaction value of the shares is applied to the average number of shares in issue in each period.

As a result of these factors, along with the anti-dilutive effect of convertible bond plans, the fully diluted number of shares is 1,910.8 million at December 31, 2004.

The detailed calculation of net income per ordinary share (basic and diluted) is provided below:

	Years ended December 31,
(in euro millions except	2004			2003						2002
ordinary shares in millions)				Proforma(a)			As published			Proforma(a)			As published
	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted
	shares	Income	Earmings	shares	Income	Earmings	shares	Income	Earmings	shares	Income	Earmings	shares	Income	Earmings

Net Income and
Adjusted Earnings
(Group Share)	1,845.23	2,519	2,901	1,790.12	1,005	1,450	1,763.66	1,005	1,450	1,762.18	949	1,357	1,736.13	949	1,357
Net Income and Adjusted
Earnings Per Ordinary
Share (basic)	–	1.37	1.57	–	0.56	0.81	–	0.57	0.82	–	0.54	0.77	–	0.55	0.78
Effect of dilutive
securities
Stock options	5.85	–	–	3.50	–	–	3.50	–	–	2.99	–	–	2.99	–	–
ORAN bonds (bonds
redeemable in shares
or cash)	59.72	–	–	22.97	–	–	22.97	–	–	–	–	–	–	–	–
Convertible Bonds
(2.5% 1999-2014)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Convertible Bonds
(3.75% 2000-2017)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Net Income and
Adjusted Earnings
attributable to ordinary
shares and potentially
dilutive securities	1,910.79	2,519	2,901	1,816.59	1,005	1,450	1,790.12	1,005	1,450	1,765.17	949	1,357	1,739.12	949	1,357
Net Income and Adjusted
Earnings Per Ordinary
Share (diluted)	–	1.32	1.52	–	0.55	0.80	–	0.56	0.81	–	0.54	0.77	–	0.55	0.78

(a)	Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently earning per share over each period can be restated to take into account this event.

28. Financial Instruments

AXA primarily uses derivatives instruments for hedging purposes to manage risks, principally interest rate risk and foreign currency exposure.

					(in euro millions)

	2004			2003
	Net book	Net income	Notional	Net book	Net income	Notional
	value	impact	amount	value	impact	amount

Hedging derivative instruments	134	181	163,904	(225)	120	154,791
Futures/Forward	(100)	(65)	35,870	(559)	(132)	58,171
Options	(163)	(60)	32,053	30	(19)	16,956
Swaps	397	309	94,581	299	273	78,598
Other	–	(3)	1,401	6	(1)	1,065
Other operations	57	(26)	10,721	(16)	(54)	12,145
Financial instruments	191	155	174,625	(240)	66	166,936

At December 31, 2004, the notional amount of all derivative instruments totalled €174.6 billion (2003: €166.9 billion). The estimated net fair value of these derivative instruments at December 31, 2004 totalled €2,060 million (2003: €1,384 million). The use of credit derivatives held in direct (i.e. without taking into account the credit derivatives managed through certain investment funds notably in Japan), is very limited and has no material impact on AXA’s consolidated balance sheet and income statement at December 31, 2004.

While notional amount is the most commonly used measure of volume in the derivatives market, it cannot be used as a measure of risk as the notional amount greatly exceeds the possible credit and market loss that could arise from such transactions. AXA is exposed to the credit risk of the counterparty to the derivative instrument. However, AXA has no credit risk related to notional principal amounts. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of AXA’s exposure to the derivative instruments. AXA’s exposure can be measured through the market value of the derivative contract at a given point in time.

Derivative instruments accounted for as hedging derivatives

					(in euro millions)

	2004			2003
	Net book	Net income	Notional	Net book	Net income	Notional
	value	impact	amount	value	impact	amount

Futures/Forward	(100)	(65)	35,870	(559)	(132)	58,171
Currency futures/forward	(216)	12	4,748	(568)	(126)	11,502
Other futures/forward	116	(76)	31,122	9	(6)	46,669
Options	(163)	(60)	32,053	30	(19)	16,956
Caps, Floors, Collars	(10)	(79)	29,766	12	(38)	15,851
Other options	(152)	19	2,286	17	19	1,105
Swaps	397	309	94,581	299	273	78,598
Rate swaps	201	215	72,536	217	214	64,899
Other swaps	196	93	22,045	82	59	13,699
Other	–	(3)	1,401	6	(1)	1,065
Hedging derivative instruments	134	181	163,904	(225)	120	154,791

FINANCIAL STATEMENTS 265

[	Financial statements

AXA primarily uses derivative instruments for hedging purposes to manage risk, mainly interest rate risk and foreign currency exposures. The risk management and associated hedging strategies are determined and managed by AXA’s local operations in light of both local GAAP and French GAAP requirements. Such hedging strategies include (i) managing interest rate exposures on fixed maturity investments, long term debt and guaranteed interest crediting rates on insurance contracts, (ii) managing foreign currency exposures on foreign currency-denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for AXA’s insurance and banking operations.

At December 31, 2004, the notional amount, net fair value and net carrying value of derivative instruments used by the whole AXA Group totalled €163,904 million (2003: €154,791 million), €1,999 million (2003: €1,383 million) and €134 million (2003: €–225 million) respectively. The impact on AXA’s 2004 consolidated net income was a gain of €181 million (2003: a gain of €120 million).

At December 31, 2004 and based on notional amounts, (i) approximately 58% of the derivative instruments used for hedging purposes consisted of swap contracts, (ii) approximately 22% of the derivative instruments used for hedging purposes consisted of futures / forwards (principally other than foreign currency contracts), and (iii) 20% of the derivatives are options (Caps, Floors and Collars).

Swaps contracts

Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are based on a notional amount. In connection with the use of such derivatives instruments, under French GAAP the balance sheet may include a net receivable or net payable at period-end for cash flow exchanges that have been accrued for but not yet settled as at period-end.

AXA uses primarily (i) interest rate swap contracts to manage cash flows on interest received on investments or interest payments on debt, and to a lesser extent (ii) currency swap contracts to manage foreign currency-denominated cash flows or investments. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments at December 31, 2004 was €94,581 million (2003: €78,598 million), €2,515 million (2003: €1,724 million) and €397 million (2003: €299 million) respectively. The net impact on AXA’s 2004 consolidated net income was a gain of €309 million (2003: a gain of €273 million). At December 31, 2004, interest rate swap contracts accounted for just over 77% of swaps used by AXA (based on notional amounts). Interest rate swaps are used in particular by (i) AXA (the parent company) to hedge its interest rate exposure on debt issued or amounts borrowed and (ii) AXA Bank Belgium mainly to hedge interest rate exposures in connection with its ordinary course of business to achieve an appropriate interest rate spread between the interest earning assets and the interest bearing liabilities. Currency swaps constitute another part of AXA’s hedging strategies to manage foreign currency cash flow exposures, and are primarily used by AXA (the parent company): in this respect, additional hedging of $4 billion was arranged in 2004. Finally, AXA Japan arranged cross currency swaps, particularly to replace the utilization of part of its foreign currency forward contracts.

Forward and future contracts

Forward and future contracts are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded.

On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments at December 31, 2004 were €35,870 million (2003: €58,171 million) € –224 million (2003: €–103 million) and €–100 million (2003: €–559 million) respectively. The net impact on AXA’s 2004 consolidated net income was a charge of €65 million (2003: a charge of €132 million). Non-foreign currency related forward and future contracts accounted for 87% of these instruments (based on notional amounts), and were predominantly used by AXA’s French insurance operations and AXA Bank Belgium to hedge future operating margins. Additionally, AXA’s U.S. insurance operations use forward and futures contracts to hedge certain risks associated with the guaranteed minimum death benefit or guaranteed minimum income benefit features of certain annuity products. At December 31, 2004, products with these features had a total notional value €15,331 million and net amount at risk of €15 million. Foreign currency related forward and future contracts are primarily used in Japan to hedge foreign currency risk associated with foreign currency denominated fixed maturity security investments. In 2004, following the restructuring of the bond portfolio, direct utilization of forward contracts was reduced in Japan, with a move towards cross currency swaps.

Caps/floors

Interest rate caps and floors are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. These products are used to hedge against interest rate increases (caps) or decreases (floors).

The notional amount, net fair value and net carrying value of such instruments at December 31, 2004 were €29,766 million (2003: €15,851 million), €–185 million (2003: €2 million) and €–10 million (2003: €–12 million) respectively. The net impact on income for 2004 was a loss of €79 million (2003: a charge of €38 million). These types of derivatives are used predominantly by AXA’s U.S. and French Life & Savings operations to hedge interest crediting rates on products with guaranteed rates of return and other interest-sensitive products. Income and expenses resulting from these hedges are generally reflected as an adjustment to interest credited to policyholders’ account balances. Any net premium paid on such contracts is amortized on a straight-line basis over the life of the contracts.

Other operations

AXA uses derivative instruments to manage the exposures of its assets and liabilities to interest rate, foreign currency and equity price risks in certain of its operations.

Some derivative instruments are used in connection with economic hedging activities that do not meet certain requirements for hedge accounting under French GAAP and, therefore, are accounted for as other operations.

At December 31, 2004, and in respect of derivative instruments accounted for as other operations, the notional amount and the net fair value was €10,721 million and €61 million, respectively (2003: €12,145 million and €1 million, respectively). The net impact on AXA’s consolidated net income was a charge of €26 million in 2004 (2003: a charge of €54 million); this excludes unrealized gains that are not recognized under French GAAP. The main AXA subsidiary that uses such instruments is AXA Bank Belgium, which uses principally euro-denominated forward rate contracts, as well as interest rate swaps in order to generate short-term trading profits in the ordinary course of its banking activities.

FINANCIAL STATEMENTS 267

[	Financial statements

29. Off Balance Sheet Commitments

					(At December 31, in euro millions)

	Received		Given
			2004					2003
				Due after	Due after
			Due in	one year	three year	Due after
	2004	2003	one year	through	through	five years	TOTAL	TOTAL
			or less	three years	five years

Commitments to finance
Financial institutions	7,821	7,120	5	8	52	16	81	69
Customers	–	4	2,390	–	–	88	2,478	1,803
Of which lines of credit (a)	146	1,625	730	–	–	65	795	900
Guarantees
Financial institutions	234	518	33	483	297	917	1,730	1,991
Customers	2,573	2,479	69	171	3,471	758	4,468	4,489
Other
Pledged assets and Collaterized
commitments	10,191	9,266	4,202	5	5	844	5,055	3,668
Letters of credit	627	168	56	–	17	597	670	1,097
Commitments on sales
currently processed	–	23	–	–	–	–	–	–
Commitments related to construction	–	4	43	98	5	6	152	155
Other engagements	2,931	1,523	359	343	154	3,461	4,316	4,453
TOTAL	24,377	21,103	7,155	1,108	4,000	6,686	18,950	17,723

(a) Not available for 2002.

Off-balance sheet commitments received by AXA totalled €24,377 million at December 31, 2004, an increase of €3,274 million compared to 2003. This increase was mainly due to pleadged assets and collateralized commitments (up €926 million), other commitments received (up €1,408 million) and commitments to finance (up €697 million), and breaks down as follows:

Financing commitments received totalled €7,821 million at December 31, 2004 (2003: €7,124 million), and consisted mainly of:

  AXA SA credit lines (€6,058 million),
  commitments relating to the €312 million of commercial paper issued by Alliance Capital in 1998, with an extension of €73 million in 1999 and a cash facility of around €422 million, bank credit facilities granted to AXA Life Japan as part of its Life & Savings operations (€430 million), the U.S. holding company’s share in a Group cash facility since July 9, 2004 (€367 million), credit facilities received by AXA RE from cedants as part of its reinsurance operations (€95 million).

The €701 million increase in commitments to finance compared to 2003 is mainly due to the €638 million increase in AXA SA credit facilities.

Guarantee commitments totalled €2,807 million (2003: €2,996 million) and consisted mainly of guarantees received from customers of Life & Savings entities (€1,437 million) and Belgian banking entities (€1,139 million) in the form of third-party pledges and mortgages on buildings relating to customer loans.

The fall of €189 million was mainly due to a reduction in letters of credit representing AXA Corporate Solutions Assurance’s reinsurance commitments.

Pledged assets and collaterized commitments totalled €10,191 million at December 31, 2004 (2003: €9,266 million).

Pledged assets represent technical commitments made by reinsurers, mainly to French Life & Savings companies (€259 million) and AXA Corporate Solutions Assurance (€217 million). The €826 million fall in these commitments follows the reclassification of commitments consisting of life insurance contracts used to back loans granted by French banks into the “other commitments received” category.

Collaterized commitments totalled €9,585 million at December 31, 2004 (2003: €7,844 million) and are mainly mortgage collateral given by customers of AXA Bank Belgium on home loans and other professional loans (€9,576 million). They increased by €1,752 million mainly due to higher production of home loans.

Other commitments totalled €2,931 million at December 31, 2004 (2003: €1,523 million), an increase of €1,408 million. This amount breaks down as follows:

  €863 million of securities managed by AXA France Vie on behalf of provident societies (third-party management), a rise of €86 million compared to 2003,
  €347 million of loans of securities to third parties by French life insurance companies. The increase of €217 million is resulting line with the growth observed in this business.
  commitments received by AXA RE mainly: €146 million of guarantees relating to forward currency transactions,
  €54 million transfer commitment on a real estate fund managed by AXA Reim, FDV Venture, and €298 million of notional commitments received on ABR products,
  €826 million of commitments backing life insurance contracts used as collateral for loans granted by French banks, classified as pledged assets in 2003,
  €91 million of collateral received by AXA Bank Belgium as part of its cash management activities, (€–280 million compared to 2003).

Letters of credit totalled €627 million at December 31, 2004 (2003: €168 million), up €459 million compared to 2003 Letters of credit mainly consist of €477 million of new letters of credit relating to the U.S. reinsurance business.

Off-balance sheet commitments given by AXA totalled €18,950 million at December 31, 2004 (2003: €17,723 million). This increase resulted from higher pledged assets and collaterized commitments (up €1,387 million), partly offset by a decrease in letters of credit (down €427 million) and a lower level of guarantee (down €220 million).

Commitments to finance given totalled €2,559 million at December 31, 2004 (2003: €1,872 million) consisting mainly of:

  €2,478 million of commitments to customers (2003: €1,803 million), comprising €1,175 million of commitments relating to home loans made by AXA Bank Belgium (up €276 million due to higher production of home loans), €592 million of credit facilities and overdraft authorizations granted by French banks to their customers (up €66 million

FINANCIAL STATEMENTS 269

[	Financial statements

due to growth in this business) and around €711 million of new commitments representing the commitment for MONY subsidiary Advest relating to transactions carried out with or on behalf of institutional customers. These increases were offset by AXA Versicherung’s withdrawal from unlisted companies in 2004, which cancelled the related financial commitments (€313 million in 2003).

  €81 million of commitments to credit institutions (2003: €69 million) consisting mainly of €43 million of guarantees given on loans granted to French general agents and €27 million of real estate commitments received by AXA France IARD. These guarantees were stable compared to 2003.

Guarantee commitments totalled €6,260 million at December 31, 2004 (2003: €6,479 million), down €–219 million:

  Guarantee commitments given to financial institutions amount to €1,730 million at December 31, 2004 and are mainly made of €914 million of collateral and pledges given by AXA SA to credit institutions, €307 million of capital financing commitments given by AXA Financial to Limited Partnership, €250 million of investment guarantees given by the German holding company as part of the marketing of its real estate funds and €92 million of collateral given by Alliance Capital to a commercial bank in 2002 to guarantee some of Sanford Bernstein’s commitments.
  At December 31, 2003, these commitments totalled €1,991 million, or a €–247 million mainly due to the reduction in guarantee commitments given by AXA Germany concerning the WTC claim (down €103 million).
  Guarantee commitments given to customers totalled €4,468 million at December 31, 2004 and mainly consisted of (i) €3,618 million of mutual fund performance guarantees provided by AXA Banque to funds managed by AXA IM, the fair value of this commitment was nil at December 31, 2004 and (ii) guarantees given by AXA Australia as part of its marketing of mutual funds, guaranteeing that customers will recoup their initial investment. These guarantee commitments were stable compared to December 31, 2003 (€4,489 million).

Pledged assets and real security interests totalled € 5,055 million at December 31, 2004 (2003: €3,668 million).

  Pledged assets consisted mainly of €296 million of collateral on derivatives given as part of the Japanese life insurance operations, €126 million of assets pledged by AXA Germany to WestLB to hedge a dollar-denominated reinsurance liability and €142 million of pledges given to cedants as part of AXA Re’s reinsurance operations.
  Collaterized commitments totalled €4,389 million at December 31, 2004 (2003: €3,081 million) and mainly consisted of €3,382 million of securities pledged by AXA Bank Belgium to financial institutions in respect of repo operations (cash management), along with €689 million of collaterized commitements given to the National Bank of Belgium as security for clearing-house activities. They also included €318 million relating to a transfer by AXA Financial of a real estate asset as collateral for a short-term debt.

Overall, pledged assets and collaterized commitments given increased by €1,387 million due to the €1,332 million increase in securities pledged by AXA Bank Belgium, and the €115 million increase in pledged assets relating to Japanese entities’ derivative transactions, in line with increasing derivative volumes.

Letters of credit given totalled €670 million at December 31, 2004 and are mainly related to international insurance operations, particularly those of AXA RE Paris (€455 million) and AXA RE Finance (€93 million). Such commitments were given in 2001 in connection with future claims settlements arising from the U.S. terrorist attacks of September 11, 2001. The fall in letters of credit was in line with the lower revenues of AXA RE.

Other commitments given totalled €4,316 million at December 31, 2004 (2003: €4,453 million) and consisted mainly of:

  €503 million of commitments given on forward foreign exchange transactions (€152 million), €54 million transfer commitment on a real estate fund managed by AXA Reim, FDV Venture, and €296 million on derivative products hedging ABR contracts. Commitments have been received for an equal amount on these contracts.
  €366 million of commitments on forward financial instruments in the French life insurance business.
  €72 million of compensation commitments granted by AXA France Assurances to a real estate promoter in the event of non motivated refusal to confirm the completion of work of a real estate operation.
  Commitments given by AXA France Vie to the Acacia special-purpose vehicle (€230 million in 2003) are now recognized through the consolidation of this vehicle in the 2004 consolidated financial statements.
   €107 million of commitments given by AXA Bank Belgium as part of its Money Market activity; the fall in these commitments reflecting the fall in cash management activity.

AXA has issued the following subordinated convertible debt instruments (i) €1,524 million 2.5% issued in February 1999 and due in 2014, and (ii) €1,099 million 3.75% issued in February 2000 and due in 2017. At maturity, if such debt instruments are not converted into ordinary shares of AXA, they will be redeemed by AXA at a price in excess of the original issue price per note. This difference totalled €1,049 million at December 31, 2004 after the allocation of a €245 million provision since December 31, 2002.

The scheme governing the financial reorganization of AXA Sun Life in 2001 (the “Scheme”) details arrangements under which assets from the inherited estate, attributed to AXA through the reorganization, may be transferred on a temporary or permanent basis to the “With-Profit” funds as required to support the capital requirements of these funds, as determined under the Scheme. In the case of a temporary transfer, assets and related investment income remain attributable to AXA since they will be returned when they are no longer required to support the capital requirements of the “With-Profit” funds, under the stringent tests set out in the Scheme. If all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of in-force “With-Profit” policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the “With-Profit” funds would result in a charge against the profit and loss account. The maximum amount that could be transferred under the Scheme is capped at the market value of surplus assets in the non-profit funds, which was £1.5 billion (€2.1 billion) at December 31, 2004, before taking into account the transfer described below.

At December 31, 2004, this transfer amounted to £754 million (€1,069 million), corresponding to the total amount transferred on January 1, 2004 plus the corresponding financial revenues. According to the rules of the plan, an annual test must be carried out at least once every 12-month period, possibly resulting in an additional transfer. The test on January 1, 2005 is unlikely to result in an additional transfer.

Current projections, consistent with management’s strategic plans, indicate that these cumulative transfers can reasonably be expected to be returned by the “With-Profit” funds over time and are therefore not permanent.

On September 12, 2001 an agreement was established between AXA and BNP Paribas for a period of three years, under which AXA guaranteed the liquidity of BNP Paribas’ holdings in ordinary shares of Finaxa. In connection with Alliance Capital’s acquisition of Sanford Bernstein in October 2000, former shareholders of Sanford Bernstein received 40.8 million unlisted private units in Alliance Capital, the liquidity of which has been guaranteed by AXA Financial Holding since October 2002. At the end of 2002, former shareholders of Sanford Bernstein sold 8.16 million of these units to AXA Financial. In March and December 2004, they sold a total of 16.32 units to AXA Financial. The remaining 16.32 million Alliance Capital units can be sold at market price to AXA Financial over the next five years, until 2009, but not more than 20% of the original total of 40.8 million units may be sold to AXA Financial in any one annual period.

In addition to other employment-related obligations, various AXA subsidiaries are required to indemnify their employees against certain liabilities and costs that they may incur from time to time in performing activities within the scope of their employment duties. These activities may include, for example, service as a director, officer, agent, general partner, or in a similar capacity for (i) an AXA Group company other than the employee’s principal employer or (ii) a company outside the AXA Group where service is at the request of (or for the benefit of) the Group (e.g. joint ventures, partnerships, or special-purpose investment companies or funds). The potential amount of compensation relating to commitments covered by these obligations cannot be evaluated with any certainty.

FINANCIAL STATEMENTS 271

[	Financial statements

30. Special purposes vehicles

In the ordinary course of conducting business, AXA in the role of investment manager may act as investment adviser in certain asset-backed investment vehicles commonly known as collateralized debt obligations (“CDOs”). CDOs raise capital by issuing debt and equity securities and use the capital to invest in portfolios of interest-bearing securities. These vehicles are structured to take advantage of the yield differential between their assets and liabilities, including fees received and asset management fees spent. Any net losses of the CDO are borne first by the equity owners to the extent of their investments, and then by debt owners in ascending order of subordination. In addition, AXA’s operating entities may from time to time invest directly in some of these CDOs and in CDOs managed by third parties. AXA derives no direct benefit from the total assets within the CDOs other than its direct investment plus any investment management fees, if it is also the investment manager, and cannot utilize those assets in its operations. Neither the creditors nor the equity investors (if any) have any recourse against AXA. AXA’s maximum exposure to loss in these vehicles is limited to its investment and prospective investment management fees (where managed by AXA).

Similarly, AXA may also undertake specific transactions to securitize the value of specific assets on its books, such as real estate or premium receivables. All of these undertakings described in this note can be considered activities conducted through special-purpose vehicles (“SPVs”).

In accordance with CRC regulation 2004-03 of May 4, 2003, SPVs controlled in substance are now consolidated, with the exception of those covered by specific exclusions stated in section 1011 of regulation 2000-05.

At December 31, 2004, and under this regulation, the Acacia SPV was consolidated within the operations of AXA France Vie. The main impact of this was a €250 million increase in AXA’s other debts, and a parallel increase in receivables resulting from insurance operations. Other SPVs controlled in substance by the Group, resulting from sales of receivables and with the purpose of issuing securities whose redemption is backed by acquired receivables – known as Collateralized Debt Obligations or CDOs – are not consolidated. This is because their nature and activities are similar to those of mutual funds representing technical commitments to policyholders, in addition they are partly owned by mutual funds backing technical commitments, finally the risk supported by AXA is limited to its investment in these entities.

At December 31, 2004, the AXA investment in CDOs, being the carrying value included in its consolidated financial statements, totalled €352 million (2003: €200 million) with no additional funding commitments. At such date, these vehicles had total assets of roughly €8.8 billion (2003: €5.3 billion).

31. Related party transactions

From time to time AXA enters into agreements and transactions with its subsidiaries and affiliates for various business purposes including the provision of services and / or financing of operating activities. These agreements are formalized under French regulations as “Groupements d’Intérêt Economique” or Economic Interest Groupings (GIEs). Expenses invoiced to entities through GIEs may be calculated using allocation criteria. In 2003 and 2004, expenses invoiced by GIEs to the Company, its subsidiaries and affiliates amounted to €558 million, as compared to € 626 million in 2002.

GIEs also take care of cash management for the Company, its French subsidiaries and affiliates. At December 31, 2004 the cash managed by GIEs amounted to €11.5 billion (2003: € 8.1 billion).

Members of these GIEs (related parties) consist of the Company, the entities controlled directly or indirectly and the three insurance “mutuelles”1.

The three “mutuelles” mentioned above, along with several entities in the French insurance segment, have signed agreements relating to the management of the “mutuelles” portfolio.

In 2002, Property & Casualty technical results from the brokers network were allocated to AXA Courtage IARD SA and AXA Courtage Assurance Mutuelle through a GIE, in compliance with an existing co-insurance agreement. In 2003, following the restructuring of the French business, this GIE ceased to manage the broker network’s coinsurance. A new co-insurance system was set up to take care of dividing up premiums written by the broker network between AXA Courtage Assurance Mutuelle and AXA France IARD, resulting from the merger between AXA Courtage IARD, AXA Assurances IARD and AXA Conseil IARD.

As part of this co-insurance system, technical results are shared between entities in proportion with their written premiums. Aggregate written premiums (Mutual and Limited Company) recorded in the agreement amounted to €1,407 million in 2004 (of which €1,252 million attributed to the Limited Company), €1,325 million in 2003 (of which €1,179 million attributed to the Limited Company), and €1,262 million in 2002 (of which €1,123 million attributed to the Limited Company).

Finaxa2 has granted AXA a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered. AXA has the possibility to grant sub-licenses to entities controlled by the Group.

(1)	At December 31, 2004, the three AXA “mutuelles” (AXA Assurance IARD Mutuelle, AXA Assurance Vie Mutuelle et AXA Courtage Assurance Mutuelle) owned 2.72% of the Company’s equity capital.
(2)	At December 31, 2004, Finaxa was 71.68%-owned by the AXA “mutuelles” and directly held 17.36% of AXA.

FINANCIAL STATEMENTS 273

[	Financial statements

32. Consolidated statement of cash-flows

	(in euro millions)

	Years ended December 31,
	2004	2003	2002

Net income	2,519	1,005	949
Adjustments to reconcile net income to net cash provided by operating activities:
Net investment gains/losses	(1,264)	(1,913)	3,343
Minority interests	321	243	368
Depreciation and amortization expense	62	3,117	1,621
Change in insurance liabilities	12,147	13,574	8,517
Net change in banking activities including broker-dealer receivables & payables	–	–	1
Net change in repurchase agreements	57	(80)	627
Other	4,263	(608)	(1,098)
Net cash provided by operating activities	18,106	15,338	14,328
Cash flows from investing activities (a):
Maturities and sales:
Fixed maturities	61,791	63,370	60,800
Equity investments	30,841	19,198	22,361
Real estate	1,514	1,174	2,217
Loans and other	3,876	3,851	4,649
Purchases:
Fixed maturities	(69,159)	(68,845)	(68,633)
Equity investments	(35,563)	(24,596)	(22,398)
Real estate (b)	(902)	(725)	(1,244)
Loans and other (b)	(8,068)	(6,527)	(8,531)
Net cash used in investing activities	(15,671)	(13,100)	(10,780)
Cash flows from financing activities:
Long term debt and borrowings	(1,660)	830	(24)
Subordinated debt and mandatorily convertible bonds and notes	1,022	614	(810)
Issuance of ordinary shares (c)	1,675	196	262
Dividends	(927)	(1,006)	(1,553)
Net cash (used in) provided by financing activities	110	634	(2,126)
Cash flows from other activities:
Net impact of foreign exchange fluctuations	(360)	(696)	(768)
Change in cash due to change in scope of consolidation	131	(280)	(157)
Net (decrease) increase in cash and cash equivalents (d)	2,316	1,897	497
Cash and cash equivalents beginning of year (net)	18,412	16,515	16,018
Cash and cash equivalents end of year (net)	20,728	18,412	16,515

(a)	Includes the cost of acquisitions and proceeds from the sale of subsidiaries.
(b)	Includes net movements in assets backing contracts with financial risk borne by policyholders (unit-linked).
(c)	This amount included capital increases in cash. It does not include non-cash transactions: (i) conversion of convertible bonds into ordinary shares, (ii) the merger of existing wholly-owned subsidiaries with and into AXA (the Company), and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial.
(d)	Cash and cash equivalents stands for cash net of bank overdrafts in the balance sheet, cash is presented gross of bank overdrafts, the latter appears separately in liabilities on the line “amounts owed to credit institutions”. Cash and cash equivalents amounts at December 31, 2004, 2003, 2002, €18,013 million, € 19,428 million, €17,592 million respectively.

33. Dividend restrictions and minimum capital requirements

The Company is not subject to legal restrictions on the amount of dividends it may pay to its shareholders provided that accumulated earnings available for distribution are sufficient. However, some AXA subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders.

In most cases, the amounts available for dividends from AXA’s insurance subsidiaries are limited to the accumulated earnings calculated using the subsidiaries’ historical statutory basis of accounting. These amounts can be further limited based on the discretion of the insurance regulators in each country in which AXA operates. In some cases, amounts available for dividends are also subject to regulatory capital adequacy tests or the approval of an independent actuary, or subject to individual terms contained in company by-laws.

In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves and, in France or in certain other countries (as approved by local regulators), unrealized capital gains on marketable securities and real estate as reported in regulatory filings. AXA’s insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2004, management believes AXA’s subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

The adjusted solvency ratio was estimated on the basis of regulation that came into force on January 1, 2004 (Solvency I) and takes into account part of the future benefits stated in Directive 2002/12 of March 5, 2002.

34. Condensed consolidated U.S. GAAP financial statements

Since 2002, information relative to condensed U.S. GAAP financial statement are presented in the chapter “Other financial information”.

FINANCIAL STATEMENTS 275

[	Financial statements

PricewaterhouseCoopers Audit	Mazars & Guérard
32, rue Guersant	Le Vinci - 4 Allée de l’Arche
75017 Paris	92075 Paris La Défense Cedex

REPORT OF INDEPENDENT ACCOUNTANTS
ON THE CONSOLIDATED FINANCIAL STATEMENTS
 (for the year ended December 31, 2004)

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

This report, togThis is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English-speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, which is presented below in the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole, and not to provide separate assurance on individual account captions or information taken outside of the consolidated financial statements.

This report, together with the statutory auditors’ report addressing financial and accounting information in the President’s report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by the shareholders, we have audited the accompanying consolidated financial statements of AXA for the year ended December 31, 2004.

The consolidated financial statements are the responsibility of the Management Board. Our role is to express an opinion on these financial statements based on our audit.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

JUSTIFICATION OF OUR ASSESSMENTS

In accordance with the requirements of Article L.225-235 of the French Commercial Code relating to the justification of our assessments, which were introduced by the Financial Security Act of August 1, 2003, we would like to bring the following matters to your attention:

  Consolidated balance sheet items that are specific to insurance and reinsurance business are estimated on the basis of statistical and actuarial data, specific actuarial reserves, deferred acquisition costs and their amortization, and the value of business in force. The methods and assumptions used to calculate the carrying values of these items are described in notes 3.6.2, 3.5.5 and 3.5.2 of the notes to the consolidated financial statements.
  We have assessed the reasonableness of the assumptions used to calculate these values, particularly with respect to the Group’s loss experience and its regulatory and economic environments. We also assessed the overall consistency of these assumptions.
  The carrying values of purchase goodwill are tested at each closing for recoverability using the methods described in note 3.5.1 of the consolidated financial statements. – We have assessed whether the multi-criteria approaches used rely on assumptions that are consistent with the forecasts that emerge from the strategic plans established by the AXA Group.

  The methods and assumptions used to establish valuation allowances for other than temporary impairment in the investment portfolio are described in note 3.5.3 of the consolidated financial statements.
  We have assessed the consistency of the valuation allowances with AXA’s intended holding periods for the related securities. Management indicated that AXA is able to hold these securities for a duration that is consistent with the intended holding periods.
  Deferred tax assets are tested at each closing for recoverability.
  We have assessed the consistency of the assumptions used with the tax projections that emerge from the strategic plans drawn up by the AXA Group.

The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of our opinion expressed in the first part of this report.

SPECIFIC VERIFICATION

We have also verified the information given in the Management Board’s annual report on operations. We have no matters to report with regard to its fair presentation and conformity with the consolidated financial statements.

Paris, February 24, 2005

The Independent Auditors

PricewaterhouseCoopers Audit	Mazars & Guérard
Yves Nicolas – Catherine Pariset	Patrick de Cambourg – Jean-Pierre Lassus

FINANCIAL STATEMENTS 277

O8

U.S. GAAP Financial information	280

Adoption of New International Accounting Standards	292

[	Other supplementary information

U.S. GAAP
    Financial information

The following information referred as “U.S. GAAP financial information” reflects AXA Group consolidated financial statements, restated according to generally accepted accounting principles in the United States (“U.S. GAAP”). French accounting principles, as described in Note 3 of the Notes to Financial statements are referred hereafter as “French GAAP”.

AXA’s consolidated financial statements are prepared in accordance with French GAAP. These accounting principles differ in certain material respects from U.S. GAAP in each of the three years ended December 31, 2004, 2003 and 2002. The significant differences in accounting principles between French GAAP and U.S. GAAP, including significant changes arising from the adoption of new U.S. GAAP accounting principles in the three years ended December 31, 2004, are summarized below.

Summary of material differences between French Gaap and U.S. GAAP

Changes in accounting principles under U.S. GAAP

FIN 46: consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was amended in December 2003 (“FIN 46R”). FIN 46R clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” as it relates to certain entities called variable interest entities (“VIEs”). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without subordinated financial support from other parties. Depending on the facts and circumstances, VIEs may include investments in limited partnerships, certain joint ventures, off-shore (non U.S.) funds, and, vehicles formerly known as special purpose vehicles, such as, collateralized debt obligations (also known as debt securitizations).

For entities that meet the characteristics of a VIE, FIN 46R introduced a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards derived from the assets of the VIE rather than on percentage ownership of voting interest, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with the majority of the economic risks or rewards associated with a VIE’s activities, including those conveyed by derivatives, credit enhancements and other arrangements, is the “primary beneficiary”. The primary beneficiary is required to consolidate the VIE. FIN 46 not only provides a consolidation model but also requires specific disclosures relating to VIEs in which AXA has a significant variable interest, but is not the primary beneficiary.

As required, AXA adopted this interpretation with immediate effect for all new VIEs created on or after February 1, 2003 with no impact on the consolidated financial statements at December 31, 2003. AXA adopted this interpretation for the remaining VIEs created before February 1, 2003 with effect from January 1, 2004, which resulted in a €–15 million impact.

Accounting for non-traditional contracts including separate accounts

In July 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). SOP 03-1 provides guidance notably relating to (a) accounting and reporting of unit linked funds that qualify as separate accounts according to specific criteria provided therein; (b) general account interests in those qualifying separate accounts, if any; (c) assets and liabilities associated with market value-adjusted annuities; and (d) liabilities related to certain mortality and annuitization benefits, whereby the determination of liabilities, as well as related impacts on deferred acquisition costs and value of purchased business in force, will be based on models that involve numerous estimates and assumptions. In addition and in late 2004, the AICPA issued several Technical Practice Aids (TPAs) providing further guidance on the subject matter.

The adoption of SOP 03-1 required several changes to AXA’s U.S. GAAP accounting policies and reporting relating to its unit linked business as set out below:

  the derecognition of certain unit linked business (assets and liabilities) for French GAAP purposes that did not qualify as U.S GAAP separate accounts as defined by SOP 03-1, primarily affecting AXA’s unit linked business outside of the U.S.: resulting in a reclassification of the French GAAP unit linked assets and liabilities into specific U.S. GAAP balance sheet captions for investments and future policy benefits for U.S. GAAP accounting and reporting purposes. The unit linked assets were primarily investments in fixed maturity and equity securities and are predominantly to be classified as Trading, and, real estate that is now accounted for at historical cost less accumulated depreciation resulting in an after-tax cumulative effect in change in accounting principle recorded in net income of €74 million and Other Comprehensive Income (a separate component of U.S. GAAP shareholder’s equity) of €32 million.
  The recognition of AXA’s general account interests in U.S. GAAP qualifying separate accounts in the Balance Sheet caption “investments-equity securities” classified as Trading: prior to the adoption of SOP 03-1, such interests were included in Separate Accounts’ asset. This change is limited to the presentation in the balance sheet and is not material.
  In addition, the adoption of SOP 03-1 results primarily in a change in method of determining liabilities associated with annuitization benefits provided on certain contracts in the United Kingdom and Japan resulting in an after-tax cumulative effect in change in accounting principle recorded in net income of €87 million.

Accounting for certain financial instruments with characteristics of both liabilities and equities

FAS 150 establishes standards for classification and measurement of certain financial instruments (notably mandatorily redeemable shares and obligations to repurchase shares such as, forward purchase contracts or written put options) with characteristics of both liabilities and equity in the statement of financial position. AXA adopted FAS 150, which is effective for financial instruments entered into or modified after May 31, 2003 and FAS 150 had no material impact on AXA’s consolidated statement of financial position upon adoption. For all other pre-existing financial instruments, FAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 but given that AXA is not required to publish U.S GAAP interim financial reports, the effective date would be as at January 1, 2004 and at such date there was no material impact on AXA’s consolidated statement of financial position or consolidated income statement under U.S. GAAP upon adoption.

Accounting for costs associated with exit or disposal activities

FASB 146 “Accounting for costs associated with exit or disposal activities” (“FAS 146”) requires that the liability for a cost associated with the exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. AXA adopted FAS 146 on a prospective basis from January 1, 2003. FAS 146 had no material impact on AXA’s consolidated statement of financial position or consolidated income statement under U.S. GAAP upon adoption.

Accounting for business combinations and impairment or disposal of long-lived assets

On January 1, 2002, AXA adopted statement of Financial Accounting Standards (“FAS”) No. 141 “Business combinations”, FAS 142 “Goodwill and other intangible assets”, and FAS 144 “Accounting for the impairment or disposal of long-lived assets”.

FAS 141 addresses financial accounting and reporting for business combinations, including investments accounted for under the equity method, collectively referred to in this section as “business combinations”, with an acquisition date on or after July 1, 2001. All business combinations in the scope of FAS 141 are to be accounted for using the purchase method whereby a goodwill asset is recorded for the excess of the purchase price over the estimated fair value of net identifiable assets acquired. If the goodwill is negative, it will no longer be set up as a deferred credit and included in income over the estimated useful life but rather recognized as an after-tax extraordinary gain in the income statement in the period of acquisition. Pooling-of-interests is

OTHER SUPPLEMENTARY INFORMATION 281

[	Other supplementary information

no longer permitted. In addition, other intangible assets can be recognized apart from goodwill if the intangible either (i) reflects a contractual-legal right, or (ii) is separable, that is, capable of being separated, sold, divided, transferred (regardless of intent / existence in the market and either individually or with a group of related assets and liabilities). Prior to FAS 141, only intangibles that could be identified and named could be recognized as an asset apart from goodwill. FAS 141 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.

FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including intangible assets that are acquired individually or with a group of other assets not acquired in a business combination. At the time of adoption January 1, 2002 the U.S. GAAP carrying value for goodwill was tested for impairment. In subsequent periods, goodwill is no longer amortized but rather subject to an impairment test, at least annually. In addition, at January 1, 2002 AXA ceased to amortize negative goodwill, which was eliminated and recorded in income: the after-tax cumulative effect of the change in accounting for negative goodwill was €12 million net group share. In future periods, any negative goodwill identified in connection with a business combination will be recorded immediately in income in the period of transaction. AXA’s intangible assets have finite useful lives and continue to be amortized over their estimated useful lives.

FAS 144 retains many of the fundamental recognition and measurement provisions previously required under FAS No. 121, «Accounting for the impairment of long-lived assets to be disposed of», except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. FAS 144 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.

Scope of consolidation

Under U.S. GAAP, entities are assessed for consolidation under one of two methodologies as summarized below.

  AXA is required to fully consolidate an entity if (i) the entity is a variable interest entity (VIE) as defined under FIN46R and (ii) AXA is determined to be the primary beneficiary, that is, AXA has a variable interest in the VIE that will absorb a majority of the VIE’s expected losses or receive a majority of its expected residual returns, or both. Such basis for determining if consolidation is required does not exist under French GAAP.
  For entities that are not VIEs, AXA is required to fully consolidate the entity if AXA has a majority ownership interest, that is an direct or indirect interest of more than 50% of the voting rights, whereas under French GAAP control is presume if AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA.

Under U.S. GAAP, the equity method of accounting is used for investments in entities (including VIEs not requiring consolidation by AXA) when AXA’s ownership interest approximates 20% or more and is not greater than 50% including those companies proportionately consolidated under French GAAP.

Under French GAAP, AXA accounts for its investments in investment companies and real estate companies (including mutual funds) owned by insurance subsidiaries using the cost method. Under U.S. GAAP, such entities are first assessed for consolidation under the “variable interest” model before assessing for consolidated based on ownership interest. In consolidating mutual funds or investments in investment companies for U.S. GAAP purposes, fixed maturity and equity securities held by the funds are classified as trading and, are stated at estimated fair value.

Business combinations - purchase accounting

Business acquisitions are generally accounted for using the purchase method of accounting under both French GAAP and U.S. GAAP.

In respect of significant acquisitions, material accounting differences between French GAAP and U.S. GAAP relate primarily to (i) the different methods of determining the purchase price attributable to the issuance of ordinary shares of AXA and settling / exchanging outstanding employee share options, (ii) the differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP and U.S. GAAP, and (iii) the portion of goodwill charged directly to shareholders’ equity when ordinary shares of AXA were issued in respect of transactions that were completed before the adoption of the new French Regulations on January 1, 2001.

The significant differences in accounting principles used for determining goodwill between French GAAP and U.S. GAAP are summarized below.

Purchase price

  Under both French GAAP and U.S. GAAP, the purchase price is determined at transaction date unless newly issued ordinary shares are exchanged. If ordinary shares are issued in connection with an acquisition, under French GAAP the purchase price is determined at the closing date of the offer period whereas under U.S. GAAP the purchase price is determined at the date the merger agreement is signed and announced (so long as the terms of exchange are fixed), using the average market rate over a period consisting of a number of days before and after such date.
  In connection with an acquisition of a target company, not of a minority interest, under both French GAAP and U.S. GAAP, the purchase price includes the cost of settling or exchanging outstanding employee share options of the target company. However, in respect of a minority interest buyout, costs associated with settling or exchanging outstanding employee share options are included in the purchase price under French GAAP, but are excluded from the purchase price and recorded as compensation expense under U.S. GAAP.

Value of assets acquired and liabilities assumed

Under French GAAP, the portion of assets acquired and liabilities assumed, other than in connection with a buyout of minority interests, are recorded at their estimated fair value at the date of acquisition. The insurance liabilities are maintained at the predecessor’s carrying value if the measurement basis is consistent with AXA’s French accounting principles. The portion of assets acquired and liabilities assumed in connection with a buyout of minority interests are maintained at carrying value at date of acquisition.

Under U.S. GAAP and in respect of all acquisitions including the buyout of minority interests, the portion of assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition.

Determination of identifiable intangible assets

Intangible assets arising from business combinations can be recognized under French GAAP based upon objective and pertinent criteria and, for AXA, is predominantly the value of purchased business in-force (VBI) as an intangible asset. Under U.S. GAAP, an intangible asset must be recognized at date of acquisition if there is either (i) a contractual or legal right or (ii) it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Such intangible assets may include, but are not limited to, customer and contract lists.

Goodwill

Under French GAAP and in respect of acquisitions completed prior to January 1, 2001, a portion of goodwill could have been charged directly to shareholders’ equity to the extent that ordinary shares were issued by the parent company in connection with the transaction, with the remaining amount recorded as a goodwill asset. For all acquisitions completed on or after January 1, 2001, the difference between the purchase price and the value of the portion of net assets acquired is recorded as a goodwill asset. However, the French GAAP basis may not generate a goodwill asset value that is equal to that determined under U.S. GAAP due to (i) the accounting for net assets acquired in respect of a buyout of minority interests, (ii) the accounting for the value of shares exchanged, if applicable, (iii) the accounting for the settlement or exchange of outstanding employee share options of the acquired company, (iv) the identification and valuation of identifiable intangible assets, and (v) goodwill is maintained in the functional currency of the acquired company under U.S. GAAP rather than at the historical rate.

Under French GAAP, the goodwill asset is amortized over the remaining estimated useful life and subject to routine impairment testing. Effective from January 1, 2002 under U.S. GAAP, the goodwill asset is not amortized anymore but is subject to an impairment test at least annually. Any negative goodwill is amortized in income over the estimated remaining useful life under French GAAP whereas effective from January 1, 2002 under U.S. GAAP, negative goodwill is recorded in income immediately.

Revisions to goodwill

Under French GAAP, revisions can be made to the goodwill calculation up to the end of financial year following the

OTHER SUPPLEMENTARY INFORMATION 283

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acquisition. Under U.S. GAAP, revisions can be made to the goodwill calculation up to 12 months from the date of acquisition only with respect to outstanding known contingencies at date of acquisition.

Shares issued by a subsidiary (dilution gains)

When a subsidiary of AXA issues shares, this decreases (dilutes) AXA’s ownership interest in that subsidiary and is treated as a partial disposal of the investment in that subsidiary.

Under both French GAAP and U.S. GAAP, if a subsidiary issues shares for a price in excess of or less than the carrying value of the investment in that subsidiary, the difference is generally reflected as an after-tax gain or loss in income. However, the after-tax gain or loss may differ between French GAAP and U.S. GAAP due to differences in the underlying accounting principles used for determining the value of net assets disposed.

Under French GAAP, in the event that a subsidiary issues shares and there is a specific plan to repurchase such shares (at the time shares were issued), this gain is recorded in income with a corresponding charge to establish a provision, on a pre-tax basis. There is no impact on AXA’s consolidated net income and shareholders’ equity under French GAAP. At the point in time when a portion or all of the issued shares are repurchased a portion or all of the provision will be released with a corresponding reduction in goodwill arising on the acquisition. Under U.S. GAAP, the after tax gain is accounted for as a capital transaction and recorded in shareholders’ equity.

Accounting for investments (other than held by unit linked funds)

Fixed maturities, equity and real estate, other than assets allocated to “With-Profit” contracts

Under French GAAP, investments in fixed maturity and equity securities are, in general, carried at amortized cost and historical cost, respectively, less valuation allowances. Under U.S. GAAP, the accounting for these securities depends on the investment classification:

  securities classified as “held to maturity” are reported at amortized cost, securities classified as “trading” are reported at fair value with changes in unrealized gains and losses included in income, and securities classified as “available for sale” are reported at fair value with changes in unrealized gains and losses included in “other comprehensive income” (a separate component of shareholders’ equity).

In respect of valuation allowances on impairment of investments in fixed maturity and equity securities and real estate investments, under French GAAP AXA has applied the rules for other-than-temporary decline in value as described in Note 2. Under French GAAP, the impairment charge can be reversed in future periods in the event that market conditions change.

Under U.S. GAAP, unless evidence exists to support a realizable value equal to or greater than the cost basis of the investment, an impairment write-down to fair value should be recorded as realized loss in the income statement. The write-down is not reversible in future periods. As a result of the large number of investments in equity securities, AXA has concluded for the periods presented that all declines in value in excess of cost should be realized as an other-than-temporary impairment in the income statement unless the decline in value was both (i) less than 20% compared to cost and (ii) for a time period of less than six consecutive months. In addition, the Company reviews whether there are any qualitative factors specific to the issuer and or industry in which it operates that would indicate that the decline in value was other-than-temporary.

Assets allocated to “With-Profit” contracts

The assets supporting the UK “With-Profit” contracts consist primarily of investments in fixed maturity and equity securities, real estate and loans. The UK “With-Profit” contracts are participating contracts and distribution from the “With-Profit” long-term fund is based on legal restrictions whereby policyholders have a 90% right to all risks and rewards of the participating (“With-Profit”) fund. Therefore, changes in the estimated market value of these assets held in the “With-Profit” fund impact the valuation of the fund and, therefore, the valuation of the underlying insurance liabilities.

Under French GAAP, all assets supporting the UK participating (“With-Profit”) fund are stated at market value with changes in market value included in income, as the unrealized investment gains and losses on these investments are included in the determination of the related insurance liability.

Under U.S. GAAP, the fixed maturity and equity securities are designated as trading and, therefore, are accounted for in a manner similar to French GAAP. However, real estate assets and loans allocated to UK “With-Profit” contracts are carried at historical cost less accumulated depreciation and amortized cost or unpaid principal balance, respectively.

Accounting for derivatives and hedging activities

Under FAS 133 all derivatives are on the balance sheet at fair value with changes in fair value (that is, the gains and losses) recorded in the income statement, unless the derivative is used as a hedging instrument. If the derivative is used as a hedging instrument, the accounting for such changes in fair value depends on the hedging relationship as summarized below.

  Fair value hedges. The entire change in fair value of the derivative is recorded in income along with the associated gain or loss on the hedged item attributable to the risk being hedged.
  Cash-flow hedges. The change in fair value of the derivative attributable to the effective portion of the hedge is recorded in “other comprehensive income” (a separate component of shareholders’ equity), which is subsequently reclassified into income in the same period in which the forecasted transaction affects income. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.
  Net investment hedges. The change in fair value of the derivative or non-derivative instrument attributable to the effective portion of the foreign currency hedge, together with the associated foreign exchange gain or loss on the hedged item, is recorded in a component of «other comprehensive income» as a part of the cumulative foreign translation adjustment. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.

FAS 133 hedge accounting has very prescriptive rules for (i) the types of risks that can be hedged (for example, hedge of net exposures are not permitted), and (ii) the extent to which hedge relationships must be documented and tested for effectiveness, which affect the accounting for hedges under U.S. GAAP. The strict guidance set out by the FASB and the DIG limits the extent to which existing hedge arrangements qualify for hedge accounting under FAS 133. AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than U.S. GAAP. As a result, certain hedging relationships established by AXA have not been designated as qualifying hedging relationships under FAS 133 and, therefore, are not subject to U.S. GAAP hedge accounting and consequently are referred to as “freestanding derivatives” with the change in fair value recorded in income for U.S. GAAP.

Given that AXA’s hedging strategies are designed to comply with French GAAP measurement and recognition requirements, AXA’s U.S GAAP consolidated net income could be subject to increased volatility in future periods. Significant differences could arise between the AXA’s consolidated net income and shareholders’ equity under French GAAP as compared to U.S. GAAP in future periods.

Separate account (unit linked) assets and liabilities

Under French GAAP unit linked assets and liabilities represent funds whereby the amount payable to the policyholder is based partly or wholly in reference to the market value of a pool of assets or in reference to an index. The unit linked assets and liabilities are presented as summary totals in AXA’s consolidated financial statements prepared in accordance with French GAAP under the captions.

Under U.S. GAAP and due to AXA’s adoption of SOP 03-1 on January 1, 2004 (see “Accounting for non-traditional contracts including separate accounts”), the accounting and reporting of unit linked assets and liabilities is limited to those deemed to be separate account assets and liabilities based on specific SOP03-1 criteria namely: (i) the fund is legally recognized, (ii) the separate account assets are legally insulated from the general account liabilities of the insurance enterprise, (iii) the policyholder directs investment or there are pre-determined specific investment policy/objectives, and (iv) the investment performance passed-through to policyholder, subject to contract fees and assessments. Any general account interests in the separate accounts are to be reported as a part of the general account invested assets. Consequently the unit linked funds that do not qualify as U.S. GAAP separate

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accounts are reclassified out of French GAAP unit linked assets and liabilities and for U.S. GAAP included, as appropriate, in the other balance sheet captions and valued in accordance with the AXA’s general policies for valuing investments and liabilities, as appropriate.

Future policy benefits

Under French GAAP, insurance liabilities for Life & Savings business, also referred to as future policy benefits, are calculated in accordance with the applicable local regulatory and accounting rules if consistent with the French accounting principles used by AXA. The future policy benefits are actuarially determined using actuarial assumptions relating to investment yields, mortality, morbidity and expenses. Contracts are assumed to remain in-force until their contractual maturity date or the death of the insured.

Under U.S. GAAP, future policy benefits for traditional life policies, that is for contracts with significant mortality or morbidity risk, are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviation; such actuarial assumptions are established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, a premium deficiency reserve is established by a charge to earnings. As a result of the adoption of SOP 03-1, certain mortality and annuitization benefits are also required to be recognized in certain circumstances and may result in differences with French GAAP depending on the basis for which the assumption have been determined.

Equitable Life. For French GAAP purposes, in 1996 Equitable Life changed its method of accounting for certain long-duration participating life insurance contracts in accordance with the provisions prescribed by FAS 120, “Accounting and reporting by mutual Life insurance enterprises and by insurance enterprises for certain long-duration participating contracts”. Under French GAAP, the liability for terminal dividends is accrued in proportion to gross margins over the life of the contract. For U.S. GAAP purposes, management elected not to implement FAS 120 for AXA’s consolidated financial statements and, accordingly, has maintained its U.S. GAAP methodology for all long-duration participating life insurance contracts based on FAS 60 whereby the terminal dividends are taken into account in the establishment of reserve factors, and the reserves are accrued in proportion to premium revenue over the life of the contract.

Reinsurance contracts that cover Guaranteed Minimum Income Benefits (“GMIBs”) features of variable annuity / separate account type contracts are accounted for as insurance contracts under French GAAP on a prospective basis whereby the amount is recognized over the contract term. Under U.S. GAAP the reinsurance contract covering the income feature represents a derivative instrument accounted for under FAS 133 at fair value.

Profit recognition for UK “With-Profit” business

Under French GAAP, the profit recognized by AXA in respect of the UK “With-Profit” business represents 10% of the bonus declared by the actuary. Under U.S. GAAP, 10% of all changes in the UK with-profit fund (revenues and expenses) are recognized in the income statement, with the remaining 90% attributed to “unallocated policyholder dividend liability”.

Cost of reinsurance

Under French GAAP, the cost of reinsurance is recorded in income in the year the reinsurance arrangement is placed with a third party reinsurer, including for long duration contracts. Under U.S. GAAP, the cost of reinsurance on long duration contracts is amortized into income over the lifetime of payments. This adjustment is included in the caption “future policy benefits” as presented in AXA’s reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP.

Equalization reserves

Under French GAAP, equalization reserves are recognized in respect of future catastrophe risks, which are determined in accordance with local regulatory requirements in certain jurisdictions in which AXA operates. Such reserves are not permitted to be recognized as a liability under U.S. GAAP until such losses are incurred.

Other differences

Restructuring provisions

For restructuring provisions established prior to January 1, 2003 under French GAAP and U.S. GAAP, the nature of costs that can be included in restructuring provisions is generally similar. However, U.S. GAAP requires that certain conditions exist including the timing of recording restructuring provision for involuntary termination benefits. Consequently, certain costs included in restructuring provisions under French GAAP are not permitted under U.S. GAAP. These differences will reduce over time as the related restructuring costs are incurred.

In respect of all new exit or disposal activities established on or after January 1, 2003, U.S. GAAP as set out in FAS 146 (see “Changes in Accounting Principles under U.S. GAAP”) is different from French GAAP as it relates to (i) timing of recognition (recognized if incurred only, a commitment to undertake a restructuring or exit plan is not sufficient), and (ii) measurement at inception at fair value.

Share-based compensation (other than in respect of business combinations)

Under French GAAP, the accounting of share-based compensation is limited to share option plans and depends on whether the share option plan (i) relates to the purchase of shares in the open market or the increase in AXA share capital, (ii) provides for a guarantee of liquidity, or (iii) is issued by AXA (the Company) or another AXA entity.

Under U.S. GAAP, the accounting for share-based is identical whatever the characteristics of the plan.

There are two principal differences that arise between French GAAP and U.S. GAAP as set out below.

  Under French GAAP share-based compensation is not recorded in respect of certain share option plans issued by AXA (the Company) that do not provide a guarantee for liquidity whereas under U.S. GAAP a compensation charge is recorded if at grant date the options are issued at a significant discount.
  For all other share option plans issued by AXA (the Company) and other AXA entities, the principles for measuring share-based compensation under French GAAP are principally similar to those used under U.S. GAAP.
  However, the compensation expense is recorded over the vesting period in the income statement and included as a liability under French GAAP whereas under U.S. GAAP the amount is recorded against shareholders’ equity.

Pension plans

Under French GAAP, AXA uses an actuarial methodology that is consistent to the measurement and recognition basis prescribed under U.S. GAAP, with the exception of the recognition of an additional minimum pension liability that is not recognized under French GAAP. For U.S. GAAP purposes, an additional minimum pension liability if the accumulated benefit obligation exceeds the fair value of plan assets, such that the total liability in the balance sheet is at least equal to the unfunded accumulated benefit obligation. The after-tax amount is recorded in “Other Comprehensive Income” (separate component of shareholders’ equity).

Intrafund transactions

Under French GAAP, realized gains are recognized when securities or real estate with appreciated values are contributed to mutual funds or real estate funds established for the purpose of supporting French savings contracts that is, separate account (unit linked) funds. Under U.S. GAAP, gains are proportionately recognized solely when the transactions are with funds held by U.S. GAAP qualifying separate accounts under SOP03-1 to the extent there is no General Account interest in the fund.

Long-term debt with early redemption rights

Under French GAAP when long-term debt is issued with early redemption rights whereby the redemption price is in excess of the original issue price per bond or note, the excess premium may not be amortized over the period from original issue date to earliest redemption period subject to certain market conditions.

Under U.S. GAAP, as the value of the long-term debt accretes according to the stated redemption price, this accretion, if significant, is amortized over the period up to earliest redemption date and is recorded as interest expense with a corresponding increase in the value of the principal outstanding in the balance sheet.

Deferred tax

Under French GAAP, deferred income taxes are not required to be recognized in respect of distributions if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is at the control of management. Under U.S. GAAP, deferred income taxes arising on distributions are recorded in full if subject to local tax upon distribution (inside tax basis) even if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is under the control of management.

Under French GAAP, valuation allowances are recorded against deferred tax assets unless under an economic

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approach (based on an analysis of future statutory profits), the deferred tax assets are deemed recoverable. U.S. GAAP FAS 109 “Accounting for Income Taxes” gives greater weight to previous cumulative losses than the outlook for future probability when determining whether deferred tax assets are realizable.

Under both French GAAP and U.S. GAAP, the impact of a change in enacted tax rates on deferred tax assets and liabilities is recorded in income. Due to certain significant differences in the underlying accounting principles between French GAAP and U.S. GAAP, particularly in respect of the value of fixed maturity and equity investments (held at amortized cost or historical cost under French GAAP and generally at market value under U.S. GAAP), the impact of the change in tax rates on income under French GAAP and U.S. GAAP will differ accordingly mainly regarding stock price regulation or shares attributed to employees plans.

Treasury shares

Under French GAAP, treasury shares are reported as an asset if certain conditions are satisfied. Under U.S. GAAP, the cost of treasury shares is reported as a deduction from shareholders’ equity. If such shares are then reissued, the proceeds received are correspondingly reported as a change in shareholders’ equity. Therefore, any gains or losses from holding such shares are recorded as adjustments to shareholders’ equity.

Derecognition of transferred assets

Assets transferred to entities in which AXA does not hold an ownership are permitted to be recognized as a disposal under French GAAP. Under U.S. GAAP any realized profit or loss on the disposal is eliminated if the transaction does not meet the requirements for derecognition due to various factors including continuing involvement.

Net income statement reconciliation between French and U.S. GAAP

Year ended December 31, 2004

Because of new U.S. auditing standards, the information provided below regarding financial information prepared in accordance with U.S. GAAP will be final only when the 20-F will be filed to the SEC (U.S. Securities and Exchange Commission) in June 2005.

The impact on consolidated net income of material differences between French and U.S. GAAP is as follows :

		(in euro millions)

	Periods ended December 31,
	2004	2003	2002

Consolidated net income in accordance with French GAAP	2,519	1,005	949
Material differences (gross of tax)
Differences in scope of consolidation	789	471	(1,481)
Goodwill and purchase accounting	273	470	402
Investment accounting and valuation	162	1,142	(1,637)
Deferred acquisition costs	42	(15)	(112)
Equalization provisions	60	74	0
Future policy benefits (net of reinsurance)	(21)	(28)	(297)
Restructuring provisions and other non admissible provisions	(8)	(109)	(12)
Derivatives and hedging activities	(519)	1,092	486
Other items	(77)	(94)	(59)
Tax	15	(336)	(826)
Total reconciling adjustments	715	2,668	(3,536)
Consolidated net income in accordance with U.S. GAAP	3,235	3,673	(2,588)

Net income group share for 2004 under U.S. GAAP was €3.235 million, €716 higher million than the net income under French GAAP.

This increase was mainly due to :

  differences in scope of consolidation (€+563 million net group share, €+789 million before tax) mainly attributable to the positive impact of the increase in value of investments in mutual funds, which are consolidated at market value under U.S. GAAP (€+794 millions before tax), differences in goodwill and purchase accounting (€+385 million net group share, €+273 million before tax), of which:
    exclusion of goodwill amortization charges under U.S. GAAP (€+649 million), the cancellation under U.S. GAAP of the exceptional profit accounted for in Alliance Capital under French GAAP (€–112 million) relating to the partial release of the dilution profit (€420 million) recorded at the time of acquisition of Sanford Bernstein Inc. in 2000, partly offset by the exceptional amortization of the associated goodwill (€308 million using average exchange rate), an additional amortization charge of the value of business in force (V.B.I.) (€–76 million before taxes), differences in accounting of invested assets (€123 million net group share, €+165 million before taxes), of which :
    higher capital gains realized upon sale of invested assets, as corresponding valuation allowances were higher under U.S. GAAP, and, to a lesser extent, the booking of additional valuation allowances under French GAAP in 2004, on assets previously impaired under U.S. GAAP (€+342 million before tax), the impact of SOP03-1 on invested assets, that lead to a reclassification of non qualifying separate account assets in general account, (as explained above – see “Accounting for non-traditional contracts including separate accounts”), and, for real estate and loans, a re-measurement to depreciated cost (instead of market value under French GAAP), for a total amount of €–254 million, the impact of accounting for derivatives and hedges (€–273 million net group share, €–519 million before taxes), and notably the application of FAS 133, which in particular caused changes in the market value of various derivative instruments to be included within net income under U.S. GAAP, and the impact of realized gains in Japan, on sales of fixed maturities and their corresponding hedging instruments. The majority of the gains on these derivatives recognized this year on the primary accounts had already been recognized in the previous years under U.S. GAAP, because of fair value accounting, other items as the accounting for costs in relation to discounts granted in the context of AXA employee stock purchase plan “AXA Actionnariat” (€–64 million).

The contribution of each segment to the consolidated net income was as follows :

CONSOLIDATED NET INCOME	(in euro millions)

	Year ended December 31, 2004
	U.S. GAAP	French GAAP

Life & Savings	1,374	1,390
Property & Casualty	1,483	907
International Insurance	274	227
Total Insurance	3,131	2,524
Asset Management	277	265
Other Financial Services	(34)	22
Total Financial Services	243	287
Holdings	(140)	(292)
Net Income, Group share	3,235	2,519

(The amounts of differences in principles discussed below are provided net of deferred tax impacts).

The Life and Savings segment net income group share was €16 million lower than the French GAAP net income, due to :

  a –131 million euros difference in the booking of the impact on the transfer in Japan of fixed maturities. The transaction resulted in a difference of €–131 million because most of the profit on the associated hedging instruments had been previously recognized under U.S. GAAP ,

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  the impact of accounting derivatives and hedges (€–377 millions) in accordance with FAS 133, which caused changes in the market value of various derivative instruments to be included within net income in U.S. GAAP, the reversal under U.S. GAAP of the goodwill amortization charges booked under French GAAP (€+330 millions), the increase in value of mutual funds (€+302 million),
  the effect of SOP03-1, as explained above, that lead to a € –206 million difference in relation to real estate assets, higher capital gains realized upon sale of invested assets, as corresponding valuation allowances were higher under U.S. GAAP, and, to a lesser extent, the booking of additional valuation allowances under French GAAP in 2004, on assets already impaired under U.S. GAAP (€+112 million).

The Property and Casualty segment was the one most affected by these restatements. Net income group share was € 576 million higher under U.S. GAAP, due to:

  the increase in value of mutual funds (€+262 million),
  the exclusion of goodwill amortization charges (€+140 millions), higher capital gains realized upon sale of invested assets, as corresponding valuation allowances were higher under U.S. GAAP, and, to a lesser extent, the booking of additional valuation allowances under French GAAP in 2004, on assets already impaired under U.S. GAAP (€+116 million).
  the cancellation of equalization provision movements (€+61million).

Net income group share in the International Insurance segment was €47 million higher under U.S. GAAP, as a result of:

  the increase in value of mutual funds (€+31 million),
  the cancellation of the reversal of an equalization provision booked in the set of primary accounts (€–21 million), the reversal of net capital gains realized on the disposal of treasury shares (€–23 million).

In the Asset Management segment, (which net income group share was €12 million higher under U.S. GAAP), the positive effect of eliminating goodwill amortization (€+165 million) was almost offset by the net profit recorded under French GAAP relating to Sanford Bernstein (€112 million), as described above.

The net income group share of Other Financial Services was €56 million lower under U.S. GAAP, mainly due to the booking under U.S. GAAP of the change in fair value of derivatives in accordance with FAS 133 (€–50 million).

The net income group share of Holding companies was €153 million higher under U.S. GAAP, due to fair value accounting for derivatives in accordance with FAS 133 (€+273 million), this impact being partly compensated by a compensation charge arising on the AXA Employee stock purchase plan “AXA Actionnariat” (€–64 million).

Year ended december 31, 2003

CONSOLIDATED NET INCOME		(in euro millions)

	Year ended December 31, 2003
	U.S. GAAP	French GAAP

Life & Savings	1,998	671
Property & Casualty	1,225	448
International Insurance	302	142
Total Insurance	3,525	1,261
Asset Management	118	(24)
Other Financial Services	178	138
Total Financial Services	297	115
Holdings	(149)	(371)
Net Income, Group share	3,673	1,005

Net income Group share for 2003 under U.S. GAAP was €3,673 million, higher than the by €2,668 million figure than net income under French GAAP.

This increase was principally due to:

  The impact of accounting derivatives and hedges (€+752 million), and notably the application of FAS 133 (€+655 million), which in particular caused changes in the market value of various derivative instruments to be included within net income under U.S.GAAP.
  The exclusion of goodwill amortization charges under U.S. GAAP (€+562 million).
  The partial recovery in the financial markets and its positive impact on investments in mutual funds, which are included at market value under U.S. GAAP (€+475 million).
  The reduction in non-temporary impairment charges on equity securities under U.S. GAAP (€+675 million). The differences between U.S. and French GAAP led to the recording of €373 million net group share of valuation allowances under U.S. GAAP (impact in terms of net income Group share) as opposed to €1,048 million under French GAAP (net group share).
  A net release of deferred tax depreciation reserves (€+343 million) recorded under U.S. GAAP in 2002 by AXA Japan.
  The recognition of the disposal gain on the Australian health insurance business (€+93 million), which was recognized in 2002 under French GAAP.

These factors were partially offset by the non-recognition under U.S. GAAP of the profit recorded by AXA Financial under French GAAP (€–89 million), relating to a review of deferred tax positions.

The Life & Savings segment was the one most affected by these restatements. Net income Group share was €1,327 million higher under U.S. GAAP, due to:

  The impact of accounting derivatives and hedges (€+439 million).
  A net release of Japanese deferred tax depreciation reserves (€+343 million).
  The exclusion of goodwill amortization charges (€+299 million).
  Reduced non-temporary impairment charges on equity securities under U.S. GAAP (€+284 million).
  The increase in market value of mutual fund investments (€+134 million).

These factors were partially offset by the non-recognition under U.S. GAAP of the profit recorded at AXA Financial under French GAAP (€–89 million), relating to a review of deferred tax positions.

In the Property & Casualty segment, net income Group share was €777 million higher under U.S. GAAP, mainly due to (i) the increase in market value of mutual fund investments (€+294 million), (ii) reduced valuation allowances on equity securities (€+354 million) and (iii) the non-recognition of goodwill amortization charges (€+120 million).

Net income Group share in the International Insurance segment was €160 million higher under U.S. GAAP, due to (i) the difference in valuation of reinsurance liabilities relating to Guaranteed Minimum Income Benefit contracts (€+58 million), (ii) reduced valuation allowances on equity securities (€+37 million), (iii) the increase in market value of mutual fund investments (€+44 million) and (iv) the elimination of equalization reserves, which are not recognized under U.S. GAAP (€+20 million).

In the Asset Management segment, the €142 million increase in net income Group share compared to French GAAP was mainly due to the lack of goodwill amortization charges under U.S. GAAP (€+138 million).

In Other Financial Services, net income Group share was €40 million higher under U.S. GAAP, mainly due to the application of FAS 133 (€+43 million).

The net income Group share of Holding companies was €222 million higher under U.S. GAAP, due to (i) the recognition of derivative instruments under FAS 133 (€+222 million) and (ii) the recognition of the disposal gain on the Australian health insurance business (€+93 million), partially offset by (iii) the compensation charge arising on the AXA’s employee stock purchase plan (€–46 million).

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Taking into account 2004 results and the differences between French and U.S. GAAP, the Group’s consolidated U.S. GAAP shareholders’ equity was €30,431 million at December 31, 2004.

		(in euro millions)

	2004	2003	2002

Consolidated Shareholders’ equity in accordance with French GAAP	26,157	23,401	23,711
Material differences (gross of taxes)
Differences in scope of consolidation	221	(381)	(1,198)
Goodwill and purchase accounting	1,263	1,144	3,606
Investment accounting and valuation	4,483	2,270	408
Deferred acquisition costs	28	(22)	(96)
Equalization provisions	269	231	200
Future policy benefits (net of reinsurance)	215	227	(194)
Treasury shares held	(378)	(473)	(487)
Derivatives and hedging activities	247	432	(41)
Deferred tax: differences in principle	(942)	(899)	(1,359)
Minimum pension liability	(1,161)	(1,028)	(1,039)
Other items	28	15	346
TOTAL U.S. GAAP ADJUSTMENTS	4,274	1,517	146
Consolidated Shareholders’ equity in accordance with U.S. GAAP	30,431	24,918	23,857

Adoption of New International
     Accounting Standards

In the 2003 Annual Report, the Group described the first steps of its program to prepare its consolidated financial statements according to international accounting standards (IFRS) as of the financial year starting on or after January 1, 2005 in compliance with European Parliament Regulation (EC) 1606/2002.

Conversion program :

In view of this transition, since 2003, the Group devised a program to convert its French GAAP consolidated financial statements to these new international accounting standards. As indicated in the Chairman of the Supervisory Board report on internal controls (section 6), the project management, conducted by Planning Budget Results Central teams (P.B.R.C.), resulted in the implementation of specific management structures and a strong cooperation on these topics with the auditors. Governance structures include: a steering committee bringing together Group Finance Department and CFOs of main Group subsidiaries, a central project team with experts in both accounting and actuarial areas, some project teams at Group subsidiaries level and an implementation committee bringing together project leaders and experts.

This program conducted since 2003 to the strengthening of the central project team, the creation of project teams in all Group subsidiaries and the setting up of meetings of the steering committee. Training seminars dealing with these new accounting policies were organized. A guide listing the principles defined in these new accounting standards and operational and financial implementation modalities has been drawn up and shared with the whole teams within the Group.

This program has been pursued in 2004, resulting in the beginning of the preparation of the 2004 opening shareholder’s equity in accordance with the new international accounting standards. The data collection and processing IT system has been set up and the detailed instructions, including a chart of accounts and data entry models, have been shared within the Group; the IFRS guide has also been updated so as to reflect changes in the IFRS accounting principles. Two consolidation processes have been undertaken, first in June and in October 2004, so as to efficiently prepare the operational implementation of the transition, and to assess the impacts of the new accounting standards on both the opening shareholders equity, and the net income.

As some standards, that are very important for the Group, were still being developed (e.g. IFRS 4 “Insurance Contracts” and IAS 32&39 “Financial Instruments”) the Group had to continue in 2004 to analyse the implications of the new standards and to carry out a number of estimates. In the meantime new projects have been started, notably the one relating to the consolidation of mutual funds, which will take end during the first quarter of 2005.

Based on the analysis performed in 2004, the principles for applying these new accounting standards in their current interpretation and definition have been decided by the Supervisory Board and discussed with the Audit Committee in December 2004. These application principles are currently being implemented, in a view to prepare the final set of the opening balance sheet, and 2004 comparative data.

As a consequence, it is not yet possible at this stage to present any final figures on the impact of the conversion to IFRS.

However, the main difference of principles between French GAAP and IFRS are explained here after with some estimated impacts on the shareholder’s equity as of January 1, 2004.

Scope and methodology for consolidation

Investment in mutual funds, investment and real estate companies (principally held in AXA’s entities and backing insurance liabilities) are not consolidated in French GAAP, in compliance with the CRC Regulation 2000-05.

According to IFRS, all entities in which AXA has a significant influence should be consolidated with:

  the full consolidation method if AXA exercises an exclusive control;
  the proportionate method if AXA exercises a joint control;
  the equity method if AXA exercises a significant long-term influence.

Invested assets

Classification

According to IFRS, the intention to hold the investment is more important than the nature of the investment. Applying this principle, invested assets excluding derivative instruments are classified in the following categories:

  held to maturity and accounted for at amortized cost;
  loans & receivables are accounted for at amortized cost;
  trading and accounted for at fair value with change in fair value in P&L;
  available for sale accounted for at fair value with change in fair value in shareholder’s equity, or by exception, designated at the origin at fair value with change in fair value in P&L.

This option (designation at fair value with change in fair value in P&L), as defined by IAS 39 will be used by the Group in the following cases :

  assets backing unit linked liabilities;
  securities held by some mutual funds included in the scope of consolidation on the basis of Group risk management policy;
  assets included in hedging strategies set out by the Group for economical reasons but not eligible to hedge accounting as defined per IAS 39.

Investment properties (excluding investment properties backing totally or partially separate account (unit linked) or “With Profit” contracts, which are accounted for at fair value) and owner-occupied properties, remain accounted for at amortized cost in IFRS.

Identification and valuation of embedded derivatives

According to IFRS, embedded derivatives should be separated and accounted for at fair value with change in fair value in P&L if the host contract is not accounted for with the same method and derivatives are not clearly and closely related to the host contract. So far, total of embedded derivatives in invested assets which are not accounted for at fair value through P&L in accordance with this method is not material at the Group level.

Impairment rules

There’s no difference of impairment rules for debt securities between French GAAP and IFRS. AXA considers that equity securities with unrealized losses for a continuous period of 6 months or more prior to the closing date or higher than 20% of the carrying value at the closing date should be

OTHER SUPPLEMENTARY INFORMATION 293

[	Other supplementary information

impaired in IFRS. The impairment is calculated in reference to the market value at the closing date rather than to a recoverable value. In IFRS, any impairment of equity securities is irreversible.

Accounting rules for derivatives and hedging

The Group applies as much as possible the hedge accounting rules. When it is not possible, the derivatives are accounted for at fair value with change in fair value in P&L. The impact on earnings is limited for the following strategies:

  hedged items accounted for at fair value with change in fair value in P&L as well;
  some hedged insurance contracts that AXA plans to remeasure to reflect current prices (i.e. assessed according to updated assumptions).

Given the accounting principles applicable to invested assets and financial instruments as explained above, their impact on AXA Group shareholder’s equity as at January 1, 2004 should be very positive.

Insurance & investment contracts

Classification and accounting rules of the contracts

According to IFRS 4 and IAS 39, contracts should be classified in 2 categories: insurance contracts or investment contracts.

The French GAAP rules are still valid for insurance contracts for IFRS Phase 1. Accounting rules for investment contracts with discretionary participation features comply with the French GAAP as well. Besides, consistently with the accounting standards currently used by the Group, an adequacy test is performed to ensure that the existing provisions are sufficient to afford the future flows including the settlement costs, the embedded options and guarantees. The only exception refers to provisions related to catastrophic risks which are eliminated in IFRS (positive impact of this principle on the shareholder’s equity as of January 1, 2004 estimated to € 0.3 billion).

A small part (estimated to around 9% of the technical provisions as of December 31, 2003) of the contracts are classified as investment contracts without discretionary participation features and accounted for differently in IFRS and French GAAP. In accordance with IAS 39, these contracts are accounted for using the “deposit accounting” method, which mainly results in not recognizing in our P&L the corresponding premiums and benefits and claims. For the Group, this category includes mainly unit-linked contracts for which the liabilities represented already the fair value of the investment funds / assets linked to those contracts at the balance sheet date in French GAAP.

Consequently, the existing deferred acquisition cost and value of business in force in French GAAP are not significantly impacted by the IFRS. The existing acquisition costs of investment contracts without discretionary participation features are not deferred in IFRS (estimated to less than 10% of the total existing deferred acquisition costs as of December 31, 2003). The written-off deferred acquisition costs are partially replaced by deferred revenues to the extent of origination costs for investment contracts without discretionary participation features which provide investment management services. The scope of origination is more restrictive under IFRS than the scope of acquisition costs under French GAAP.

The minimum guarantees offered by some contracts in direct insurance activities and the performance guarantees offered by some contracts in reinsurance activities are subject to hedge strategies. In order to limit the mismatch between the valuation of liabilities and the valuation of the related derivatives, the Group plans to adjust liabilities to better reflect current market prices for those contracts.

Shadow accounting

In compliance with the possibility offered by the IFRS 4, the shadow accounting rules are applied for insurance and investment contracts including a discretionary participating feature on technical provisions, deferred acquisition costs and value of business in force to reflect unrealized losses and gains attributable to the policyholder. The participation rate considered is the best estimate based on constructive obligation.

Accounting rules for embedded derivatives

Similar to embedded derivatives in the invested assets, embedded derivatives in insurance & investment contracts should be separated and accounted for at fair value with change in fair value in P&L if they don’t meet the following criteria of exclusion:

  if they are clearly and closely related to the host contracts;
  if they are explicitly excluded by IFRS 4 in Phase I (e.g. surrender option for a fixed amount in an insurance contracts);
  if they are an insurance contract.

So far, total of embedded derivatives in insurance and investment contracts which are not accounted for at fair value do not seem to be material at Group level.

Share-based payment

Group’s share-based compensation plans are predominantly equity-settled plans and share-plans. All equity-settled plans granted after November 7, 2002 and not completely acquired by their beneficiaries as at January 1, 2005 are accounted for at fair value at the grant date and the fair value is accrued over the vesting period.

The favourable conditions offered to Group’s employees with share-plans are also accounted for in P&L according to IFRS 2 and are recorded through P&L.

Treasury shares

According to French GAAP, treasury shares are accounted for as an investment in equity securities if they are held to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or are treated as investment supporting separate accounts (unit-linked) contracts. According to IFRS, all treasury shares have to be netted to equity. The negative impact of this principle on the shareholder’s equity as of January 1, 2004 estimated to €0,5 billion.

Compound financial instruments

According to IFRS, any financial instruments issued by the Group with an equity component (e.g. option granted to convert the debt instrument into an equity instrument of the company) and a liability component (e.g. contractual obligation to deliver cash) are classified separately on the liability side of the balance sheet with only the equity component in the shareholder’s equity (positive impact of this principle on the shareholder’s equity as of January 1, 2004 estimated to €0,2 billion).

First time adoption

In addition to main differences between French GAAP and IFRS described here above, the Group has applied IFRS restrospectively, in accordance with the requirements of IFRS 1 and except for the cases permitted. In particular, the Group applied retrospectively the impairment rules on equities invested assets. Besides, AXA has decided on some options for the first time adoption of IFRS as of January 1, 2004:

  application from 2004 financial year of the rules IFRS 4, IAS 32 and 39 and IFRS 2, past actuarial losses accounted for in shareholder’s equity (negative impact of this principle on the shareholder’s equity as of January 1, 2004 estimated to €2,0 billion);
  no restatement of past business combinations but retroactive adjustment to book goodwill in local currency of the acquired entity (negative impact of this principle on the shareholder’s equity as of January 1, 2004 estimated to €1,3 billion);
  reset to zero all past cumulative translation adjustments.

Information about the transition to IFRS

First 2005 months will be the opportunity to finalize the 2004 Opening Balance and the HY 2004 proforma accounts in the perspective of comparison with the HY 2005 financial statements published in compliance with the IFRS.

The Group has already explained the transition terms and its consequences during a meeting set up on January 6, 2005, open to financial analysts, journalists and investors.

Releases are the followings:

  May 2005 : publication of first quarter gross written premiums and indicators in accordance with IFRS.
  June 2005 : communication of the impacts of IFRS rules on the opening shareholders’ equity (January 1, 2004) and net income 2004.
  September 2005 : publication of Half Year financial statements in accordance with IFRS, with 2004 Half Year comparative data.

OTHER SUPPLEMENTARY INFORMATION 295

O9

[	AXA (parent company)

Management Board’s Report
    on the Parent Company Financial Statements

Net Income

Net income for the fiscal year ended December 31, 2004 was €519 million, compared to €863 million for the year ended 31 December, 2003.

Dividends received from subsidiaries were to €970 million for the year ended December 31, 2004, a decrease of €139 million compared with the previous year.

Dividends received from European companies for the year ended December 31, 2004 were €717 million, an increase of € 96 million compared with the previous year, mainly due to a €35 million increase in dividends from Italy, a €28 million increase from Belgium and a €25 million increase from Spain. These entities’ earnings enabled them to raise dividend payments while at the same time improving solvency. Dividend payments received from AXA France Assurance were stable at €580 million.

Dividends from insurance companies outside Europe decreased by €134 million to €121 million for the year ended December 31, 2004. AXA Financial did not pay any dividends in 2004, compared to a €174 million payment in 2003. Its cash flow available in 2004 was used mainly to redeem debt and finance the MONY acquisition.

This decline was mitigated by an exceptional €46 million dividend from Morocco and a €10 million dividend from Canada.

Dividends from the financial services subsidiaries decreased by €100 million compared with the previous year to €132 million. This was mainly due to the €135 million decrease in the dividend paid in 2004 by AXA Participations 2, resulting from the lack of capital gains realized in 2003, compared to the previous year.

Net financial charges, including interest expense net of income from loans and investments, were €178 million in 2004, compared to €157 million in 2003.

Interest expense increased by €35 million to €558 million, mainly due to the final interest payment of €0.38 on the ORANs bonds (bonds redeemable in shares or cash), which caused a €30 million increase in financial charges in 2004. The ORANs bonds were issued in October 2003 to finance the MONY acquisition, and the bonds were redeemed in shares on 22 July 2004 when the acquisition was completed.

Interest income from investments increased by €14 million, mainly due to interest on cash resulting from the ORANs issue during the first six months of the year, until the bonds were redeemed in shares. Excluding the ORANs bonds, net financial charges were stable.

Operating expenses were €165 million, compared to €131 million in 2003. Of this €34 million increase, €9 million was due to renewed brand promotion efforts, €11 million to amortization ORAN issue costs (versus €4 million in 2003) and a €10 million increase in the cost of central functions, resulting from enhanced internal control and risk management along with preparations for the change in accounting standards.

There was a net loss on capital operations of €139 million, compared to a net gain of €75 million in 2003. This amount included realized capital gains and losses, valuation allowances for the impairment of financial assets and subsequent releases thereof, allowances to provisions for contingent liabilities, realized foreign exchange gains and losses, and non-recurring items.

In 2004, capital gains, net of provisions releases, were €29 million, including €15 million due to the sale of Schneider stakes. In 2003, capital gains, net of provisions releases, were € 100 million, of which €47 million was due to gains on the sale of Schneider stakes and €44 million related to releases of impairment provisions on Compagnie Financière de Paris.

Allowances for the impairment of financial assets totaled € 49 million for the year ended December 31, 2004. Of this, € 16 million related to the UK holding company AXA UK Limited Holdings due to losses suffered by operating subsidiaries, €8 million to AXA Middle East, and €8 million to AXA IT service companies servicing the AXA Group.

Net foreign exchange losses were at €50 million for the year ended December 31, 2004, compared to a gain of €99 million in 2003. The 2004 figure included a €97 million provision for foreign exchange risks on foreign currency-denominated receivables and payables. In addition, the use of currency options to hedge the AXA Group’s dollar-denominated earnings against a fall of the dollar versus euro, generated a gain of €27 million, net of premiums paid in 2004. €20 million of additional foreign exchange gains were recognized in the parent company financial statements in 2004.

In 2004, the holding company maintened its hedging policy on net investments denominated in foreign currencies, aimed at protecting the Group’s consolidated shareholders’ equity against currency fluctuations. In particular, an additional $4 billion was hedged. At the consolidated level, net investments hedge accounting is applied, such that exchange rate movements have no impact on Group results. At the parent company level, unrealized foreign exchange losses on debts must be provisioned, due to the principle of recording investment securities at their historical price in euros.

Allowances to provisions for contingent liabilities, except €97 million provision for foreign exchange were €89 million for the year ended December 31, 2004. These allowances primarily related to redemption of premiums payable on convertible bonds, which were €84 million, a similar amount to that set aside in 2003.

Tax expense felt by €62 million relative to 2003, and included €85 million tax benefit mainly due to the restructuring of Compagnie Financière de Paris subsidiaries. The Company’s own tax expenses increased by €57 million, due to the sharp increase in underlying foreign exchange gains, mainly resulting from the euro’s rally against the dollar. Due to changes in the losses of companies within the tax consolidation group, along with changes in the tax rate applicable to the long-term tax base as of 2005 and the fall in the additional corporate income tax contribution, provisions for tax savings repayments felt by €29 million in 2004 compared to 2003.

Balance Sheet

At December 31, 2004 total assets were €42,304 million, compared to €41,656 million at December 31, 2003.

Assets

Investments in subsidiaries net of valuation allowances, were € 37,475 million as of December 31, 2004, compared to € 35,932 million as of December 31, 2003, an increase of € 1,543 million.

To optimize the financial position of the AXA Japan holding company, loans granted in 2003 were capitalized in an amount of €1,035 million, including interest. AXA Non Life Insurance Co Limited shares were also transferred to this holding company for €222 million.

The company increased its stake in AXA Investment Managers, particularly through its purchase of a 3.7% stake from its Australian subsidiary National Mutual Funds Management for €64 million.

In order to streamline management of its U.S. businesses, a holding company called AXA America Holding Inc was set up in the U.S. All AXA Financial shares owned by AXA SA and AXA RE, along with all AXA America Corporate Solutions shares owned by AXA RE, were transferred to this new holding company.

Initially, these shares were transferred to a French holding company, Oudinot Participations, to ensure that this restructuring would be tax-neutral in France. Oudinot Participations is now wholly owned by AXA SA following the redistribution of Oudinot Participations shares by AXA RE. The restructuring was completed by Oudinot Participations transferring the aforementioned shares to AXA America Holding Inc. The book value of AXA Financial shares transferred by AXA SA was €11,759 million.

AXA SA subscribed to a €434 million capital increase by AXA RE in order to bring the AXA RE’s capital to a level compatible with its underwriting plans for 2005.

Receivables from subsidiaries were €3,034 million, down €122 million with respect to the 2003 figure of €3,156 million.

The par value of loans granted in 2003 to AXA Holding Japan, €980 million, was capitalized in 2004, as previously described.

AXA (PARENT COMPANY) 299

[	AXA (parent company)

The Company also granted new loans to group entities as part of the financing of the MONY acquisition, in an amount of $920 million or €675 million. A loan of $200 million (€147 million) was granted to AXA Financial as part of the purchase of Alliance Capital shares.

Loans outstanding decreased by €76 million, due in particular to reimbursements carried out by AXA UK subsidiary AXA Isle of Man.

Miscellaneous receivables were €469 million at December 31, 2004 and included €329 million of financial receivables, corporate tax receivables of €60 million from the French Treasury and €60 million relating to current tax accounts of companies belonging to AXA’s tax consolidation group.

Treasury instruments of €36 million were mainly due to premiums paid related to contracts maturing after 2004.

Cash and cash equivalents were €1,105 million, mainly due to the issue of €625 million of Super-Subordinated Notes at the end of the year.

Liabilities

Shareholders’ equity, before 2004 net income and after payment of dividends in respect of the prior year were € 28,499 million, an increase of €1,657 million, including €1,396 million relating to the redemption of ORANs bonds in shares, €255 million relating to new equity issues reserved for the employee stock purchase program and €11 million in respect of subscription options exercised.

Other shareholders’ equity were €628 million, compared to €2,719 million in 2003. The Company reclassified in subordinated debt all ordinary subordinated debt securities, with characteristics which may encourage the issuer to early redeem the debt. Only perpetual Super-Subordinated Notes issued in 2004 are now included under “other shareholders’ equity” item. As a result, other debts (€2,719 million) have been reclassified in “subordinated debts”.

Provisions for contingent liabilities were €987 million, including €556 million to cover the possible repayment of tax savings in connection with tax consolidation, €245 million for the redemption of premiums on convertible bonds, and €142 million of provisions for exchange rate risks.

Subordinated debt was €8,503 million as of December 31, 2004 compared to €5,504 million in 2003, an increase of €2,999 million. The increase is due to the aforementioned reclassification, and new issues. In the first half of 2004, as part of its €5 billion Euro Medium Term Notes program, the Company issued €400 million of undated subordinated debt: $375 million in January 2004 and €125 million in April 2004. These issues allowed to refinance part of the debt maturing in 2005 and beyond. The notes were issued in very favourable market conditions, and increased the Company’s liquidity by extending the average term of its debt and increasing the level of hybrid capital through the issuance of undated debt.

Exchange rate effects resulting from movements in the euro against other currencies led to a €120 million decrease of subordinated debt.

Financial debt decreased by €2,070 million as of December 31, 2004, mainly due to the redemption of ORANs bonds in shares (€1,406 million) and the maturing of Euro Medium Term Notes (€312 million).

At December 31, 2004, other payables included primarily €54 million in remaining capital to be called-up on AXA Italia Spa, as well as €51 million in payables to minority investors in AXA Financial, €60 million with respect to general expenses payable and €87 million of financial expenses payable on swaps.

Treasury instruments of €15 million at December 31, 2004 represented premiums received on financial instruments.

Unrealized foreign exchange gains were to €746 million at December 31, 2004, compared to €648 million at December 31, 2003. This item reflects the positive effects derived from the revaluation of denominated foreign currency assets and liabilities at the balance sheet date. The main counterpart to unrealised foreign exchange gains is the decrease in debt issued in dollars, due to the sharp decrease of dollar-denominated against the euro in 2004.

Appropriation of earnings

The amount available for the appropriation of earnings stands at €3,006,020,186:

– net income for the year	€518,959,933
– retained earnings	€2,487,060,253

The Management Board proposes that this amount be
appropriated as follows:

– allocation to the legal reserve	€25,947,997
– dividend	€1,164,150,944
– allocation to retained earnings	€1,815,921,245

In accordance with the foregoing, the Management Board recommends the payment of a dividend of €0.61 for each of the 1,908,444,170 ordinary shares with dividend rights at January 1, 2004, payable as of April 28, 2005.

This dividend will give rise to a 50% tax credit for individuals whose fiscal residence is in France as of January 1 2005, equal to €0.305 per share.

AXA (PARENT COMPANY) 301

[	AXA (parent company)

Balance sheet - assets

				(in euros millions)

	December 31, 2004			Net carrying	Net carrying
	Gross	Amortization	Net	value as at	value as at
	carrying value	and provisions	carrying value	Dec. 31, 2003	Dec. 31, 2002

FIXED ASSETS
INTANGIBLE ASSETS
TANGIBLE ASSETS
Land	1	–	1	1	1
Buildings and other fixed assets	3	1	2	3	3
FINANCIAL ASSETS
Investments in and receivables
from subsidiaries (a)					35,883
Investments in subsidiaries	37,959	483	37,476	35,932	–
Receivables from subsidiaries	3,044	10	3,034	3,156	–
Other financial assets	22	6	16	19	246
Loans (b)	52	20	32	108	2,056
	41,080	520	40,560	39,218	38,188
CURRENT ASSETS
OPERATING RECEIVABLES
Tax receivables	60	–	60	1	114
Receivables and subsidiaries’ current accounts	412	3	409	369	227
Securities	3	–	3	12	2
Cash instruments	36	–	36	–	–
Cash and cash equivalents	1,005	–	1,005	1,839	193
Prepaid expenses	7	–	7	1	1
	1,523	3	1,520	2,222	536
PREPAYMENTS AND ACCRUED INCOME
Deferred charges	205	150	55	97	88
Bond redemption premiums	4	–	4	4	5
Unrealized foreign exchange losses	165	–	165	115	132
TOTAL ASSETS	42,978	673	42,304	41,656	38,950

(a)	In 2002, this item included €35,853 million in investments in subsidiaries and €30 million in receivables. In 2003, these items are shown separately.
(b)	In 2002, this item included €2,004 million in loans to the Company’s subsidiaries. These loans are now shown under receivables from subsidiaries.

Balance sheet - liabilities

		(in euros millions)

	December	December	December
	31, 2004	31, 2003	31, 2002

SHAREHOLDERS’ EQUITY
CAPITAL
Ordinary shares	4,370	4,072	4,035
CAPITAL IN EXCESS OF NOMINAL VALUE
Issue premiums	14,461	13,097	12,937
Merger and contribution premiums	887	887	887
RESERVES
Legal reserve	407	404	397
Specific reserves for long term capital gains	2,216	2,185	2,372
Other reserves	3,671	3,671	3,671
Retained earnings	2,487	2,340	1,773
Net income for the financial year	519	863	1,066
	29,018	27,518	27,139
OTHER SHAREHOLDERS’ EQUITY
Perpetual subordinated notes	628	2,719	1,892
	628	2,719	1,892
PROVISIONS FOR CONTINGENT LIABILITIES	987	865	783
LIABILITIES
SUBORDINATED DEBT	8,503	5,504	5,623
FINANCIAL DEBTS	2,101	4,171	2,813
OPERATING PAYABLES
Tax payables	–	–	1
Social payables	1	1	1
OTHER PAYABLES
Debts on fixed assets	54	54	54
Other	247	172	361
Cash instruments	15	–	–
Deferred income	3	3	3
	10,925	9,906	8,857
PREPAYMENTS AND ACCRUED EXPENSE
Unrealized foreign exchange gains	746	648	279
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	42,304	41,656	38,950

AXA (PARENT COMPANY) 303

[	AXA (parent company)

Income statement

			(in euro millions)

		2004	2003	2002

I. RESULT ON ORDINARY ACTIVITIES
FINANCIAL & OPERATING REVENUES
Revenues from buildings
Dividends received from subsidiaries		970	1,109	1,481
Revenues on short-term investments		379	365	499
Other revenues		7	8	0
	I	1,356	1,482	1,981
OPERATING EXPENSES
External expenses and other expenses		(131)	(107)	(127)
Tax expenses		(1)	(1)	(1)
Compensation and benefits		(6)	(5)	(3)
Interest expense		(558)	(522)	(629)
Allowances :
* for depreciation of buildings and deferred charges		(33)	(26)	(21)
* to debtors’ reserves
Other expenses				–
	II	(729)	(661)	(781)
Operating profit	(III = I + II)	627	821	1,200
Contribution on common operations	IV	1	0	0
FINANCIAL OPERATIONS ON SECURITIES
Net income on sales of short-term securities		–	–	2
Net expenses on sales		–	(1)	0
Investment result on securities	V	0	(1)	2
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	(VI = III + IV + V)	628	820	1,202

II. RESULT ON CAPITAL OPERATIONS
Proceeds from the sale of fixed assets		12,025	164	732
Releases of provisions for contingent liabilities		15	68	126
Releases of equity provisions		42	107	125
Foreign exchange result		(50)	99	49
Net book value on the sale of fixed assets		(12,038)	(171)	(768)
Allowances to provisions for contingent liabilities		(89)	(88)	(102)
Allowances to equity provisions		(49)	(100)	(150)
Exceptional result		5	(3)	(14)
	VII	(139)	75	(2)
INCOME TAX EXPENSE / BENEFIT	VIII	30	(32)	(134)

III. NET INCOME FOR THE FINANCIAL YEAR	VI + VII +VIII	519	863	1,066

Statement of cash flows

			(in euro millions)

	From 01/01/2004	From 01/01/2003	From 01/01/2002
	to 12/31/2004	to 12/31/2003	to 12/31/2002

CASH INFLOWS
Profit on ordinary activities before tax	627	820	1,202
Result on capital operations before tax	(138)	75	(1)
Income tax expense/benefit	30	(32)	(134)
Changes in reserves and amortization	161	101	150
Cash flow for the year	680	964	1,217
Increases in shareholders’ equity	266	196	262
New borrowings	1,051	2,856	571
Sale or decrease in fixed assets
– Tangible fixed assets	–	1	–
– Financial assets	1,487	2,139	1,654
TOTAL CASH INFLOWS	3,484	6,156	3,704

CASH OUTFLOWS
Dividends paid out during the year	676	680	1,117
Repayments of financial debts & loans	666	473	1,165
Purchase of fixed assets
– Tangible fixed assets	–	–	–
– Financial assets	2,912	3,167	1,486
TOTAL CASH OUTFLOWS	4,254	4,320	3,768

CHANGE IN WORKING CAPITAL	(770)	1,836	(64)
Short-term equivalents
Change in:
– operating receivables	108	81	(186)
– operating payables	(70)	101	(30)
– cash and cash equivalents	(808)	1,654	152
TOTAL	(770)	1,836	(64)

AXA (PARENT COMPANY) 305

[	AXA (parent company)

Subsidiaries and participating

				Gross book
	Share	Other	Percentage	value of
	capital	shareholders’	of capital	securities
		equity	held	held

	1	2	3	4

A. Detailed information concerning subsidiaries and investments accounting for in excess of 1% of AXA’s shareholders’ equity
1) Subsidiaries (at least 50%-owned)

CIE FINANCIERE DE PARIS	9	136	100.00%	184
137, rue Victor Hugo, 92687 Levallois-Perret

SOCIETE DE GESTION CIVILE IMMOBILIERE	43	22	100.00%	87
Cœur Défense - Tour B - La Défense 4 - 100, esplanade du
Général de Gaulle, 92932 Paris-La Défense

AXA UK Limited Holdings	104	(72)	100.00%	108
140, Frenchurch Street, EC3M 6BL - London

AXA ASSISTANCE	42	23	100.00%	48
12 bis, boulevard des Frères Voisins, 92130 Issy-les-Moulineaux

AXA Canada (b)	144	151	100.00%	205
2020, rue University - Montreal - Québec H3A 2A5

AXA CESSIONS	40	9	100.00%	47
109, rue La Boétie, 75008 Paris

AXA EQUITY AND LAW Plc	1	1,502	99.96%	1,133
107, Cheapside EC2V 6DU - London

AXA OYAK HOLDING AS	66	(10)	50.00%	48
Meclisi Mebusan Caddasi n 81 Oyak Hann - Salipazari - 80040
Istanbul

AXA PARTICIPATION 2	3	497	100.00%	455
23, avenue Matignon, 75008 Paris

AXA France ASSURANCE	378	3,904	100.00%	3,415
26, rue Drouot 75009 PARIS

AXA INSURANCE HOLDING JAPAN	1,505	1,361	97.59%	3,629
1-2-19 Higashi - Shibuya-ku - 150 - 8020 Tokyo 150

VINCI B.V.	472	2,188	100.00%	2,910
Graadt van Roggenweg 500 - Postbus 30800
3503 AP Utrecht - Pays-Bas

AXA GENERAL INSURANCE HONG KONG	16	25	100.00%	65
30th F, Hong Kong Telecom Tower, Taikoo Place, 979 King’s
Road Quarry Bay - Hong Kong

LOR PATRIMOINE	53	–	99.99%	53
23, avenue Matignon, 75008 Paris

AXA RE PARIS (b)	444	503	100.00%	984
39, rue du Colisée, 75008 Paris

AXA INSURANCE INVESTMENT HOLDING	42	(1)	100.00%	78
77, Robinson road - # 11 - 00 SIA Building - 068896 Singapore

(a)	For Insurance companies: gross written premiums. For real estate companies: rental revenues. For holding companies: dividends. For financial services companies: gross banking revenues.
(b)	Consolidated data.

interests

Net book	Loans and cash	Guarantees		Last
value	advances given	and commitments	Last closing	closing	Dividends	Closing date
of securities	by the company	given by	revenues	result	received	and other
held	still outstanding	the company	available(a)	available		observations

5	6	7	8	9	10	11

134	35	–	4	1	61	Dec. 31, 2004

87	–	–	4	3	3	Dec. 31, 2004

26	–	–	–	(6)	–	Dec. 31, 2004

48	11	–	561	17	2	Dec. 31, 2004

205	–	–	755	48	10	Dec. 31, 2004

47	–	–	724	17	5	Dec. 31, 2004

1,133	–	–	–	7	–	Dec. 31, 2004

48	–	–	12	12	5	Dec. 31, 2004

455	–	–	7	8	12	Dec. 31, 2004

3,415	–	–	716	706	580	Dec. 31, 2004

3,629	301	294	–	(25)	–	Dec. 31, 2004

2,910	–	–	23	23	28	Dec. 31, 2004

65	–	–	59	8	6	Dec. 31, 2004

53	–	–	1	0	–	Dec. 31, 2004

984	–	–	1,263	107	–	Dec. 31, 2004

44	–	–	–	0	1	Dec. 31, 2004

AXA (PARENT COMPANY) 307

[	AXA (parent company)

				Gross book
	Share	Other	Percentage	value of
	capital	shareholder	of capital	securities
		equity	hold	held

	1	2	3	4

MOFIPAR	12	46	100.00%	75
23, avenue Matignon, 75008 Paris
AXA UK PLC (b)	1,469	3,430	78.31%	4,556
107, Cheapside, EC2V 6DU - London
AXA AURORA	260	87	100.00%	565
Plaza de Federico Moyua n°4 - 48009 Bilbao
OUDINOT PARTICIPATIONS	9,150	3,140	100.00%	12,299
39, rue du Colisée, 75008 Paris
AXA ITALIA SPA	624	69	98.24%	715
15, Via Léopardi - 20123 Milano
AXA LIFE HONG KONG	6	0	100.00%	90
151 Gloucester Road - Wan Chai - Hong Kong
AXA ONA	417	11	51.00%	229
120, avenue Hassan II - Casablanca 21000
AXA PORTUGAL COMPANHIA DE SEGUROS	37	40	83.01%	72
Praca Marquês de Pombal, 14 - 1058-801 Lisbonne
SAINT GEORGES RE	10	5	100.00%	82
9, avenue de Messine - 75009 Paris
AXA HOLDINGS BELGIUM	453	2,929	84.30%	3,885
25, boulevard du Souverain - 1170 Bruxelles
AXA TECHNOLOGY SERVICES	35	(16)	99.78%	73
14, rue de Londres - 75009 Paris

2) Participating interests (10 to 50%-owned)
AXA INVESTMENT MANAGERS SA	48	560	47.77%	186
Cœur Défense - Tour B - La Défense 4 - 100, Esplanade du
Général de Gaulle - 92932 Paris-La Défense
AXA KONZERN AG	80	1,127	26.33%	712
Gereonsdriesch 9-11 postfach 50670 Koeln
AXA ASIA PACIFIC HOLDING LIMITED (b)	674	559	42.65%	541
447 Collins Street Melbourne Victoria 3000
SUB-TOTAL A				37,529

B. General information about other units and participating interests
1) Subsidiaries not shown in section A
a) French subsidiaries (total)				98
b) Foreign subsidiaries (total)				210
2) Participating interests not shown in section A
a) in French companies (total)				39
b) in foreign companies (total)				32
TOTAL (A + B)				37,908

(a)	For Insurance companies: gross written premiums. For real estate companies: rental revenues. For holding companies: dividends. For financial services companies: gross banking revenue.
(b)	Consolidated data.

Net book	Loans and cash	Guarantees		Last
value	advances given	and commitments	Last closing	closing	Dividends	Closing date
of securities	by the company	given by	revenues	result	received	and other
held	still outstanding	the company	available(a)	available		observations

5	6	7	8	9	10	11

61	–	–	5	3	2	Dec. 31, 2004

4,556	177	–	10,778	201	–	Dec. 31, 2004

565	–	–	41	79	25	Dec. 31, 2004

12,299	–	–	–	517	–	Dec. 31, 2004

715	–	50	34	32	35	Dec. 31, 2004

6	–	–	0	0	–	Dec. 31, 2004

229	–	–	110	16	47	Dec. 31, 2004

72	–	–	351	20	2	Dec. 31, 2004

26	–	–	5	11	–	Dec. 31, 2004

3,885	–	–	51	128	28	Dec. 31, 2004

25	–	–	–	6	–	Dec. 31, 2004

186	–	–	33	57	40	Dec. 31, 2004

712	350	–	274	181	10	Dec. 31, 2004

541	763	–	–	197	45	Dec. 31, 2004

37,161	1,638	344	15,811	2,374	949

67	–	18			15
142	19	14			6

38	20	–			0
18	3	–			1
37,426	1,680	376			969

AXA (PARENT COMPANY) 309

[	AXA (parent company)

Financial results over
     the past five years

				(in euro millions)

	01/01/2000	01/01/2001	01/01/2002	01/01/2003	01/01/2004
	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004

1 - CLOSING BALANCE SHEET SUMMARY
a) Ordinary shares (nominal value)	3,809	3,971	4,035	4,072	4,370
b) Ordinary shares (numbers in million)	416	1,734	1,762	1,778	1,908
c) Bonds mandatorily convertible into ordinary shares (numbers in million)	16	16	16	126	16

2 - INCOME STATEMENT SUMMARY
a) Gross revenues before sales tax	1,755	2,232	1,981	1,474	1,349
b) Pre-tax income from continuing operations, before depreciation,
amortization and changes in reserves	1,199	1,481	1,223	846	660
c) Total pre-tax income, including capital gains and losses before
depreciation, amortization and changes in reserves	1,143	1,402	1,222	934	603
d) Income tax expense / benefit	124	253	(134)	(32)	30
e) Net after-tax income after depreciation, amortization and changes
in reserves	1,058	1,620	1,066	863	519
f) Net dividend distribution	927	971	599	676	1,164

3 - PER SHARE DATA
a) After tax income, before depreciation,
amortization and changes in reserves	3.04	0.95	0.62	0.51	0.33
b) After tax income, after depreciation,
amortization and changes in reserves	2.54	0.93	0.61	0.49	0.27
c) Net dividend per share	2.20	0.56	0.34	0.38	0,61 (a)

4 - PERSONNEL
a) Number of employees	–	–	–	–	–
b) Payroll expenditures	–	–	–	–	–
c) Employer contribution to employee benefits and social charges	–	–	–	–	–

(a) Dividend of € 0.61 per share proposed to the shareholders meeting on April 20, 2005, based on 1,908,444,170 outstanding shares.

AXA (PARENT COMPANY) 311

Principal statutory information
concerning the Company	314

Information concerning
the share capital of the Company	317

Summary of stock option plans	322
Persons responsible for the Annual
Report (document de référence)	331

Correspondence table of
the “Document de référence”	332

[	General information

Principal statutory information
     concerning the Company

Corporate Name

AXA
Registered principal offices:
25, avenue Matignon - 75008 Paris

Legal form and governing law

A form of limited liability company (French société anonyme) with a Management Board and a Supervisory Board, governed by the laws of France, in particular the French Company Code (the Code de Commerce) and the French Insurance Code (the Code des Assurances).

Incorporation and life of the Company

The Company was incorporated in 1852. The corporate life of the Company is set to expire on December 31, 2059, unless it is prolonged after, or wind-up before, this date.

Corporate purpose (Article 3 of the articles of incorporation and bylaws):

  to acquire, manage and/or dispose of equity interests in French or foreign companies or businesses, regardless of their legal form;
  to perform any and all transactions directly or indirectly related to the foregoing or in furtherance thereof;
  in particular, to acquire and manage equity interests in any form, directly or indirectly, in any French or foreign company engaged in the insurance business.

Trade and Company Register

No. 572.093.920 in the Paris Trade and Company Register APE Code: 741 J.

Documents pertaining to the Company may be consulted at:

AXA Legal Department
21, avenue Matignon - 75008 Paris (France).

Fiscal year

From January 1st to December 31st.

Distribution of profits

Net profits for the fiscal year and any retained earnings, less any prior losses and amounts appropriated to reserves in accordance with applicable law, constitute the distributable profit. Shareholders have control over this profit, and may decide at the annual general meeting on its appropriation as well as on the distribution of sums drawn from the reserves under its control. In such case, the shareholders’ decision expressly indicates the reserve accounts from which amounts are to be drawn.

With the exception of a reduction in the share capital, no dividend may be paid out to shareholders if the amount of shareholders’ equity is less than the share capital plus the reserves that, by law, cannot be distributed. Likewise, no dividend may be paid out if this would cause shareholders’ equity to fall below said threshold.

Meetings of shareholders and voting power

Shareholders are convened, meet, and deliberate in accordance with applicable law and regulations.

Any shareholder has the right to attend such meetings, either in person or by proxy, provided that the shareholder is registered with the Company.

Related formalities must be completed at least five days prior to the meeting. However, the Management Board may reduce or waive this requirement, provided that its decision pertains to all shareholders. Accordingly, the AXA Management Board has reduced this requirement to two days.

Shareholders may vote by mail in accordance with legislation and regulations in force.

Each shareholder is entitled to one vote per share held. However, since the Extraordinary Shareholders’ meeting of May 26, 1977, Article 23 of the Company bylaws provides that holders of shares that are fully paid up and registered in the name of their owner for at least two years at the end of the calendar year preceding the scheduled date of a shareholders’ meeting enjoy double voting rights with respect to these shares.

In the event of a share capital increase through capitalization of reserves, profits, share or issue premiums, registered shares that are freely allotted to shareholders on the basis of existing shares granting a double voting right shall also grant a double voting right to their holders.

The law also allows the Company to request from the depository trust company concerned, at its own expense and at any time, information pertaining to the identity of holders of shares of the Company carrying immediate or future voting rights in shareholder meetings, as well as the number of shares held by each individual or legal entity.

Notification of statutory thresholds (Article 7 of the articles of incorporation and bylaws) Any person or entity that directly or indirectly becomes the owner of at least 0.5% of the share capital and/or voting power must notify the Company of the total number of shares held. Notification must be made by certified letter, return receipt requested, within five days of the date on which the shares that allowed the holder to reach or pass said threshold were registered.

This notification must be made whenever an additional 0.5% threshold is reached.

Failure to comply with the requirement to disclose the passing of statutory thresholds may entail the forfeiture of the voting rights attached to any shares that exceed the aforementioned thresholds if ownership of these shares has not been duly disclosed to AXA. This period of forfeiture may last for two years as of the date on which the holder complies with these disclosure requirements.

Independent Auditors

The independent auditors are:

Incumbent auditors:

PricewaterhouseCoopers Audit: 32, rue Guersant - 75017 Paris, represented by Catherine Pariset and Yves Nicolas, first appointed on February 28, 1989. The current appointment is for a term of six years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2005.

Mazars & Guérard: 39, rue de Wattignies - 75012 Paris, represented by Patrick de Cambourg and Jean-Pierre Lassus, first appointed on June 8, 1994. The current appointment is for a term of six years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2009.

Alternate auditors:

  Patrick Frotiée: 32, rue Guersant - 75017 Paris, first appointed on May 17, 1995. The current appointment is for a period of six years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2005.
  Jean-Louis Simon: 39, rue de Wattignies - 75012 Paris, first appointed on April 21, 2004. The current appointment is for a period of six years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2009.

TABLE OF COMPENSATION PAID TO INDEPENDENT AUDITORS IN 2004 AND 2003			(in euro thousands)

	PricewaterhouseCoopers		Mazars & Guérard
	2004	2003	2004	2003

Audit	29,528	24,745	4,901	2,695
Statutory audit and certification of local and consolidated
financial statements	21,643	19,555	4,130	2,235
Other specific audit assignments	7,885	5,191	770	461
Other services	5,219	3,278	618	182
Legal, tax and employment consulting	4,482	3,080	67	24
Information, technology and services	60	85	95	–
Internal audit	209	–	–	–
Other	468	114	455	158
SUB-TOTAL	34,747	28,023	5,518	2,877
Affiliated Companies/Mutual funds	7,039	7,083	675	514
TOTAL	41,786	35,106	6,193	3,391

GENERAL INFORMATION 315

[	General information

Ownership of the AXA Trademark by FINAXA

FINAXA owns the name “AXA” and the AXA trademark and, for this reason, is responsible for managing and protecting the trademark. In 1996, the Company and FINAXA entered into a licensing agreement pursuant to which FINAXA granted the Company a non-exclusive license to use the AXA trademark in countries in which the Company and its subsidiaries currently have operations. This license grants AXA the right to grant sublicenses to use the AXA trademark and/or its derivatives around the world. As of February 1, 2005, the Company had granted 20 sublicenses.

Pursuant to this licensing agreement, the Company is required to pay FINAXA an annual fee of 762,245 euros.

In addition to this sum, 50% of the annual fees that the Company receives from its licensees (a total amount of 3,562,500 euros in respect of 2004) is payable by the Company to FINAXA.

Agreement with BNP Paribas

On September 12, 2001 and following the approval of AXA’s Supervisory Board of the same day, the AXA Group (AXA, FINAXA and the Mutuelles AXA) and the BNP Paribas Group entered into an agreement that provides for maintaining a certain level of cross-shareholding between the parties (43,412,598 shares held by the AXA Group in BNP Paribas and 15,795,357 shares held by BNP Paribas in Finaxa as adjusted following the Finaxa’s share capital increase of July 20, 2004). The agreement also grants each party a preemptive right to acquire the other party’s minimum equity investment following the termination of the agreement as well as an option to repurchase the ownership interests of the other party if there is a change in control of the other party. Furthermore, the AXA Group guarantees the liquidity of BNP Paribas’ holdings in ordinary shares of FINAXA.

While initially concluded for a three year period from the date of its execution, the agreement was amended on October 26, 2004 following the approval of AXA’s Supervisory Board on September 15, 2004 and extended for a two year period from September 12, 2004, renewable automatically for subsequent terms of one years, unless either party provides notice of termination at least three months before the end of the current term. The other provisions of the initial agreement remain unchanged.

The initial agreement and its amendment were made public by the “Conseil des Marchés Financiers” and by the “Autorité des Marchés Financiers” respectively on September 28, 2001 and October 28, 2004.

The details of this agreement are available on the internet site of the AMF (“Autorité des Marchés Financiers”) : www.amf-france.org.

Information concerning
    the share capital of the Company Changes
    in share capital

Changes in share capital

Date	Operations	Number of shares issued	Issue premium	Number of shares after the operation	Amount of share capital after the operation in euros

2000	Bond redemption	4,114,000	244,585,766	360,449,728	3,298,115,011
	New equity issue	2,023,778	197,048,504	362,473,506	3,316,632,579
	Conversion of bonds into shares	45,428	7,083,481	362,518,934	3,317,048,246
	Exercise of stock options	274,146	9,168,254	362,793,080	3,319,556,682
	New equity issue	30,232,756	3,403,502,793	393,025,836	3,596,186,399
	New equity issue reserved
	for employees	1,970,360	216,524,113	394,996,196	3,614,215,193
	Conversion of bonds into shares	1,062	163,865	394,997,258	3,614,224,910
	Exercise of stock options	243,497	8,677,461	395,240,755	3,616,452,908
	New equity issue	17,210,490	2,421,730,759	412,451,245	3,773,928,891
	New equity issue	3,677,833	517,654,994	416,129,078	3,807,581,063
	Exercise of stock options	101,624	3,389,284	416,230,702	3,808,510,923

GENERAL INFORMATION 317

[	General information

Date	Operations	Number of shares issued	Issue premium	Number of shares after the operation	Amount of share capital after the operation in euros

2001	New equity issue	4,916,344	691,975,418	421,147,046	3,853,495,470
	Bond redemption	7,180,360	254,442,642	428,327,406	3,919,195,764
	Exercise of stock options	5,415	718,859	428,332,821	3,919,245,312
	Exercise of stock options	116,486	3,463,637	428,449,307	3,920,311,159
	Stock split	–	–	1,713,797,228	3,920,311,159
	New equity issue	_	(4,284,493)	1,713,797,228	3,924,595,652
	Exercise of stock options	54,684	603,822	1,713,851,912	3,924,720,878
	Share capital reduction	(19,996)	(709,888)	1,713,831,916	3,924,675,087
	New equity issue reserved for
	employees of AXA	978,476	22,524,517	1,714,810,392	3,926,915,797
	Exercise of stock options	942,524	11,600,032	1,715,752,916	3,929,074,177
	Conversion of bonds into shares	106	4,047	1,715,753,022	3,929,074,420
	New equity issue reserved
	for employees	16,702,674	245,465,482	1,732,455,696	3,967,323,543
	New equity issue reserved
	for employees	572,561	10,935,915	1,733,028,257	3,968,634,708
	Exercise of stock options	1,158,810	10,593,596	1,734,187,067	3,971,288,383
	Conversion of bonds	202	7,787	1,734,187,269	3,971,288,846
2002	Exercise of stock options	322,983	2,505,905	1,734,510,252	3,972,028,477
	Exercise of stock options	267,887	2,254,863	1,734,778,139	3,972,641,938
	New equity issue reserved
	for employees of AXA	689,142	12,011,745	1,735,467,281	3,974,220,073
	Exercise of stock options	147,185	519,863	1,735,614,466	3,974,557,127
	Exercise of subscription warrants
	(employees in Germany)	443	8,461	1,735,614,909	3,974,558,141
	New equity issue reserved
	for employees of AXA	25,506,749	171,015,878	1,761,121,658	4,032,968,596
	New equity issue reserved
	for employees in Germany	977,622	8,798,598	1,762,099,280	4,035,207,351
2003	Exercise of stock options	68,064	584,201	1,762,167,344	4,035,363,217
	Exercise of stock options	336,782	2,535,734	1,762,504,126	4,036,134,449
	Exercise of subscription warrants
	(employees in Germany)	3,887	34,983	1,762,508,013	4,036,143,350
	New equity issue reserved
	for employees of AXA	1,294,128	10,275,376	1,763,802,141	4,039,106,903
	Exercise of stock options	120,318	796,863	1,763,922,459	4,039,382,431
	Exercise of subscription warrants
	(employees in Germany)	2,488	22,392	1,763,924,947	4,039,388,129
	Exercise of stock options	239,806	1,601,711	1,764,164,753	4,039,937,284
	New equity issue reserved
	for employees of AXA	13,836,694	143,735,303	1,778,001,447	4,071,623,314
	Exercise of stock options	99,532	768,553	1,778,100,979	4,071,851,241
	Conversion of bonds	1788	68,532	1,778,102,767	4,071,855,336
	Exercise of stock subscription warrants
	(employees in Germany)	368	3278	1,778,103,135	4,071,856,179

Date	Operations	Number of sharesissued	Issue premium	Number of shares after the operation	Amount of share capital after the operation in euros

2004	Exercise of stock options	198,198	1,560,737	1,778,301,333	4,072,310,052
	Exercise of stock options	418,104	3,177,766	1,778,719,437	4,073,267,510
	Exercise of stock subscription
	warrants (employees in Germany)	13,766	141,851	1,778,733,203	4,073,299,034
	New equity issue reserved
	for AXA employees in France	1,668,797	18,690,526	1,780,402,000	4,077,120,580
	Bonds payable into shares
	(ORAN, financing
	for the acquisition of MONY)	110,245,309	1,143,794,078	1,890,647,309	4,329,582,337
	Exercise of stock options	408,081	2,636,812	1,891,055,390	4,330,516,843
	Exercise of stock subscription
	warrants (employees in Germany)	7643	77,400	1,891,063,033	4,330,534,345
	New equity issue reserved
	for employees of AXA	16,495,888	182,658,904	1,907,558,921	4,368,309,929
	New equity issue reserved
	for employees of AXA (ABSA)	691,167	10,077,215	1,908,250,088	4,369,892,701
	Exercise of stock options	192,371	1,177,460	1,908,442,459	4,370,333,231
	Conversion of stock subscription
	warrants by employees in Germany	1,711	17,513	1,908,444,170	4,370,337,149
02/28/05	Exercise of stock options	46,789	305,298	1,908,490,959	4,370,444,296

GENERAL INFORMATION 319

[	General information

Capital ownership

To the best of the Company’s knowledge, the table below summarizes its capital ownership and voting power on February 28, 2005:

	Number of shares	Capital ownership	Voting power

Mutuelles AXA (a)	388,297,657	20.34%	32.20%
of which: – Mutuelles AXA	51,959,561	2.72%	4.38%
– FINAXA (a)	336,338,096	17.62%	27.82%
Treasury shares	21,033,592	1.10%	–
Self holding shares	–	–	–
Employees and agents	96,511,206	5.06%	6.14%
General public	1,402,648,504	73.50%	61.66%
TOTAL (b)	1,908,490,959	100%	100%

(a)	Directly and indirectly (including ANF).
(b)	Source Euronext 01.28.2005.

To the best of the Management Board’s knowledge, no other shareholders owns more than 5% of the share capital. The Company has agreed to disclose any ownership in excess of 2% of its outstanding share capital known to it. To the best of the Management Board’s knowledge, this threshold was not exceeded in 2004.

Of the 1,908,490,959 shares comprising the share capital, 415,266,667 shares entitled their holder to double voting rights on February 28, 2005.

As of February 28, 2005, Mutuelles AXA directly or indirectly owned, primarily through Finaxa (a listed holding company), 20.34% of the share capital and 32.20% of the voting power at AXA shareholder meetings. Finaxa holds 95.45% of the share capital and 97.18% of the voting power of ANF, a holding company that owns 0.29% of the share capital and 0.24% of the voting power at AXA shareholder meetings.

As a group, Mutuelles AXA directly and indirectly holds a controlling interest in Finaxa (71.69% of the share capital and 80.53% of voting rights as of February 28, 2005). Each of the members of Mutuelles AXA is party to an agreement pursuant to which it grants the other parties a preemptive right to acquire its shares of Finaxa.

To the best of the Company’s knowledge, subsidiaries of the AXA Group do not hold any AXA shares that are pledged. In addition, to the best of the Company’s knowledge, a very small number of individual registered shareholders hold AXA shares that are pledged.

Ownership structure as of February 28, 2005

(a) Directly and indirectly.
( ) Voting power.

Change in capital ownership

Changes in ownership of the Company’s share capital between December 31, 2002 and December 31, 2004 reflect the various transactions detailed in the preceding table of changes to share capital.

	12/31/2002	12/31/2003	12/31/2004

Mutuelles AXA (a)	20.5%	20.2%	20.3%
of which: – Mutuelles AXA	2.8%	2.8%	2.7%
– FINAXA (a)	17.7%	17.4%	17.6%
Treasury shares	1.7%	1.6%	1.1%
General public	77.8%	78.2%	78.6%
TOTAL	100%	100%	100%

(a) Directly and indirectly

On December 31, 2004, the members of the AXA Management Board and AXA Supervisory Board owned 1,197,724 AXA shares and AXA ADRs, equal to 0.027% of the Company’s share capital and 0.062% of the voting power.

Fully diluted capital at February 28, 2005

The following table indicates the Company’s fully diluted share capital, assuming that the maximum number of new shares is issued following conversion of all outstanding convertible bonds and the exercise of all outstanding stock options.

	Number of outstanding shares or (units) for bonds	Maximum number of shares created

Ordinary shares issued on February 28, 2005*	1,908,490,959	1,908,490,959
Subordinated convertible bonds 1999-2014	9,199,353	37,349,373
Subordinated convertible bonds 1999-2017	6,639,463	26,956,220
Stock options	59,595,138	59,595,138
Maximum total number of shares	–	2,032,391,690

(*) Source : Euronext 01.28.2005.

Dividends

	Distribution	Number	Net dividende	Tax credit	Gross dividend
Date	(in euro	of shares	per share	per share	per share
	millions)		in euros	in euros	in euros

12/31/2000	926	421,147,046 (b)	2.20	1.10	3.30
12/31/2001 (a)	971	1,734,187,269	0.56	0.28	0.84
12/31/2002	599	1,762,167,344	0.34	0.17	0.51
12/31/2003	676	1,778,103,135	0.38	0.19	0.57
12/31/2004 (c)	1,164	1,908,444,170	0.61*	–	0.61*

(*)	As of January 1, 2005 individual shareholders who have elected tax domicile in France are eligible for an abatement of 50% on the dividend (i.e., 0.305 euros per share).
(a)	Amounts taking into account a four-for-one stock split.
(b)	Including shares issued in connection with the buyout of the minority interests in AXA Financial on January 2, 2001.
(c)	Proposal submitted to the Extraordinary and Ordinary Shareholders’ Meeting held on April 20, 2005.

Dividends not claimed within five years of the date of payout become the property of the French Treasury Department.

GENERAL INFORMATION 321

[	General information

Summary
     of stock option plans

AXA

By virtue of the various authorizations granted by extra- ordinary meetings of shareholders and following the acquisition of options granted by companies that have merged with and into the Company, the Board of Directors (and subsequently the Management Board) of the Company has granted options to purchase shares of the Company. The terms and conditions of these grants are indicated in the tables below:

Date of Board Meeting	03/29/1995	07/10/1996	01/22/1997	09/10/1997	09/30/1997
	(a)	(a)	(a)	(a bis)	(a)
Date Shareholders’ Meeting	06/08/1994	06/08/1994	06/08/1994	10/20/1992	05/12/1997

Initial allocation adjusted
at 10/22/2003 (b)	5,128,150	3,961,926	5,290,291	167,501	203,910
– Number of beneficiaries	193	162	62	1	2
– Executive Committee allocation	301,158	247,897	753,301	167,501	0
– Executive Committee
beneficiaries (d)	4	5	8	1	0
Option exercisable as of	03/29/1997	07/10/1998	01/22/1999	09/10/1999	09/30/1999
Expiration date	03/28/2005	07/09/2006	01/21/2007	09/09/2007	09/29/2007
Discount granted	4.99%	5.34%	4.96%	–	0.00%
Term of exercise of stock options	25% 03/29/1997	25% 07/10/1998	25% 01/22/1999	25% 09/10/1999	25% 09/30/1999
	50% 03/29/1998	50% 07/10/1999	50% 01/22/2000	50% 09/10/2000	50% 09/30/2000
	75% 03/29/1999	75% 07/10/2000	75% 01/22/2001	75% 09/10/2001	75% 09/30/2001
	100% 03/29/2000	100%(*) 07/10/2001	100% 01/22/2002	100% 09/10/2002	100% 09/30/2002
Number of shares subscribed
at 12/31/2004 (b)	3,792,074	2,013,168	1,872,500	0	50,977
Options cancelled at 12/31/2004(b)	508,566	734,650	441,414	0	50,978
OUTSTANDING at 12/31/2004 (b)	827,510	1,214,108	2,976,377	167,501	101,955
Subscription price in Euros (c)	8.22	10.02	12.04	11.23	14.74

(*)	Last quarter submitted to the realization of objectives assigned to different entities for the period as of 12/31/1996 to 12/31/2000.
(a)	Of AXA origin.
(abis)	Of Lor Finance origin.
(b)	Adjusted amounts.
(c)	Adjusted subscription price.
(d)	Actual Executive Committee.

Date of Board Meeting	04/20/1998 (a)	06/09/1999 (a)	06/09/1999 (a)	11/18/1999 (a)
Date of Shareholders’ Meeting	05/12/1997	05/12/1997	05/05/1999	05/05/1999

Initial allocation adjusted
at 10/22/2003 (b)	9,611,145	3,152,120	4,238,809	462,756
– Number of beneficiaries	357	168	180	91
– Executive Committee allocation	1,080,724	101,955	923,715	0
– Executive Committee beneficiaries (d)	9	2	8	0
Option exercisable as of	04/20/00	06/09/01	06/09/01	11/18/01
Expiration date	04/19/08	06/08/09	06/08/09	11/17/09
Discount granted	5.00%	0.00%	0.00%	0.00%
Term of exercise of stock options	25% 04/20/2000	25% 06/09/2001	25% 06/09/2001	25% 11/18/2001
	50% 04/20/2001	50% 06/09/2002	50% 06/09/2002	50% 11/18/2002
	75% 04/20/2002	75% 06/09/2003	75% 06/09/2003	75% 11/18/2003
	100% 04/20/2003	100% 06/09/2004	100% 06/09/2004	100% 11/18/2004
Number of shares subscribed
at 12/31/2004 (b)	557,890	14,783	86,730	0
Options cancelled at 12/31/2004 (b)	2,711,503	893,986	1,180,213	241,466
OUTSTANDING AT 12/31/2004 (b)	6,341,752	2,243,351	2,971,866	221,290
Subscription price in Euros (c)	23.53	28.11	28.11	32.12

Date of Board Meeting	07/05/2000 (a)	07/12/2000 (a)	11/13/2000 (a)	05/09/2001 (a)
Date of Shareholders’ Meeting	05/05/1999	05/05/1999	05/05/1999	05/09/2001

Initial allocation adjusted
at 10/22/2003 (b)	7,624,096	276,749	293,459	9,856,213
– Number of beneficiaries	889	113	98	1,419
– Executive Committee allocation	908,518	24,988	0	1,815,828
– Executive Committee beneficiaries (d)	11	1	0	12
Option exercisable as of	07/05/02	07/12/02	11/13/02	05/09/03
Expiration date	07/04/10	07/11/10	11/12/10	05/08/11
Discount granted	0.00%	0.00%	0.00%	0.00%
Term of exercise of stock options	33,33% 07/05/2002	25% 07/12/2002	33,33% 11/13/2002	33,33% 05/09/2003
	66,66% 07/05/2003	50% 07/12/2003	66,66% 11/13/2003	66,66% 05/09/2004
	100% 07/05/2004	75% 07/12/2004	100% 11/13/2004	100% 05/09/2005
		100% 07/12/2005
Number of shares subscribed
at 12/31/2004 (b)	0	0	0	0
Options cancelled at 12/31/2004 (b)	2,191,205	165,186	56,487	2,111,317
OUTSTANDING AT 12/31/2004 (b)	5,432,891	111,563	236,972	7,744,896
Subscription price in Euros (c)	40.76	40.86	38.54	32.16

(a)	Of AXA origin.
(b)	Adjusted amounts.
(c)	Adjusted subscription price.
(d)	Actual Executive Committee.

GENERAL INFORMATION 323

[	General information

Date of Board Meeting	02/27/2002 (a)	03/14/2003 (a)	03/14/2003 (a)	03/26/2004 (a)
Date of Shareholders’ Meeting	05/09/2001	05/09/2001	05/03/2002	05/03/2002

Initial allocation adjusted
at 10/22/2003 (b)	9,866,010	8,035,642	2,843,655	10,260,484
– Number of beneficiaries	1,655	1,721	229	2,188
– Executive Committee allocation	2,219,432	688,422	2,246,165	2,537,250
– Executive Committee beneficiaries (d)	12	3	9	11
Option exercisable as of	02/27/04	03/14/05	03/14/05	03/26/06
Expiration date	02/26/12	03/13/13	03/13/13	03/25/14
Discount granted	0.00%	0.00%	0.00%	0.00%
Term of exercise of stock options	33.33% 02/27/2004	33.33% 03/14/2005	33.33% 03/14/2005	33.33% 03/26/2006
	66.66% 02/27/2005	66.66% 03/14/2006	66.66% 03/14/2006	66.66% 03/14/2007
	100% 02/27/2006	100% 03/14/2007	100% 03/14/2007	100% 03/14/2008

Number of shares sibscribed
at 12/31/2004 (b)	0	12,261	2,505	0
Options cancelled at 12/31/2004 (b)	1,123,701	402,396	31,688	186,986
OUTSTANDING AT 12/31/2004 (b)	8,742,309	7,620,985	2,809,462	10,073,498
Subscription price in Euros (c)	20.88	10.96	10.96	17.68

(a)	Of AXA origin.
(b)	Adjusted amounts.
(c)	Adjusted subscription price.
(d)	Actual Executive Committee.

Except for UAP stock option plans, stock options granted in plans up to November 18, 1999 may be exercised under the following conditions:

  25% of the total grant is exercisable at the end of the second year following the date of the grant;
  50% of the total grant is exercisable as of the third year following the date of the grant;
  75% of the total grant is exercisable as of the fourth year following the date of the grant;
  100% of the total grant is exercisable as of the fifth year following the date of the grant.

Stock options granted in plans from and after July 5, 2000 may be exercised under the following conditions:

  33.33% of the total grant is exercisable at the end of the second year following the date of the grant;
  66.66% of the total grant is exercisable at the end of the third year following the date of the grant;
  100% of the total grant is exercisable at the end of the fourth year following the date of the grant.

FINAXA

FINAXA is a form of limited liability company (French société anonyme) with registered share capital of 230,554,694.15 euros on 28 February, 2005. Its stock option grants are summarized in the following tables:

Date of Board Meeting	07/10/1996	05/07/98	05/26/99	05/26/99
Date of Shareholders’ Meeting	06/15/1995	05/28/97	05/28/97	05/26/99

Number of options (adjusted)	546,203	404,595	178,310	125,136
– Number of beneficiaries	5	1	1	1
– Executive Committee allocation	70,000	0	0	0
– Executive Committee beneficiaries	1	0	0	0
Option exercisable as of	07/10/1998	05/07/00	05/26/01	05/26/01
Expiration date	07/09/2006	05/06/08	05/25/09	05/25/09
Discount granted	5%	5%	0%	0%
Term of exercise of stock options	25% 07/10/1998	25% 05/07/2000	25% 05/26/2001	25% 05/26/2001
	50% 07/10/1999	50% 05/07/2001	50% 05/26/2002	50% 05/26/2002
	75% 07/10/2000	75% 05/07/2002	75% 05/26/2003	75% 05/26/2003
	100%(*) 07/10/2001	100% 05/07/2003	100% 05/26/2004	100% 05/26/2004
Number of shares subscribed at 12/31/2004	257,929	0	0	0
Options cancelled at 12/31/2004	1	0	0	0
OUTSTANDING AT 12/31/2004	288,273	404,595	178,310	125,136
Subscription price in euros	34.66	82.19	91.57	91.57

(*) Last quarter submitted to the realization of objectives assigned to different entities for the period as of 12/31/1996 to 12/31/2000.

Date of Board Meeting	07/05/00	05/30/01	04/02/03	04/14/04
Date of Sharehold. Meeting	05/26/99	05/26/99	05/30/01	05/21/02

Number of options	207,355	227,585	465,284	126,436
– Number of beneficiaries	5	1	3	1
– Executive Committee allocation	75,000	0	0	0
– Executive Committee beneficiaries	1	0	0	0
Option exercisable as of	07/05/02	05/30/03	04/02/05	04/14/06
Expiration date	07/04/10	05/29/11	04/01/13	04/14/14
Discount granted	0%	0%	0%	0%
Term of exercise of stock options	33.33% 07/05/2002	33.33% 05/30/2003	33.33% 04/02/2005	33.33% 04/14/2006
	66.66% 07/05/2003	66.66% 05/30/2004	66.66% 04/02/2006	66.66% 04/14/2007
	100% 07/05/2004	100% 05/30/2005	100% 04/02/2007	100% 04/14/2008

Number of shares subscribed at 12/31/2004	0	0	0	0
Options cancelled at 12/31/2004	65,747	0	0	0
OUTSTANDING AT 12/31/2004	141,608	227,585	465,284	126,436
Subscription price in euros	161.98	127.79	46.38	58.87

GENERAL INFORMATION 325

[	General information

MOFIPAR

MOFIPAR is a limited liability company (French société anonyme) with registered share capital of 11,585,450.70 euros on February 28, 2005. It was established in 1993.

In August 1996, Mofipar set up a stock option plan within the Company involving 33% of its share capital, for the benefit of employees, directors and officers of AXA.

This single plan allows holders of options to benefit indirectly from the appreciation of the share price of ordinary shares of AXA Asia Pacific Holdings.

As of December 31, 2004, Mofipar stock options plan had been granted to 6 individuals.

MOFIPAR

Date of Board Meeting	08/05/96
Date of Shareholders’ Meeting	07/29/96

Number of options	2,152,310
– Number of beneficiaries	119
– Executive Committee allocation	180,000
– Executive Committee beneficiaries	5
Options exercisable as of	08/05/01
Expiration date	08/04/06
Terme of exercise of stock options	100% 08/05/2001
Number of shares subscribed at 12/31/2004	1,661,000
Options cancelled at 12/31/2004	426,060
OUTSTANDING AT 12/31/2004	65,250
Subscription price in euros	7.09

Agreements with Directors and Officers of the Company

No agreements were entered into by and between the Company and any of its directors and officers.
No loan or guarantee has been granted or issued by the Company to any member of its governing structures.

Authorizations to issue shares and other securities

Valid financial authorizations (December 31, 2004)

The authorizations to issue securities that were valid at December 31, 2004 and until the annual shareholder meeting on April 20, 2005 are summarized in the tables below:

ISSUES WITH PREFERENTIAL SUBSCRIPTION RIGHTS

	Maximum amount of the issue in euros	Maximum amount of the capital increase in euros
Securities			Term	Expiration

Capitlization of reserves,
earnings or premium	–	1 billion	26 months	June 30, 2005
Shares and other securities
granting a claim to shares,
of the Company at maturity
through subscription, conversion,
exchange, redemption,
presentation of a warrant or other	6 billion*	1 billion**	26 months	June 30, 2005

(*) The face value of debt instruments associated with the issue of securities may not exceed the global upper limit of 6 billion euros.
(**) The face value of the capital increase may not exceed the global upper limit of 1 billion euros.

ISSUES WITHOUT PREFERENTIAL SUBSCRIPTION RIGHTS

	Maximum amount of the issue in euros	Maximum amount of the capital increase in euros
Securities			Term	Expiration

Shares or securities granting
a claim to shares of the Company
at maturity through subscription,
conversion, exchange,
redemption, presentation
of a warrant or other	6 billion*	1 billion**	26 months	June 30, 2005
Shares reserved for employees	–	150 million	26 months	June 30, 2005
Shares issued in connection with
the exercise of stock options	–	3% of share capital	38 months	July 2, 2005

(*) The face value of debt instruments associated with the issue of securities may not exceed the global upper limit of 6 billion euros.
(**) The face value of the capital increase may not exceed the global upper limit of 1 billion euros.

New financial authorizations

The following authorizations to issue shares or securities require shareholder consent. They will be submitted to the shareholders on April 20, 2005:

ISSUES WITH PREFERENTIAL SUBSCRIPTION RIGHTS

	Maximum amount of the issue in euros	Maximum amount of the capital increasein euros
Securities			Term	Expiration

Capitalization of reserves,
earnings or premium	–	1 billion	26 months	June 20, 2007
Ordinary shares and other security
granting a claim to shares of the Company
at maturity through subscription, conversion,
exchange, redemption, presentation
of a warrant or other	6 billion*	1.5 billion**	26 months	June 20, 2007

ISSUES WITHOUT PREFERENTIEL SUBSCRIPTION RIGHTS

	Maximum amount	Maximum amount
Securities	of the issue	of the capital increase	Term	Expiration
	in euros	in euros

Ordinary shares and other security
granting a claim to shares of the Company
at maturity through subscription, conversion,
exchange, redemption, presentation
of a warrant or other***	6 billion*	1 billion**	26 months	June 20, 2007
Shares reserved for employees	–	150 million	26 months	June 20, 2007
Free allotment of shares	–	0.5% of the share capital****	38 months	June 20, 2008
Shares issued in connection with the
exercise of stock options	–	2.5% of the share capital*****	38 mohths	June 20, 2008

*	The face value of debt instruments associated with the issue of securities may not exceed the global upper limit of 6 billion euros. This upper limit is separate and distinct from the amount of the securities that give the right to grant debt securities (ceiling of 2 billion euros).
**	The face value of the capital increase may not exceed the global upper limit of 1.5 billion euros.
***	Including the issue of ordinary shares or securities for up to 10% of the share capital in accordance with the terms and conditions determined by the shareholder meeting, in the event of a public offer initiated by the Company, in consideration for contributions in kind for up to 10% of the share capital, or as a result of a securities issue by subsidiaries of AXA.
****	At the date of the Shareholder Meeting of 04/20/2005.
*****	At the date of attribution of the options by the Management Board.

GENERAL INFORMATION 327

[	General information

The global nominal amount of the capital increases made by offerings representing share capital, excluding capital increases reserved for employees and stock options, may not exceed the global upper limit of 2 billion euros.

Purchase and sale of shares by the Company

At the shareholder meeting held on April 21, 2004, the shareholders were asked to authorize the Management Board to trade in the Company’s shares for the purpose of stabilizing the market price, under the following conditions:

Maximum purchase price	€35
Minimum sale price	€12
Maximum number of shares that can be bought or sold:	177,810,313.

The Company did not repurchase any of its own shares in 2004 nor did it carry out transactions on its shares through derivative instruments. On December 31, 2004, no optional positions existed.

European Commission Regulation 2273/2003 of December 22, 2003, implementing Directive 2003/6/CE on market abuse, went into effect in October 2004. This regulation substantially changes the rules governing the repurchase by companies of their own shares.

The shareholders will be asked once again on April 20, 2005 to authorize the Management Board to trade in the Company’s shares.

The resolution being submitted on April 20, 2005 is consistent with the new regulation and the two market practices currently recognized by the AMF (and which the AMF is in the process of formally accepting).

The Company will be authorized to purchase up to but no more than 8.90% of its outstanding share capital after taking into account the treasury shares (for information, on February, 28, 2005, AXA’s outstanding share capital, excluding treasury shares was 169,624,655 shares).

These shares may be acquired for the purpose of: a) engaging in market practices accepted by the AMF, such as a liquidity agreement to stabilize the market price of the Company’s shares; b) (i) covering stock options offered to some or all employees or directors and officers of the Company and/or affiliates as defined in Article L.225-180 of the French Company Code, (ii) allocating free shares to employees and former employees enrolled in a company savings plan sponsored by the Company or the AXA Group and (iii) allocating free shares to employees and directors and officers of the Company and its affiliates as defined in Article L.225-197-2 of the French Company Code, in connection with the provisions of Articles L.225-197-1 and following of the French Company Code; c) holding or transferring such shares, especially in connection with external growth acquisitions, in compliance with the market practices accepted by the AMF; d) remitting shares during the exercise of rights attached to securities with an immediate or future claim to shares of the Company; e) canceling some or all of these shares for the purpose of optimizing cash management, return on equity and earnings per share, subject to shareholder approval of the 27th extraordinary resolution hereinafter, which authorizes this cancellation; and, more generally, f) performing all transactions allowable under laws and regulations in force.

The liquidity agreement referred to above under a) must be entered into with an investment services provider and comply with an AMF-approved code of ethics.

At this time, only external growth transactions are authorized under market regulations in force and may take the form of tender offers.

The unit purchase price may not exceed 35 euros.

The acquisition, sale, or transfer of these shares may be completed and paid for by all appropriate means in accordance with laws and regulations, including through open market transactions or private agreements, especially the acquisition or sale of stock in blocks, by using financial derivatives and warrants or, more generally, issuing securities with a claim to shares of the Company, and through public offerings, at such time as the Management Board shall choose.

This stock repurchase program is the subject of a prospectus (note d’information) that will receive the visa of the AMF.

PricewaterhouseCoopers Audit	Mazars & Guérard
32, rue Guersant	Le Vinci - 4, allée de l’Arche
75017 Paris	92075 Paris-La Défense Cedex

Special report of the Independent Auditors
on regulated agreements

(for the year ended December 31, 2004)

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

To the Shareholders,

In our capacity as Independent Auditors of AXA, we hereby submit our report on the regulated agreements.

In accordance with Article L.225-88 of the French Company Code, we were informed of the agreements that were subject to the prior approval of your Supervisory Board.

It does not fall within the scope of our assignment to ascertain the potential existence of other agreements but rather, on the basis of the information that was supplied to us, to inform you, the shareholders, of the relevant features of those agreements of which we were informed. It is not our responsibility to express an opinion on the utility or merits of such agreements. Pursuant to Article 117 of the French Decree of March 23, 1967, you are asked to form an opinion on the relevance of such agreements for the purpose of approving them.

We performed our work in accordance with the professional standards applicable in France. Those standards require that we plan and perform the review to obtain reasonable assurance about whether the evidence supporting the information in our possession is consistent with that information.

Agreements authorized during prior fiscal years and which remained in force during the year ended December 31, 2004.

Pursuant to the French Decree of March 23, 1967, we were informed that the following agreements, approved in prior fiscal years, remained in force in 2004:

With FINAXA: In May of 1996, FINAXA granted AXA a non-exclusive license to use the AXA trademark in the countries where the Company and its subsidiaries operate. Under the terms of this licensing agreement, the Company is required to pay FINAXA an annual fee of 762,245.09 euros, as well as 50% of all net fees it receives from own licensees.

To enable the subsidiaries of the Company to use the AXA trademark to distribute products using new technologies and through partnerships with companies that are not controlled by AXA, FINAXA and AXA amended the agreement in January of 2001, to specify the terms and conditions under which licenses and sub-licenses are granted to subsidiaries of AXA and companies not controlled by AXA, subject to the prior written consent of FINAXA.

As of December 31, 2004, AXA had granted a total of 20 sub-licenses to 20 subsidiaries it controls, which in turn may sub-license the right to use the “AXA” trademark to their own affiliates, provided that the latter are controlled within the meaning of Article L.233-3 of the French Company Code.

AXA earned 7,012,300 euros in annual fees for the year ended December 31, 2004. Under the term of the

GENERAL INFORMATION 329

[	General information

license, AXA recorded a charge with respect to FINAXA of 3,562,500 euros, plus a fixed amount of 762,245.09 euros.

With the BNP Paribas Group: On September 12, 2001, and after the AXA Supervisory Board had signaled its consent, the AXA Group (AXA, FINAXA and the Mutuelles AXA) entered into an agreement with BNP Paribas, whereby the parties undertake to maintain a minimum level of cross-shareholdings (respectively, 43,412,598 BNP Paribas shares held by the AXA Group and 15,795,357 FINAXA shares owned by BNP Paribas, after adjustment reflecting the issue of new FINAXA equity on July 20, 2004). The agreement also grants each party a preemptive right to acquire the other party’s minimum equity investment when the agreement expires, as well as a reciprocal option to repurchase the ownership interests of the other party in the event of a change in control of the other party. Furthermore, the AXA Group has agreed to guarantee the liquidity of BNP Paribas’ holdings in ordinary (i.e., common) shares of FINAXA.

Initially concluded for a period of three years, the agreement was amended on October 26, 2004, following the approval of the AXA Supervisory Board on September 15, 2004, and extended for a two-year period as from September 12, 2004, and renewable automatically for subsequent terms of one year, unless either party provides notice of termination at least three months before the end of the current term. The other provisions of the initial agreement remain unchanged.

This agreement and the amendment were made public by the Conseil des Marchés Financiers and then by the Autorité des Marchés Financiers on September 28, 2001 and October 28, 2004, respectively.

With France Télécom: AXA Technology Services (as the Principal), AXA (as the Guarantor) and France Telecom entered into an agreement on December 15, 2003, after the Supervisory Board granted its authorization on December 10, 2003. This agreement entrusts the management of all AXA Group communications networks worldwide to a single global provider, and contains a clause committing to expenditures totaling approximately 280 million euros over the term of the agreement (six and a half years starting from July 1, 2003). It also provides for a contract performance guarantee from AXA to France Telecom on behalf of AXA Technology Services, the amount of which is capped at 50 million euros and the term of which is the term of the agreement.

Paris, February 24, 2005

The Independent Auditors

PricewaterhouseCoopers Audit	Mazars & Guérard
Yves Nicolas - Catherine Pariset	Patrick de Cambourg – Jean-Pierre Lassus

Persons responsible for the Annual Report
(document de référence)

Persons responsible for the document de référence

To the best of our knowledge, the information contained in this document accurately reflected the true financial position of the Company. It comprises all information required to enable investors to reach an informed opinion of the assets, activities, financial position, earnings and propects of the Company. It contains no misleading omissions.

Paris, March 31, 2005
Chairman of the Management Board
Henri de Castries

Statement by the independent accountants

This is a free translation into English of the statement issued in the French language and is provided solely for the convenience of English speaking readers. This statement includes information specifically required by French law. This should be read in conjunction with French law and professional auditing standards applicable in France.

In our capacity as independent auditors of AXA and in accordance with the Livre II of the general reglementation of the AMF (the French Securities and Exchange Commission), we have verified in accordance with French professional standards, the information concerning the financial position and historic financial statements contained in this annual report (document de référence).

This annual report was prepared under the responsibility of the Chairman of the Management Board. Our responsibility is to express an opinion on the accuracy of the information contained herein concerning the Company’s financial position and financial statements. Our procedures, which were performed in accordance with French professional standards consisted of assessing the accuracy of the information about the financial position and the financial statements and verifying its consistency with the audited financial statements, reading the other information contained in this annual report in order to identify any material inconsistencies with the disclosures relating to the financial position and the financial statements, and of drawing your attention to any manifestly misleading statements that may have come to our attention based on our general understanding of the company as acquired during our audit, with the exception of information concerning AXA’s Embedded Value (excluding Adjusted NAV, which was subject to the same procedures set forth hereinabove), which we did not review.

With respect to:

  information pertaining to Embedded Value, included on pages 58-61 of the Financial Highlights section of the annual report, we verified its consistency with the findings of the independent actuarial firm Tillinghast dated March 17, 2005, issued after a limited examination of AXA’s own calculations.
  AXA’s European consolidated solvency margin, the estimates established at the December 31, 2004 reporting date were calculated on the basis of European Life Insurance Directives.

This annual report does not contain any isolated forward-looking statements.

We have audited the annual and consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 drawn up by the Management Board, in accordance with professional standards in France, and issued an unqualified opinion thereon. Based on the procedures described above, we have nothing to report regarding the accuracy of the information concerning financial position and the financial statements, as presented in this annual report.

Paris, March 31, 2005

The Independent Auditors
PricewaterhouseCoopers Audit	Mazars & Guérard
Yves Nicolas - Catherine Pariset	Patrick de Cambourg – Jean-Pierre Lassus

Nota bene : This annual report (document de référence) include also:

  the report of Independent Auditors on the consolidated financial statements for the year ended December, 31 2004, page 276-277 of this document, including the justification of assessments of the Independent Auditors prepared in accordance with the requirements of Article L.225-235 of the Commercial Code;
  the report of the Independent Auditors, page 39 of this document, prepared in compliance with the last paragraph of Article L.225-235 of Commercial Code, on the report prepared and submitted by the Chairman of the AXA Supervisory Board pertaining to the internal procedures relating to the preparation and treatment of financial and accounting information.

Person responsible for investor information

M. Denis Duverne
AXA
25, avenue Matignon,
75008 Paris
Tél. : 01 40 75 57 00

GENERAL INFORMATION 331

[	General information

Correspondence table
    of the “Document de référence”

Informations	Pages

Certifications by responsible persons
Certification by persons responsible for the document	331
Certification by the independent auditors	331
Information policies	48
Chairman’s Supervisory Board report on internal control procedures	11 to 19 and 29 to 38
Independent Auditors report on Chairman’s Supervisory Board report	39

General information concerning the Company
Company
Applicable rules	314

Capital
Particularities (limitations on the exercise of voting power, etc.)	314
Outstanding capital	327
Potential capital	321
Changes in share capital during the past five years	317

Information concerning trading of the Company’s securities
Table of changes in share volume and price during the past 18 months	40
Dividend	321

Capital and voting power
Current ownership of share capital and voting power	320
Changes in shareholding	321
Shareholder agreement	25

Group Activities
Group activities (relations between Company and subsidiaries, information on subsidiaries...)	80
Key Group figures	52
Information by segment (by activity, by geographic area and/or by country	252
Market and competitive position of the Company	80
Investment policy	108
Performance indicators (creation of value for the Company)	58

Analysis of the issuer related risks
Risk factors:
– Market risks (liquidity, rates, exchange, shares portfolio)	120
– Particular risks linked to the activity (dependence on suppliers, clients, agreements and manufactory processes...)	127
– Legal risks (particular regulation, patent, licenses, significant litigation, exceptional facts...)	133
– Industrial risks and environmental risks	134
Insurance cover	134

Financial situation and results
Consolidated financial statements and annexes	194
Off balance sheet commitments	197
Independent auditors fees ad network members fees	315
Regulatory prudential ratios (bank, insurance, brokers)	115
Parent Company financial statements and annexes	296

Corporate governance and administration
Composition and operation of boards of governance, management and supervision	11
Composition and operation of Committees	16
Directors and officers (compensation and benefits, stock options granted and exercised, BSA and BSPCE)	22
Ten non-executive employees with highest stock option grants and exercise	27
Regulated agreements	330

Recent developments and outlook
Recent developments	143
Outlook	190

GENERAL INFORMATION 333

Our Business: Financial Protection

Financial Protection involves supporting our clients – individuals as well as small, mid-size and large businesses – throughout their lives by responding to their insurance, protection, retirement savings and estate planning needs. Aware and proud of our industry's contribution to the economic and social development of the countries in which we are present, we seek to do business responsibly by living up to consistent values and stakeholder commitments throughout the world.

www.axa.com

REF. : 702 122 0405 - Photography credits: Luc Benevello; Meigneux/Sipa; Rémy Lecourieux - DESIGN MEDIA - +33 1 40 55 16 66

AXA FINANCIAL PROTECTION

Be Life Confident